
10012289

2010 PROFILE

CONNECTED

ALLETE™



When 2010 began, ALLETE's Minnesota Power division was **connected** to a rich potential source of renewable wind energy when it closed the purchase of a 465-mile direct current transmission line between northern Minnesota and central North Dakota.

To secure this strategic asset, and to achieve all the successful outcomes that make a publicly traded energy company succeed and grow, ALLETE has to be connected.

ALLETE has developed and strengthened **its electrical connection** to individual people, homes and businesses since Minnesota Power's predecessor company was incorporated more than 100 years ago. Today it serves 144,000 residential energy customers in northern and central Minnesota as well as 16 municipalities and some of the nation's largest industrial power customers. Superior Water, Light & Power, BNI Coal and ALLETE Properties are other businesses under the ALLETE umbrella.

Our business is more than staying in touch.





As an energy company with a defined service territory, Minnesota Power is literally wired to its customers. But the **human connection** is every bit as important. We must constantly engage the people we serve about topics as widespread as safety, rates, conservation and that sponsorship for the Pewee hockey tournament. Our employees are encouraged to make personal commitments through involvement with city councils, scout troops and other community organizations.

We must constantly interact with local, state and federal officials, from elected representatives to utility commission staff. Our company's potential effects on business and household budgets, the environment, rights-of-way and the national energy grid all demand a **connection to government.**

ALLETE's longstanding connection to investors is spelled out clearly in corporate strategy: *"ALLETE is an energy company committed to earning a financial return that rewards our shareholders, allows for reinvestment in our businesses and sustains growth."*

It's staying connected.







When the DC line was built in the late 1970s, it was designed to carry electricity generated at a fossil-fueled facility 465 miles away. In the future, under ALLETE ownership, it will import renewable wind energy harnessed from the wind-rich North Dakota plains.



This transmission structure carries the last link of Minnesota Power's DC line into the Arrowhead Substation near Duluth, Minn. At the western end, 465 miles away, wind turbines in North Dakota will generate renewable energy.



A business plan with the wind at its back

The first order of business for ALLETE in 2010 was to take ownership of an interstate transmission line that connected electric customers in Minnesota and perhaps the rest of the Upper Midwest to the renewable energy potential blowing across the central North Dakota landscape.

ALLETE announced plans to buy the +/-250-kilovolt line from the Square Butte Electric Cooperative in May of 2008. The $70 million transaction closed Dec. 31, 2009.

Purchase of the line will enable Minnesota Power to phase out a long-term contract to buy electricity generated from coal at the Milton R. Young Station in Center, N.D. and replace it with renewable wind energy. Federal and state regulators approved the purchase and associated interconnection agreements in late 2009.



Surge suppressors for thyristor valves facilitate the conversion of DC power to AC power.

The 465-mile DC line, which transmits by direct current rather than the more typical alternating current, connects an electric substation near Center, N.D. with a Minnesota Power substation near Duluth.

Direct current is a more economical way to transmit power over long distances than by alternating current. When Square Butte built the DC line in the late 1970s, it was designed to move large quantities of electricity from the coal-fired Young Station to supply Minnesota Power's taconite customers on northeast Minnesota's Iron Range.

Electricity generated at the Young Station is now shared by Minnesota Power and Minnkota Power Cooperative, an affiliate of Square Butte. Over the next several years, Minnesota Power will phase out its generation rights at the Young Station, allowing Minnkota to eventually take all of the coal-based electricity it once shared. Minnesota Power plans to construct several hundred megawatts of new wind generation in the vicinity of Center, N.D. and transmit the renewable energy over its DC Line as its coal-based power purchases are phased out.

A history in North Dakota

ALLETE's connections in central North Dakota were instrumental in the company's decision to pursue the commercial development of renewable wind energy in the area. ALLETE's partnership with the Minnkota electric cooperative and its agreement to purchase power from the Young Generating Station predated by about a decade ALLETE's 1988 purchase of BNI Coal, a lignite coal producer that sells fuel to the Young Station.

Employees of ALLETE and BNI have spent decades forging strong relationships with landowners in the area. While engaging residents in discussions about employment opportunities, coal leases and reclamation, we gained a fuller appreciation of what the local population had known for generations: North Dakota is windy.

Tenth in capacity, first in potential

The American Wind Energy Association ranks the state of North Dakota tenth in the nation for present wind energy capacity, with 1,203 megawatts in operation. As for potential wind capacity, the wind energy trade association ranks North Dakota number one.

Portions of central North Dakota are ranked among the nation's premier sites for wind energy. As wind turbine technology has advanced in recent years, so has the ability to monitor and map meteorological data.

All markets for wind turbines require an estimate of how much wind energy is available at potential development sites. Correct estimation of the energy available in the wind can make or break the economics of wind farm development, according to the National Renewable Energy Laboratory.

ALLETE's first direct experience in harnessing wind power came in 2006, with the construction and

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deployment of Oliver Wind I, a 22-turbine wind farm near Center built by an affiliate of FPL Energy. Minnesota Power contracted to purchase all the energy output from Oliver Wind I, and all the output from the adjacent Oliver Wind II wind energy center, constructed in 2007. The 54 wind turbines that make up Oliver I and II generate a maximum of 98 megawatts (MW) of energy.

Proximity to transmission is integral

One factor integral to the Oliver Wind project was its relative proximity to the DC transmission line linking Center and Duluth. Now that ALLETE owns the line, the company has a dedicated connection between plentiful reserves of wind energy in North Dakota and more populated areas to the east. Limited transmission has stymied more than one project in the region.

ALLETE gained experience in developing its own wind farm when it conceived and built the 25-MW Taconite Ridge Energy Center near Virginia, Minn. The facility, located on bluffs along the Laurentian Divide, began producing energy in the spring of 2008 with a "capacity factor" of about 30 percent.

While the company built on its wind experience in two states, ALLETE management was retooled to incorporate a bigger place at the table for North Dakota operations. In September of 2009, Dave Schmitz, a North Dakota native with decades of electric utility experience, joined the company as general manager of Minnesota Power renewable operations in North Dakota. Schmitz was charged with building a world class team to operate and maintain the Bison I Wind Energy Center, the first of several wind projects ALLETE is planning.

ALLETE representatives have been working for years to secure options and easements for property on which to build. Besides the excellent quality of the wind resource in the region, the large tracts of land under single ownership have also proved advantageous to developing renewable power generation.

The erection of wind turbines disturbs relatively little agricultural production in the area, which includes small grain farming, pasture land and cattle operations. The vast tracts of open prairie accommodate large setbacks from dwellings and better spacing between transmission and turbine structures. In pursuit of its renewable energy goals, ALLETE has secured options or leases on 60,000 acres of North Dakota land, enough to support 300-400 wind turbines.

The Bison I wind project, estimated to cost $180 million, will be built in two phases: construction of the first 16 turbines is scheduled to take place later this year and be operational by the end of 2010. Phase two will involve the construction of 17 more turbines, expected to be generating electricity a year later.



New blades designed for efficiency

Located about 25 miles southwest of Oliver I and Oliver II near the town of New Salem, the Bison I project will deploy durable, reliable 2.3 MW turbines manufactured by Siemens similar to those in the Oliver wind farm. However, the blades are longer and designed differently to more efficiently capture wind energy at low to medium wind speeds. The Bison blades will be 161 feet long, mounted on a hub 262 feet off the ground.

The new turbines will begin producing electricity when wind speed reaches nine miles per hour (the turbines automatically cut off at wind speeds of 56 mph and higher). Energy output of wind turbines is measured by "capacity factor" – the ratio of actual energy production to the theoretical maximum if a plant were operating at maximum output at all times.

With a capacity factor approaching 45 percent within the Bison footprint, the power potential is considered excellent. The average capacity factor for installed commercial wind farms in the U.S. is about 36 percent, according to the U.S. Department of Energy. A cost advantage for Minnesota Power and other wind developers is the production tax credit Congress extended through 2012 for wind projects.

ALLETE believes that over the long term, wind energy will play an increasingly important role in our nation's energy mix. With strong connections linking wind power to people, ALLETE is well on its way to establishing a business based on renewable energy. ●

This photo, taken in 2006, shows the Oliver Wind I installation under construction. It made use of the same sturdy Siemens-manufactured 2.3 MW turbines that will be deployed in the Bison wind farm, but the Bison project's longer blades will add capacity and efficiency.



Minnesota Power Strategic Accounts Manager Mike Perala, left, stands with Mesabi Nugget Project Manager Steve Rutherford at the new facility's electric substation near Hoyt Lakes, Minn.

Excitement surrounds new customer producing iron nuggets

Minnesota Power's newest industrial customer is using electricity in a brand new way to shape a natural resource that's been driving the northern Minnesota economy for more than a century.

Up to 15 megawatts of electric power is now flowing to Mesabi Nugget, a brand new $260 million facility near Hoyt Lakes, Minn. that is the world's first commercial iron nugget plant. After more than a decade of testing and years of construction, the first nuggets of nearly-pure iron emerged from a huge rotary hearth furnace at the plant on Jan. 12, 2010.

"Everyone gathered around the conveyor belt," recalled Steve Rutherford, Mesabi Nugget's project manager. "We got some champagne and popped a few corks later that evening."

Development of iron nuggets – which contain 96 percent iron compared with the 66 percent iron content of taconite pellets – introduces a new kind of feedstock to steel production. Iron-bearing taconite is abundantly available in northern Minnesota as an important domestic source of raw material for steel.



Steve Rutherford holds one of the first iron nuggets ever commercially produced.

Taconite processing plants use large quantities of electric power to grind the iron-bearing rock, and form the iron particles into taconite pellets. Approximately 60 percent of the iron ore consumed by integrated steel facilities in the U.S. originates from six taconite customers of Minnesota Power.

The new nugget plant takes its name from the Mesabi Iron Range, a vast deposit of iron ore in northern Minnesota. Steel Dynamics Inc. owns 81 percent of Mesabi Nugget. The other 19 percent is owned by Kobe Steel Ltd. of Japan, which developed and patented the Itmk3 process that transforms iron ore and pulverized coal into iron nuggets similar in quality to blast furnace pig iron.

Along with other partners, SDI invested in a pilot demonstration plant that successfully produced the first Mesabi iron nuggets in 2004. The nearly pure iron nuggets

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PolyMet awaiting permits for non-ferrous mine

Another potential new industrial customer of Minnesota Power plans to launch a non-ferrous mining operation to extract copper, nickel and precious metals from the Mesabi Range.

PolyMet Mining, Inc., in the final stage of a lengthy environmental permitting process, proposes to develop an open pit mine and to modify a former taconite plant to process the minerals.

Minnesota Power has executed a long-term contract with PolyMet to supply approximately 70 megawatts of electric power through at least 2018.

PolyMet's environmental review, which began in February of 2004, has reached the point at which the Minnesota Department of Natural Resources and the U.S. Army Corps of Engineers, as lead agencies, are evaluating public comments on the project's Draft Environmental Impact Statement.

Assuming that the statement is judged to be complete, the state and federal agencies could issue a Statement of Adequacy by mid-year 2010, with issuance of environmental permitting to follow. Should these events occur, operations could begin in late 2011.

PolyMet Mining is a publicly-traded mine development company (AMEX: PLM) that controls the NorthMet ore body through a long-term lease. The company also owns the former LTV processing facility located approximately six miles from the ore body. Using open pit mining techniques, PolyMet plans to mine ore containing copper, nickel, cobalt, platinum, palladium and gold. These substances are used in everyday products like wiring, automobile emission controls, medical applications, and are considered critical to a "green economy." •

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from the pilot plant were tested at a Steel Dynamics mill in Indiana, where they were found to have characteristics ideal for mini-mill steelmaking. Nuggets can also be used as a feedstock in steel blast furnaces.

In certain types of steel products, including flat rolled steel and railroad rail, iron is needed in mini-mill steelmaking to supplement scrap steel. Most mini mills meet their need for iron by relying on pig iron ingots imported from South America or other parts of the world. Steel Dynamics has sought to develop an internal supply of iron units to reduce its dependence on foreign sources.

Initially, Mesabi Nugget will use taconite concentrate from Northshore Mining in Silver Bay, Minn. and hematite from reclaimed natural ore mine tailings to make nuggets in the new plant.

Most of the iron nuggets produced at the new Minnesota facility will be shipped to three Steel Dynamics mills. Rutherford said workers at the new plant are now evaluating and testing equipment and producing the slurry that's processed, filtered and dried into green balls. He said "hot commissioning" of the 60-meter diameter rotary furnace is well underway.

"There's no manual," Rutherford said, underscoring the fact that the process is brand new. Full production levels are expected to be reached later in 2010. The plant is expected to produce 500,000 metric tons of iron nuggets annually, with a workforce of about 70 people.

Mesabi Nugget is pursuing permits for taconite mining activities on previously mined land near the new Hoyt Lakes facility. Assuming receipt of environmental permits, mining could begin in 2011, which would allow Mesabi Nugget to provide its own taconite concentrates and would result in increased electrical loads for Minnesota Power.

Mesabi Nugget was designed to eventually triple in size if demand for the iron nuggets develops. During peak construction at the plant in the summer of 2009, about 1,000 contract workers were on site. A permanent workforce of about 70 employees will operate the plant, Rutherford said. •

Transmission investments include ATC and CapX2020

ALLETE's investment in the American Transmission Company continues to grow, reaching $88.4 million at the end of 2009 and expected to increase by approximately $5 million in 2010. The investment represents an equity ownership interest of about eight percent in ATC, a Wisconsin-based utility that owns and maintains electric transmission assets in four states. ALLETE's earnings grow as its investment in ATC increases.

ATC began operations in 2001 as the first multi-state electric transmission-only utility. It provides transmission service across 9,400 circuit miles of transmission line in parts of Wisconsin, Michigan, Minnesota and Illinois.

Minnesota Power, as a participant in the CapX2020 initiative to improve transmission reliability in the Upper Midwest, intends to invest in two new lines, one between Fargo, N.D. and Monticello, Minn. and a second between Bemidji and Grand Rapids in Minnesota. ALLETE's total investment in these transmission lines is expected to be approximately $100 million. •

David Pessenda Jr., left, explains to Minnesota State Rep. Roger Reinert how wood waste is used as fuel at the Hibbard Energy Center in West Duluth. Pessenda is renewable business operations manager at the Minnesota Power facility. Reinert authored a bill enacted in 2009 modifying a state statute so that the change in ownership of the Hibbard boilers would not affect their production of steam for the nearby NewPage paper facility.

Purchase of steam district tied to the production of more renewable energy

Although ALLETE's mission to expand renewable energy has been focused primarily on wind energy, the company is also working on developing another renewable source native to the upper Midwest – wood waste biomass.

The state of Minnesota enacted one of the nation's most stringent renewable energy standards in 2007, requiring that 25 percent of Minnesota Power's total retail energy sales come from renewable energy sources by 2025. As a step toward that goal, in 2009 Minnesota Power purchased boilers and associated systems from the city of Duluth that will lead to increased biomass energy generation.

Assets purchased Sept. 30, 2009 included two boilers, wood handling systems, and other equipment used to generate steam for the NewPage paper mill and Minnesota Power's Hibbard Energy Center in West Duluth. The Hibbard facility, built as a Minnesota Power coal-fired generating plant, has seen many changes over the decades. In the 1970s it was converted to run on fuel oil, only to be closed in 1982.



Duluth Steam District #2 is located at the Hibbard Energy Center in Duluth, Minn.

After the facility was retrofitted to burn wood along with coal to facilitate economic development, Duluth Steam District No. 2 came into service in 1987, when the City of Duluth, Minnesota Power and Pentair, Inc. teamed up to construct Lake Superior Paper Industries. Minnesota Power bought out the city's ownership portion in 2009.

The Minnesota Public Service Commission in 2009 approved the $2.5 million purchase and authorized the investment of another $22 million for upgrades that will eventually triple the amount of electricity produced at the facility from wood waste biomass fuel. A primary source of the fuel will continue to be wood waste from the nearby paper mill, now owned by NewPage. The paper company also utilizes steam from the plant in its papermaking operation. •

Major environmental retrofit completed at Boswell Unit 3

After undergoing a $240 million environmental retrofit project that took three years to complete, Minnesota Power's Boswell Unit 3 came back on line in November of 2009 as a much cleaner and more efficient electric generating unit.

The investment in pollution control reduced in a major way emissions of sulfur dioxide, oxides of nitrogen and particulates. Boswell Unit 3 is the second-largest generating unit on the Minnesota Power system.

Boswell Unit 3 returned to service 80 days after it went off-line so that workers could finish retrofit construction and install new burners, upgrade the turbine and finalize the complex transition to a more efficient and cleaner-burning generator. The turbine upgrade improved output with no additional carbon emissions. The Unit 3 emission control project started in 2006, employed several hundred workers, and utilized some of the most advanced equipment, including selective catalytic reduction and one of the word's largest construction cranes. ●



ALLETE President Al Hodnik, left, and others check out improvements at Boswell Unit 3, a major environmental retrofit completed in November of 2009.


ALLETE
ALE
LISTED
NYSE
MARCH
3
WEDNESDAY
ALE
LISTED
NYSE

Left to right are Investor Relations VP Tim Thorp, CFO Mark Schober, John Merrell of the NYSE, President Al Hodnik, Chairman and CEO Don Shippar, Lead Director Bruce Stender and Controller Steve DeVinck.

ALLETE celebrates 60 years on the New York Stock Exchange

ALLETE, listed on the New York Stock Exchange for 60 years, remains in close contact with its thousands of investors through a Duluth-based shareholder services staff, participation at investor meetings and face-to-face visits with analysts, brokers and the public.

On March 3, 2010, at the invitation of the NYSE, six ALLETE executives rang the closing bell at the stock exchange in honor of the company's 60th anniversary of being listed on "the Big Board." When the company was first listed on the exchange, it traded under the symbol MPL, an abbreviation of ALLETE's previous name, Minnesota Power and Light.

ALLETE has been listed as ALE since the company changed its name in 2000. It has paid common stock dividends without interruption since 1948. ●

BNI sold about 4.2 million tons of lignite coal in 2009

BNI Coal, a wholly owned subsidiary of ALLETE, sold approximately 4.2 million tons of lignite coal in 2009, and anticipates a similar sales level in 2010.

Located near Center, N.D., BNI's open pit mine produces fuel for two electric generating cooperatives, Minnkota Power and Square Butte. These two customers presently consume virtually all of BNI Coal's production of lignite under coal supply agreements that extend through 2026.

The mining process disturbs and reclaims between 200 and 250 acres of land per year. Laws require that reclaimed land be at least as productive as it was prior to mining. With lignite reserves of an estimated 600 million tons, BNI Coal has ample capacity to expand production. ●

ALLETE Vice President of Marketing, Regulatory and Public Affairs Dave McMillan discusses regulatory issues with Robert S. Lee in his Minneapolis office. Lee, an attorney, has represented the interests of large industrial customers before the Minnesota Public Utilities Commission for more than 30 years.

Minnesota Power requests rate increase of $81 million per year

Minnesota Power filed a retail rate increase request with the Minnesota Public Utilities Commission (MPUC) in November of 2009, seeking an $81 million annualized net increase in electric retail revenue and a return on equity of 11.50 percent.

The company requested a capital structure of 54.29 percent equity and 45.71 percent debt.

While Minnesota law allows the collection of interim rates while the Commission processes the rate filing, on Dec. 30, 2009, the MPUC issued an order authorizing $48.5 million of Minnesota Power's interim rate increase request of $73 million.

The MPUC cited "exigent circumstances" in reducing Minnesota Power's interim rate request.

Minnesota's rate case process requires public hearings and an evidentiary hearing before an administrative law judge, both of which are scheduled for the second quarter of 2010. A final decision on the company's rate request is expected in the fourth quarter.



Dave McMillan and Bob Lee connect with a handshake.

Minnesota Power announced early in the fall of 2009 its intent to file for additional revenues to recover the costs of significant investments designed to insure system reliability and enhance environmental performance while bringing new renewable energy to northeastern Minnesota. •



30 West Superior Street | Duluth, Minnesota 55802-2093
Shareholder Services | 1-800-535-3056 or 218-723-3974 | shareholder@allete.com

This ALLETE profile was printed on paper manufactured by Sappi, a major electric customer of Minnesota Power. The paper is certified by the Forest Stewardship Council and the Sustainable Forestry Initiative. ALLETE is proud to use the high quality product of a valued customer in this document.

Listed on the New York Stock Exchange: ALE

00069840

Conformed w/Exhibits


SEC MAIL PROCESSING
RECEIVED
APR 19 2010
WASH, D.C.
205
SECTION

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended **December 31, 2009**

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ______________ to ______________

Commission File No. **1-3548**

ALLETE, Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**41-0418150**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

30 West Superior Street, Duluth, Minnesota 55802-2093
(Address of principal executive offices, including zip code)

(218) 279-5000
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Stock Exchange on Which Registered
Common Stock, without par value	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company (as defined in Rule 12b-2 of the Act).
Large Accelerated Filer ☑ Accelerated Filer ☐ Non-Accelerated Filer ☐ Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐ No ☑

The aggregate market value of voting stock held by nonaffiliates on June 30, 2009, was $974,440,368.

As of February 1, 2010, there were 35,243,905 shares of ALLETE Common Stock, without par value, outstanding.

Documents Incorporated By Reference

Portions of the Proxy Statement for the 2010 Annual Meeting of Shareholders are incorporated by reference in Part III.

Index

Definitions

The following abbreviations or acronyms are used in the text. References in this report to "we," "us" and "our" are to ALLETE, Inc. and its subsidiaries, collectively.

Abbreviation or Acronym	Term
AICPA	American Institute of Certified Public Accountants
ALLETE	ALLETE, Inc.
ALLETE Properties	ALLETE Properties, LLC and its subsidiaries
AFUDC	Allowance for Funds Used During Construction - the cost of both debt and equity funds used to finance utility plant additions during construction periods
AREA	Arrowhead Regional Emission Abatement
ARS	Auction Rate Securities
ATC	American Transmission Company LLC
Basin	Basin Electric Power Cooperative
Bison I	Bison I Wind Project
BNI Coal	BNI Coal, Ltd.
BNSF	Burlington Northern Santa Fe Railway Company
Boswell	Boswell Energy Center
Boswell NO_X Reduction Plan	NO_X emission reductions from Boswell Units 1, 2, and 4
CO_2	Carbon Dioxide
Company	ALLETE, Inc. and its subsidiaries
DC	Direct Current
DRI	Development of Regional Impact
EITF	Emerging Issues Task Force
EPA	Environmental Protection Agency
ESOP	Employee Stock Ownership Plan
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
Form 8-K	ALLETE Current Report on Form 8-K
Form 10-K	ALLETE Annual Report on Form 10-K
Form 10-Q	ALLETE Quarterly Report on Form 10-Q
FTR	Financial Transmission Rights
GAAP	Accounting Principles Generally Accepted in the United States
GHG	Greenhouse Gases
Heating Degree Days	Measure of the extent to which the average daily temperature is below 65 degrees Fahrenheit, increasing demand for heating
IBEW Local 31	International Brotherhood of Electrical Workers Local 31
Invest Direct	ALLETE's Direct Stock Purchase and Dividend Reinvestment Plan
kV	Kilovolt(s)
Laskin	Laskin Energy Center
Manitoba Hydro	Manitoba Hydro-Electric Board
MBtu	Million British thermal units
Mesabi Nugget	Mesabi Nugget Delaware, LLC
Minnesota Power	An operating division of ALLETE, Inc.
Minnkota Power	Minnkota Power Cooperative, Inc.
MISO	Midwest Independent Transmission System Operator, Inc.
Moody's	Moody's Investors Service, Inc.
MPCA	Minnesota Pollution Control Agency

Definitions (Continued)

MPUC	Minnesota Public Utilities Commission
MW / MWh	Megawatt(s) / Megawatt-hour(s)
NextEra Energy	NextEra Energy Resources, LLC
NDPSC	North Dakota Public Service Commission
Non-residential	Retail commercial, non-retail commercial, office, industrial, warehouse, storage and institutional
NO_X	Nitrogen Oxides
Note ___	Note ___ to the consolidated financial statements in this Form 10-K
NPDES	National Pollutant Discharge Elimination System
NYSE	New York Stock Exchange
OES	Minnesota Office of Energy Security
Oliver Wind I	Oliver Wind I Energy Center
Oliver Wind II	Oliver Wind II Energy Center
Palm Coast Park	Palm Coast Park development project in Florida
Palm Coast Park District	Palm Coast Park Community Development District
PolyMet Mining	PolyMet Mining Corp.
PSCW	Public Service Commission of Wisconsin
PUHCA 2005	Public Utility Holding Company Act of 2005
Rainy River Energy	Rainy River Energy Corporation - Wisconsin
SEC	Securities and Exchange Commission
SO_2	Sulfur Dioxide
Square Butte	Square Butte Electric Cooperative
Standard & Poor's	Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc.
SWL&P	Superior Water, Light and Power Company
Taconite Harbor	Taconite Harbor Energy Center
Taconite Ridge	Taconite Ridge Energy Center
Town Center	Town Center at Palm Coast development project in Florida
Town Center District	Town Center at Palm Coast Community Development District
WDNR	Wisconsin Department of Natural Resources

Safe Harbor Statement
Under the Private Securities Litigation Reform Act of 1995

Statements in this report that are not statements of historical facts may be considered "forward-looking" and, accordingly, involve risks and uncertainties that could cause actual results to differ materially from those discussed. Although such forward-looking statements have been made in good faith and are based on reasonable assumptions, there is no assurance that the expected results will be achieved. Any statements that express, or involve discussions as to, future expectations, risks, beliefs, plans, objectives, assumptions, events, uncertainties, financial performance, or growth strategies (often, but not always, through the use of words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "will likely result," "will continue," "could," "may," "potential," "target," "outlook" or words of similar meaning) are not statements of historical facts and may be forward-looking.

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we are hereby filing cautionary statements identifying important factors that could cause our actual results to differ materially from those projected, or expectations suggested, in forward-looking statements made by or on behalf of ALLETE in this Annual Report on Form 10-K, in presentations, on our website, in response to questions or otherwise. These statements are qualified in their entirety by reference to, and are accompanied by, the following important factors, in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements:

- our ability to successfully implement our strategic objectives;
- prevailing governmental policies, regulatory actions, and legislation including those of the United States Congress, state legislatures, the FERC, the MPUC, the PSCW, the NDPSC, and various local and county regulators, and city administrators, about allowed rates of return, financings, industry and rate structure, acquisition and disposal of assets and facilities, real estate development, operation and construction of plant facilities, recovery of purchased power, capital investments and other expenses, present or prospective wholesale and retail competition (including but not limited to transmission costs), zoning and permitting of land held for resale and environmental matters;
- our ability to manage expansion and integrate acquisitions;
- the potential impacts of climate change and future regulation to restrict the emissions of GHG on our Regulated Operations;
- effects of restructuring initiatives in the electric industry;
- economic and geographic factors, including political and economic risks;
- changes in and compliance with laws and regulations;
- weather conditions;
- natural disasters and pandemic diseases;
- war and acts of terrorism;
- wholesale power market conditions;
- population growth rates and demographic patterns;
- effects of competition, including competition for retail and wholesale customers;
- changes in the real estate market;
- pricing and transportation of commodities;
- changes in tax rates or policies or in rates of inflation;
- project delays or changes in project costs;
- availability and management of construction materials and skilled construction labor for capital projects;
- changes in operating expenses, capital and land development expenditures;
- global and domestic economic conditions affecting us or our customers;
- our ability to access capital markets and bank financing;
- changes in interest rates and the performance of the financial markets;
- our ability to replace a mature workforce and retain qualified, skilled and experienced personnel; and
- the outcome of legal and administrative proceedings (whether civil or criminal) and settlements that affect the business and profitability of ALLETE.

Additional disclosures regarding factors that could cause our results and performance to differ from results or performance anticipated by this report are discussed in Item 1A under the heading "Risk Factors" beginning on page 23 of this Form 10-K. Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which that statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of these factors, nor can it assess the impact of each of these factors on the businesses of ALLETE or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers are urged to carefully review and consider the various disclosures made by us in this Form 10-K and in our other reports filed with the SEC that attempt to advise interested parties of the factors that may affect our business.

Part I

Item 1. Business

Regulated Operations includes our regulated utilities, Minnesota Power and SWL&P, as well as our investment in ATC, a Wisconsin-based utility that owns and maintains electric transmission assets in parts of Wisconsin, Michigan, Minnesota and Illinois. Minnesota Power provides regulated utility electric service in northeastern Minnesota to 144,000 retail customers and wholesale electric service to 16 municipalities. Minnesota Power also provides regulated utility electric service to 1 private utility in Wisconsin. SWL&P, a wholesale customer of Minnesota Power, provides regulated electric, natural gas and water service in northwestern Wisconsin to 15,000 electric customers, 12,000 natural gas customers and 10,000 water customers. Our regulated utility operations include retail and wholesale activities under the jurisdiction of state and federal regulatory authorities. (See Item 1. Business – Regulated Operations – Regulatory Matters.)

Investments and Other is comprised primarily of BNI Coal, our coal mining operations in North Dakota, and ALLETE Properties, our Florida real estate investment. This segment also includes a small amount of non-rate base generation, approximately 7,000 acres of land available-for-sale in Minnesota, and earnings on cash and investments.

ALLETE is incorporated under the laws of Minnesota. Our corporate headquarters are in Duluth, Minnesota. Statistical information is presented as of December 31, 2009, unless otherwise indicated. All subsidiaries are wholly owned unless otherwise specifically indicated. References in this report to "we," "us" and "our" are to ALLETE and its subsidiaries, collectively.

Year Ended December 31	2009	2008	2007
Consolidated Operating Revenue – Millions	$759.1	$801.0	$841.7
Percentage of Consolidated Operating Revenue			
Regulated Operations	90%	89%	86%
Investments and Other	10%	11%	14%
	100%	100%	100%

For a detailed discussion of results of operations and trends, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations. For business segment information, see Note 1. Operations and Significant Accounting Policies and Note 2. Business Segments.

REGULATED OPERATIONS

Electric Sales / Customers

Regulated Utility Electric Sales

Year Ended December 31	2009	%	2008	%	2007	%
Millions of Kilowatt-hours						
Retail and Municipals						
Residential	1,164	10	1,172	9	1,141	9
Commercial	1,420	12	1,454	12	1,456	11
Industrial	4,475	37	7,192	57	7,054	55
Municipals (FERC rate regulated)	992	8	1,002	8	1,009	8
Total Retail and Municipals	8,051	67	10,820	86	10,660	83
Other Power Suppliers	4,056	33	1,800	14	2,157	17
Total Regulated Utility Electric Sales	12,107	100	12,620	100	12,817	100

Seasonality

Due to the high concentration of industrial sales, Minnesota Power is not subject to significant seasonal fluctuations. The operations of our industrial customers, which make up a large portion of our sales portfolio, as shown in the table above, are not typically subject to significant seasonal variations.

REGULATED OPERATIONS (Continued)

Industrial Customers. In 2009, our industrial customers represented 37 percent of total regulated utility kilowatt-hour sales. Our industrial customers are primarily in the taconite, paper, pulp and wood products, and pipeline industries.

Industrial Customer Electric Sales

Year Ended December 31	2009	%	2008	%	2007	%
Millions of Kilowatt-hours						
Taconite Producers	2,124	47	4,579	64	4,408	62
Paper, Pulp and Wood Products	1,454	33	1,567	22	1,613	23
Pipelines	504	11	582	8	562	8
Other Industrial	393	9	464	6	471	7
	4,475	100	7,192	100	7,054	100

Approximately 60 percent of the ore consumed by integrated steel facilities in the United States originates from six taconite customers of Minnesota Power, which represented 2,124 million kilowatt-hours, or 47 percent, of our total industrial sales in 2009. Taconite, an iron-bearing rock of relatively low iron content, is abundantly available in northern Minnesota and an important domestic source of raw material for the steel industry. Taconite processing plants use large quantities of electric power to grind the iron-bearing rock, and agglomerate and pelletize the iron particles into taconite pellets.

Beginning in the fall of 2008, worldwide steel makers began to dramatically cut steel production in response to reduced demand driven largely by the global credit concerns. United States raw steel production ran at approximately 50 percent of capacity in 2009, reflecting poor demand in automobiles, durable goods, and structural and other steel products.

In late 2008, Minnesota taconite producers began to feel the impacts of decreased steel demand, and reduced taconite production levels occurred in 2009. Annual taconite production in Minnesota was approximately 18 million tons in 2009 (40 million tons in 2008 and 39 million tons in 2007). Consequently, 2009 kilowatt-hour sales to our taconite customers were lower by approximately 54 percent from 2008 levels, and we sold available power to Other Power Suppliers to partially mitigate the earnings impact of these lower taconite sales.

Raw steel production in the United States is projected to improve in 2010, and is estimated to run at approximately 60 percent of capacity. As a result, Minnesota Power expects an increase in taconite production in 2010 compared to 2009, although production will still be less than previous years' levels. We will continue to market available power to Other Power Suppliers in an effort to mitigate the earnings impact of these lower industrial sales. These sales are dependent upon the availability of generation and are sold at market-based prices into the MISO market on a daily basis or through bilateral agreements of various durations. We can make no assurances that our power marketing efforts will fully offset the reduced earnings resulting from lower demand nominations from our industrial customers.

In addition to serving the taconite industry, Minnesota Power also serves a number of customers in the paper, pulp and wood products industry, which represented 1,454 million kilowatt-hours, or 33 percent, of our total industrial sales in 2009. In total, we serve four major paper and pulp mills directly and one paper mill indirectly by providing wholesale service to the retail provider of the mill. Minnesota Power also serves several wood product manufacturers.

Minnesota Power's paper and pulp customers ran at, or very near, full capacity for the majority of 2009, despite the fact that the industry as a whole experienced the impacts of the global recession in reduced sales of nearly every paper grade. Federal tax credits provided a subsidy for paper producers which allowed them to remain competitive. Minnesota Power's paper and pulp customers benefited from the temporary or permanent idling of competitor plants both in North America and in Europe, as well as continued strength of the Canadian dollar and the Euro which has reduced imports both from Canada and Europe.

The pipeline industry is the third key industrial segment served by Minnesota Power with services provided to two crude oil pipelines and one refinery indirectly through SWL&P, which represented 504 million kilowatt-hours, or 11 percent, of our total industrial sales in 2009. These customers have a common reliance on the importation of Canadian crude oil. After near capacity operations in 2007, 2008, and 2009, both pipeline operators are executing expansion plans to transport Western Canadian crude oil reserves (Alberta Oil Sands) to United States markets. Access to traditional Midwest markets is being expanded to Southern markets as the Canadian supply is displacing domestic production and deliveries imported from the Gulf Coast.

Large Power Customer Contracts. Minnesota Power has 9 Large Power contracts with 10 Large Power Customers. All of these contracts serve requirements of 10 MWs or more of generating capacity. The customers consist of five taconite producing facilities (two of which are owned by one company and are served under a single contract), one iron nugget plant, and four paper and pulp mills.

REGULATED OPERATIONS (Continued)
Large Power Customer Contracts (Continued)

Large Power Customer contracts require Minnesota Power to have a certain amount of generating capacity available. In turn, each Large Power Customer is required to pay a minimum monthly demand charge that covers the fixed costs associated with having this capacity available to serve the customer, including a return on common equity. Most contracts allow customers to establish the level of megawatts subject to a demand charge on a four-month basis and require that a portion of their megawatt needs be committed on a take-or-pay basis for at least a portion of the agreement. In addition to the demand charge, each Large Power Customer is billed an energy charge for each kilowatt-hour used that recovers the variable costs incurred in generating electricity. Four of the Large Power Customers have interruptible service which provides a discounted demand rate for the ability to interrupt the customers during system emergencies. Minnesota Power also provides incremental production service for customer demand levels above the contractual take-or-pay levels. There is no demand charge for this service and energy is priced at an increment above Minnesota Power's cost. Incremental production service is interruptible.

All contracts with Large Power Customers continue past the contract termination date unless the required advance notice of cancellation has been given. The advance notice of cancellation varies from one to four years. Such contracts minimize the impact on earnings that otherwise would result from significant reductions in kilowatt-hour sales to such customers. Large Power Customers are required to take all of their purchased electric service requirements from Minnesota Power for the duration of their contracts. The rates and corresponding revenue associated with capacity and energy provided under these contracts are subject to change through the same regulatory process governing all retail electric rates. (See Item 1. Business – Regulated Operations – Regulatory Matters – Electric Rates.)

Minnesota Power, as permitted by the MPUC, requires its taconite-producing Large Power Customers to pay weekly for electric usage based on monthly energy usage estimates. The customers receive estimated bills based on Minnesota Power's prediction of the customer's energy usage, forecasted energy prices, and fuel clause adjustment estimates. Minnesota Power's five taconite-producing Large Power Customers have generally predictable energy usage on a week-to-week basis, which makes the variance between the estimated usage and actual usage small.

Contract Status for Minnesota Power Large Power Customers
As of February 1, 2010

Customer *(a)*	Industry	Location	Ownership	Earliest Termination Date
Hibbing Taconite Co.	Taconite	Hibbing, MN	62.3% ArcelorMittal USA Inc. 23% Cliffs Natural Resources Inc. 14.7% United States Steel Corporation	December 31, 2015
ArcelorMittal USA – Minorca Mine *(b)*	Taconite	Virginia, MN	ArcelorMittal USA Inc.	February 28, 2014
United States Steel Corporation (USS – Minnesota Ore) *(b,c)*	Taconite	Mt. Iron, MN and Keewatin, MN	United States Steel Corporation	February 28, 2014
United Taconite LLC	Taconite	Eveleth, MN	Cliffs Natural Resources Inc.	December 31, 2015
Mesabi Nugget Delaware, LLC	Iron Nugget	Hoyt Lakes, MN	Steel Dynamics, Inc (80%) Kobe Steel USA (20%)	December 31, 2017
UPM, Blandin Paper Mill *(b)*	Paper	Grand Rapids, MN	UPM-Kymmene Corporation	February 28, 2014
Boise White Paper, LLC	Paper	International Falls, MN	Boise Paper Holdings, LLC	December 31, 2013
Sappi Cloquet LLC	Paper and Pulp	Cloquet, MN	Sappi Limited	February 28, 2014
NewPage Corporation – Duluth Mills *(b)*	Paper and Pulp	Duluth, MN	NewPage Corporation	February 28, 2014

(a) *During 2009, three Large Power Customers moved to the Large Light and Power rate class.*
(b) *The contract will terminate four years from the date of written notice from either Minnesota Power or the customer. No notice of contract cancellation has been given by either party. Thus, the earliest date of cancellation is February 28, 2014.*
(c) *United States Steel Corporation includes the Minntac Plant in Mountain Iron, MN and the Keewatin Taconite Plant in Keewatin, MN.*

Residential and Commercial Customers. In 2009, our residential and commercial customers represented 22 percent of total regulated utility kilowatt-hour sales. Minnesota Power provides regulated utility electric service in northeastern Minnesota to approximately 144,000 residential and commercial customers. SWL&P provides regulated electric, natural gas and water service in northwestern Wisconsin to approximately 15,000 electric customers, 12,000 natural gas customers and 10,000 water customers.

REGULATED OPERATIONS (Continued)

Municipal Customers. In 2009, our municipal customers represented 8 percent of total regulated utility kilowatt-hour sales, which included 16 municipalities in Minnesota and 1 private utility in Wisconsin. SWL&P, a wholly-owned subsidiary of ALLETE, is also a customer of Minnesota Power. In 2008, Minnesota Power entered into new contracts with its municipal customers with the exception of one small customer (less than 2 MW) whose contract is now in the cancellation period. The new contracts transitioned each customer to formula based rates, allowing rates to be adjusted annually based on changes in costs, and expire in December 2013. In February 2009, the FERC approved our municipal contracts, including the formula-based rate provision.

Other Power Suppliers. The Company also enters into off-system sales with Other Power Suppliers. These sales are dependent upon the availability of generation and are sold at market-based prices into the MISO market on a daily basis or through bilateral agreements of various durations.

Approximately 200 MWs of capacity and energy from our Taconite Harbor facility in northern Minnesota has been sold through two sales contracts totaling 175 MWs (201 MWs including a 15 percent reserve), which were effective May 1, 2005, and expire on April 30, 2010. Both contracts contain fixed monthly capacity charges and fixed minimum energy charges. One contract provides for an annual escalator to the energy charge based on increases in our cost of fuel, subject to a small minimum annual escalation. The other contract provides that the energy charge will be the greater of the fixed minimum charge or an annual amount based on the variable production cost of a combined-cycle, natural gas unit. Our exposure in the event of a full or partial outage at our Taconite Harbor facility is significantly limited under both contracts. When the buyer is notified at least two months prior to an outage, there is no liability. Outages with less than two months notice are subject to an annual duration limitation typical of this type of contract.

On October 29, 2009, Minnesota Power entered into an agreement to sell 100 MWs of capacity and energy for the next ten years to Basin. The transaction is scheduled to begin in May 2010, following the expiration of the two wholesale power sales contracts on April 30, 2010. The capacity charge is based on a fixed monthly schedule with a minimum annual escalation provision. The energy charge is based on a fixed monthly schedule and provides for annual escalation based on our cost of fuel. The agreement allows us to recover a pro rata share of increased costs related to emissions that may occur during the last five years of the contract.

Power Supply

In order to meet our customers' electric requirements, we utilize a mix of Company generation and purchased power. The Company's generation is primarily coal-fired, but also includes approximately 112 MWs of hydro generation from ten hydro stations in Minnesota and 25 MWs of wind generation. Purchased power is made up of long-term power purchase agreements and market purchases. The following table reflects the Company's generating capabilities and total electrical requirements as of December 31, 2009. Minnesota Power had an annual net peak load of 1,414 MWs on January 15, 2009.

REGULATED OPERATIONS (Continued)
Power Supply (Continued)

Regulated Utility Power Supply	Unit No.	Year Installed	Net Winter Capability	Year Ended December 31, 2009 Electric Requirements	
			MW	MWh	%
Coal-Fired					
Boswell Energy Center	1	1958	68		
in Cohasset, MN	2	1960	67		
	3	1973	352		
	4	1980	429		
			916	5,390,131	42.8%
Laskin Energy Center	1	1953	55		
in Hoyt Lakes, MN	2	1953	51		
			106	510,505	4.1
Taconite Harbor Energy Center	1	1957	75		
in Schroeder, MN	2	1957	74		
	3	1967	76		
			225	1,058,263	8.4
Total Coal			1,247	6,958,899	55.3
Biomass/Coal/Natural Gas					
Hibbard Renewable Energy Center in Duluth, MN	3 & 4	1949, 1951	54	40,703	0.3
Cloquet Energy Center in Cloquet, MN	5	2001	22	19,340	0.2
Total Biomass/Coal/Natural Gas			76	60,043	0.5
Hydro					
Group consisting of ten stations in MN	Various		109	434,541	3.5
Wind					
Taconite Ridge in Mt. Iron, MN *(a)*	1-10	2008	4	56,255	0.4
Total Company Generation			1,436	7,509,738	59.7
Long-Term Purchased Power					
Square Butte burns lignite coal near Center, ND				1,695,254	13.5
Wind – Oliver County, ND				361,624	2.9
Hydro – Manitoba Hydro in Winnipeg, MB, Canada				433,543	3.4
Total Long-Term Purchased Power				2,490,421	19.8
Other Purchased Power*(b)*				2,579,408	20.5
Total Purchased Power				5,069,829	40.3
Total			1,436	12,579,567	100.0%

(a) The nameplate capacity of Taconite Ridge is 25 MWs. The capacity reflected in the table is actual accredited capacity of the facility. Accredited capacity is the amount of net generating capability associated with the facility for which capacity credit may be obtained using limited historical data. As more data is collected, actual accredited capacity may increase.

(b) Includes short term market purchases in the MISO market and from Other Power Suppliers.

Fuel. Minnesota Power purchases low-sulfur, sub-bituminous coal from the Powder River Basin coal region located in Montana and Wyoming. Coal consumption in 2009 for electric generation at Minnesota Power's coal-fired generating stations was approximately 4.2 million tons. As of December 31, 2009, Minnesota Power had a coal inventory of about 810,000 tons. Minnesota Power's primary coal supply agreements have expiration dates through 2011. Under these agreements, Minnesota Power has the flexibility to procure 70 percent to 100 percent of its total coal requirements. In 2010, Minnesota Power expects to obtain coal under these coal supply agreements and in the spot market. This diversity in coal supply options allows Minnesota Power to manage its coal market price and supply risk and to take advantage of favorable spot market prices. Minnesota Power continues to explore future coal supply options. We believe that adequate supplies of low-sulfur, sub-bituminous coal will continue to be available.

In 2001, Minnesota Power and BNSF entered into a long-term agreement under which BNSF transports all of Minnesota Power's coal by unit train from the Powder River Basin directly to Minnesota Power's generating facilities or to designated interconnection points. Minnesota Power also has agreements with an affiliate of the Canadian National Railway and with Midwest Energy Resources Company to transport coal from BNSF interconnection points to certain Minnesota Power facilities.

REGULATED OPERATIONS (Continued)
Fuel (Continued)

Coal Delivered to Minnesota Power

Year Ended December 31	2009	2008	2007
Average Price per Ton	$24.99	$22.73	$21.78
Average Price per MBtu	$1.37	$1.25	$1.20

Long-Term Purchased Power. Minnesota Power has contracts to purchase capacity and energy from various entities. The largest contract is with Square Butte. Under the agreement with Square Butte, which expires at the end of 2026, Minnesota Power is currently entitled to approximately 50 percent of the output of a 455-MW coal-fired generating unit located near Center, North Dakota. (See Note 11. Commitments, Guarantees, and Contingencies.) The lignite that has been dedicated to Square Butte by BNI Coal is located on lands essentially all of which are under private control and presently leased by BNI Coal. This lignite supply is sufficient to provide fuel for the anticipated useful life of the generating unit. Square Butte's cost of lignite burned in 2009 was approximately $1.02 per MBtu.

We have two wind power purchase agreements with an affiliate of NextEra Energy to purchase the output from two wind facilities, Oliver Wind I and II located near Center, North Dakota. We began purchasing the output from Oliver Wind I, a 50-MW facility, in December 2006 and the output from Oliver Wind II, a 48-MW facility, in November 2007. Each agreement is for 25 years and provides for the purchase of all output from the facilities. We pay a contracted energy price and will receive any potential renewable energy or environmental air quality credits.

We also have a power purchase agreement with Manitoba Hydro that began in May 2009 and expires in April 2015. Under the agreement with Manitoba Hydro, Minnesota Power will purchase 50 MW of capacity and the energy associated with that capacity. Both the capacity price and the energy price are adjusted annually by the change in a governmental inflationary index.

Transmission and Distribution

We have electric transmission and distribution lines of 500 kV (8 miles), 250kV (465 miles), 230 kV (605 miles), 161 kV (43 miles), 138 kV (128 miles), 115 kV (1,220 miles) and less than 115 kV (6,206 miles). We own and operate 166 substations with a total capacity of 10,287 megavoltamperes. Some of our transmission and distribution lines interconnect with other utilities.

Investment in ATC

Rainy River Energy, our wholly owned subsidiary, owns approximately 8 percent of ATC, a Wisconsin-based utility that owns and maintains electric transmission assets in parts of Wisconsin, Michigan, Minnesota and Illinois. ATC provides transmission service under rates regulated by the FERC that are set in accordance with the FERC's policy of establishing the independent operation and ownership of, and investment in, transmission facilities. ATC rates are based on a 12.2 percent return on common equity dedicated to utility plant. We account for our investment in ATC under the equity method of accounting. As of December 31, 2009, our equity investment balance in ATC was $88.4 million ($76.9 million at December 31, 2008). (See Note 6. Investment in ATC.)

Properties

We own office and service buildings, an energy control center, repair shops, lease offices, and storerooms in various localities. All of our electric plants are subject to mortgages, which collateralize the outstanding first mortgage bonds of Minnesota Power and SWL&P. Generally, we hold fee interest in our real properties subject only to the lien of the mortgages. Most of our electric lines are located on land not owned in fee, but are covered by appropriate easement rights or by necessary permits from governmental authorities. WPPI Energy owns 20 percent of Boswell Unit 4. WPPI Energy has the right to use our transmission line facilities to transport its share of Boswell generation. (See Note 4. Jointly-Owned Electric Facility.)

REGULATED OPERATIONS (Continued)

Regulatory Matters

We are subject to the jurisdiction of various regulatory authorities. The MPUC has regulatory authority over Minnesota Power's service area in Minnesota, retail rates, retail services, issuance of securities and other matters. The FERC has jurisdiction over the licensing of hydroelectric projects, the establishment of rates and charges for the sale of electricity for resale and transmission of electricity in interstate commerce, certain accounting and record-keeping practices and ATC. The PSCW has regulatory authority over SWL&P's retail sales of electricity, natural gas, water, issuances of securities, and other matters. The NDPSC has jurisdiction over site and route permitting of generation and transmission facilities necessary for construction in North Dakota.

Electric Rates. Minnesota Power designs its electric service rates based on cost of service studies under which allocations are made to the various classes of customers. Nearly all retail sales include billing adjustment clauses, which adjust electric service rates for changes in the cost of fuel and purchased energy, recovery of current and deferred conservation improvement program expenditures and recovery of certain environmental and renewable expenditures.

Information published by the Edison Electric Institute (*Typical Bills and Average Rates Report – Summer 2009* and *Rankings – July 1, 2009*) ranked Minnesota Power as having the eighth lowest average retail rates out of 175 utilities in the United States. According to this report, Minnesota Power had the lowest rates in Minnesota and third lowest in the region consisting of Iowa, Kansas, Minnesota, Missouri, North Dakota, South Dakota and Wisconsin.

Minnesota Power requires that all large industrial and commercial customers under contract specify the date when power is first required. Thereafter, the customer is generally billed monthly for at least the minimum power for which they contracted. These conditions are part of all contracts covering power to be supplied to new large industrial and commercial customers and to current customers as their contracts expire or are amended. All rates and other contract terms are subject to approval by appropriate regulatory authorities.

Minnesota Public Utilities Commission. The MPUC has jurisdiction over Minnesota Power's service area in Minnesota, retail rates, retail services, issuance of securities and other matters.

2008 Rate Case. In May 2008, Minnesota Power filed a retail rate increase request with the MPUC seeking additional revenues of approximately $40 million annually; the request also sought an 11.15 percent return on equity, and a capital structure consisting of 54.8 percent equity and 45.2 percent debt. As a result of a May 2009 Order and an August 2009 Reconsideration Order, the MPUC granted Minnesota Power a revenue increase of approximately $20 million, including a return on equity of 10.74 percent and a capital structure consisting of 54.79 percent equity and 45.21 percent debt. Rates went into effect on November 1, 2009.

Interim rates, subject to refund, were in effect from August 1, 2008 through October 31, 2009. During 2009, Minnesota Power recorded a $21.7 million liability for refunds of interim rates, including interest, required to be made as a result of the May 2009 Order and the August 2009 Reconsideration Order. In 2009, $21.4 million was refunded, with a remaining $0.3 million balance to be refunded in early 2010; $7.6 million of the refunds required to be made were related to interim rates charged in 2008.

With the May 2009 Order, the MPUC also approved the stipulation and settlement agreement that affirmed the Company's continued recovery of fuel and purchased power costs under the former base cost of fuel that was in effect prior to the retail rate filing. The transition to the former base cost of fuel began with the implementation of final rates on November 1, 2009. Any revenue impact associated with this transition will be identified in a future filing related to the Company's fuel clause operation.

2010 Rate Case. Minnesota Power previously stated its intention to file for additional revenues to recover the costs of significant investments to ensure current and future system reliability, enhance environmental performance and bring new renewable energy to northeastern Minnesota. As a result, Minnesota Power filed a retail rate increase request with the MPUC on November 2, 2009, seeking a return on equity of 11.50 percent, a capital structure consisting of 54.29 percent equity and 45.71 percent debt, and on an annualized basis, an $81.0 million net increase in electric retail revenue.

Minnesota law allows the collection of interim rates while the MPUC processes the rate filing. On December 30, 2009, the MPUC issued an Order (the Order) authorizing $48.5 million of Minnesota Power's November 2, 2009, interim rate increase request of $73.0 million. The MPUC cited exigent circumstances in reducing Minnesota Power's interim rate request. Because the scope and depth of this reduction in interim rates was unprecedented, and because Minnesota law does not allow Minnesota Power to formally challenge the MPUC's action until a final decision in the case is rendered, on January 6, 2010, Minnesota Power sent a letter to the MPUC expressing its concerns about the Order and requested that the MPUC reconsider its decision on its own motion. Minnesota Power described its belief the MPUC's decision violates the law by prejudging the merits of the rate request prior to an evidentiary hearing and results in the confiscation of utility property. Further, the Company is concerned that the decision will have negative consequences on the environmental policy directions of the State of Minnesota by denying recovery for statutory mandates during the pendency of the rate proceeding. The MPUC has not acted in response to Minnesota Power's letter.

REGULATED OPERATIONS (Continued)
Regulatory Matters (Continued)

The rate case process requires public hearings and an evidentiary hearing before an administrative law judge, both of which are scheduled for the second quarter of 2010. A final decision on the rate request is expected in the fourth quarter. We cannot predict the final level of rates that may be approved by the MPUC, and we cannot predict whether a legal challenge to the MPUC's interim rate decision will be forthcoming or successful.

North Dakota Wind Project. On July 7, 2009, the MPUC approved our petition seeking current cost recovery of investments and expenditures related to Bison I and associated transmission upgrades. We anticipate filing a petition with the MPUC in the first quarter of 2010 to establish customer billing rates for the approved cost recovery. Bison I is the first portion of several hundred MWs of our North Dakota Wind Project, which upon completion will fulfill the 2025 renewable energy supply requirement for our retail load. Bison I will be comprised of 33 wind turbines with a total nameplate capacity of 76 MWs, located near Center, North Dakota, and be in service in late 2010 and 2011.

On September 29, 2009, the NDPSC authorized site construction for Bison I. On October 2, 2009, Minnesota Power filed a route permit application with the NDPSC for a 22 mile, 230 kV Bison I transmission line that will connect Bison I to the DC transmission line at the Square Butte Substation in Center, North Dakota. An order is expected in the first quarter 2010.

On December 31, 2009, we purchased an existing 250 kV DC transmission line from Square Butte for $69.7 million. The 465-mile transmission line runs from Center, North Dakota to Duluth, Minnesota. We expect to use this line to transport increasing amounts of wind energy from North Dakota while gradually phasing out coal-based electricity currently being delivered to our system over this transmission line from Square Butte's lignite coal-fired generating unit. We expect that the Square Butte generating unit will continue to be fully utilized and supplied with lignite coal by BNI Coal, as Minnkota Power is expected to take Square Butte generation not utilized by Minnesota Power. Acquisition of this transmission line was approved by an MPUC order dated December 21, 2009. In addition, the FERC issued an order on November 24, 2009, authorizing acquisition of the transmission facilities and conditionally accepting, upon compliance and other filings, the proposed tariff revisions, interconnection agreement and other related agreements.

Integrated Resource Plan. On October 5, 2009, Minnesota Power filed with the MPUC its 2010 Integrated Resource Plan, a comprehensive estimate of future capacity needs within Minnesota Power's service territory. Minnesota Power does not anticipate the need for new base load generation within the Minnesota Power service territory over the next 15 years, and plans to meet estimated future customer demand while achieving:

- Increased system flexibility to adapt to volatile business cycles and varied future industrial load scenarios;
- Reductions in the emission of GHGs (primarily carbon dioxide); and
- Compliance with mandated renewable energy standards.

To achieve these objectives over the coming years, we plan to reshape our generation portfolio by adding 300 to 500 megawatts of renewable energy to our generation mix, and exploring options to incorporate peaking or intermediate resources. Our 76 MW Bison I Wind Project in North Dakota is expected to be in service in late 2010 and 2011.

We project average annual long-term growth of approximately one percent in electric usage over the next 15 years. We will also focus on conservation and demand side management to meet the energy savings goals established in Minnesota legislation.

Emission Reduction Plans. We have made investments in pollution control equipment at our Boswell Unit 3 generating unit that reduces particulates, SO_2, NO_x and mercury emissions to meet future federal and state requirements. This equipment was placed in service in November 2009. During the construction phase, the MPUC authorized a cash return on construction work in progress in lieu of AFUDC, and this amount was collected through a current cost recovery rider. Our 2010 rate case proposes to move this project from a current cost recovery rider to base rates.

The environmental regulatory requirements for Taconite Harbor Unit 3 are pending approval of the Minnesota Regional Haze implementation by the EPA. We are evaluating compliance requirements for this Unit. Environmental retrofits at Laskin and Taconite Harbor Units 1 and 2 have been completed and are in-service.

Boswell NO_X Reduction Plan. In September 2008, we submitted to the MPCA and MPUC a $92 million environmental initiative proposing cost recovery for expenditures relating to NO_X emission reductions from Boswell Units 1, 2, and 4. The Boswell NO_X Reduction Plan is expected to significantly reduce NO_X emissions from these units. In conjunction with the NO_X reduction, we plan to make an efficiency improvement to our existing turbine/generator at Boswell Unit 4 adding approximately 60 MWs of total output. The Boswell 1, 2 and 4, selective non-catalytic reduction NO_X controls are currently in service, while the Boswell 4 low NO_X burners and turbine efficiency projects are anticipated to be in service in late 2010. Our 2010 rate case seeks recovery for this project in base rates.

Transmission. We have an approved cost recovery rider in-place for certain transmission expenditures, and our current billing factor was approved by the MPUC in June 2009. The billing factor allows us to charge our retail customers on a current basis for the costs of constructing certain transmission facilities plus a return on the capital invested. Our 2010 rate case proposes to move completed transmission projects from the current cost recovery rider to base rates.

Conservation Improvement Program (CIP). Minnesota requires electric utilities to spend a minimum of 1.5 percent of gross operating revenues from service provided in the state on energy CIPs each year. These investments are recovered from retail customers through a billing adjustment and amounts included in retail base rates. The MPUC allows utilities to accumulate, in a deferred account for future cost recovery, all CIP expenditures, as well as a carrying charge on the deferred account balance. Minnesota's Next Generation Energy Act of 2007 introduced, in addition to minimum spending requirements, an energy-saving goal of 1.5 percent of gross annual retail electric energy sales by 2010. In June 2008, a biennial filing was submitted for 2009 through 2010, and subsequently approved by the OES. For future program years, Minnesota Power will build upon current successful CIPs in an effort to meet the newly established 1.5 percent energy-saving goal. Minnesota Power's CIP investment goal was $4.6 million for 2009 ($3.7 million for 2008; $3.2 million for 2007), with actual spending of $5.5 million in 2009 ($4.8 million in 2008; $3.9 million in 2007).

Federal Energy Regulatory Commission. The FERC has jurisdiction over the licensing of hydroelectric projects, the establishment of rates and charges for the sale of electricity for resale and transmission of electricity in interstate commerce, certain accounting and record-keeping practices and ATC.

Minnesota Power's non-affiliated municipal customers consist of 16 municipalities in Minnesota and 1 private utility in Wisconsin. SWL&P, a wholly-owned subsidiary of ALLETE, is also a customer of Minnesota Power. In 2008, Minnesota Power entered into new contracts with these municipal customers which transitioned customers to formula-based rates, allowing rates to be adjusted annually based on changes in cost. In February 2009, the FERC approved our municipal contracts which expire December 31, 2013. Under the formula-based rates provision, wholesale rates are set at the beginning of the year based on expected costs and provide for a true-up calculation for actual costs. Wholesale rate increases totaling approximately $6 million and $10 million annually were implemented on February 1, 2009 and January 1, 2010, respectively, with approximately $6 million of additional revenues under the true-up provision accrued in 2009, which will be billed in 2010.

In August 2005, the Energy Policy Act of 2005 (EPAct 2005) was signed into law, which enacted PUHCA 2005. PUHCA 2005 gives FERC certain authority over books and records of public utility holding companies and their affiliates. It also addresses FERC review and authorization of the allocation of costs for non-power goods, or administrative or management services when requested by a holding company system or state commission. In addition, EPAct 2005 directs the FERC to issue certain rules addressing electricity reliability, investment in energy infrastructure, fuel diversity for electric generation, promotion of energy efficiency and wise energy use.

We believe the overall impact of the EPAct 2005 on the electric utility industry has been positive and are continuing to evaluate the effects on our business as this legislation is being implemented. This federal legislation is designed to bring more certainty to energy markets in which ALLETE participates, as well as to provide investment incentives for energy efficiency, energy infrastructure (such as electric transmission lines), and energy production. The FERC has the responsibility of implementing numerous new standards as a result of the promulgation of the EPAct 2005. To date, the FERC's regulatory efforts under the EPAct 2005 appear to be generally positive for the utility industry.

Public Service Commission of Wisconsin. The PSCW has regulatory authority over SWL&P's retail sales of electricity, natural gas, water, issuances of securities, and other matters.

SWL&P's current retail rates are based on a December 2008 PSCW retail rate order that became effective January 1, 2009, and allows for an 11.1 percent return on equity. The new rates reflected a 3.5 percent average increase in retail utility rates for SWL&P customers (a 13.4 percent increase in water rates, a 4.7 percent increase in electric rates, and a 0.6 percent decrease in natural gas rates). On an annualized basis, the rate increase will generate approximately $3 million in additional revenue.

North Dakota Public Service Commission. The NDPSC has jurisdiction over site and route permitting of generation and transmission facilities necessary for construction in North Dakota.

On September 29, 2009, the NDPSC authorized site construction for Bison I. On October 2, 2009, Minnesota Power filed a route permit application with the NDPSC for the 22 mile, 230 kV Bison I transmission line that will connect Bison I to the DC transmission line at the Square Butte Substation in Center, North Dakota. An order is expected in the first quarter 2010.

Regional Organizations

Midwest Independent Transmission System Operator, Inc. Minnesota Power and SWL&P are members of MISO, a regional transmission organization. While Minnesota Power and SWL&P retain ownership of their respective transmission assets and control area functions, their transmission network is under the regional operational control of MISO. Minnesota Power and SWL&P take and provide transmission service under the MISO open access transmission tariff. MISO continues its efforts to standardize rates, terms, and conditions of transmission service over its broad region, encompassing all or parts of 15 states and one Canadian province, and over 100,000 MWs of generating capacity.

In January 2009, MISO launched the new Ancillary Services Market (ASM), aimed at establishing a market for energy and operating reserves. In May 2008, in preparation of the new market, Minnesota Power and the other investor-owned utilities in Minnesota prepared a joint filing seeking MPUC approval for the authority to account for costs and revenues that resulted from the institution of the ASM market. The MPUC conditionally approved Minnesota investor-owned utility participation in the MISO ASM market in an order dated March 17, 2009. Under this approval, recovery of ASM charges is subject to refund pending the MPUC's review of our February 5, 2010 filing which documents the cost effectiveness of ASM. The utilities must validate ASM cost recovery to date, as well as on-going recovery, through a review of the cost and benefits of ASM participation. The Company cannot predict the outcome of this proceeding.

Mid-Continent Area Power Pool (MAPP). Minnesota Power also participates in MAPP, a power pool operating in parts of nine states in the Upper Midwest and in two Canadian provinces. MAPP functions include a regional transmission committee that is charged with planning for the future transmission needs of the region as well as ensuring that all electric industry participants have equal access to the transmission system.

Minnesota Legislation

Renewable Energy. In February 2007, Minnesota enacted a law requiring 25 percent of Minnesota Power's total retail energy sales in Minnesota come from renewable energy sources by 2025. The law also requires Minnesota Power to meet interim milestones of 12 percent by 2012, 17 percent by 2016, and 20 percent by 2020. Minnesota Power has identified a plan to meet the renewable goals set by Minnesota and has included this in the most recent filing of the IRP with the MPUC. The law allows the MPUC to modify or delay a standard obligation if implementation will cause significant ratepayer cost or technical reliability issues. If a utility is not in compliance with a standard, the MPUC may order the utility to construct facilities, purchase renewable energy or purchase renewable energy credits. Minnesota Power was developing and making renewable supply additions as part of its generation planning strategy prior to the enactment of this law and this activity continues.

Greenhouse Gas Reduction. In 2007, Minnesota passed legislation establishing non-binding targets for carbon dioxide reductions. This legislation establishes a goal of reducing statewide GHG emissions across all sectors to a level at least 15 percent below 2005 levels by 2015, at least 30 percent below 2005 levels by 2025, and at least 80 percent below 2005 levels by 2050. Minnesota is also participating in the Midwestern Greenhouse Gas Reduction Accord, a regional effort to develop a multi-state approach to GHG emission reductions.

We cannot predict the nature or timing of any additional GHG legislation or regulation. Although we are unable to predict the compliance costs we might incur, the costs could have a material impact on our financial results.

Competition

Retail energy sales in Minnesota and Wisconsin are made to customers in assigned service territories. As a result, most retail electric customers in Minnesota do not have the ability to choose their electric supplier. Large energy users outside of a municipality of 2 MW and above may be allowed to choose a supplier upon MPUC approval. Minnesota Power serves 10 Large Power facilities over 10 MW, none of which have engaged in a competitive rate process. Two customers within the past 15 years that are over 2 MW but less than 10 MW under our Large Light and Power tariff have participated in a competitive rate process with neighboring electric cooperatives but were ultimately retained by Minnesota Power. Retail electric and natural gas customers in Wisconsin do not have the ability to choose their energy supplier. In both states, however, electricity may compete with other forms of energy. Customers may also choose to generate their own electricity, or substitute other fuels for their manufacturing processes.

For the year ended December 31, 2009, 8 percent of the Company's energy sales were sales to municipal customers in Minnesota and a private utility in Wisconsin by contract under a formula-based rate approved by FERC. These customers have the right to seek an energy supply from any wholesale electric service provider upon contract expiration.

The FERC has continued with its efforts to promote a more competitive wholesale market through open-access transmission and other means. As a result, our sales to Other Power Suppliers and our purchases to supply our retail and wholesale load are in the competitive market.

Franchises

Minnesota Power holds franchises to construct and maintain an electric distribution and transmission system in 93 cities and towns located within its electric service territory. SWL&P holds similar franchises for electric, natural gas and/or water systems in 15 cities and towns within its service territory. The remaining cities and towns served by us do not require a franchise to operate within their boundaries. Our exclusive service territories are established by state regulatory agencies.

INVESTMENTS AND OTHER

Investments and Other is comprised primarily of BNI Coal, our coal mining operations in North Dakota, and ALLETE Properties, our Florida real estate investment. This segment also includes a small amount of non-rate base generation, approximately 7,000 acres of land available-for-sale in Minnesota, and earnings on cash and investments.

BNI Coal

BNI Coal operates a lignite mine in North Dakota. BNI Coal is a low-cost supplier of lignite in North Dakota, producing about 4 million tons annually. Two electric generating cooperatives, Minnkota Power and Square Butte, presently consume virtually all of BNI Coal's production of lignite under cost-plus, fixed fee coal supply agreements extending through 2026. (See Item 1. Business – Long-Term Purchased Power and Note 11. Commitments, Guarantees and Contingencies.) The mining process disturbs and reclaims between 200 and 250 acres per year. Laws require that the reclaimed land be at least as productive as it was prior to mining. The average cost to reclaim one acre of land is approximately $35,000; however, depending on conditions, it could be significantly higher. Reclamation costs are included in the cost of coal passed through to customers. With lignite reserves of an estimated 600 million tons, BNI Coal has ample capacity to expand production.

ALLETE Properties

ALLETE Properties represents our Florida real estate investment. Our current strategy for the assets is to complete and maintain key entitlements and infrastructure improvements without requiring significant additional investment, and sell the portfolio over time or in bulk transactions. ALLETE intends to sell its Florida land assets at reasonable prices when opportunities arise, and reinvest the proceeds in its growth initiatives. ALLETE does not intend to acquire additional Florida real estate.

Our two major development projects are Town Center and Palm Coast Park. Ormond Crossings, a third major project that is currently in the planning stage, received land use approvals in December 2006. However, due to a change in Florida law that became effective in July 2009, those approvals are being revised. It is anticipated that the City of Ormond Beach, FL will approve a new Development Agreement for Ormond Crossings in the first quarter of 2010. The new agreement will facilitate development of the project as currently planned. Separately, Lake Swamp wetland mitigation bank was permitted on land that was previously part of Ormond Crossings.

Town Center. Town Center, which is located in the City of Palm Coast, is a mixed-use development with a neo-traditional downtown core area. Construction of the major infrastructure improvements at Town Center was substantially complete at the end of 2008. At build-out, Town Center is expected to include approximately 3,000 residential units and 4.0 million square feet of various types of non-residential space. Sites have also been set aside for a new city hall, a community center, an art and entertainment center, and other public uses. Market conditions will determine how quickly Town Center builds out.

Palm Coast Park. Palm Coast Park, which is located in the City of Palm Coast, is a 4,700-acre mixed-use development. Construction of the major infrastructure improvements at Palm Coast Park was substantially complete at the end of 2007. At build-out, Palm Coast Park is expected to include approximately 4,000 residential units, 3.0 million square feet of various types of non-residential space and public facilities. Market conditions will determine how quickly Palm Coast Park builds out.

Ormond Crossings. Ormond Crossings, which is located in the City of Ormond Beach, is a 3,000-acre, mixed-use development. Planning, engineering design, and permitting of the master infrastructure are ongoing. At build out, Ormond Crossings is expected to include approximately 3,000 residential units, 5.0 million square feet of various types of non-residential space and public facilities. Market conditions will determine when Ormond Crossings will be built out. We do not expect any development activity at Ormond Crossings in 2010.

Lake Swamp. Lake Swamp wetland mitigation bank is a 1,900 acre regionally significant wetlands mitigation bank that was permitted by the St. Johns River Water Management District in 2008 and the U.S. Army Corps of Engineers in December 2009. Wetland mitigation credits will be used at Ormond Crossings and will also be available for sale to developers of other projects that are located in the bank's service area. Applications are currently being prepared to expand the bank by approximately 1,000 acres.

See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Outlook for more information on ALLETE Properties' land holdings.

INVESTMENTS AND OTHER (Continued)

Seller Financing. ALLETE Properties occasionally provides seller financing to certain qualified buyers. At December 31, 2009, outstanding finance receivables were $12.9 million, with maturities up to 3 years. These finance receivables accrue interest at market-based rates and are collateralized by the financed properties.

Regulation. A substantial portion of our development properties in Florida are subject to federal, state and local regulations, and restrictions that may impose significant costs or limitations on our ability to develop the properties. Much of our property is vacant land and some is located in areas where development may affect the natural habitats of various protected wildlife species or in sensitive environmental areas such as wetlands.

Non-Rate Base Generation

As of December 31, 2009, non-rate base generation consists of 30 MWs of generation at Rapids Energy Center. For January through October non-rate base generation also included Cloquet Energy Center (23 MWs of generation), which was transferred to rate base as a result of our 2008 rate order. In 2009, we sold 0.2 million MWh of non-rate base generation (0.2 million in 2008 and 2007).

Non-Rate Base Power Supply	Unit No.	Year Installed	Year Acquired	Net Capability (MW)
Steam				
Biomass *(a)*				
Cloquet Energy Center *(b)* in Cloquet, MN	5	2001	2001	22
Rapids Energy Center *(c)* in Grand Rapids, MN	6 & 7	1969, 1980	2000	29
Hydro				
Conventional Run-of-River				
Rapids Energy Center *(c)* in Grand Rapids, MN	4 & 5	1917	2000	1

(a) Cloquet Energy Center is supplemented by natural gas; Rapids Energy Center is supplemented by coal.
(b) Transferred to Regulated Operations as a result of our 2008 rate order on November 1, 2009.
(c) The net generation is primarily dedicated to the needs of one customer.

Other

Minnesota Land. We have approximately 7,000 acres of land available-for-sale in Minnesota. We acquired the land in 2001 when we purchased the Taconite Harbor generating facilities.

Environmental Matters

Our businesses are subject to regulation of environmental matters by various federal, state and local authorities. Currently, a number of regulatory changes are under consideration by both the Congress and the EPA. Most notably, clean energy technologies and the regulation of GHGs have taken a lead in these discussions. Minnesota Power's fossil fueled facilities will likely to be subject to regulation under these climate change policies. Our intention is to reduce our exposure to possible future carbon and GHG legislation by reshaping our generation portfolio, over time, to reduce our reliance on coal.

We consider our businesses to be in substantial compliance with currently applicable environmental regulations and believe all necessary permits to conduct such operations have been obtained. Due to future restrictive environmental requirements through legislation and/or rulemaking, we anticipate that potential expenditures for environmental matters will be material and will require significant capital investments. (See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Capital Requirements.)

We review environmental matters for disclosure on a quarterly basis. Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as assessment and remediation efforts progress, or as additional technical or legal information become available. Accruals for environmental liabilities are included in the consolidated balance sheet at undiscounted amounts and exclude claims for recoveries from insurance or other third parties. Costs related to environmental contamination treatment and cleanup are charged to expense unless recoverable in rates from customers.

Environmental Matters (Continued)

Air. *Clean Air Act.* The federal Clean Air Act Amendments of 1990 (Clean Air Act) established the acid rain program which created emission allowances for SO_2 and system-wide average NO_X limits. Minnesota Power's generating facilities mainly burn low-sulfur western sub-bituminous coal. Square Butte, located in North Dakota, burns lignite coal. All of these facilities are equipped with pollution control equipment such as scrubbers, bag houses, or electrostatic precipitators. Minnesota Power's generating facilities are currently in compliance with applicable emission requirements.

New Source Review. On August 8, 2008, Minnesota Power received a Notice of Violation (NOV) from the United States EPA asserting violations of the New Source Review (NSR) requirements of the Clean Air Act at Boswell Units 1-4 and Laskin Unit 2. The NOV also asserts that the Boswell Unit 4 Title V permit was violated, and that seven projects undertaken at these coal-fired plants between the years 1981 and 2000 should have been reviewed under the NSR requirements. Minnesota Power believes the projects were in full compliance with the Clean Air Act, NSR requirements and applicable permits.

We are engaged in discussions with the EPA regarding resolution of these matters, but we are unable to predict the outcome of these discussions. Since 2006, Minnesota Power has significantly reduced, and continues to reduce, emissions at Boswell and Laskin. The resolution could result in civil penalties and the installation of control technology, some of which is already planned or completed for other regulatory requirements. Any costs of installing pollution control technology would likely be eligible for recovery in rates over time subject to MPUC and FERC approval in a rate proceeding. We are unable to predict the ultimate financial impact or the resolution of these matters at this time.

EPA Clean Air Interstate Rule. In March 2005, the EPA announced the Clean Air Interstate Rule (CAIR) that sought to reduce and permanently cap emissions of SO_2, NO_X, and particulates in the eastern United States. Minnesota was included as one of the 28 states considered as "significantly contributing" to air quality standards non-attainment in other downwind states. On July 11, 2008, the United States Court of Appeals for the District of Columbia Circuit (Court) vacated the CAIR and remanded the rulemaking to the EPA for reconsideration while also granting our petition that the EPA reconsider including Minnesota as a CAIR state. In September 2008, the EPA and others petitioned the Court for a rehearing or alternatively requested that the CAIR be remanded without a court order. In December 2008, the Court granted the request that the CAIR be remanded without a court order, effectively reinstating a January 1, 2009, compliance date for the CAIR, including Minnesota. However, in the May 12, 2009, Federal Register, the EPA issued a proposed rule that would amend the CAIR to stay its effectiveness with respect to Minnesota until completion of the EPA's determination of whether Minnesota should be included as a CAIR state. The formal administrative stay of CAIR for Minnesota was published in the November 3, 2009, Federal Register with an effective date of December 3, 2009. The EPA has indicated the CAIR Replacement Rule is expected in April 2010 with finalization in early 2011. At this time we do not have any indication whether Minnesota will be included in the Replacement Rule.

Minnesota Regional Haze. The federal regional haze rule requires states to submit state implementation plans (SIPs) to the EPA to address regional haze visibility impairment in 156 federally-protected parks and wilderness areas. Under the regional haze rule, certain large stationary sources, that were put in place between 1962 and 1977 with emissions contributing to visibility impairment are required to install emission controls, known as best available retrofit technology (BART). We have certain steam units, Boswell Unit 3 and Taconite Harbor Unit 3, which are subject to BART requirements.

Pursuant to the regional haze rule, Minnesota was required to develop its SIP by December 2007. As a mechanism for demonstrating progress towards meeting the long-term regional haze goal, in April 2007, the MPCA advanced a draft conceptual SIP which relied on the implementation of CAIR. However, a formal SIP was never filed due to the Court's review of CAIR as more fully described above under "EPA Clean Air Interstate Rule." Subsequently, the MPCA requested that companies with BART eligible units complete and submit a BART emissions control retrofit study, which was done on Taconite Harbor Unit 3 in November 2008. The retrofit work completed in 2009 at Boswell Unit 3 meets the BART requirement for that unit. On December 15, 2009, the MPCA approved the SIP for submittal to the EPA for review and approval. It is uncertain what controls will ultimately be required at Taconite Harbor Unit 3 in connection with the regional haze rule.

EPA National Emission Standards for Hazardous Air Pollutants. In March 2005, the EPA also announced the Clean Air Mercury Rule (CAMR) that would have reduced and permanently capped electric utility mercury emissions in the continental United States through a cap-and-trade program. In February 2008, the United States Court of Appeals for the District of Columbia Circuit vacated the CAMR and remanded the rulemaking to the EPA for reconsideration. In October 2008, the EPA petitioned the Supreme Court to review the Court's decision in the CAMR case. In January 2009, the EPA withdrew its petition, paving the way for possible regulation of mercury and other hazardous air pollutant emissions through Section 112 of the Clean Air Act, setting Maximum Achievable Control Technology standards for the utility sector. In December 2009, Minnesota Power and other utilities received an Information Collection Request from the EPA, requiring that emissions data be provided and stack testing be performed in order to develop an improved database with which to base future regulations. Cost estimates for complying with potential future mercury and other hazardous air pollutant regulations under the Clean Air Act cannot be estimated at this time.

Environmental Matters (Continued)

Minnesota Mercury Emission Reduction Act. This legislation requires Minnesota Power to file mercury emission reduction plans for Boswell Units 3 and 4, with a goal of 90 percent reduction in mercury emissions. The Boswell Unit 3 emission reduction plan was filed with the MPCA in October 2006. Mercury control equipment has been installed and was placed into service in November 2009. (See Item 1. Business – Regulated Operations – Minnesota Public Utilities Commission – Emission Reduction Plans.) A mercury emissions reduction plan for Boswell Unit 4 is required by July 1, 2011, with implementation no later than December 31, 2014. The legislation calls for an evaluation of a mercury control alternative which provides for environmental and public health benefits without imposing excessive costs on the utility's customers. Cost estimates for the Boswell Unit 4 emission reduction plan are not available at this time.

Ozone. The EPA is attempting to control, more stringently, emissions that result in ground level ozone. In January 2010, the EPA proposed to reduce the eight-hour ozone standard and to adopt a secondary standard for the protection of sensitive vegetation from ozone-related damage. The EPA projects stating rules to address attainment of these new, more stringent standards will not be required until December 2013.

Climate Change. Minnesota Power is addressing climate change by taking the following steps that also ensure reliable and environmentally compliant generation resources to meet our customer's requirements.

- Expand our renewable energy supply.
- Improve the efficiency of our coal-based generation facilities, as well as other process efficiencies.
- Provide energy conservation initiatives with our customers and demand side efforts.
- Support research of technologies to reduce carbon emissions from generation facilities and support carbon sequestration efforts.
- Achieve overall carbon emission reductions.

The scientific community generally accepts that emissions of GHGs are linked to global climate change. Climate change creates physical and financial risk. These physical risks could include, but are not limited to, increased or decreased precipitation and water levels in lakes and rivers; increased temperatures; and the intensity and frequency of extreme weather events. These all have the potential to affect the Company's business and operations.

Federal Legislation. We believe that future regulations may restrict the emissions of GHGs from our generation facilities. Several proposals at the Federal level to "cap" the amount of GHG emissions have been made. On June 26, 2009, the U.S. House of Representatives passed H.R. 2454, the American Clean Energy and Security Act of 2009. H.R. 2454 is a comprehensive energy bill that also includes a cap-and-trade program. H.R. 2454 allocates a significant number of emission allowances to the electric utility sector to mitigate cost impacts on consumers. Based on the emission allowance allocations, we expect we would have to purchase additional allowances. We're unable to predict at this time the value of these allowances.

On September 30, 2009, the Senate introduced S. 1733, the Senate version of H.R. 2454. This legislation proposes a more stringent, near-term greenhouse emissions reduction target in 2020 of 20 percent below 2005 levels, as compared to the 17 percent reduction proposed by H.R. 2454.

Congress may consider proposals other than cap-and-trade programs to address GHG emissions. We are unable to predict the outcome of H.R. 2454, S. 1733, or other efforts that Congress may make with respect to GHG emissions, and the impact that any GHG emission regulations may have on the Company. We cannot predict the nature or timing of any additional GHG legislation or regulation. Although we are unable to predict the compliance costs we might incur, the costs could have a material impact on our financial results.

Greenhouse Gas Reduction. In 2007, Minnesota passed legislation establishing non-binding targets for carbon dioxide reductions. This legislation establishes a goal of reducing statewide GHG emissions across all sectors to a level at least 15 percent below 2005 levels by 2015, at least 30 percent below 2005 levels by 2025, and at least 80 percent below 2005 levels by 2050.

Midwestern Greenhouse Gas Reduction Accord. Minnesota is also participating in the Midwestern Greenhouse Gas Reduction Accord (the Accord), a regional effort to develop a multi-state approach to GHG emission reductions. The Accord includes an agreement to develop a multi-sector cap-and-trade system to help meet the targets established by the group.

Greenhouse Gas Emissions Reporting. In May 2008, Minnesota passed legislation that required the MPCA to track emissions and make interim emissions reduction recommendations towards meeting the State's goal of reducing GHG by 80 percent by 2050. GHG emissions from 2008 were reported in 2009.

We cannot predict the nature or timing of any additional GHG legislation or regulation. Although we are unable to predict the compliance costs we might incur, the costs could have a material impact on our financial results.

Environmental Matters (Continued)
Climate Change (Continued)

International Climate Change Initiatives. The United States is not a party to the Kyoto Protocol, which is a protocol to the United Nations Framework Convention on Climate Change (UNFCCC) that requires developed countries to cap GHG emissions at certain levels during the 2008 to 2012 time period. In December 2009, leaders of developed and developing countries met in Copenhagen, Denmark, under the UNFCCC and issued the Copenhagen Accord. The Copenhagen Accord provides a mechanism for countries to make economy-wide GHG emission mitigation commitments for reducing emissions of GHG by 2020 and provide for developed countries to fund GHG emissions mitigation projects in developing countries. President Obama participated in the development of, and endorsed the Copenhagen Accord.

EPA Greenhouse Gas Reporting Rule. On September 22, 2009, the EPA issued the final rule mandating that certain GHG emission sources, including electric generating units, are required to report emission levels. The rule is intended to allow the EPA to collect accurate and timely data on GHG emissions that can be used to form future policy decisions. The rule was effective January 1, 2010, and all GHG emissions must be reported on an annual basis by March 31 of the following year. Currently, we have the equipment and data tools necessary to report our 2010 emissions to comply with this rule.

Title V Greenhouse Gas Tailoring Rule. On October 27, 2009, the EPA issued the proposed Prevention of Significant Deterioration (PSD) and Title V Greenhouse Gas Tailoring rule. This proposed regulation addresses the six primary greenhouse gases and new thresholds for when permits will be required for new and existing facilities which undergo major modifications. The rule would require large industrial facilities, including power plants, to obtain construction and operating permits that demonstrate Best Available Control Technologies (BACT) are being used at the facility to minimize GHG emissions. The EPA is expected to propose BACT standards for GHG emissions from stationary sources.

For our existing facilities, the proposed rule does not require amending our existing Title V operating permits to include BACT for GHGs. However, modifying or installing units with GHG emissions that trigger the PSD permitting requirements could require amending operating permits to incorporate BACT to control GHG emissions.

EPA Endangerment Findings. On December 15, 2009, the EPA published its findings that the emissions of six GHG, including CO_2, methane, and nitrous oxide, endanger human health or welfare. This finding may result in regulations that establish motor vehicle GHG emissions standards in 2010. There is also a possibility that the endangerment finding will enable expansion of the EPA regulation under the Clean Air Act to include GHGs emitted from stationary sources. A petition for review of the EPA's endangerment findings was filed by the Coalition for Responsible Regulation, et. al. with the United States District Court Circuit Court of Appeals on December 23, 2009.

Research and Study Initiatives. We participate in several research and study initiatives aimed at mitigating the potential impact of carbon emissions regulation on our business. Through this research, we cannot be certain that carbon emissions will be reduced or avoided through use of renewable energy sources or through implementing efficiency and conservation efforts. In developing strategies for our comprehensive approach to reducing our carbon emissions, we participate in and fund organizations and studies.

As an example, we commissioned a study with the University of Minnesota titled: *Assessment of Carbon Flows Associated with Forest Management and Biomass Procurement for the Laskin Biomass Facility.* This study was the first of its kind to comprehensively look at the carbon lifecycle as it relates to burning biomass for electrical generation in the region.

We participate in the Electric Power Research Institute's CoalFleet for Tomorrow program, which reviews advanced clean coal generation and carbon capture research and assessment. Similarly, we participate as a North Dakota Lignite Interest member of the Canadian Clean Power Coalition. It also reviews advanced clean coal technologies focusing on lower rank sub-bituminous and lignite fuel energy conversion technologies and carbon control options. These provide Minnesota Power the ability to assess what technologies will best fit the economic fuels that are available in our region and when they may be available.

We also participate in research through the Plains CO_2 Reduction Partnership (PCOR). PCOR is looking at CO_2 capture technology through research conducted at the Energy and Environmental Research Center, University of North Dakota. Minnesota Power is a partner, along with a number of other utilities, technology providers, and consultants, to further research on CO_2 capture techniques, operational issues and costs. The partnership is funded by the members as well as the Department of Energy.

We cannot predict whether our participation in any of these activities will result in a benefit to ALLETE or impact the future financial position or results of operations of the Company.

Water. The Federal Water Pollution Control Act requires NPDES permits to be obtained from the EPA (or, when delegated, from individual state pollution control agencies) for any wastewater discharged into navigable waters. We have obtained all necessary NPDES permits, including NPDES storm water permits for applicable facilities, to conduct our operations. We are in material compliance with these permits.

Environmental Matters (Continued)

Solid and Hazardous Waste. The Resource Conservation and Recovery Act of 1976 regulates the management and disposal of solid and hazardous wastes. We are required to notify the EPA of hazardous waste activity and consequently, routinely submit the necessary reports to the EPA. The Toxic Substances Control Act regulates the management and disposal of materials containing polychlorinated biphenyl (PCB). In response to the EPA Region V's request for utilities to participate in the Great Lakes Initiative by voluntarily removing remaining PCB inventories, Minnesota Power is in the process of voluntarily replacing its remaining PCB capacitor banks. Known PCB-contaminated oil in substation equipment was replaced by June 2007. We are in material compliance with these rules.

Coal Ash Management Facilities. Minnesota Power generates coal ash at all five of its steam electric stations. Two facilities store ash in onsite impoundments (ash ponds) with engineered liners and containment dikes. Another facility stores dry ash in a landfill with an engineered liner and leachate collection system. Two facilities generate a combined wood and coal ash that is either land applied as an approved beneficial use, or trucked to state permitted landfills. Minnesota Power continues to monitor state and federal legislative and regulatory activities that may affect its ash management practices. The EPA is expected to propose new regulations in February 2010 pertaining to the management of coal ash by electric utilities. It is unknown how potential coal ash management rule changes will affect Minnesota Power's facilities. On March 9, 2009, the EPA requested information from Minnesota Power (and other utilities) on its ash storage impoundments at Boswell and Laskin. On June 22, 2009, Minnesota Power received an additional EPA information request pertaining to Boswell. Minnesota Power responded to both these information requests. On August 19, 2009, the Minnesota DNR visited both the Boswell and Laskin ash ponds. The purpose of the inspection was to assess the structural integrity of the ash ponds, as well as review operational and maintenance procedures. There were no significant findings or concerns from the DNR staff during the inspections.

Manufactured Gas Plant Site. We are reviewing and addressing environmental conditions at a former manufactured gas plant site within the City of Superior, Wisconsin, and formerly operated by SWL&P. We have been working with the WDNR to determine the extent of contamination and the remediation of contaminated locations. At December 31, 2009, we have a $0.5 million liability for this site, which was accrued on December 31, 2003, and a corresponding regulatory asset as we expect recovery of remediation costs to be allowed by the PSCW.

Employees

At December 31, 2009, ALLETE had 1,474 employees, of which 1,411 were full-time.

Minnesota Power and SWL&P have an aggregate 614 employees who are members of the International Brotherhood of Electrical Workers (IBEW) Local 31. Throughout 2009, Minnesota Power, SWL&P and IBEW Local 31 worked under contract extensions of the agreements which expired on January 31, 2009. On April 10, 2009, IBEW Local 31 requested binding arbitration in accordance with the provisions of the contracts which also provided Minnesota Power and SWL&P with the protections of no strike clauses. Arbitration hearings took place October 5, 2009, with final resolution for Minnesota Power occurring in January 2010. The terms of the agreement are retro active to February 1, 2009, and will expire on January 31, 2012. SWL&P continues to work with its union and the arbitrator to resolve the remaining differences between the parties.

BNI Coal has 137 employees, of which 100 are members of the IBEW Local 1593. BNI Coal and IBEW Local 1593 have a labor agreement which expires on March 31, 2011.

Availability of Information

ALLETE makes its SEC filings, including its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, available free of charge on ALLETE's website www.allete.com, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC.

Executive Officers of the Registrant

As of February 12, 2010, these are the executive officers of ALLETE:

Executive Officers	Initial Effective Date
Donald J. Shippar, Age 60	
Chairman and Chief Executive Officer	May 12, 2009
Chairman, President and Chief Executive Officer	January 1, 2006
President and Chief Executive Officer	January 21, 2004
Alan R. Hodnik, Age 50	
President – ALLETE	May 12, 2009
Chief Operating Officer – Minnesota Power	May 8, 2007
Senior Vice President – Minnesota Power Operations	September 22, 2006
Vice President – Minnesota Power Generation	May 1, 2005
Robert J. Adams, Age 47	
Vice President – Business Development and Chief Risk Officer	May 13, 2008
Vice President – Utility Business Development	February 1, 2004
Deborah A. Amberg, Age 44	
Senior Vice President, General Counsel and Secretary	January 1, 2006
Vice President, General Counsel and Secretary	March 8, 2004
Steven Q. DeVinck, Age 50	
Controller and Vice President – Business Support	December 17, 2009
Controller	July 12, 2006
Mark A. Schober, Age 54	
Senior Vice President and Chief Financial Officer	July 1, 2006
Senior Vice President and Controller	February 1, 2004
Donald W. Stellmaker, Age 52	
Treasurer	July 24, 2004

All of the executive officers have been employed by us for more than five years in executive or management positions. Prior to election to the positions shown above, the following executives held other positions with the Company during the past five years.

Mr. DeVinck was Director of Nonutility Business Development, and Assistant Controller.

Mr. Hodnik was General Manager of Thermal Operations.

There are no family relationships between any of the executive officers. All officers and directors are elected or appointed annually.

The present term of office of the executive officers listed above extends to the first meeting of our Board of Directors after the next annual meeting of shareholders. Both meetings are scheduled for May 11, 2010.

Item 1A. Risk Factors

Readers are cautioned that forward-looking statements, including those contained in this Form 10-K, should be read in conjunction with our disclosures under the heading: "Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995" located on page 5 of this Form 10-K and the factors described below. The risks and uncertainties described in this Form 10-K are not the only ones facing our Company. Additional risks and uncertainties that we are not presently aware of, or that we currently consider immaterial, may also affect our business operations. Our business, financial condition or results of operations could suffer if the concerns set forth below are realized.

Our results of operations could be negatively impacted if our Large Power Customers experience an economic down cycle or fail to compete effectively in the global economy.

Our ten Large Power Customers accounted for approximately 23 percent of our 2009 consolidated operating revenue (36 percent in 2008). One of these customers accounted for 8 percent of consolidated revenue in 2009 (12.5 percent in 2008). These customers are involved in cyclical industries that by their nature are adversely impacted by economic downturns and are subject to strong competition in the global marketplace. An economic downturn or failure to compete effectively in the global economy could have a material adverse effect on their operations and, consequently, could negatively impact our results of operations if we are unable to remarket at similar prices the energy that would otherwise have been sold to such Large Power Customers.

Our operations are subject to extensive governmental regulations that may have a negative impact on our business and results of operations.

We are subject to prevailing governmental policies and regulatory actions, including those of the United States Congress, state legislatures, the FERC, the MPUC, the PSCW and the NDPSC. These governmental regulations relate to allowed rates of return, financings, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power and capital investments, and present or prospective wholesale and retail competition (including but not limited to transmission costs). These governmental regulations significantly influence our operating environment and may affect our ability to recover costs from our customers. We are required to have numerous permits, approvals and certificates from the agencies that regulate our business. We believe the necessary permits, approvals and certificates have been obtained for existing operations and that our business is conducted in accordance with applicable laws; however, we are unable to predict the impact on our operating results from the future regulatory activities of any of these agencies. Changes in regulations or the imposition of additional regulations could have an adverse impact on our results of operations.

Our ability to obtain rate adjustments to maintain current rates of return depends upon regulatory action under applicable statutes and regulations, and we cannot provide assurance that rate adjustments will be obtained or current authorized rates of return on capital will be earned. Minnesota Power and SWL&P from time to time file rate cases with federal and state regulatory authorities. In future rate cases, if Minnesota Power and SWL&P do not receive an adequate amount of rate relief, rates are reduced, increased rates are not approved on a timely basis or costs are otherwise unable to be recovered through rates, we may experience an adverse impact on our financial condition, results of operations and cash flows. We are unable to predict the impact on our business and operations results from future regulatory activities of any of these agencies.

Our operations could be adversely impacted by emissions of greenhouse gases (GHG) that are linked to global climate change.

The scientific community generally accepts that emissions of GHGs are linked to global climate change. Climate change creates physical and financial risk. These physical risks could include, but are not limited to, increased or decreased precipitation and water levels in lakes and rivers; increased temperatures; and the intensity and frequency of extreme weather events. These all have the potential to affect the Company's business and operations.

Our operations could be adversely impacted by initiatives designed to reduce the impact of greenhouse gas (GHG) emissions such as carbon dioxide from our generating facilities.

Proposals for voluntary initiatives and mandatory controls to reduce GHGs such as carbon dioxide, a by-product of burning fossil fuels, are being discussed within Minnesota, among a group of Midwestern states that includes Minnesota, in the United States Congress and worldwide. We currently use coal as the primary fuel in 95 percent of the energy produced by our generating facilities.

We cannot be certain whether new laws or regulations will be adopted to reduce GHGs and what affect any such laws or regulations would have on us. If any new laws or regulations are implemented, they could have a material effect on our results of operations, particularly if implementation costs are not fully recoverable from customers.

The cost of environmental emission allowances could have a negative financial impact on our operations.

Minnesota Power is subject to numerous environmental laws and regulations which cap emissions and could require us to purchase environmental emissions allowances to be in compliance. The laws and regulations expose us to emission allowance price fluctuations which could increase our cost of operations. We are unable to predict the emission allowance pricing, regulatory recovery or ratepayer impact of these costs.

Our operations pose certain environmental risks which could adversely affect our results of operations and financial condition.

We are subject to extensive environmental laws and regulations affecting many aspects of our present and future operations, including air quality, water quality, waste management, reclamation and other environmental considerations. These laws and regulations can result in increased capital, operating and other costs, as a result of compliance, remediation, containment and monitoring obligations, particularly with regard to laws relating to power plant emissions. These laws and regulations generally require us to obtain and comply with a wide variety of environmental licenses, permits, inspections and other approvals. Both public officials and private individuals may seek to enforce applicable environmental laws and regulations. We cannot predict the financial or operational outcome of any related litigation that may arise.

There are no assurances that existing environmental regulations will not be revised or that new regulations seeking to protect the environment will not be adopted or become applicable to us. Revised or additional regulations which result in increased compliance costs or additional operating restrictions, particularly if those costs are not fully recoverable from customers, could have a material effect on our results of operations.

We cannot predict with certainty the amount or timing of all future expenditures related to environmental matters because of the difficulty of estimating such costs. There is also uncertainty in quantifying liabilities under environmental laws that impose joint and several liability on all potentially responsible parties.

The operation and maintenance of our generating facilities involve risks that could significantly increase the cost of doing business.

The operation of generating facilities involves many risks, including start-up risks, breakdown or failure of facilities, the dependence on a specific fuel source, or the impact of unusual or adverse weather conditions or other natural events, as well as the risk of performance below expected levels of output or efficiency, the occurrence of any of which could result in lost revenue, increased expenses or both. A significant portion of Minnesota Power's facilities were constructed many years ago. In particular, older generating equipment, even if maintained in accordance with good engineering practices, may require significant capital expenditures to keep operating at peak efficiency. This equipment is also likely to require periodic upgrading and improvements due to changing environmental standards and technological advances. Minnesota Power could be subject to costs associated with any unexpected failure to produce power, including failure caused by breakdown or forced outage, as well as repairing damage to facilities due to storms, natural disasters, wars, terrorist acts and other catastrophic events. Further, our ability to successfully and timely complete capital improvements to existing facilities or other capital projects is contingent upon many variables and subject to substantial risks. Should any such efforts be unsuccessful, we could be subject to additional costs and/or the write-off of our investment in the project or improvement.

Our electrical generating operations must have adequate and reliable transmission and distribution facilities to deliver electricity to our customers.

Minnesota Power depends on transmission and distribution facilities owned by other utilities, and transmission facilities primarily operated by MISO, as well as its own such facilities, to deliver the electricity we produce and sell to our customers, and to other energy suppliers. If transmission capacity is inadequate, our ability to sell and deliver electricity may be hindered. We may have to forego sales or we may have to buy more expensive wholesale electricity that is available in the capacity-constrained area. In addition, any infrastructure failure that interrupts or impairs delivery of electricity to our customers could negatively impact the satisfaction of our customers with our service.

Risk Factors (Continued)

In our operations the price of electricity and fuel may be volatile.

Volatility in market prices for electricity and fuel may result from:

- severe or unexpected weather conditions;
- seasonality;
- changes in electricity usage;
- transmission or transportation constraints, inoperability or inefficiencies;
- availability of competitively priced alternative energy sources;
- changes in supply and demand for energy;
- changes in power production capacity;
- outages at Minnesota Power's generating facilities or those of our competitors;
- changes in production and storage levels of natural gas, lignite, coal, crude oil and refined products;
- natural disasters, wars, sabotage, terrorist acts or other catastrophic events; and
- federal, state, local and foreign energy, environmental, or other regulation and legislation.

Since fluctuations in fuel expense related to our regulated utility operations are passed on to customers through our fuel clause, risk of volatility in market prices for fuel and electricity mainly impacts our wholesale power sales.

We are dependent on good labor relations.

We believe our relations to be good with our 1,474 employees. Failure to successfully renegotiate labor agreements could adversely affect the services we provide and our results of operations. Currently, 714 of our employees are members of either the IBEW Local 31 or Local 1593. The labor agreement with Local 31 at Minnesota Power and SWL&P expired on January 31, 2009. A new agreement between Minnesota Power and Local 31 went into effect in January 2010. The terms of the agreement are retroactive to February 1, 2009 and will expire on January 31, 2012. SWL&P continues to work with its union and the arbitrator to resolve the remaining differences between the parties. The labor agreement with Local 1593 at BNI Coal expires on March 31, 2011.

The current downturn in economic conditions may continue to adversely affect our real estate investment.

The ability of our real estate investment to generate revenue is directly related to the Florida real estate market, the national and local economy in general and changes in interest rates and the availability of credit. While conditions in the Florida real estate market may fluctuate over the long-term, continued demand for land is dependent on long-term prospects for strong, in-migration population expansion.

Our real estate investment is subject to extensive regulation through Florida laws regulating planning and land development which makes it difficult and expensive for us to conduct our operations.

Development of real property in Florida entails an extensive approval process involving overlapping regulatory jurisdictions. Real estate projects must generally comply with the provisions of the Local Government Comprehensive Planning and Land Development Regulation Act (Growth Management Act). In addition, development projects that exceed certain specified regulatory thresholds require approval of a comprehensive DRI application. The Growth Management Act, in some instances, can significantly affect the ability of developers to obtain local government approval in Florida. In many areas, infrastructure funding has not kept pace with growth. As a result, substandard facilities and services can delay or prevent the issuance of permits. Consequently, the Growth Management Act could adversely affect the cost of and our ability to develop future real estate projects. Changes in the Growth Management Act or DRI review process or the enactment of new laws regarding the development of real property could adversely affect our ability to develop future real estate projects.

Market performance and other changes could decrease the value of pension and postretirement health benefit plan assets, which then could require significant additional funding and increase annual expense.

The performance of the capital markets affects the values of the assets that are held in trust to satisfy future obligations under our pension and postretirement benefit plans. We have significant obligations to these plans and the Company holds significant assets in these trusts. These assets are subject to market fluctuations and will yield uncertain returns, which may fall below our projected rates of return. A decline in the market value of the pension and postretirement benefit plan assets will increase the funding requirements under our benefit plans if the actual asset returns do not recover. Additionally, our pension and postretirement benefit plan liabilities are sensitive to changes in interest rates. As interest rates decrease, the liabilities increase, potentially increasing benefit expense and funding requirements.

Risk Factors (Continued)

If we are not able to retain our executive officers and key employees, we may not be able to implement our business strategy and our business could suffer.

The success of our business heavily depends on the leadership of our executive officers, all of whom are employees-at-will and none of whom are subject to any agreements not to compete. If we lose the service of one or more of our executive officers or key employees, or if one or more of them decides to join a competitor or otherwise compete directly or indirectly with us, we may not be able to successfully manage our business or achieve our business objectives. We may have difficulty in retaining and attracting customers, developing new services, negotiating favorable agreements with customers and providing acceptable levels of customer service.

We rely on access to financing sources and capital markets. If we do not have access to sufficient capital in the amount and at the times needed, our ability to execute our business plans, make capital expenditures or pursue acquisitions that we may otherwise rely on for future growth could be impaired.

We rely on access to capital markets as sources of liquidity for capital requirements not satisfied by our cash flow from operations. If we are not able to access capital on satisfactory terms, the ability to implement our business plans may be adversely affected. Market disruptions or a downgrade of our credit ratings may increase the cost of borrowing or adversely affect our ability to access financial markets. Such disruptions could include a severe prolonged economic downturn, the bankruptcy of non-affiliated industry leaders in the same line of business or financial services sector, deterioration in capital market conditions, or volatility in commodity prices.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Properties are included in the discussion of our businesses in Item 1 and are incorporated by reference herein.

Item 3. Legal Proceedings

Material legal and regulatory proceedings are included in the discussion of our businesses in Item 1 and are incorporated by reference herein.

We are involved in litigation arising in the normal course of business. Also in the normal course of business, we are involved in tax, regulatory and other governmental audits, inspections, investigations and other proceedings that involve state and federal taxes, safety, compliance with regulations, rate base and cost of service issues, among other things. We do not expect the outcome of these matters to have a material effect on our financial position, results of operations or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during 2009.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed on the NYSE under the symbol ALE. We have paid dividends, without interruption, on our common stock since 1948. A quarterly dividend of $0.44 per share on our common stock will be paid on March 1, 2010, to the holders of record on February 15, 2010.

The following table shows dividends declared per share, and the high and low prices for our common stock for the periods indicated as reported by the NYSE:

	2009			2008		
	Price Range		Dividends	Price Range		Dividends
Quarter	High	Low	Declared	High	Low	Declared
First	$33.27	$23.35	$0.44	$39.86	$33.76	$0.43
Second	29.14	24.45	0.44	46.11	38.82	0.43
Third	34.57	27.75	0.44	49.00	38.05	0.43
Fourth	35.29	32.23	0.44	44.63	28.28	0.43
Annual Total			$1.76			$1.72

At February 1, 2010, there were approximately 29,000 common stock shareholders of record.

Common Stock Repurchases. We did not repurchase any ALLETE common stock during 2009.

Item 6. Selected Financial Data

	2009	2008	2007	2006	2005
Millions					
Operating Revenue	$759.1	$801.0	$841.7	$767.1	$737.[illegible]
Operating Expenses	653.1	679.2	710.0	628.8	692.3 *(e)*
Income from Continuing Operations Before Non-Controlling Interest – Net of Tax	60.7	83.0	89.5	81.9	20.3 *(e)*
Income (Loss) from Discontinued Operations – Net of Tax	–	–	–	(0.9)	(4.3) *(e)*
Net Income	60.7	83.0	89.5	81.0	16.0
Less: Non-Controlling Interest in Subsidiaries	(0.3)	0.5	1.9	4.6	2.7
Net Income Attributable to ALLETE	61.0	82.5	87.6	76.4	13.3
Common Stock Dividends	56.5	50.4	44.3	40.7	34.4
Earnings Retained in (Distributed from) Business	$4.5	$32.1	$43.3	$35.7	$(21.1)
Shares Outstanding – Millions					
Year-End	35.2	32.6	30.8	30.4	30.1
Average *(a)*					
Basic	32.2	29.2	28.3	27.8	27.3
Diluted	32.2	29.3	28.4	27.9	27.4
Diluted Earnings (Loss) Per Share					
Continuing Operations	$1.89	$2.82	$3.08	$2.77	$0.64 *(e)*
Discontinued Operations *(b)*	–	–	–	(0.03)	(0.16)
	$1.89	$2.82	$3.08	$2.74	$0.48
Total Assets	$2,393.1	$2,134.8	$1,644.2	$1,533.4 *(d)*	$1,398.8
Long-Term Debt	695.8	588.3	410.9	359.8	387.8
Return on Common Equity	6.9%	10.7%	12.4%	12.1%	2.2% *(e)*
Common Equity Ratio	57.0%	58.0%	63.7%	63.1%	60.7%
Dividends Declared per Common Share	$1.76	$1.72	$1.64	$1.45	$1.245
Dividend Payout Ratio	93%	61%	53%	53%	259% *(e)*
Book Value Per Share at Year-End	$26.39	$25.37	$24.11	$21.90	$20.03
Capital Expenditures by Segment *(c)*					
Regulated Operations	$299.2	$317.0	$220.6	$107.5	$46.5
Investments and Other	4.5	5.9	3.3	1.9	12.1
Discontinued Operations	–	–	–	–	4.5
Total Capital Expenditures	$303.7	$322.9	$223.9	$109.4	$63.1

(a) Excludes unallocated ESOP shares.

(b) Operating results of our Water Services businesses and our telecommunications business are included in discontinued operations, and accordingly, amounts have been restate for all periods presented.

(c) In 2008, we made changes to our reportable business segments in our continuing effort to manage and measure performance of our operations based on the nature of products and services provided and customers served. (See Note 2. Business Segments.)

(d) Included $86.1 million of assets reflecting the adoption of Plan Accounting – Defined Benefit Pension Plans, and Health and Welfare Benefit Plans.

(e) Impacted by a $50.4 million, or $1.84 per share, charge related to the assignment of the Kendall County power purchase agreement.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and notes to those statements and the other financial information appearing elsewhere in this report. In addition to historical information, the following discussion and other parts of this report contain forward-looking information that involves risks and uncertainties. Readers are cautioned that forward-looking statements should be read in conjunction with our disclosures in this Form 10-K under the headings: "Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995" located on page 5 and "Risk Factors" located in Item 1A. The risks and uncertainties described in this Form 10-K are not the only ones facing our Company. Additional risks and uncertainties that we are not presently aware of, or that we currently consider immaterial, may also affect our business operations. Our business, financial condition or results of operations could suffer if the concerns set forth in this Form 10-K are realized.

Overview

Regulated Operations includes our regulated utilities, Minnesota Power and SWL&P, as well as our investment in ATC, a Wisconsin-based regulated utility that owns and maintains electric transmission assets in parts of Wisconsin, Michigan, Minnesota and Illinois. Minnesota Power provides regulated utility electric service in northeastern Minnesota to 144,000 retail customers and wholesale electric service to 16 municipalities. Minnesota Power also provides regulated utility electric service to 1 private utility in Wisconsin. SWL&P provides regulated electric, natural gas and water service in northwestern Wisconsin to 15,000 electric customers, 12,000 natural gas customers and 10,000 water customers. Our regulated utility operations include retail and wholesale activities under the jurisdiction of state and federal regulatory authorities. (See Item 1. Business – Regulated Operations – Regulatory Matters.)

Investments and Other is comprised primarily of BNI Coal, our coal mining operations in North Dakota, and ALLETE Properties, our Florida real estate investment. This segment also includes a small amount of non-rate base generation, approximately 7,000 acres of land available-for-sale in Minnesota, and earnings on cash and investments.

ALLETE is incorporated under the laws of Minnesota. Our corporate headquarters are in Duluth, Minnesota. Statistical information is presented as of December 31, 2009, unless otherwise indicated. All subsidiaries are wholly owned unless otherwise specifically indicated. References in this report to "we," "us" and "our" are to ALLETE and its subsidiaries, collectively.

2009 Financial Overview

The following net income discussion summarizes a comparison of the year ended December 31, 2009, to the year ended December 31, 2008.

Net income attributable to ALLETE for 2009 was $61.0 million, or $1.89 per diluted share compared to $82.5 million, or $2.82 per diluted share for 2008. Earnings per diluted share decreased approximately $0.19 compared to 2008 as a result of additional shares of common stock outstanding in 2009. (See Note 12. Common Stock and Earnings Per Share.)

Regulated Operations net income attributable to ALLETE was $65.9 million in 2009 ($67.9 million in 2008). The decrease is primarily attributable to lower net income at Minnesota Power due to a 4.1 percent decrease in kilowatt-hour sales, higher depreciation and interest expense, and the accrual of retail rate refunds related to 2008. These decreases were partially offset by increased FERC-approved wholesale rates and MPUC-approved current cost recovery revenue. In addition, 2009 reflected $1.4 million in additional after-tax earnings from our investment in ATC as a result of additional investments made to fund our pro-rata share of ATC's voluntary capital contribution program.

Investments and Other reflected a net loss attributable to ALLETE of $4.9 million in 2009 ($14.6 million of net income attributable to ALLETE in 2008). The decrease is primarily attributable to a $6.5 million reduction in earnings at ALLETE Properties and the absence of non-recurring items recorded in 2008. In 2009, ALLETE Properties recorded a net loss of $4.7 million versus net income of $1.8 million in 2008. In 2008, we recorded a $3.8 million non-recurring gain on the sale of certain available-for-sale securities and $5.8 million in non-recurring tax benefits and related interest due to the closing of a tax year and the completion of an IRS review.

2009 Compared to 2008

See Note 2. Business Segments for financial results by segment.

Regulated Operations

Operating revenue decreased $30.4 million, or 4 percent, from 2008 due to lower fuel and purchased power recoveries, lower retail and municipal kilowatt-hour sales, lower natural gas revenue at SWL&P, and the accrual of prior year retail rate refunds related to our 2008 retail rate case. These decreases were partially offset by higher sales to Other Power Suppliers, higher FERC-approved wholesale rates and increased revenue from MPUC-approved current cost recovery riders.

Lower fuel and purchased power recoveries along with a decrease in retail and municipal kilowatt-hour sales combined for a total revenue reduction of $116.2 million. Fuel and purchased power recoveries decreased due to a reduction in fuel and purchased power expense. (See Fuel and Purchased Power Expense.) Total kilowatt-hour sales to retail and municipal customers decreased 26 percent from 2008 primarily due to idled production lines and temporary closures at some of our taconite customers' plants.

Natural gas revenue at SWL&P was lower by $7.8 million due to a 27 percent decrease in the price of natural gas and a 9 percent decline in sales. Natural gas revenue is primarily a flow-through of the natural gas costs. (See Operating and Maintenance Expense.)

Prior year retail rate refunds resulting from the 2009 MPUC Order and August 2009 Reconsideration Order were recorded in 2009 and resulted in a reduction in revenues of $7.6 million.

The decrease in kilowatt-hour sales to retail and municipal customers has been partially offset by revenue from marketing the power to Other Power Suppliers, which increased $77.2 million in 2009. Sales to Other Power Suppliers are sold at market-based prices into the MISO market on a daily basis or through bilateral agreements of various durations.

Higher rates from the March 1, 2008, and February 1, 2009, FERC-approved wholesale rate increases for our municipal customers increased revenue by $13.2 million.

MPUC-approved current cost recovery rider revenue increased $10.4 million in 2009 from 2008 primarily due to increased capital expenditures related to our Boswell Unit 3 emission reduction plan.

Kilowatt-hours Sold	2009	2008	Quantity Variance	% Variance
Millions				
Regulated Utility				
Retail and Municipals				
Residential	1,164	1,172	(8)	(0.7) %
Commercial	1,420	1,454	(34)	(2.3) %
Industrial	4,475	7,192	(2,717)	(37.8) %
Municipals	992	1,002	(10)	(1.0) %
Total Retail and Municipals	8,051	10,820	(2,769)	(25.6) %
Other Power Suppliers	4,056	1,800	2,256	125.3 %
Total Regulated Utility Kilowatt-hours Sold	12,107	12,620	(513)	(4.1) %

Revenue from electric sales to taconite customers accounted for 15 percent of consolidated operating revenue in 2009 (26 percent in 2008). The decrease in revenue from our taconite customers was partially offset by revenue from electric sales to Other Power Suppliers, which accounted for 20 percent of consolidated operating revenue in 2009 (10 percent in 2008). Revenue from electric sales to paper and pulp mills accounted for 9 percent of consolidated operating revenue in 2009 (9 percent in 2008). Revenue from electric sales to pipelines and other industrials accounted for 7 percent of consolidated operating revenue in 2009 (7 percent in 2008).

Operating expenses decreased $20.1 million, or 3 percent, from 2008.

Fuel and Purchased Power Expense decreased $26.1 million, or 9 percent, from 2008 due to decreased power generation attributable to lower kilowatt-hour sales, as well as a reduction in wholesale electricity prices. Minnesota Power's coal generating fleet produced fewer kilowatt-hours of electricity due to planned outages to implement environmental retrofits and to respond to decreased demand from our taconite customers.

Operating and Maintenance Expense decreased $3.5 million from 2008 primarily due to $7.4 million in lower natural gas costs at SWL&P from a decline in the price and quantity of natural gas purchased. This decrease was partially offset by increased salaries and benefits costs, rate case expenses and plant maintenance.

2009 Compared to 2008 (Continued)
Regulated Operations (Continued)

Depreciation Expense increased $9.5 million, or 19 percent, from 2008 reflecting higher property, plant and equipment balances placed in service.

Interest expense increased $4.3 million, or 18 percent, from 2008 primarily due to additional long-term debt issued to fund new capital investments and $0.5 million related to retail rate refunds.

Equity earnings increased $2.2 million, or 14 percent, from 2008 reflecting higher earnings from our increased investment in ATC. (See Note 6. Investment in ATC.)

Investments and Other

Operating revenue decreased $11.5 million, or 13 percent, from 2008 primarily due to a $14.3 million reduction in sales revenue at ALLETE Properties. In 2009, ALLETE Properties sold approximately 35 acres of properties located outside of our three main development projects for $3.8 million; no other sales were made in 2009 due to the continued lack of demand for our properties as a result of poor real estate market conditions in Florida. In 2008, ALLETE Properties sold approximately 219 acres of property located outside of our three main development projects for $6.3 million and recognized $3.7 million of previously deferred revenue under percentage of completion accounting. Revenue at ALLETE Properties in 2008 also included a pre-tax gain of $4.5 million from the sale of a retail shopping center in Winter Haven, Florida.

ALLETE Properties	2009		2008	
Revenue and Sales Activity	Quantity	Amount	Quantity	Amount
Dollars in Millions				
Revenue from Land Sales				
Acres *(a)*	35	$3.8	219	$6.3
Contract Sales Price *(b)*		3.8		6.3
Revenue Recognized from Previously Deferred Sales		–		3.7
Revenue from Land Sales		3.8		10.0
Other Revenue *(c)*		0.2		8.3
Total ALLETE Properties Revenue		$4.0		$18.3

(a) Acreage amounts are shown on a gross basis, including wetlands and non-controlling interest.
(b) Reflected total contract sales price on closed land transactions. Land sales are recorded using a percentage-of-completion method. (See Note 1. Operations and Significant Accounting Policies.)
(c) Included a $4.5 million pre-tax gain from the sale of a shopping center in Winter Haven, Florida in 2008.

BNI Coal, which operates under a cost-plus contract, recorded additional revenue of $5.6 million as a result of higher expenses. (See Operating Expenses.)

Operating expenses decreased $6.0 million, or 7 percent, from 2008 reflecting lower fuel costs at our non-regulated generating facilities and decreased expense at ALLETE Properties due to both lower cost of land sold and reductions in general and administrative expenses. Expenses incurred as a result of a planned maintenance outage at a non-regulated generating facility in the third quarter of 2008 also contributed to the decrease in 2009. Partially offsetting these decreases was an increase in expense at BNI Coal due to higher permitting costs relating to mining expansion, a warranty credit in 2008, and dragline repairs in 2009. These costs were recovered through the cost-plus contract. (See Operating Revenue.)

Interest expense increased $3.2 million from 2008 primarily due to a decrease in the proportion of ALLETE interest expense assigned to Minnesota Power. We record interest expense for Minnesota Power regulated operations based on Minnesota Power's authorized capital structure and allocate the balance to Investments and Other. Effective August 1, 2008, the proportion of interest expense assigned to Minnesota Power decreased to reflect the authorized capital structure inherent in interim rates that commenced on that date. Interest expense was also higher in 2009 as 2008 included a $0.6 million reversal of interest expense previously accrued due to the closing of a tax year.

Other income (expense) decreased $16.0 million from 2008 primarily due to a $6.5 million pre-tax gain realized from the sale of certain available-for-sale securities in the first quarter of 2008, lower earnings on excess cash in 2009 of $1.9 million, and $1.4 million of interest income related to tax benefits recognized in the third quarter of 2008. Losses incurred on emerging technology investments totaled $4.6 million in 2009, and were $3.9 million higher than similar losses recorded in 2008.

2009 Compared to 2008 (Continued)

Income Taxes – Consolidated

For the year ended December 31, 2009, the effective tax rate was 33.7 percent (34.3 percent for the year ended December 31, 2008). The effective tax rate in each period deviated from the statutory rate (approximately 41 percent for 2009) due to deductions for Medicare health subsidies, AFUDC-Equity, investment tax credits, wind production tax credits, and depletion. In addition, the effective rate for 2009 was impacted by lower pre-tax income. In 2008, non-recurring tax benefits due to the closing of a tax year and the completion of an IRS review totaled $4.6 million.

2008 Compared to 2007

Regulated Operations

Regulated Operations contributed income of $67.9 million in 2008 ($62.4 million in 2007). The increase in earnings is primarily the result of higher rates and higher income from our investment in ATC. Higher rates resulted from a March 1, 2008, increase in FERC-approved wholesale rates, an August 1, 2008, MPUC-approved interim rate increase (subject to refund) for retail customers in Minnesota, and MPUC-approved current cost recovery on our environmental retrofit projects. These rate increases were partially offset by the expiration of sales contracts to Other Power Suppliers, and higher operations and maintenance expense, depreciation expense, and interest expense

Operating revenue decreased $11.6 million, or 2 percent, from 2007 primarily due to decreased fuel and purchased power recoveries and the expiration of sales contracts to Other Power Suppliers. These decreases were partially offset by higher rates and kilowatt-hour sales to retail and municipal customers.

Fuel and purchased power recoveries decreased due to a $42.0 million reduction in fuel and purchased power expense. (See Fuel and Purchased Power Expense discussion below.)

Revenue from sales to Other Power Suppliers decreased $21.1 million from 2007 due to the expiration of sales contracts.

Higher rates resulted from the August 1, 2008, interim rate increase for retail customers in Minnesota of approximately $13 million, current cost recovery on our environmental retrofit projects of approximately $21 million, and the March 1, 2008, increase in FERC-approved wholesale rates of approximately $6 million.

Kilowatt-hour sales to our retail and municipal customers increased 2 percent from 2007 primarily due to a 2 percent increase in industrial load. The increase in industrial sales was primarily due to an idled production line and production delays at one of our taconite customers in 2007. Total regulated utility kilowatt-hour sales were down 2 percent as the expiration of sales contracts to Other Power Suppliers more than offset the increased retail and municipal sales.

Kilowatt-hours Sold	2008	2007	Quantity Variance	% Variance
Millions				
Regulated Utility				
Retail and Municipals				
Residential	1,172	1,141	31	2.7%
Commercial	1,454	1,457	(3)	(0.2)%
Industrial	7,192	7,054	138	2.0%
Municipals	1,002	1,008	(6)	(0.6)%
Total Retail and Municipals	10,820	10,660	160	1.5%
Other Power Suppliers	1,800	2,157	(357)	(16.6)%
Total Regulated Utility Kilowatt-hours Sold	12,620	12,817	(197)	(1.5)%

Revenue from electric sales to taconite customers accounted for 26 percent of consolidated operating revenue in 2008 (24 percent in 2007). Revenue from electric sales to paper and pulp mills accounted for 9 percent of consolidated operating revenue in 2008 (9 percent in 2007). Revenue from electric sales to pipelines and other industrials accounted for 7 percent of consolidated operating revenue in 2008 (7 percent in 2007).

Operating expenses decreased $25.1 million, or 4 percent, from 2007.

Fuel and Purchased Power Expense decreased $42.0 million, or 12 percent, from 2007 primarily due to a decrease in purchased power expense, as a result of higher electricity production at the Company's generation facilities. Megawatt-hour generation at our facilities and Square Butte increased 9 percent over 2007.

2008 Compared to 2007 (Continued)
Regulated Operations (Continued)

Operating and Maintenance Expense increased $10.0 million, or 4 percent, over 2007 primarily due to $3.3 million in increased natural gas purchases at SWL&P, reflecting a colder 2008, $2.5 million higher salaries and wages, $1.8 million in increased transmission costs, and $1.5 million in conservation improvement costs.

Depreciation Expense increased $6.9 million, or 16 percent, from 2007 reflecting higher property, plant, and equipment balances placed in service and higher annual depreciation rates for distribution and transmission effective January 1, 2008.

Interest expense increased $3.0 million, or 14 percent, from 2007 primarily due to higher long-term debt balances from increased construction activity.

Equity earnings increased $2.7 million, or 21 percent, from 2007 reflecting higher earnings from our investment in ATC. (See Note 6. Investment in ATC.)

Investments and Other

Investments and Other reflected net income of $14.6 million in 2008 ($25.2 million in 2007). The decrease in 2008 is primarily due to lower net income at ALLETE Properties, which continues to experience difficult real estate market conditions in Florida. This decrease was partially offset by the sale of certain available-for-sale securities in the first quarter of 2008, and tax benefits and related interest recognized in the third quarter of 2008.

Operating revenue decreased $29.1 million, or 25 percent, from 2007 primarily due to a decrease in sales revenue at ALLETE Properties in 2008. ALLETE Properties sold 219 acres of property in 2008 compared to 483 acres in 2007. In addition, 580,059 of non-residential square footage and 736 residential units were sold in 2007 compared to no non-residential or residential sales in 2008. Operating revenue in 2008 included a pre-tax gain of $4.5 million for the sale of our retail shopping center in Winter Haven, Florida in May 2008.

ALLETE Properties Revenue and Sales Activity	**2008 Quantity**	**2008 Amount**	**2007 Quantity**	**2007 Amount**
Dollars in Millions				
Revenue from Land Sales				
Non-residential Sq. Ft.	–	–	580,059	$17.0
Residential Units	–	–	736	14.8
Acres *(a)*	219	$6.3	483	10.6
Contract Sales Price *(b)*		6.3		42.4
Revenue Recognized from Previously Deferred Sales		3.7		3.1
Deferred Revenue		–		(1.2)
Revenue from Land Sales		10.0		44.3
Other Revenue *(c)*		8.3		6.2
Total ALLETE Properties Revenue		$18.3		$50.5

(a) Acreage amounts are shown on a gross basis, including wetlands and non-controlling interest.
(b) Reflected total contract sales price on closed land transactions. Land sales are recorded using a percentage-of-completion method. (See Note 1. Operations and Significant Accounting Policies.)
(c) Included a $4.5 million pre-tax gain from the sale of a shopping center in Winter Haven, Florida in 2008.

Operating expenses decreased $5.7 million, or 6 percent, from 2007, primarily due to a $4.8 million decrease in the cost of real estate sold in Florida.

Interest expense increased $0.7 million in 2008 primarily due to higher interest expense at ALLETE, a portion of which is assigned to Minnesota Power and the remainder is reflected in the Investments and Other segment.

Other income increased $0.6 million, or 5 percent, from 2007 primarily due to a $6.5 million pre-tax gain realized from the sale of certain available-for-sale securities in the first quarter of 2008 and interest income related to tax benefits recognized in the third quarter of 2008. The gain was triggered when securities were sold to reallocate investments to meet defined investment allocations based upon an approved investment strategy. The increase was partially offset by fewer gains from land sales in Minnesota during 2008, and lower earnings on cash and short-term investments reflecting lower average cash balances, and the 2007 release from a loan guarantee for Northwest Airlines, Inc. of $1.0 million.

2008 Compared to 2007 (Continued)

Income Taxes – Consolidated

For the year ended December 31, 2008, the effective tax rate on income from continuing operations before non-controlling interest was 34.3 percent (34.8 percent for the year ended December 31, 2007). The effective tax rate in both years deviated from the statutory rate (approximately 40 percent) primarily due to the recognition of various tax benefits as well as deductions for Medicare health subsidies, AFUDC-Equity, investment tax credits, and wind production tax credits. In 2007, a tax benefit was realized as a result of a state income tax audit settlement ($1.6 million). In 2008, non-recurring tax benefits due to the closing of a tax year and the completion of an IRS review totaled $4.6 million.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make various estimates and assumptions that affect amounts reported in the consolidated financial statements. These estimates and assumptions may be revised, which may have a material effect on the consolidated financial statements. Actual results may differ from these estimates and assumptions. These policies are discussed with the Audit Committee of our Board of Directors on a regular basis. The following represent the policies we believe are most critical to our business and the understanding of our results of operations.

Regulatory Accounting. Our regulated utility operations are subject to the guidance on accounting for the effects of certain types of regulation. This guidance requires us to reflect the effect of regulatory decisions in our financial statements. Regulatory assets or liabilities arise as a result of a difference between GAAP and the accounting principles imposed by the regulatory agencies. Regulatory assets represent incurred costs that have been deferred as they are probable for recovery in customer rates. Regulatory liabilities represent obligations to make refunds to customers and amounts collected in rates for which the related costs have not yet been incurred.

We recognize regulatory assets and liabilities in accordance with applicable state and federal regulatory rulings. The recoverability of regulatory assets is periodically assessed by considering factors such as, but not limited to, changes in regulatory rules and rate orders issued by applicable regulatory agencies. The assumptions and judgments used by regulatory authorities may have an impact on the recovery of costs, the rate of return on invested capital, and the timing and amount of assets to be recovered by rates. A change in these assumptions may result in a material impact on our results of operations. (See Note 5. Regulatory Matters.)

Valuation of Investments. Our long-term investment portfolio includes the real estate assets of ALLETE Properties, debt and equity securities consisting primarily of securities held to fund employee benefits, auction rate securities, and investments in emerging technology funds. Our policy is to review these investments for impairment on a quarterly basis by assessing such factors as continued commercial viability of products, cash flow and earnings. Our consideration of possible impairment for our real estate assets requires us to make judgments with respect to the current fair values of this real estate. The poor market conditions for real estate in Florida at this time require us to make certain assumptions in the determination of fair values due to the lack of current comparable sales activity. Any impairment would reduce the carrying value of our investments and be recognized as a loss. In 2009, we recorded an impairment loss on these investments of $1.1 million pretax (none in 2008; $0.5 million pretax in 2007), primarily due to our emerging technology funds. (See Note 7. Investments.)

Pension and Postretirement Health and Life Actuarial Assumptions. We account for our pension and postretirement benefit obligations in accordance with the accounting standards for defined benefit pension and other postretirement plans. These standards require the use of assumptions in determining our obligations and annual cost of our pension and postretirement benefits. An important actuarial assumption for pension and other postretirement benefit plans is the expected long-term rate of return on plan assets. In establishing the expected long-term return on plan assets, we take into account the actual long-term historical performance of our plan assets, the actual long-term historical performance for the type of securities we are invested in, and apply the historical performance utilizing the target allocation of our plan assets to forecast an expected long-term return. Our expected rate of return is then selected after considering the results of each of those factors, in addition to considering the impact of current economic conditions, if applicable, on long-term historical returns. Our pension asset allocation at December 31, 2009, was approximately 53 percent equity, 28 percent debt, 14 percent private equity, and 5 percent real estate. Our postretirement health and life asset allocation at December 31, 2009, was approximately 54 percent equity, 38 percent debt, and 8 percent private equity. Equity securities consist of a mix of market capitalization sizes with domestic and international securities. We currently use an expected long-term rate of return of 8.5 percent in our actuarial determination of our pension and other postretirement expense. We review our expected long-term rate of return assumption annually and will adjust it to respond to any changing market conditions. A one-quarter percent decrease in the expected long-term rate of return would increase the annual expense for pension and other postretirement benefits by approximately $1.3 million, pre-tax.

Critical Accounting Estimates (Continued)
Pension and Postretirement Health and Life Actuarial Assumptions (Continued)

The discount rate is computed using the Citigroup Pension Discount Curve adjusted for ALLETE's projected cash flows to match our plan characteristics. The Citigroup Pension Discount Curve is determined using high-quality long-term corporate bond rates at the valuation date. We believe the adjusted discount curve used in this comparison does not materially differ in duration and cash flows for our pension obligation. (See Note 16. Pension and Other Postretirement Benefit Plans.)

Taxation. We are required to make judgments regarding the potential tax effects of various financial transactions and our ongoing operations to estimate our obligations to taxing authorities. These tax obligations include income, real estate and sales/use taxes. Judgments related to income taxes require the recognition in our financial statements of the largest tax benefit of a tax position that is "more-likely-than-not" to be sustained on audit. Tax positions that do not meet the "more-likely-than-not" criteria are reflected as a tax liability in accordance with the guidance for accounting for uncertainty in income taxes. We must also assess our ability to generate capital gains to realize tax benefits associated with capital losses. Capital losses may be deducted only to the extent of capital gains realized during the year of the loss or during the two prior or five succeeding years for federal purposes. We have recorded a valuation allowance against our deferred tax assets associated with realized capital losses to the extent it has been determined that it is more-likely-than-not that some portion or all of the deferred tax asset will not be realized.

Outlook

ALLETE is an energy company committed to earning a financial return that rewards our shareholders, allows for reinvestment in our businesses and sustains growth. To accomplish this, we intend to take the actions necessary to earn our allowed rate of return in our regulated businesses, while we pursue growth initiatives in renewable energy, transmission and other energy-centric businesses.

We believe that over the long term, wind energy will play an increasingly important role in our nation's energy mix. We intend to pursue the establishment of a renewable energy business focused initially on developing wind assets in North Dakota and the upper Midwest. We intend to develop wind resources which will be used to meet renewable supply requirements of our regulated businesses as well as wind resources that will be marketed to others. We will capitalize on our existing presence in North Dakota through BNI Coal, our recently acquired DC transmission line and our Bison 1 wind project. Through BNI Coal we have a long-term business presence and established landowner relationships in North Dakota. See page 38 for more discussion on the DC line acquisition and our Bison I project. For projects to be marketed to others, we intend to secure long-term power purchase agreements prior to construction of the wind generation facilities. Establishment of the business is subject to appropriate MPUC approvals.

We also plan to make investments in upper Midwest transmission opportunities that strengthen or enhance the regional transmission grid, or take advantage of our geographical location between sources of renewable energy and end users. In addition, we plan to make additional investments to fund our pro rata share of ATC's future capital expansion program. Minnesota Power is also participating with other regional utilities in making regional transmission investments as a member of the CapX2020 initiative. The CapX2020 initiative is discussed in more detail on page 40.

We are also exploring investing in other energy-centric businesses that will complement an entrance into the renewable energy business, or leverage demand trends related to transmission, environmental control or energy efficiency.

ALLETE intends to sell its Florida land assets at reasonable prices, over time or in bulk transactions, and reinvest the proceeds in its growth initiatives. ALLETE Properties does not intend to acquire additional real estate.

Regulated Operations. Minnesota Power's long-term strategy is to maintain its competitively priced production of energy, reduce customer concentration exposure, comply with environmental permit conditions and renewable requirements, and earn our allowed rate of return. Keeping the production of energy competitive enables Minnesota Power to effectively compete in the wholesale power markets, and minimizes retail rate increases to help maintain the viability of its customers. As part of maintaining cost competitiveness, Minnesota Power intends to reduce its exposure to possible future carbon and GHG legislation by reshaping its generation portfolio, over time, to reduce its reliance on coal. Minnesota Power intends to reduce its customer concentration risk to reduce exposure to cyclical industries; this may include restructuring commercial contracts, additional sales to other regional power suppliers, and reshaping our power supply to be more flexible to swings in customer demand. We will monitor and review environmental proposals and may challenge those that add considerable cost with limited environmental benefit. Current economic conditions require a very careful balancing of the benefit of further environmental controls with the impacts of the costs of those controls on our customers as well as on the company, and its competitive position. We will pursue current cost recovery riders to recover environmental and renewable investments, and will work with our legislators and regulators to earn a fair return.

Rates. Entities within our Regulated Operations segment file for periodic rate revisions with the MPUC, the FERC or the PSCW.

Outlook (Continued)
Rates (Continued)

2008 Rate Case. In May 2008, Minnesota Power filed a retail rate increase request with the MPUC seeking additional revenues of approximately $40 million annually; the request also sought an 11.15 percent return on equity, and a capital structure consisting of 54.8 percent equity and 45.2 percent debt. As a result of a May 2009 Order and an August 2009 Reconsideration Order, the MPUC granted Minnesota Power a revenue increase of approximately $20 million, including a return on equity of 10.74 percent and a capital structure consisting of 54.79 percent equity and 45.21 percent debt. Rates went into effect on November 1, 2009.

Interim rates, subject to refund, were in effect from August 1, 2008 through October 31, 2009. During 2009, Minnesota Power recorded a $21.7 million liability for refunds of interim rates, including interest, required to be made as a result of the May 2009 Order and the August 2009 Reconsideration Order. In 2009, $21.4 million was refunded, with a remaining $0.3 million balance to be refunded in early 2010; $7.6 million of the refunds required to be made were related to interim rates charged in 2008.

With the May 2009 Order, the MPUC also approved the stipulation and settlement agreement that affirmed the Company's continued recovery of fuel and purchased power costs under the former base cost of fuel that was in effect prior to the retail rate filing. The transition to the former base cost of fuel began with the implementation of final rates on November 1, 2009. Any revenue impact associated with this transition will be identified in a future filing related to the Company's fuel clause operation.

2010 Rate Case. Minnesota Power previously stated its intention to file for additional revenues to recover the costs of significant investments to ensure current and future system reliability, enhance environmental performance and bring new renewable energy to northeastern Minnesota. As a result, Minnesota Power filed a retail rate increase request with the MPUC on November 2, 2009, seeking a return on equity of 11.50 percent, a capital structure consisting of 54.29 percent equity and 45.71 percent debt, and on an annualized basis, an $81.0 million net increase in electric retail revenue.

Minnesota law allows the collection of interim rates while the MPUC processes the rate filing. On December 30, 2009, the MPUC issued an Order (the Order) authorizing $48.5 million of Minnesota Power's November 2, 2009, interim rate increase request of $73.0 million. The MPUC cited exigent circumstances in reducing Minnesota Power's interim rate request. Because the scope and depth of this reduction in interim rates was unprecedented, and because Minnesota law does not allow Minnesota Power to formally challenge the MPUC's action until a final decision in the case is rendered, on January 6, 2010, Minnesota Power sent a letter to the MPUC expressing its concerns about the Order and requested that the MPUC reconsider its decision on its own motion. Minnesota Power described its belief the MPUC's decision violates the law by prejudging the merits of the rate request prior to an evidentiary hearing and results in the confiscation of utility property. Further, the Company is concerned that the decision will have negative consequences on the environmental policy directions of the State of Minnesota by denying recovery for statutory mandates during the pendency of the rate proceeding. The MPUC has not acted in response to Minnesota Power's letter.

The rate case process requires public hearings and an evidentiary hearing before an administrative law judge, both of which are scheduled for the second quarter of 2010. A final decision on the rate request is expected in the fourth quarter. We cannot predict the final level of rates that may be approved by the MPUC, and we cannot predict whether a legal challenge to the MPUC's interim rate decision will be forthcoming or successful.

FERC-Approved Wholesale Rates. Minnesota Power's non-affiliated municipal customers consist of 16 municipalities in Minnesota and 1 private utility in Wisconsin. SWL&P, a wholly-owned subsidiary of ALLETE, is also a customer of Minnesota Power. In 2008, Minnesota Power entered into new contracts with these customers which transitioned customers to formula-based rates, allowing rates to be adjusted annually based on changes in cost. In February 2009, the FERC approved our municipal contracts which expire December 31, 2013. Under the formula-based rates provision, wholesale rates are set at the beginning of the year based on expected costs and provide for a true-up calculation for actual costs. Wholesale rate increases totaling approximately $6 million and $10 million annually were implemented on February 1, 2009 and January 1, 2010, respectively, with approximately $6 million of additional revenues under the true-up provision accrued in 2009, which will be billed in 2010.

2009 Wisconsin Rate Increase. SWL&P's current retail rates are based on a December 2008 PSCW retail rate order that became effective January 1, 2009, and allows for an 11.1 percent return on equity. The new rates reflected a 3.5 percent average increase in retail utility rates for SWL&P customers (a 13.4 percent increase in water rates, a 4.7 percent increase in electric rates, and a 0.6 percent decrease in natural gas rates). On an annualized basis, the rate increase will generate approximately $3 million in additional revenue.

Industrial Customers. Electric power is one of several key inputs in the taconite mining, paper production, and pipeline industries. In 2009, approximately 37 percent (57 percent in 2008), of our Regulated Utility kilowatt-hour sales were made to our industrial customers, which includes the taconite, paper and pulp, and pipeline industries.

Beginning in the fall of 2008, worldwide steel makers began to dramatically cut steel production in response to reduced demand driven largely by the global credit concerns. United States raw steel production ran at approximately 50 percent of capacity in 2009, reflecting poor demand in automobiles, durable goods, and structural and other steel products.

Outlook (Continued)
Industrial Customers (Continued)

In late 2008, Minnesota taconite producers began to feel the impacts of decreased steel demand, and reduced taconite production levels occurred in 2009. Annual taconite production in Minnesota was approximately 18 million tons in 2009 (40 million tons in 2008 and 39 million tons in 2007). Consequently, 2009 kilowatt-hour sales to our taconite customers were lower by approximately 54 percent from 2008 levels, and we sold available power to Other Power Suppliers to partially mitigate the earnings impact of these lower taconite sales.

Raw steel production in the United States is projected to improve in 2010, and is estimated to run at approximately 60 percent of capacity. As a result, Minnesota Power expects an increase in taconite production in 2010 compared to 2009, although production will still be less than previous years' levels. We will continue to market available power to Other Power Suppliers in an effort to mitigate the earnings impact of these lower industrial sales. Sales to Other Power Suppliers are dependent upon the availability of generation and are sold at market-based prices into the MISO market on a daily basis or through bilateral agreements of various durations. We can make no assurances that our power marketing efforts will fully offset the reduced earnings resulting from lower demand nominations from our industrial customers.

Minnesota Power's paper and pulp customers ran at, or very near, full capacity for the majority of 2009, despite the fact that the industry as a whole experienced the impacts of the global recession in reduced sales of nearly every paper grade. Federal tax credits provided a subsidy for paper producers which allowed them to remain competitive. Minnesota Power's paper and pulp customers benefited from the temporary or permanent idling of competitor plants both in North America and in Europe, as well as continued strength of the Canadian dollar and the Euro which has reduced imports both from Canada and Europe.

Our pipeline customers continued to operate at near capacity levels. As Western Canadian oil sands reserves continue to develop and expand, pipeline operators served by the Company are executing expansion plans to transport Western Canadian crude oil reserves (Alberta Oil Sands) to United States markets. Access to traditional Midwest markets is being expanded to Southern markets as the Canadian supply is displacing domestic production and deliveries imported from the Gulf Coast. We believe we are strategically positioned to serve these expanding pipeline facilities.

Prospective Additional Load. Several companies in northeastern Minnesota continue to progress in development of natural resource based projects that represent long-term growth potential and load diversity for Minnesota Power. These potential projects are in the ferrous and non-ferrous mining and steel industries. These projects include PolyMet Mining Corporation (PolyMet), Mesabi Nugget Delaware, LLC (Mesabi Nugget), and United States Steel Corporation's expansion at its Keewatin Taconite facility. Additionally, Essar Steel Limited Minnesota (Essar), continues to work with local agencies on infrastructure development for its taconite mine, direct reduction iron-making facility, and steel mill within the Nashwauk, MN municipal utility service boundary.

PolyMet. Minnesota Power has executed a long-term contract with PolyMet, a new industrial customer planning to start a copper-nickel and precious metal (non-ferrous) mining operation in northeastern Minnesota. PolyMet is currently in the environmental permitting process, and the public comment period on its Draft Environmental Impact Statement (DEIS) closed on February 3, 2010. Assuming that the DEIS is judged to be complete, the Minnesota Department of Natural Resources and the U.S. Army Corps of Engineers may issue a Statement of Adequacy by mid-year 2010, with issuance of environmental permitting to follow. Should these events occur, operations could begin in late 2011 and Minnesota Power will begin to supply approximately 70 MW of power through a contract lasting at least through 2018.

Mesabi Nugget. The construction of the initial Mesabi Nugget facility is essentially complete and the first production occurred in January 2010. Steel Dynamics, Inc., the principal owner of Mesabi Nugget, has indicated that commissioning and production ramp-up activities will occur throughout 2010, with full production levels expected to be reached during the year. Mesabi Nugget is currently pursuing permits for taconite mining activities on lands formerly mined by Erie Mining Company and LTV Steel Mining Company near Hoyt Lakes, MN. Assuming receipt of environmental permits to mine by the end of 2010, mining activities could begin in 2011, which would allow Mesabi Nugget to self-supply its own taconite concentrates and would result in increased electrical loads. Minnesota Power has a 15 MW long-term power supply contract with Mesabi Nugget lasting at least through 2017.

Keewatin Taconite. In February 2008, United States Steel Corporation announced its intent to restart a pellet line at its Keewatin Taconite processing facility (Keetac). This pellet line, which has been idled since 1980, could be restarted and updated as part of a $300 million investment, bringing about 3.6 million tons of additional pellet making capability to northeastern Minnesota. The public comment period for a Draft Environmental Impact Statement for the Keetac facility ended on January 26, 2010.

Outlook (Continued)

Renewable Energy. In February 2007, Minnesota enacted a law requiring 25 percent of Minnesota Power's total retail energy sales in Minnesota come from renewable energy sources by 2025. The law also requires Minnesota Power to meet interim milestones of 12 percent by 2012, 17 percent by 2016, and 20 percent by 2020. Minnesota Power has identified a plan to meet the renewable goals set by Minnesota and has included this in the most recent filing of the IRP with the MPUC. The law allows the MPUC to modify or delay a standard obligation if implementation will cause significant ratepayer cost or technical reliability issues. If a utility is not in compliance with a standard, the MPUC may order the utility to construct facilities, purchase renewable energy or purchase renewable energy credits. Minnesota Power was developing and making renewable supply additions as part of its generation planning strategy prior to the enactment of this law and this activity continues.

We are executing our renewable energy strategy. In 2006 and 2007, we entered into two long-term power purchase agreements for a total of 98 MWs of wind energy constructed in North Dakota (Oliver Wind I and II). Taconite Ridge Wind I, our $50 million, 25-MW wind facility located in northeastern Minnesota became operational in 2008.

North Dakota Wind Project. On December 31, 2009, we purchased an existing 250 kV DC transmission line from Square Butte for $69.7 million. The 465-mile transmission line runs from Center, North Dakota to Duluth, Minnesota. We expect to use this line to transport increasing amounts of wind energy from North Dakota while gradually phasing out coal-based electricity currently being delivered to our system over this transmission line from Square Butte's lignite coal-fired generating unit. Acquisition of this transmission line was approved by the MPUC and the FERC. In addition, the FERC issued an order on November 24, 2009, authorizing acquisition of the transmission facilities and conditionally accepting, upon compliance and other filings, the proposed tariff revisions, interconnection agreement and other related agreements.

On July 7, 2009, the MPUC approved our petition seeking current cost recovery of investments and expenditures related to Bison I and associated transmission upgrades. We anticipate filing a petition with the MPUC in the first quarter of 2010 to establish customer billing rates for the approved cost recovery. Bison I is the first portion of several hundred MWs of our North Dakota Wind Project, which upon completion will fulfill the 2025 renewable energy supply requirement for our retail load. Bison I, located near Center, North Dakota, will be comprised of 33 wind turbines with a total nameplate capacity of 75.9 MWs and will be phased into service in late 2010 and 2011.

On September 29, 2009, the NDPSC authorized site construction for Bison I. On October 2, 2009, Minnesota Power filed a route permit application with the NDPSC for a 22 mile, 230 kV Bison I transmission line that will connect Bison I to the DC transmission line at the Square Butte Substation in Center, North Dakota. An order is expected in the first quarter of 2010.

Manitoba Hydro. Minnesota Power has a long-term power purchase agreement with Manitoba Hydro expiring in 2015. (See Item 1. Business – Power Supply.) In addition, Minnesota Power is currently negotiating definitive agreements on two additional purchased power transactions with Manitoba Hydro: an initial purchase of surplus energy over the next ten years, followed by an anticipated long-term purchase of a 250-MW capacity and energy agreement beginning in approximately 2020. The 250-MW long-term purchase will require construction of hydroelectric facilities in Manitoba and major new transmission facilities between Canada and the United States. Transmission studies and definitive agreement negotiations are ongoing. Both purchases require MPUC approval.

Hibbard Renewable Energy Center. On September 30, 2009, we purchased boilers and associated systems previously owned by the City of Duluth. This facility was initially built in the late 1930s as a coal burning power plant, and retrofitted to burn wood-based biomass fuel as well as coal. Over time, Minnesota Power intends to invest approximately $20 million to upgrade the boilers and associated systems to increase biomass energy generation at the plant. Hibbard's current generating capacity is approximately 50 MWs. This purchase will help us achieve Minnesota's mandate of providing 25 percent of our retail energy from renewable resources by 2025.

Integrated Resource Plan. On October 5, 2009, Minnesota Power filed with the MPUC its 2010 Integrated Resource Plan, a comprehensive estimate of future capacity needs within Minnesota Power's service territory. Minnesota Power does not anticipate the need for new base load generation within the Minnesota Power service territory over the next 15 years, and plans to meet estimated future customer demand while achieving:

- Increased system flexibility to adapt to volatile business cycles and varied future industrial load scenarios;
- Reductions in the emission of GHGs (primarily carbon dioxide); and
- Compliance with mandated renewable energy standards.

To achieve these objectives over the coming years, we plan to reshape our generation portfolio by adding 300 to 500 megawatts of renewable energy to our generation mix, and exploring options to incorporate peaking or intermediate resources. Our 76 MW Bison I Wind Project in North Dakota is expected to be in service in late 2010 and 2011.

We project average annual long-term growth of approximately one percent in electric usage over the next 15 years. We will also focus on conservation and demand side management to meet the energy savings goals established in Minnesota legislation.

Outlook (Continued)

Climate Change. Minnesota Power is addressing climate change by taking the following steps that also ensure reliable and environmentally compliant generation resources to meet our customer's requirements.

- Expand our renewable energy supply.
- Improve the efficiency of our coal-based generation facilities, as well as other process efficiencies.
- Provide energy conservation initiatives with our customers and demand side efforts.
- Support research of technologies to reduce carbon emissions from generation facilities and support carbon sequestration efforts.
- Achieve overall carbon emission reductions.

The scientific community generally accepts that emissions of GHGs are linked to global climate change. Climate change creates physical and financial risk. These physical risks could include, but are not limited to, increased or decreased precipitation and water levels in lakes and rivers; increased temperatures; and the intensity and frequency of extreme weather events. These all have the potential to affect the Company's business and operations.

Federal Legislation. We believe that future regulations may restrict the emissions of GHGs from our generation facilities. Several proposals at the Federal level to "cap" the amount of GHG emissions have been made. On June 26, 2009, the U.S. House of Representatives passed H.R. 2454, the American Clean Energy and Security Act of 2009. H.R. 2454 is a comprehensive energy bill that also includes a cap-and-trade program. H.R. 2454 allocates a significant number of emission allowances to the electric utility sector to mitigate cost impacts on consumers. Based on the emission allowance allocations, we expect we would have to purchase additional allowances. We're unable to predict at this time the value of these allowances.

On September 30, 2009, the Senate introduced S. 1733, the Senate version of H.R. 2454. This legislation proposes a more stringent, near-term greenhouse emissions reduction target in 2020 of 20 percent below 2005 levels, as compared to the 17 percent reduction proposed by H.R. 2454.

Congress may consider proposals other than cap-and-trade programs to address GHG emissions. We are unable to predict the outcome of H.R. 2454, S. 1733, or other efforts that Congress may make with respect to GHG emissions, and the impact that any GHG emission regulations may have on the Company. We cannot predict the nature or timing of any additional GHG legislation or regulation. Although we are unable to predict the compliance costs we might incur, the costs could have a material impact on our financial results.

Greenhouse Gas Reduction. In 2007, Minnesota passed legislation establishing non-binding targets for carbon dioxide reductions. This legislation establishes a goal of reducing statewide GHG emissions across all sectors to a level at least 15 percent below 2005 levels by 2015, at least 30 percent below 2005 levels by 2025, and at least 80 percent below 2005 levels by 2050.

Midwestern Greenhouse Gas Reduction Accord. Minnesota is also participating in the Midwestern Greenhouse Gas Reduction Accord (the Accord), a regional effort to develop a multi-state approach to GHG emission reductions. The Accord includes an agreement to develop a multi-sector cap-and-trade system to help meet the targets established by the group.

Greenhouse Gas Emissions Reporting. In May 2008, Minnesota passed legislation that required the MPCA to track emissions and make interim emissions reduction recommendations towards meeting the State's goal of reducing GHG by 80 percent by 2050. GHG emissions from 2008 were reported in 2009.

We cannot predict the nature or timing of any additional GHG legislation or regulation. Although we are unable to predict the compliance costs we might incur, the costs could have a material impact on our financial results.

International Climate Change Initiatives. The United States is not a party to the Kyoto Protocol, which is a protocol to the United Nations Framework Convention on Climate Change (UNFCCC) that requires developed countries to cap GHG emissions at certain levels during the 2008 to 2012 time period. In December 2009, leaders of developed and developing countries met in Copenhagen, Denmark, under the UNFCCC and issued the Copenhagen Accord. The Copenhagen Accord provides a mechanism for countries to make economy-wide GHG emission mitigation commitments for reducing emissions of GHG by 2020 and provide for developed countries to fund GHG emissions mitigation projects in developing countries. President Obama participated in the development of, and endorsed the Copenhagen Accord.

EPA Greenhouse Gas Reporting Rule. On September 22, 2009, the EPA issued the final rule mandating that certain GHG emission sources, including electric generating units, are required to report emission levels. The rule is intended to allow the EPA to collect accurate and timely data on GHG emissions that can be used to form future policy decisions. The rule was effective January 1, 2010, and all GHG emissions must be reported on an annual basis by March 31 of the following year. Currently, we have the equipment and data tools necessary to report our 2010 emissions to comply with this rule.

Outlook (Continued)
Climate Change (Continued)

Title V Greenhouse Gas Tailoring Rule. On October 27, 2009, the EPA issued the proposed Prevention of Significant Deterioration (PSD) and Title V Greenhouse Gas Tailoring rule. This proposed regulation addresses the six primary greenhouse gases and new thresholds for when permits will be required for new facilities and existing facilities which undergo major modifications. The rule would require large industrial facilities, including power plants, to obtain construction and operating permits that demonstrate Best Available Control Technologies (BACT) are being used at the facility to minimize GHG emissions. The EPA is expected to propose BACT standards for GHG emissions from stationary sources.

For our existing facilities, the proposed rule does not require amending our existing Title V operating permits to include BACT for GHGs. However, modifying or installing units with GHG emissions that trigger the PSD permitting requirements could require amending operating permits to incorporate BACT to control GHG emissions.

EPA Endangerment Findings. On December 15, 2009, the EPA published its findings that the emissions of six GHG, including CO_2, methane, and nitrous oxide, endanger human health or welfare. This finding may result in regulations that establish motor vehicle GHG emissions standards in 2010. There is also a possibility that the endangerment finding will enable expansion of the EPA regulation under the Clean Air Act to include GHGs emitted from stationary sources. A petition for review of the EPA's endangerment findings was filed by the Coalition for Responsible Regulation, et. al. with the United States District Court Circuit Court of Appeals on December 23, 2009.

Coal Ash Management Facilities. Minnesota Power generates coal ash at all five of its steam electric stations. Two facilities store ash in onsite impoundments (ash ponds) with engineered liners and containment dikes. Another facility stores dry ash in a landfill with an engineered liner and leachate collection system. Two facilities generate a combined wood and coal ash that is either land applied as an approved beneficial use, or trucked to state permitted landfills. Minnesota Power continues to monitor state and federal legislative and regulatory activities that may affect its ash management practices. The EPA is expected to propose new regulations in February 2010 pertaining to the management of coal ash by electric utilities. It is unknown how potential coal ash management rule changes will affect Minnesota Power's facilities. On March 9, 2009, the EPA requested information from Minnesota Power (and other utilities) on its ash storage impoundments at Boswell and Laskin. On June 22, 2009, Minnesota Power received an additional EPA information request pertaining to Boswell. Minnesota Power responded to both these information requests. On August 19, 2009, the Minnesota DNR visited both the Boswell and Laskin ash ponds. The purpose of the inspection was to assess the structural integrity of the ash ponds, as well as review operational and maintenance procedures. There were no significant findings or concerns from the DNR staff during the inspections.

CapX2020. Minnesota Power is a participant in the CapX2020 initiative which represents an effort to ensure electric transmission and distribution reliability in Minnesota and the surrounding region for the future. CapX2020, which includes Minnesota's largest transmission owners, consists of electric cooperatives, municipals and investor-owned utilities, and has assessed the transmission system and projected growth in customer demand for electricity through 2020. Studies show that the region's transmission system will require major upgrades and expansion to accommodate increased electricity demand as well as support renewable energy expansion through 2020.

Minnesota Power intends to invest in two lines, a 250-mile 345 kV line between Fargo, North Dakota and Monticello, Minnesota, and a 70-mile, 230 kV line between Bemidji and Grand Rapids, Minnesota. The MPUC issued the Certificate of Need for the 230 kV line in July 2009. The MPUC decision on the Route Permit application is expected in 2010. Our total investment in these lines is expected to be approximately $100 million. We intend to seek recovery of these costs in a filing with the MPUC in the first quarter of 2010, under a Minnesota Power transmission cost recovery tariff rider authorized by Minnesota legislation. Construction of the lines is targeted to begin in late 2010 and may take up to four years.

Emission Reduction Plans. We have made investments in pollution control equipment at our Boswell Unit 3 generating unit that reduces particulates, SO_2, NO_x and mercury emissions to meet future federal and state requirements. This equipment was placed in service in November 2009. During the construction phase, the MPUC authorized a cash return on construction work in progress in lieu of AFUDC, and this amount was collected through a current cost recovery rider. Our 2010 rate case proposes to move this project from a current cost recovery rider to base rates.

The environmental regulatory requirements for Taconite Harbor Unit 3 are pending approval of the Minnesota Regional Haze implementation by the EPA. We are evaluating compliance requirements for this Unit. Environmental retrofits at Laskin and Taconite Harbor Units 1 and 2 have been completed and are in-service.

Boswell NO_X Reduction Plan. In September 2008, we submitted to the MPCA and MPUC a $92 million environmental initiative proposing cost recovery for expenditures relating to NO_X emission reductions from Boswell Units 1, 2, and 4. The Boswell NO_X Reduction Plan is expected to significantly reduce NO_X emissions from these units. In conjunction with the NO_X reduction, we plan to make an efficiency improvement to our existing turbine/generator at Boswell Unit 4 adding approximately 60 MWs of total output. The Boswell 1, 2 and 4, selective non-catalytic reduction NO_X controls are currently in service, while the Boswell 4 low NO_X burners and turbine efficiency projects are anticipated to be in service in late 2010. Our 2010 rate case seeks recovery for this project in base rates.

Outlook (Continued)

Transmission. We have an approved cost recovery rider in-place for certain transmission expenditures, and our current billing factor was approved by the MPUC in June 2009. The billing factor allows us to charge our retail customers on a current basis for the costs of constructing certain transmission facilities plus a return on the capital invested. Our 2010 rate case proposes to move completed transmission projects from the current cost recovery rider to base rates.

Power Sales Agreement. On October 29, 2009, Minnesota Power entered into an agreement to sell Basin 100 MWs of capacity and energy for the next ten years. The transaction is scheduled to begin in May 2010, following the expiration of two wholesale power sales contracts on April 30, 2010. The Basin agreement contains a fixed monthly schedule of capacity charges with an annual escalation provision. The energy charge is based on a fixed monthly schedule and provides for annual escalation based on our cost of fuel. The agreement allows us to recover a pro-rata share of increased costs related to emissions that may occur during the last five years of the contract. (See Item 3. Power Marketing.)

Investment in ATC. At December 31, 2009, our equity investment was $88.4 million, representing an approximate 8 percent ownership interest. ATC provides transmission service under rates regulated by the FERC that are set in accordance with the FERC's policy of establishing the independent operation and ownership of, and investment in, transmission facilities. ATC rates are based on a 12.2 percent return on common equity dedicated to utility plant. ATC has identified $2.5 billion in future projects needed over the next 10 years to improve the adequacy and reliability of the electric transmission system. This investment is expected to be funded through a combination of internally generated cash, debt, and investor contributions. As additional opportunities arise, we plan to make additional investments in ATC through general capital calls based upon our pro-rata ownership interest in ATC. On January 29, 2010, we invested an additional $1.2 million in ATC. In total, we expect to invest approximately $2 million throughout 2010. (See Note 6. Investment in ATC.)

Investments and Other

BNI Coal. In 2009, BNI Coal sold approximately 4.2 million tons of coal (4.5 million tons in 2008) and anticipates similar sales in 2010.

ALLETE Properties. ALLETE Properties represents our Florida real estate investment. Our current strategy for the assets is to complete and maintain key entitlements and infrastructure improvements without requiring significant additional investment, and sell the portfolio over time or in bulk transactions. ALLETE intends to sell its Florida land assets at reasonable prices when opportunities arise, and reinvest the proceeds in its growth initiatives. ALLETE does not intend to acquire additional Florida real estate.

Our two major development projects are Town Center and Palm Coast Park. Ormond Crossings, a third major project that is currently in the planning stage, received land use approvals in December 2006. However, due to a change in the Florida law that became effective in July 2009, those approvals are being revised. It is anticipated that the City of Ormond Beach, FL will approve a new Development Agreement for Ormond Crossings in the first quarter of 2010. The new agreement will facilitate development of the project as currently planned. Separately, Lake Swamp wetland mitigation bank was permitted on land that was previously part of Ormond Crossings.

Summary of Development Projects Land Available-for-Sale	**Ownership**	**Total Acres *(a)***	**Residential Units *(b)***	**Non-residential Sq. Ft. *(b, c)***
Current Development Projects				
Town Center	80%	854	2,264	2,238,400
Palm Coast Park	100%	3,143	3,154	3,555,000
Total Current Development Projects		3,997	5,418	5,793,400
Proposed Development Project				
Ormond Crossings	100%	2,924	*(d)*	*(d)*
Other				
Lake Swamp Wetland Mitigation Project	100%	3,034	*(e)*	*(e)*
Total of Development Projects		9,955	5,418	5,793,400

(a) Acreage amounts are approximate and shown on a gross basis, including wetlands and non-controlling interest.

(b) Estimated and includes non-controlling interest. Density at build out may differ from these estimates.

(c) Depending on the project, non-residential includes retail commercial, non-retail commercial, office, industrial, warehouse, storage and institutional.

(d) A development order that was approved by the City of Ormond Beach is being replaced by a development agreement to facilitate development of Ormond Crossings as currently planned. At build-out, we expect the project to include 2,950 residential units, 4.87 million square feet of various types of non-residential space and public facilities.

(e) Lake Swamp wetland mitigation bank is a regionally significant wetlands mitigation bank that was permitted by the St. Johns River Water Management District in 2008 and by the U.S. Army Corps of Engineers in December 2009. Wetland mitigation credits will be used at Ormond Crossings and will also be available for sale to developers of other projects that are located in the bank's service area.

Outlook (Continued)
Investments and Other (Continued)

Other Land Available-for-Sale *(a)*	Total	Mixed Use	Residential	Non-residential	Agricultural
Acres *(b)*					
Other Land	1,277	394	113	267	503

(a) Other land includes land located in Palm Coast, Lehigh, and Cape Coral, Florida.
(b) Acreage amounts are approximate and shown on a gross basis, including wetlands and non-controlling interest.

Long-term finance receivables as of December 31, 2009, were $12.9 million, which included $7.8 million due from an entity which filed for voluntary Chapter 11 bankruptcy protection in June 2009. The estimated fair value of the collateral relating to these receivables was greater than the $7.8 million amount due at December 31, 2009, and no impairment was recorded on these receivables; however, $0.3 million of impairments was recorded on other receivables.

If a purchaser defaults on a sales contract, the legal remedy is usually limited to terminating the contract and retaining the purchaser's deposit. The property is then available for resale. In many cases, contract purchasers incur significant costs during due diligence, planning, designing and marketing the property before the contract closes, therefore they have substantially more at risk than the deposit.

ALLETE intends to sell its Florida land assets at reasonable prices when opportunities arise. However, if weak market conditions continue for an extended period of time, the impact on our future operations would be the continuation of little to no sales while still incurring operating expenses such as community development district assessments and property taxes. This could result in annual net losses for ALLETE Properties similar to 2009.

Income Taxes. ALLETE's aggregate federal and multi-state statutory tax rate is approximately 41 percent for 2010. On an ongoing basis, ALLETE has certain tax credits and other tax adjustments that will reduce the statutory rate to the expected effective tax rate. These tax credits and adjustments historically have included items such as investment tax credits, wind production tax credits, AFUDC-Equity, domestic manufacturer's deduction, depletion, Medicare prescription reimbursement, as well as other items. The annual effective rate can also be impacted by such items as changes in income from operations before non-controlling interest and income taxes, state and federal tax law changes that become effective during the year, business combinations and configuration changes, tax planning initiatives and resolution of prior years' tax matters. We expect our effective tax rate to be approximately 35 percent for 2010.

Liquidity and Capital Resources

Liquidity Position. ALLETE is well-positioned to meet the Company's immediate cash flow needs. At December 31, 2009, we have a cash balance of approximately $26 million, $87.8 million of unused lines of credit ($157.0 million net of $69.2 million drawn down as of December 31, 2009), and a debt-to-capital ratio of 43 percent. In the first quarter 2010, we expect to use proceeds from the sale of $80 million First Mortgage Bonds to repay the amount drawn down on the line of credit.

Capital Structure. ALLETE's capital structure for each of the last three years is as follows:

Year Ended December 31	2009	%	2008	%	2007	%
Millions						
Common Equity	$929.5	57	$827.1	57	$742.6	63
Non-Controlling Interest	9.5	–	9.8	1	9.3	1
Long-Term Debt (Including Current Maturities)	701.0	43	598.7	42	422.7	36
Short-Term Debt	1.9	–	6.0	–	–	–
	$1,641.9	100	$1,441.6	100	$1,174.6	100

Liquidity and Capital Resources (Continued)

Cash Flows. Selected information from ALLETE's Consolidated Statement of Cash Flows is as follows:

Year Ended December 31	2009	2008	2007
Millions			
Cash and Cash Equivalents at Beginning of Period	$102.0	$23.3	$44.8
Cash Flows from (used for)			
Operating Activities	137.4	153.6	124.2
Investing Activities	(320.0)	(276.1)	(154.1)
Financing Activities	106.3	201.2	8.4
Change in Cash and Cash Equivalents	(76.3)	78.7	(21.5)
Cash and Cash Equivalents at End of Period	$25.7	$102.0	$23.3

Operating Activities. Cash from operating activities was $137.4 million for 2009 ($153.6 million for 2008; $124.2 million for 2007). Cash from operating activities was lower in 2009 primarily due to lower net income, an increase in accounts receivable, and higher deferred regulatory assets, partially offset by higher deferred tax and depreciation expense. Accounts receivable increased due a receivable for 2009 income tax refunds primarily resulting from substantial income tax deductions under the bonus depreciation provision of the American Recovery and Reinvestment Act of 2009 (the Act). Deferred regulatory assets increased due to the collection of certain current cost recovery rider revenue attributable to 2009 being deferred into a later year. Deferred tax expense increased also due to the bonus depreciation provisions of the Act, and depreciation expense increased in conjunction with the increase in property, plant and equipment.

Cash from operating activities was higher in 2008 than 2007 due to an increase in deferred income tax expense and decreased working capital requirements, which was partially offset by lower net income and higher contributions to defined benefit pension and postretirement health plans (included in Other Liabilities on the Consolidated Statement of Cash Flows). Working capital requirements decreased mainly due to lower uncollected purchased power costs (included in Prepayments and Other on the Consolidated Statement of Cash Flows). Deferred income tax expense increased due to the Economic Stimulus Act of 2008, and contributions to defined benefit pension and postretirement health plans increased $15.6 million during 2008.

Investing Activities. Cash used for investing activities was $320.0 million for 2009 ($276.1 million for 2008; $154.1 million for 2007). Cash used for investing activities was higher than 2008 reflecting increased capital additions to property, plant, and equipment. Capital additions to property, plant, and equipment increased due to the purchase of an existing 250 kV DC transmission line for $69.7 million offset by a decrease in other capital additions because of the completion of some major capital projects in 2008 and 2009. In addition, 2008 included higher net sales of short-term investments and proceeds from the sale of assets (retail shopping center) in Winter Haven, Florida.

Cash used for investing activities was higher in 2008 than 2007 reflecting increased capital additions to property, plant, and equipment which were partially offset by the proceeds from the sale of assets (retail shopping center) in Winter Haven, Florida. Capital additions to property, plant, and equipment increased due to construction activity for environmental retrofit projects, AREA Plan projects, Taconite Ridge, and additional investments in ATC.

Financing Activities. Cash from financing activities was $106.3 million for 2009 ($201.2 million for 2008; $8.4 million for 2007). Cash from financing activities was lower in 2009 than 2008 due to less debt and common stock issuance. During 2009, $111.4 million of debt was issued, while in 2008 $198.7 million of debt was issued. During 2009, proceeds from common stock issuances totaled $65.2 million, while in 2008, proceeds from common stock issuances totaled $71.1 million. Lower debt and common stock issuance in 2009 was a result of issuing capital in 2008 ahead of the need for this capital.

Cash from financing activities was higher in 2008 than 2007 primarily from the issuance of debt for $198.7 million. In addition, common stock was issued for net proceeds of $71.1 million. Financing activities increased to support our capital expenditure program.

Working Capital. Additional working capital, if and when needed, generally is provided by consolidated bank lines of credit or the sale of securities or commercial paper. We have available consolidated bank lines of credit aggregating $87.8 million, the majority of which expire in January 2012. In addition, we have 0.4 million original issue shares of our common stock available for issuance through Invest Direct, our direct stock purchase and dividend reinvestment plan, and 3.3 million original issue shares of common stock available for issuance through a Distribution Agreement with KCCI, Inc. The amount and timing of future sales of our securities will depend upon market conditions and our specific needs.

Liquidity and Capital Resources (Continued)

Securities. In January 2009, we issued $42.0 million in principal amount of unregistered First Mortgage Bonds (Bonds) in the private placement market. The Bonds mature January 15, 2019, and carry a coupon rate of 8.17 percent. We have the option to prepay all or a portion of the Bonds at our discretion, subject to a make-whole provision. The Bonds are subject to additional terms and conditions which are customary for this type of transaction. We are using the proceeds from the sale of the Bonds to fund utility capital expenditures and for general corporate purposes. The Bonds were sold in reliance on exemption from registration under Section 4(2) of the Securities Act of 1933, as amended, to institutional accredited investors.

In December 2009, we agreed to sell $80.0 million in principal amount of First Mortgage Bonds (Bonds) in the private placement market in three series as follows:

Issue Date (on or about)	Maturity	Principal Amount	Coupon
February 17, 2010	April 15, 2021	$15 Million	4.85%
February 17, 2010	April 15, 2025	$30 Million	5.10%
February 17, 2010	April 15, 2040	$35 Million	6.00%

We expect to use the proceeds from the February 2010 sale of Bonds to pay down the syndicated revolving credit facility, to fund utility capital investments or for general corporate purposes.

We entered into a Distribution Agreement with KCCI, Inc., originating in February 2008 and subsequently amended in February 2009, with respect to the issuance and sale of up to an aggregate of 6.6 million shares of our common stock, without par value. The shares may be offered for sale, from time to time, in accordance with the terms of the agreement pursuant to Registration Statement No. 333-147965. During 2009, 1.7 million shares of common stock were issued under this agreement resulting in net proceeds of $51.9 million. In 2008, 1.6 million shares were issued for net proceeds of $60.8 million.

In March 2009, we contributed 463,000 shares of ALLETE common stock, with an aggregate value of $12.0 million, to our pension plan. On May 19, 2009, we registered the 463,000 shares of ALLETE common stock with the SEC pursuant to Registration Statement No. 333-147965.

In 2009, we issued 0.4 million shares of common stock through Invest Direct, Employee Stock Purchase Plan and Retirement Savings and Stock Ownership Plan resulting in net proceeds of $13.3 million. These shares of common stock were registered under the following Registration Statement Nos. 333-150681, 333-105225, and 333-124455, respectively.

Financial Covenants. Our long-term debt arrangements contain customary covenants. In addition, our lines of credit and letters of credit supporting certain long-term debt arrangements contain financial covenants. The most restrictive covenant requires ALLETE to maintain a ratio of its Funded Debt to Total Capital (as the amounts are calculated in accordance with the respective long-term debt arrangements) of less than or equal to 0.65 to 1.00 measured quarterly. As of December 31, 2009, our ratio was approximately 0.41 to 1.00. Failure to meet this covenant would give rise to an event of default if not cured after notice from the lender, in which event ALLETE may need to pursue alternative sources of funding. Some of ALLETE's debt arrangements contain "cross-default" provisions that would result in an event of default if there is a failure under other financing arrangements to meet payment terms or to observe other covenants that would result in an acceleration of payments due. As of December 31, 2009, ALLETE was in compliance with its financial covenants.

Off-Balance Sheet Arrangements. Off-balance sheet arrangements are discussed in Note 11. Commitments, Guarantees and Contingencies.

Liquidity and Capital Resources (Continued)

Contractual Obligations and Commercial Commitments. Minnesota Power has contractual obligations and other commitments that will need to be funded in the future, in addition to its capital expenditure programs. The following is a summarized table of contractual obligations and other commercial commitments at December 31, 2009.

Contractual Obligations As of December 31, 2009		Payments Due by Period			
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Millions					
Long-Term Debt *(a)*	$1,172.1	$41.5	$196.6	$98.2	$835.8
Pension and Other Postretirement Benefit Plans	194.1	36.6	105.4	52.1	–
Operating Lease Obligations	89.1	8.8	26.4	15.8	38.1
Uncertain Tax Positions *(b)*	–	–	–	–	–
Unconditional Purchase Obligations	394.0	114.1	102.7	30.4	146.8
	$1,849.3	$201.0	$431.1	$196.5	$1,020.7

(a) Includes interest and assumes variable interest rates in effect at December 31, 2009, remains constant through remaining term.

(b) Excludes $9.5 million of noncurrent unrecognized tax benefits due to uncertainty regarding the timing of future cash payments related to the guidance in accounting for uncertain tax positions.

Long-Term Debt. Our long-term debt obligations, including long-term debt due within one year, represent the principal amount of bonds, notes and loans which are recorded on our consolidated balance sheet, plus interest. The table above assumes the interest rate in effect at December 31, 2009, remains constant through the remaining term. (See Note 10. Short-Term and Long-Term Debt.)

Pension and Other Postretirement Benefit Plans. The funded status of the defined pension and other postretirement benefit obligations refers to the difference between plan assets and estimated obligations under the plans. The funded status may change over time due to several factors, including contribution levels, assumed discount rates and actual and assumed rates of return on plan assets.

Management considers various factors when making funding decisions such as regulatory requirements, actuarially determined minimum contribution requirements, and contributions required to avoid benefit restrictions for the pension plans. Estimated defined benefit pension contributions for years 2010 through 2014 are expected to be up to $25 million per year, and are based on estimates and assumptions that are subject to change. Funding for the other postretirement benefit plans is impacted by utility regulatory requirements. Estimated postretirement health and life contributions for years 2010 through 2014 are approximately $11 million per year, and are based on estimates and assumptions that are subject to change.

Unconditional Purchase Obligations. Unconditional purchase obligations represent our Square Butte power purchase agreements, minimum purchase commitments under coal and rail contracts, and purchase obligations for certain capital expenditure projects. (See Note 11. Commitments, Guarantees and Contingencies.)

Under our power purchase agreement with Square Butte that extends through 2026, we are obligated to pay our pro rata share of Square Butte's costs based on our entitlement to the output of Square Butte's 455-MW coal-fired generating unit near Center, North Dakota. Minnesota Power's payment obligation will be suspended if Square Butte fails to deliver any power, whether produced or purchased, for a period of one year. Square Butte's fixed costs consist primarily of debt service. The table above reflects our share of future debt service based on our output entitlement of 50 percent. This debt service may be reduced if the contingent power sales agreement with Minnkota Power goes into effect in 2013. For further information on Square Butte see Note 11. Commitments, Guarantees and Contingencies.

We have two wind power purchase agreements with an affiliate of NextEra Energy to purchase the output from two wind facilities, Oliver Wind I and Oliver Wind II located near Center, North Dakota. We began purchasing the output from Oliver Wind I, a 50-MW facility, in December 2006 and the output from Oliver Wind II, a 48-MW facility in November 2007. Each agreement is for 25 years and provides for the purchase of all output from the facilities. There are no fixed capacity charges, and we only pay for energy as it is delivered to us.

Credit Ratings. Our securities have been rated by Standard & Poor's and by Moody's. Rating agencies use both quantitative and qualitative measures in determining a company's credit rating. These measures include business risk, liquidity risk, competitive position, capital mix, financial condition, predictability of cash flows, management strength and future direction. Some of the quantitative measures can be analyzed through a few key financial ratios, while the qualitative ones are more subjective. The disclosure of these credit ratings is not a recommendation to buy, sell or hold our securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Credit Ratings	Standard & Poor's	Moody's
Issuer Credit Rating	BBB+	Baa1
Commercial Paper	A-2	P-2
Senior Secured		
First Mortgage Bonds *(a)*	A–	A2
Unsecured Debt		
Collier County Industrial Development Revenue Bonds – Fixed Rate	BBB	–

(a) Includes collateralized pollution control bonds.

Common Stock Dividends. ALLETE is committed to providing an attractive, secure dividend to its shareholders while, at the same time, funding its growth strategy. The Company's long-term objective is to maintain a dividend payout ratio similar to our peers and provide for future dividend increases. In 2009, we paid out 93 percent (61 percent in 2008; 53 percent in 2007) of our per share earnings in dividends. On January 21, 2010, our Board of Directors declared a dividend of $0.44 per share, unchanged from 2009, which is payable on March 1, 2010, to shareholders of record at the close of business on February 15, 2010.

Capital Requirements

ALLETE's projected capital expenditures for the years 2010 through 2014 are presented in the table below. Actual capital expenditures may vary from the estimates due to changes in forecasted plant maintenance, regulatory decisions or approvals, future environmental requirements, base load growth or capital market conditions.

Capital Expenditures	2010	2011	2012	2013	2014	Total
Regulated Utility Operations						
Base and Other	$156	$82	$81	$82	$89	$490
Current Cost Recovery *(a)*						
Environmental	2	–	–	–	–	2
Renewable	81	66	–	–	–	147
Transmission	5	21	27	42	13	108
Generation	–	–	–	–	–	–
Total Current Cost Recovery	88	87	27	42	13	257
Regulated Utility Capital Expenditures	244	169	108	124	102	747
Other	6	18	24	8	8	64
Total Capital Expenditures	$250	$187	$132	$132	$110	$811

(a) Estimated current capital expenditures recoverable outside of a rate case.

We intend to finance expenditures from both internally generated funds and incremental debt and equity.

Environmental and Other Matters

Our businesses are subject to regulation of environmental matters by various federal, state and local authorities. Due to future restrictive environmental requirements through legislation and/or rulemaking, we anticipate that potential expenditures for environmental matters will be material and will require significant capital investments. We are unable to predict the outcome of the issues discussed in Note 11. Commitments, Guarantees and Contingencies. (See Item 1. Business – Environmental Matters.)

Market Risk

Securities Investments

Available-for-Sale Securities. At December 31, 2009, our available-for-sale securities portfolio consisted of securities established to fund certain employee benefits and auction rate securities. (See Note 7. Investments.)

Interest Rate Risk. We are exposed to risks resulting from changes in interest rates as a result of our issuance of variable rate debt. We manage our interest rate risk by varying the issuance and maturity dates of our fixed rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. The table below presents the long-term debt obligations and the corresponding weighted average interest rate at December 31, 2009.

Market Risk (Continued)
Interest Rate Risk (Continued)

Interest Rate Sensitive Financial Instruments	Expected Maturity Date							
	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
Dollars in Millions								
Long-Term Debt								
Fixed Rate *(a)*	$1.6	$1.6	$1.6	$71.1	$19.6	$528.1	$623.6	$657.3
Average Interest Rate – %	5.9	5.9	5.9	5.2	6.9	5.9	5.8	
Variable Rate	$3.6	$12.3	$1.7	$2.8	–	$57.0	$77.4	$77.5
Average Interest Rate – % *(b)*	0.4	3.6	1.9	0.3	–	0.3	0.9	

(a) *The $65 million line of credit is included in the fixed rate maturity of $528.1 as it will be refinanced with long-term debt in the first quarter of 2010.*

(b) *Assumes rate in effect at December 31, 2009, remains constant through remaining term.*

Interest rates on variable rate long-term debt are reset on a periodic basis reflecting current market conditions. Based on the variable rate debt outstanding at December 31, 2009, and assuming no other changes to our financial structure, an increase or decrease of 100 basis points in interest rates would impact the amount of pretax interest expense by $0.8 million.

Commodity Price Risk. Our regulated utility operations in Minnesota and Wisconsin incur costs for fuel (primarily coal and related transportation), power, and natural gas purchased for resale in our regulated service territories. Our regulated utilities' exposure to price risk for these commodities is significantly mitigated by the current ratemaking process and regulatory environment, which allows recovery of fuel costs in excess of those in the 2008 retail rate case filing. Conversely, costs below those in the 2008 retail rate case filing result in a credit to our ratepayers. We seek to prudently manage our customers' exposure to price risk by entering into contracts of various durations and terms for the purchase of coal and power (in Minnesota), power and natural gas (in Wisconsin), and related transportation costs.

Power Marketing. Our power marketing activities consist of (1) purchasing energy in the wholesale market for resale in our regulated service territories when retail energy requirements exceed generation output and (2) selling excess available energy and purchased power. From time to time, our utility operations may have excess energy that is temporarily not required by retail and wholesale customers in our regulated service territory. We actively sell this energy to the wholesale market to optimize the value of our generating facilities.

In 2009 kilowatt-hour sales to our taconite customers were lower by approximately 54 percent from 2008 levels. During 2009, we sold available power to Other Power Suppliers to partially mitigate the earnings impact of these lower industrial sales. Minnesota Power expects an increase in taconite production in 2010 compared to 2009, although production will still be less than previous years' levels.

For the year ended December 31, 2009, we have entered into financial derivative instruments to manage price risk for certain power marketing contracts. Outstanding derivative contracts at December 31, 2009, consist of cash flow hedges for an energy sale that includes pricing based on daily natural gas prices, and FTRs purchased to manage congestion risk for forward power sales contracts. These derivative instruments are recorded on our consolidated balance sheet at fair value. As of December 31, 2009, we recorded approximately $0.7 million of derivatives in other assets on our consolidated balance sheet of which the entire balance relates to our FTRs. These derivative instruments settle monthly throughout the first five months of 2010. (See Note 8. Derivatives.)

Approximately 200 MWs of capacity and energy from our Taconite Harbor facility in northern Minnesota has been sold through two sales contracts totaling 175 MWs (201 MWs including a 15 percent reserve), which were effective May 1, 2005, and expire on April 30, 2010. Both contracts contain fixed monthly capacity charges and fixed minimum energy charges. One contract provides for an annual escalator to the energy charge based on increases in our cost of fuel, subject to a small minimum annual escalation. The other contract provides that the energy charge will be the greater of the fixed minimum charge or an annual amount based on the variable production cost of a combined-cycle, natural gas unit. Our exposure in the event of a full or partial outage at our Taconite Harbor facility is significantly limited under both contracts. When the buyer is notified at least two months prior to an outage, there is no liability. Outages with less than two months notice are subject to an annual duration limitation typical of this type of contract. These contracts qualify for the normal purchase normal sale exception under the guidance for derivative instruments and hedging activities and are not required to be recorded at fair value.

We are exposed to credit risk primarily through our power marketing activities. We use credit policies to manage credit risk, which includes utilizing an established credit approval process and monitoring counterparty limits.

Market Risk (Continued)
Power Marketing (Continued)

Power Sales Agreement. On October 29, 2009, Minnesota Power entered into an agreement to sell Basin 100 MWs of capacity and energy for the next ten years. The transaction is scheduled to begin in May 2010, following the expiration of two wholesale power sales contracts on April 30, 2010. The Basin agreement contains a fixed monthly schedule of capacity charges with a minimum annual escalation provision. The energy charge is based on a fixed monthly schedule and provides for annual escalation based on our cost of fuel. The agreement allows us to recover a pro-rata share of increased costs related to emissions that may occur during the last five years of the contract.

New Accounting Standards

New accounting standards are discussed in Note 1.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Market Risk for information related to quantitative and qualitative disclosure about market risk.

Item 8. Financial Statements and Supplementary Data

See our consolidated financial statements as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, and supplementary data, which are indexed in Item 15(a).

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of ALLETE's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 ("Exchange Act")). Based upon those evaluations, our principal executive officer and principal financial officer have concluded that such disclosure controls and procedures are effective to provide assurance that information required to be disclosed in ALLETE's reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms and such information is accumulated and communicated to our management, including our principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2009, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Item 9A. Controls and Procedures (Continued)

Changes in Internal Controls

There has been no change in our internal control over financial reporting that occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Unless otherwise stated, the information required for this Item is incorporated by reference herein from our Proxy Statement for the 2010 Annual Meeting of Shareholders (2010 Proxy Statement) under the following headings:

- **Directors.** The information regarding directors will be included in the "Election of Directors" section;
- **Audit Committee Financial Expert.** The information regarding the Audit Committee financial expert will be included in the "Audit Committee Report" section;
- **Audit Committee Members.** The identity of the Audit Committee members is included in the "Audit Committee Report" section;
- **Executive Officers.** The information regarding executive officers is included in Part I of this Form 10-K; and
- **Section 16(a) Compliance.** The information regarding Section 16(a) compliance will be included in the "Section 16(a) Beneficial Ownership Reporting Compliance" section.

Our 2010 Proxy Statement will be filed with the SEC within 120 days after the end of our 2009 fiscal year.

Code of Ethics. We have adopted a written Code of Ethics that applies to all of our employees, including our chief executive officer, chief financial officer and controller. A copy of our Code of Ethics is available on our website at www.allete.com and print copies are available without charge upon request to ALLETE, Inc., Attention: Secretary, 30 West Superior St. Duluth, Minnesota 55802. Any amendment to the Code of Ethics or any waiver of the Code of Ethics will be disclosed on our website at www.allete.com promptly following the date of such amendment or waiver.

Corporate Governance. The following documents are available on our website at www.allete.com and print copies are available upon request:

- Corporate Governance Guidelines;
- Audit Committee Charter;
- Executive Compensation Committee Charter; and
- Corporate Governance and Nominating Committee Charter.

Any amendment to these documents will be disclosed on our website at www.allete.com promptly following the date of such amendment.

Item 11. Executive Compensation

The information required for this Item is incorporated by reference herein from the "Compensation of Executive Officers," the "Compensation Discussion and Analysis", the "Executive Compensation Committee Report" and the "Director Compensation – 2009" sections in our 2010 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required for this Item is incorporated by reference herein from the "Securities Owned by Certain Beneficial Owners," the "Securities owned by Directors and Management" and the "Equity Compensation Plan Information" sections in our 2010 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required for this Item is incorporated by reference herein from the "Corporate Governance" section in our 2010 Proxy Statement.

We have adopted a Related Person Transaction Policy which is available on our website at www.allete.com. Print copies are available without charge, upon request. Any amendment to this policy will be disclosed on our website at www.allete.com promptly following the date of such amendment.

Item 14. Principal Accounting Fees and Services

The information required by this Item is incorporated by reference herein from the "Audit Committee Report" section in our 2010 Proxy Statement.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a) Certain Documents Filed as Part of this Form 10-K.

(1) Financial Statements

(2) Financial Statement Schedules

All other schedules have been omitted either because the information is not required to be reported by ALLETE or because the information is included in the consolidated financial statements or the notes.

(3) Exhibits including those incorporated by reference.

Exhibit Number

*3(a)1 - Articles of Incorporation, amended and restated as of May 8, 2001, (filed as Exhibit 3(b) to the March 31, 2001, Form 10-Q, File No. 1-3548).

*3(a)2 - Amendment to Articles of Incorporation, dated as of May 12, 2009, (filed as Exhibit 3 to the June 30, 2009, Form 10-Q, File No. 1-3548).

*3(a)3 - Amendment to Certificate of Assumed Name, filed with the Minnesota Secretary of State on May 8, 2001, (filed as Exhibit 3(a) to the March 31, 2001, Form 10-Q, File No. 1-3548).

*3(b) - Bylaws, as amended effective August 24, 2004, (filed as Exhibit 3 to the August 25, 2004, Form 8-K, File No. 1-3548).

*4(a)1 - Mortgage and Deed of Trust, dated as of September 1, 1945, between Minnesota Power & Light Company (now ALLETE) and The Bank of New York Mellon (formerly Irving Trust Company) and Douglas J. MacInnes (successor to Richard H. West), Trustees (filed as Exhibit 7(c), File No. 2-5865).

*4(a)2 - Supplemental Indentures to ALLETE's Mortgage and Deed of Trust:

Number	Dated as of	Reference File	Exhibit
First	March 1, 1949	2-7826	7(b)
Second	July 1, 1951	2-9036	7(c)
Third	March 1, 1957	2-13075	2(c)
Fourth	January 1, 1968	2-27794	2(c)
Fifth	April 1, 1971	2-39537	2(c)
Sixth	August 1, 1975	2-54116	2(c)
Seventh	September 1, 1976	2-57014	2(c)
Eighth	September 1, 1977	2-59690	2(c)
Ninth	April 1, 1978	2-60866	2(c)
Tenth	August 1, 1978	2-62852	2(d)2
Eleventh	December 1, 1982	2-56649	4(a)3
Twelfth	April 1, 1987	33-30224	4(a)3
Thirteenth	March 1, 1992	33-47438	4(b)
Fourteenth	June 1, 1992	33-55240	4(b)
Fifteenth	July 1, 1992	33-55240	4(c)
Sixteenth	July 1, 1992	33-55240	4(d)
Seventeenth	February 1, 1993	33-50143	4(b)
Eighteenth	July 1, 1993	33-50143	4(c)
Nineteenth	February 1, 1997	1-3548 (1996 Form 10-K)	4(a)3
Twentieth	November 1, 1997	1-3548 (1997 Form 10-K)	4(a)3
Twenty-first	October 1, 2000	333-54330	4(c)3
Twenty-second	July 1, 2003	1-3548 (June 30, 2003 Form 10-Q)	4
Twenty-third	August 1, 2004	1-3548 (Sept. 30, 2004 Form 10-Q)	4(a)
Twenty-fourth	March 1, 2005	1-3548 (March 31, 2005 Form 10-Q)	4
Twenty-fifth	December 1, 2005	1-3548 (March 31, 2006 Form 10-Q)	4
Twenty-sixth	October 1, 2006	1-3548 (2006 Form 10-K)	4
Twenty-seventh	February 1, 2008	1-3548 (2007 Form 10-K)	4(a)3
Twenty-eighth	May 1, 2008	1-3548 (June 30, 2008 Form 10-Q)	4
Twenty-ninth	November 1, 2008	1-3548 (2008 Form 10-K)	4(a)3
Thirtieth	January 1, 2009	1-3548 (2008 Form 10-K)	4(a)4

Exhibit Number

*4(b)1 - Indenture of Trust, dated as of August 1, 2004, between the City of Cohasset, Minnesota and U.S. Bank National Association, as Trustee relating to $111 Million Collateralized Pollution Control Refunding Revenue Bonds (filed as Exhibit 4(b) to the September 30, 2004, Form 10-Q, File No. 1-3548).

*4(b)2 - Loan Agreement, dated as of August 1, 2004, between the City of Cohasset, Minnesota and ALLETE relating to $111 Million Collateralized Pollution Control Refunding Revenue Bonds (filed as Exhibit 4(c) to the September 30, 2004, Form 10-Q, File No. 1-3548).

*4(c)1 - Mortgage and Deed of Trust, dated as of March 1, 1943, between Superior Water, Light and Power Company and Chemical Bank & Trust Company and Howard B. Smith, as Trustees, both succeeded by U.S. Bank National Association, as Trustee (filed as Exhibit 7(c), File No. 2-8668).

*4(c)2 - Supplemental Indentures to Superior Water, Light and Power Company's Mortgage and Deed of Trust:

Number	Dated as of	Reference File	Exhibit
First	March 1, 1951	2-59690	2(d)(1)
Second	March 1, 1962	2-27794	2(d)1
Third	July 1, 1976	2-57478	2(e)1
Fourth	March 1, 1985	2-78641	4(b)
Fifth	December 1, 1992	1-3548 (1992 Form 10-K)	4(b)1
Sixth	March 24, 1994	1-3548 (1996 Form 10-K)	4(b)1
Seventh	November 1, 1994	1-3548 (1996 Form 10-K)	4(b)2
Eighth	January 1, 1997	1-3548 (1996 Form 10-K)	4(b)3
Ninth	October 1, 2007	1-3548 (2007 Form 10-K)	4(c)3
Tenth	October 1, 2007	1-3548 (2007 Form 10-K)	4(c)4
Eleventh	December 1, 2008	1-3548 (2008 Form 10-K)	4(c)3

*10(a) - Power Purchase and Sale Agreement, dated as of May 29, 1998, between Minnesota Power, Inc. (now ALLETE) and Square Butte Electric Cooperative (filed as Exhibit 10 to the June 30, 1998, Form 10-Q, File No. 1-3548).

10(d)1 - Fourth Amended and Restated Committed Facility Letter, dated January 11, 2006, by and among ALLETE and LaSalle Bank National Association, as Agent.

*10(d)2 - First Amendment to Fourth Amended and Restated Committed Facility Letter dated June 19, 2006, by and among ALLETE and LaSalle Bank National Association, as Agent (filed as Exhibit 10(a) to the June 30, 2006, Form 10-Q, File No. 1-3548).

*10(d)3 - Second Amendment to Fourth Amended and Restated Committed Facility Letter dated December 14, 2006, by and among ALLETE and LaSalle Bank National Association, as Agent (filed as Exhibit 10(d)3 to the 2006 Form 10-K, File No. 1-3548).

*10(e)1 - Financing Agreement between Collier County Industrial Development Authority and ALLETE dated as of July 1, 2006, (filed as Exhibit 10(b)1 to the June 30, 2006, Form 10-Q, File No. 1-3548).

*10(e)2 - Letter of Credit Agreement, dated as of July 5, 2006, among ALLETE, the Participating Banks and Wells Fargo Bank, National Association, as Administrative Agent and Issuing Bank (filed as Exhibit 10(b)2 to the June 30, 2006, Form 10-Q, File No. 1-3548).

10(g) - Agreement dated December 16, 2005, among ALLETE, Wisconsin Public Service Corporation and WPS Investments, LLC.

+10(h)1 - ALLETE Executive Annual Incentive Plan as amended and restated with amendments through January 1, 2010.

+*10(h)2 - Form of ALLETE Executive Annual Incentive Plan Form of Awards Effective 2009 (filed as Exhibit 10(h)7 to the 2008 Form 10-K, File No. 1-3548).

+10(h)3 - Form of ALLETE Executive Annual Incentive Plan Form of Awards Effective 2010.

+*10(i)1 - ALLETE and Affiliated Companies Supplemental Executive Retirement Plan I (SERP I), as amended and restated, effective January 1, 2009, (filed as Exhibit 10(i)4 to the 2008 Form 10-K, File No. 1-3548).

+*10(i)2 - ALLETE and Affiliated Companies Supplemental Executive Retirement Plan II (SERP II), effective January 1, 2009, (filed as Exhibit 10(i)5 to the 2008 Form 10-K, File No. 1-3548).

+*10(i)3 - January 2009 Amendment to the ALLETE and Affiliated Companies Supplemental Executive Retirement Plan II (SERP II), effective January 20, 2009, (filed as Exhibit 10(i)6 to the 2008 Form 10-K, File No. 1-3548).

+*10(j)1 - Minnesota Power and Affiliated Companies Executive Investment Plan I, as amended and restated, effective November 1, 1988, (filed as Exhibit 10(c) to the 1988 Form 10-K, File No. 1-3548).

+*10(j)2 - Amendments through December 2003 to the Minnesota Power and Affiliated Companies Executive Investment Plan I (filed as Exhibit 10(v)2 to the 2003 Form 10-K, File No. 1-3548).

Exhibit Number

+*10(j)3	-	July 2004 Amendment to the Minnesota Power and Affiliated Companies Executive Investment Plan I (filed as Exhibit 10(b) to the June 30, 2004, Form 10-Q, File No. 1-3548).
+*10(j)4	-	August 2006 Amendment to the Minnesota Power and Affiliated Companies Executive Investment Plan I (filed as Exhibit 10(b) to the September 30, 2006, Form 10-Q, File No. 1-3548).
+*10(k)1	-	Minnesota Power and Affiliated Companies Executive Investment Plan II, as amended and restated, effective November 1, 1988, (filed as Exhibit 10(d) to the 1988 Form 10-K, File No. 1-3548).
+*10(k)2	-	Amendments through December 2003 to the Minnesota Power and Affiliated Companies Executive Investment Plan II (filed as Exhibit 10(w)2 to the 2003 Form 10-K, File No. 1-3548).
+*10(k)3	-	July 2004 Amendment to the Minnesota Power and Affiliated Companies Executive Investment Plan II (filed as Exhibit 10(c) to the June 30, 2004, Form 10-Q, File No. 1-3548).
+*10(k)4	-	August 2006 Amendment to the Minnesota Power and Affiliated Companies Executive Investment Plan II (filed as Exhibit 10(c) to the September 30, 2006, Form 10-Q, File No. 1-3548).
+*10(l)	-	Deferred Compensation Trust Agreement, as amended and restated, effective January 1, 1989 (filed as Exhibit 10(f) to the 1988 Form 10-K, File No. 1-3548).
+*10(m)1	-	ALLETE Executive Long-Term Incentive Compensation Plan as amended and restated effective January 1, 2006, (filed as Exhibit 10 to the May 16, 2005, Form 8-K, File No. 1-3548).
+*10(m)2	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan 2006 Nonqualified Stock Option Grant (filed as Exhibit 10(a)1 to the January 30, 2006, Form 8-K, File No. 1-3548).
+*10(m)3	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan Nonqualified Stock Option Grant Effective 2007 (filed as Exhibit 10(m)6 to the 2006 Form 10-K, File No. 1-3548).
+*10(m)4	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan Performance Share Grant Effective 2007 (filed as Exhibit 10(m)7 to the 2006 Form 10-K, File No. 1-3548).
+*10(m)5	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan Performance Share Grant Effective 2008 (filed as Exhibit 10(m)10 to the 2007 Form 10-K, File No. 1-3548).
+*10(m)6	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan Performance Share Grant Effective 2009 (filed as Exhibit 10(m)11 to the 2008 Form 10-K, File No. 1-3548).
+*10(m)7	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan – Restricted Stock Unit Grant Effective 2009 (filed as Exhibit 10(m)12 to the 2008 Form 10-K, File No. 1-3548).
+10(m)8	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan Performance Share Grant Effective 2010.
+10(m)9	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan – Restricted Stock Unit Grant Effective 2010.
+*10(n)1	-	Minnesota Power (now ALLETE) Director Stock Plan, effective January 1, 1995 (filed as Exhibit 10 to the March 31, 1995, Form 10-Q, File No. 1-3548).
+*10(n)2	-	Amendments through December 2003 to the Minnesota Power (now ALLETE) Director Stock Plan (filed as Exhibit 10(z)2 to the 2003 Form 10-K, File No. 1-3548).
+*10(n)3	-	July 2004 Amendment to the ALLETE Director Stock Plan (filed as Exhibit 10(e) to the June 30, 2004, Form 10-Q, File No. 1-3548).
+*10(n)4	-	January 2007 Amendment to the ALLETE Director Stock Plan (filed as Exhibit 10(n)4 to the 2006 Form 10-K, File No. 1-3548).
+*10(n)5	-	May 2009 Amendment to the ALLETE Director Stock Plan (filed as Exhibit 10(b) to the June 30, 2009, Form 10-Q, File No. 1-3548).
+*10(n)6	-	ALLETE Non-Management Director Compensation Summary Effective February 15, 2007 (filed as Exhibit 10(n)6 to the 2006 Form 10-K, File No. 1-3548).
+*10(o)1	-	Minnesota Power (now ALLETE) Director Compensation Deferral Plan Amended and Restated, effective January 1, 1990, (filed as Exhibit 10(ac) to the 2002 Form 10-K, File No. 1-3548).
+*10(o)2	-	October 2003 Amendment to the Minnesota Power (now ALLETE) Director Compensation Deferral Plan (filed as Exhibit 10(aa)2 to the 2003 Form 10-K, File No. 1-3548).
+*10(o)3	-	January 2005 Amendment to the ALLETE Director Compensation Deferral Plan (filed as Exhibit 10(c) to the March 31, 2005, Form 10-Q, File No. 1-3548).
+*10(o)4	-	August 2006 Amendment to the ALLETE Director Compensation Deferral Plan (filed as Exhibit 10(d) to the September 30, 2006, Form 10-Q, File No. 1-3548).

Exhibit Number

+*10(o)5	-	ALLETE Non-Employee Director Compensation Deferral Plan II, effective May 1, 2009 (filed as Exhibit 10(a) to the June 30, 2009, Form 10-Q, File No. 1-3548).
+*10(p)	-	ALLETE Director Compensation Trust Agreement, effective October 11, 2004, (filed as Exhibit 10(a) to the September 30, 2004, Form 10-Q, File No. 1-3548).
+*10(q)	-	ALLETE Change of Control Severance Pay Plan Effective February 13, 2008, (filed as Exhibit 10(q) to the 2007 Form 10-K, File No. 1-3548).
12	-	Computation of Ratios of Earnings to Fixed Charges.
21	-	Subsidiaries of the Registrant.
23(a)	-	Consent of Independent Registered Public Accounting Firm.
31(a)	-	Rule 13a-14(a)/15d-14(a) Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31(b)	-	Rule 13a-14(a)/15d-14(a) Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	-	Section 1350 Certification of Annual Report by the Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99	-	ALLETE News Release dated February 12, 2010, announcing earnings for the year ended December 31, 2009. **(This exhibit has been furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.)**

SWL&P is a party to other long-term debt instruments, $6,370,000 of City of Superior, Wisconsin, Collateralized Utility Revenue Refunding Bonds Series 2007A and $6,130,000 of City of Superior, Wisconsin, Collateralized Utility Revenue Bonds Series 2007B, that, pursuant to Regulation S-K, Item 601(b)(4)(iii), are not filed as exhibits since the total amount of debt authorized under each of these omitted instruments does not exceed 10 percent of our total consolidated assets. We will furnish copies of these instruments to the SEC upon its request.

We are a party to another long-term debt instrument, $38,995,000 of City of Cohasset, Minnesota, Variable Rate Demand Revenue Refunding Bonds (ALLETE, formerly Minnesota Power & Light Company, Project) Series 1997A, Series 1997B and Series 1997C that, pursuant to Regulation S-K, Item 601(b)(4)(iii), is not filed as an exhibit since the total amount of debt authorized under this omitted instrument does not exceed 10 percent of our total consolidated assets. We will furnish copies of this instrument to the SEC upon its request.

---

* *Incorporated herein by reference as indicated.*

\+ *Management contract or compensatory plan or arrangement pursuant to Item 15(b).*

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLETE, Inc.

Dated: February 12, 2010

By Donald J. Shippar
Donald J. Shippar
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
Donald J. Shippar Donald J. Shippar	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	February 12, 2010
Alan R. Hodnik Alan R. Hodnik	President and Director	February 12, 2010
Mark A. Schober Mark A. Schober	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 12, 2010
Steven Q. DeVinck Steven Q. DeVinck	Controller and Vice President – Business Support (Principal Accounting Officer)	February 12, 2010

Signatures (Continued)

Signature	Title	Date
Kathleen A. Brekken Kathleen A. Brekken	Director	February 12, 2010
Kathryn W. Dindo Kathryn W. Dindo	Director	February 12, 2010
Heidi J. Eddins Heidi J. Eddins	Director	February 12, 2010
Sidney W. Emery, Jr. Sidney W. Emery, Jr.	Director	February 12, 2010
James S. Haines, Jr James S. Haines, Jr	Director	February 12, 2010
James J. Hoolihan James J. Hoolihan	Director	February 12, 2010
Madeleine W. Ludlow Madeleine W. Ludlow	Director	February 12, 2010
George L. Mayer George L. Mayer	Director	February 12, 2010
Douglas C. Neve Douglas C. Neve	Director	February 12, 2010
Jack I. Rajala Jack I. Rajala	Director	February 12, 2010
Leonard C. Rodman Leonard C. Rodman	Director	February 12, 2010
Bruce W. Stender Bruce W. Stender	Director	February 12, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ALLETE, Inc,

In our opinion, the accompanying consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of ALLETE, Inc. and its subsidiaries (the Company) at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions in 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
February 12, 2010

Consolidated Financial Statements

ALLETE Consolidated Balance Sheet

As of December 31	2009	2008
Millions		
Assets		
Current Assets		
Cash and Cash Equivalents	$25.7	$102.0
Accounts Receivable (Less Allowance of $0.9 and $0.7)	118.5	76.3
Inventories	57.0	49.7
Prepayments and Other	24.3	24.3
Total Current Assets	225.5	252.3
Property, Plant and Equipment – Net	1,622.7	1,387.3
Regulatory Assets	293.2	249.3
Investment in ATC	88.4	76.9
Other Investments	130.5	136.9
Other Assets	32.8	32.1
Total Assets	$2,393.1	$2,134.8
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable	$62.1	$75.7
Accrued Taxes	20.6	12.9
Accrued Interest	11.1	8.9
Long-Term Debt Due Within One Year	5.2	10.4
Notes Payable	1.9	6.0
Other	32.2	36.8
Total Current Liabilities	133.1	150.7
Long-Term Debt	695.8	588.3
Deferred Income Taxes	253.1	169.6
Regulatory Liabilities	47.1	50.0
Other Liabilities	325.0	339.3
Total Liabilities	1,454.1	1,297.9
Commitments and Contingencies (Note 11)		
Equity		
ALLETE's Equity		
Common Stock Without Par Value, 80.0 Shares Authorized, 35.2 and 32.6 Shares Outstanding	613.4	534.1
Unearned ESOP Shares	(45.3)	(54.9)
Accumulated Other Comprehensive Loss	(24.0)	(33.0)
Retained Earnings	385.4	380.9
Total ALLETE Equity	929.5	827.1
Non-Controlling Interest in Subsidiaries	9.5	9.8
Total Equity	939.0	836.9
Total Liabilities and Equity	$2,393.1	$2,134.8

The accompanying notes are an integral part of these statements.

ALLETE Consolidated Statement of Income

Year Ended December 31	2009	2008	2007
Millions Except Per Share Amounts			
Operating Revenue			
Operating Revenue	$766.7	$801.0	$841.7
Prior Year Rate Refunds	(7.6)	–	–
Total Operating Revenue	759.1	801.0	841.7
Operating Expenses			
Fuel and Purchased Power	279.5	305.6	347.6
Operating and Maintenance	308.9	318.1	313.9
Depreciation	64.7	55.5	48.5
Total Operating Expenses	653.1	679.2	710.0
Operating Income	106.0	121.8	131.7
Other Income (Expense)			
Interest Expense	(33.8)	(26.3)	(22.6)
Equity Earnings in ATC	17.5	15.3	12.6
Other	1.8	15.6	15.5
Total Other Income (Expense)	(14.5)	4.6	5.5
Income Before Non-Controlling Interest and Income Taxes	91.5	126.4	137.2
Income Tax Expense	30.8	43.4	47.7
Net Income	60.7	83.0	89.5
Less: Non-Controlling Interest in Subsidiaries	(0.3)	0.5	1.9
Net Income Attributable to ALLETE	$61.0	$82.5	$87.6
Average Shares of Common Stock			
Basic	32.2	29.2	28.3
Diluted	32.2	29.3	28.4
Basic Earnings Per Share of Common Stock	$1.89	$2.82	$3.09
Diluted Earnings Per Share of Common Stock	$1.89	$2.82	$3.08
Dividends Per Share of Common Stock	$1.76	$1.72	$1.64

The accompanying notes are an integral part of these statements.

ALLETE Consolidated Statement of Cash Flows

Year Ended December 31 Millions	2009	2008	2007
Operating Activities			
Net Income	$60.7	$83.0	$89.5
Allowance for Funds Used During Construction	(5.8)	(3.3)	(3.8)
Loss (Income) from Equity Investments, Net of Dividends	0.1	(3.1)	(2.7)
Gain on Sale of Assets	(0.2)	(4.8)	(2.2)
Gain on Sale of Available-for-sale Securities	–	(6.4)	–
Loss on Impairment of Assets	3.1	–	0.3
Depreciation Expense	64.7	55.5	48.5
Amortization of Debt Issuance Costs	0.9	0.8	1.0
Deferred Income Tax Expense	75.2	38.8	14.0
Stock Compensation Expense	2.1	1.8	2.0
Bad Debt Expense	1.3	0.7	1.0
Changes in Operating Assets and Liabilities			
Accounts Receivable	(43.5)	2.4	(6.6)
Inventories	(7.3)	(0.2)	(6.1)
Prepayments and Other	–	11.2	(11.7)
Accounts Payable	10.5	(14.1)	9.4
Other Current Liabilities	5.3	5.9	(10.0)
Regulatory and Other Assets	(18.3)	(1.8)	0.9
Regulatory and Other Liabilities	(11.4)	(12.8)	0.7
Cash from Operating Activities	137.4	153.6	124.2
Investing Activities			
Proceeds from Sale of Available-for-sale Securities	8.9	62.3	449.7
Payments for Purchase of Available-for-sale Securities	(2.2)	(44.8)	(368.3)
Investment in ATC	(7.8)	(7.4)	(8.7)
Changes to Other Investments	(0.7)	(9.2)	(12.4)
Additions to Property, Plant and Equipment	(318.5)	(301.1)	(210.2)
Proceeds from Sale of Assets	0.3	20.4	1.5
Other	–	3.7	(5.7)
Cash for Investing Activities	(320.0)	(276.1)	(154.1)
Financing Activities			
Proceeds from Issuance of Common Stock	65.2	71.1	20.6
Proceeds from Issuance of Long-Term Debt	111.4	198.7	123.9
Changes in Notes Payable	(4.1)	6.0	–
Reductions of Long-Term Debt	(9.1)	(22.7)	(90.7)
Debt Issuance Costs	(0.6)	(1.5)	(1.1)
Dividends on Common Stock	(56.5)	(50.4)	(44.3)
Cash from Financing Activities	106.3	201.2	8.4
Change in Cash and Cash Equivalents	(76.3)	78.7	(21.5)
Cash and Cash Equivalents at Beginning of Period	102.0	23.3	44.8
Cash and Cash Equivalents at End of Period	$25.7	$102.0	$23.3

The accompanying notes are an integral part of these statements.

ALLETE Consolidated Statement of Shareholders' Equity

Millions	Total Shareholders' Equity	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned ESOP Shares	Common Stock
Balance as of December 31, 2006	$665.8	$307.8	$(8.8)	$(71.9)	$438.7
Comprehensive Income					
Net Income	89.5	89.5			
Other Comprehensive Income – Net of Tax					
Unrealized Gains on Securities – Net	1.1		1.1		
Defined Benefit Pension and Other Postretirement Plans	3.2		3.2		
Total Comprehensive Income	93.8				
Non-Controlling Interest in Subsidiaries	(1.9)	(1.9)			
Comprehensive Income Attributable to ALLETE	91.9				
Adjustment to apply accounting standards for Income Taxes	(0.7)	(0.7)			
Common Stock Issued – Net	22.5				22.5
Dividends Declared	(44.3)	(44.3)			
ESOP Shares Earned	7.4			7.4	
Balance as of December 31, 2007	742.6	350.4	(4.5)	(64.5)	461.2
Comprehensive Income					
Net Income	83.0	83.0			
Other Comprehensive Income – Net of Tax					
Unrealized Loss on Securities – Net	(6.0)		(6.0)		
Reclassification Adjustment for Gains Included in Income	(3.7)		(3.7)		
Defined Benefit Pension and Other Postretirement Plans	(18.8)		(18.8)		
Total Comprehensive Income	54.5				
Non-Controlling Interest in Subsidiaries	(0.5)	(0.5)			
Comprehensive Income Attributable to ALLETE	54.0				
Adjustment to apply change in Pension and Postretirement measurement date	(1.6)	(1.6)			
Common Stock Issued – Net	72.9				72.9
Dividends Declared	(50.4)	(50.4)			
ESOP Shares Earned	9.6			9.6	
Balance as of December 31, 2008	827.1	380.9	(33.0)	(54.9)	534.1
Comprehensive Income					
Net Income	60.7	60.7			
Other Comprehensive Income – Net of Tax					
Unrealized Gain on Securities – Net	2.8		2.8		
Defined Benefit Pension and Other Postretirement Plans	6.2		6.2		
Total Comprehensive Income	69.7				
Non-Controlling Interest in Subsidiaries	0.3	0.3			
Comprehensive Income Attributable to ALLETE	70.0				
Common Stock Issued – Net	79.3				79.3
Dividends Declared	(56.5)	(56.5)			
ESOP Shares Earned	9.6			9.6	
Balance as of December 31, 2009	$929.5	$385.4	$(24.0)	$(45.3)	$613.4

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

Note 1. Operations and Significant Accounting Policies

Financial Statement Preparation. References in this report to "we," "us" and "our" are to ALLETE and its subsidiaries, collectively. We prepare our financial statements in conformity with accounting principles generally accepted in the United States of America. These principles require management to make informed judgments, best estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Actual results could differ from those estimates.

Subsequent Events. The Company performed an evaluation of subsequent events for potential recognition and disclosure through the time of issuing the financial statements on February 12, 2010.

Principles of Consolidation. Our consolidated financial statements include the accounts of ALLETE and all of our majority-owned subsidiary companies. All material intercompany balances and transactions have been eliminated in consolidation.

Business Segments. Our Regulated Operations and Investments and Other segments were determined in accordance with the guidance on segment reporting. Segmentation is based on the manner in which we operate, assess, and allocate resources to the business. We measure performance of our operations through budgeting and monitoring of contributions to consolidated net income by each business segment.

Regulated Operations includes retail and wholesale rate-regulated electric, natural gas, and water services in northeastern Minnesota and northwestern Wisconsin along with our Investment in ATC. Minnesota Power provides regulated utility electric service to 144,000 retail customers in northeastern Minnesota. SWL&P, a wholly-owned subsidiary, provides regulated utility electric, natural gas and water service in northwestern Wisconsin to 15,000 electric customers, 12,000 natural gas customers and 10,000 water customers. Regulated utility rates are under the jurisdiction of Minnesota, Wisconsin and federal regulatory authorities. Billings are rendered on a cycle basis. Revenue is accrued for service provided but not billed. Regulated utility electric rates include adjustment clauses that: (1) bill or credit customers for fuel and purchased energy costs above or below the base levels in rate schedules; (2) bill retail customers for the recovery of conservation improvement program expenditures not collected in base rates; and (3) bill customers for the recovery of certain environmental and renewable energy expenditures. Fuel and purchased power expense is deferred to match the period in which the revenue for fuel and purchased power expense is collected from customers pursuant to the fuel adjustment clause. Our Investment in ATC includes our approximate 8 percent equity ownership interest in ATC, a Wisconsin-based utility that owns and maintains electric transmission assets in parts of Wisconsin, Michigan, Minnesota and Illinois. ATC provides transmission service under rates regulated by the FERC that are set in accordance with the FERC's policy of establishing the independent operation and ownership of, and investment in, transmission facilities. (See Note 6. Investment in ATC.)

Investments and Other is comprised primarily of BNI Coal, our coal mining operations in North Dakota, and ALLETE Properties, our Florida real estate investment. This segment also includes a small amount of non-rate base generation, approximately 7,000 acres of land available-for-sale in Minnesota, and earnings on cash and investments.

BNI Coal, a wholly-owned subsidiary, mines and sells lignite coal to two North Dakota mine-mouth generating units, one of which is Square Butte. In 2009, Square Butte supplied approximately 50 percent (227.5 MWs) of its output to Minnesota Power under a long-term contract. (See Note 11. Commitments, Guarantees and Contingencies.) Coal sales are recognized when delivered at the cost of production plus a specified profit per ton of coal delivered.

ALLETE Properties represents our Florida real estate investment. Our current strategy for the assets is to complete and maintain key entitlements and infrastructure improvements without requiring significant additional investment, and sell the portfolio over time or in bulk transactions.

Full profit recognition is recorded on sales upon closing, provided that cash collections are at least 20 percent of the contract price and the other requirements under the guidance for sales of real estate, are met. In certain cases, where there are obligations to perform significant development activities after the date of sale, we recognize profit on a percentage-of-completion basis. Pursuant to this method of accounting, gross profit is recognized based upon the relationship of development costs incurred as of that date to the total estimated development costs of the parcels, including related amenities or common costs of the entire project. Revenue and cost of real estate sold in excess of the amount recognized based on the percentage-of-completion method is deferred and recognized as revenue and cost of real estate sold during the period in which the related development costs are incurred. Deferred revenue and cost of real estate sold are recorded net as Deferred Profit on Sales of Real Estate on our consolidated balance sheet. On December 31, 2009 and 2008, we had no deferred profit recorded on our consolidated balance sheet. Certain contracts with customers allow us to receive participation revenue from land sales to third parties if various formula-based criteria are achieved.

Note 1. Operations and Significant Accounting Policies (Continued)

In certain cases, we pay fees or construct improvements to mitigate offsite traffic impacts. In return, we receive traffic impact fee credits as a result of some of these expenditures. We recognize revenue from the sale of traffic impact fee credits when payment is received.

Land held-for-sale is recorded at the lower of cost or fair value determined by the evaluation of individual land parcels and is included in Other Investments on our consolidated balance sheet. Real estate costs include the cost of land acquired, subsequent development costs and costs of improvements, capitalized development period interest, real estate taxes and payroll costs of certain employees devoted directly to the development effort. These real estate costs incurred are capitalized to the cost of real estate parcels based upon the relative sales value of parcels within each development project in accordance with the accounting guidance for Real Estate. The cost of real estate includes the actual costs incurred and the estimate of future completion costs allocated to the real estate sold based upon the relative sales value method. Whenever events or circumstances indicate that the carrying value of the real estate may not be recoverable, impairments would be recorded and the related assets would be adjusted to their estimated fair value, less costs to sell. (See Note 7. Investments.)

Property, Plant and Equipment. Property, plant and equipment are recorded at original cost and are reported on the balance sheet net of accumulated depreciation. Expenditures for additions and significant replacements and improvements are capitalized; maintenance and repair costs are expensed as incurred. Expenditures for major plant overhauls are also accounted for using this same policy. Gains or losses on non-rate base property, plant and equipment are recognized when they are retired or otherwise disposed. When regulated utility property, plant and equipment are retired or otherwise disposed, no gain or loss is recognized, pursuant to guidance on accounting for Regulated Operations. Our Regulated Operations capitalize AFUDC, which includes both an interest and equity component. (See Note 3. Property, Plant and Equipment.)

Long-Lived Asset Impairments. We account for our long-lived assets at depreciated historical cost. A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. We conduct this assessment using the accounting guidance for impairment or disposal of long-lived assets. Judgments and uncertainties affecting the application of accounting for asset impairment include economic conditions affecting market valuations, changes in our business strategy, and changes in our forecast of future operating cash flows and earnings. We would recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted future cash flows. Management judgment is involved in both deciding if testing for recoverability is necessary and in estimating undiscounted future cash flows.

Accounts Receivable. Accounts receivable are reported on the balance sheet net of an allowance for doubtful accounts. The allowance is based on our evaluation of the receivable portfolio under current conditions, overall portfolio quality, review of specific problems and such other factors that, in our judgment, deserve recognition in estimating losses.

Accounts Receivable **As of December 31**	**2009**	**2008**
Millions		
Trade Accounts Receivable		
Billed	$56.5	$61.1
Unbilled	15.1	15.9
Less: Allowance for Doubtful Accounts	0.9	0.7
Total Trade Accounts Receivable	70.7	76.3
Income Taxes Receivable	47.8	–
Total Accounts Receivable – Net	$118.5	$76.3

Concentration of Credit Risk. Financial instruments that subject us to concentrations of credit risk consist primarily of accounts receivable. Minnesota Power sells electricity to 12 large industrial customers. Receivables from these customers totaled approximately $10 million at December 31, 2009 ($11 million at December 2008). Minnesota Power does not obtain collateral to support utility receivables, but monitors the credit standing of major customers. In addition, our taconite-producing Large Power Customers are on a weekly billing cycle, which allows us to closely manage collection of amounts due.

Inventories. Inventories are stated at the lower of cost or market. Amounts removed from inventory are recorded on an average cost basis.

Inventories **As of December 31**	**2009**	**2008**
Millions		
Fuel	$23.0	$16.6
Materials and Supplies	34.0	33.1
Total Inventories	$57.0	$49.7

Note 1. Operations and Significant Accounting Policies (Continued)

Unamortized Discount and Premium on Debt. Discount and premium on debt are deferred and amortized over the terms of the related debt instruments using the effective interest method.

Cash and Cash Equivalents. We consider all investments purchased with original maturities of three months or less to be cash equivalents.

Supplemental Statement of Cash Flow Information

Consolidated Statement of Cash Flows Supplemental Disclosure Year Ended December 31	2009	2008	2007
Millions			
Cash Paid During the Period for			
Interest – Net of Amounts Capitalized	$29.8	$25.2	$26.3
Income Taxes	$1.1	$6.5	$34.2
Noncash Investing and Financing Activities			
Changes in Accounts Payable for Capital Additions to Property, Plant and Equipment	$24.1	$17.1	$9.8
AFUDC – Equity	$5.8	$3.3	$3.8
ALLETE Common Stock contributed to the Pension Plan	$(12.0)	–	–

Available-for-Sale Securities. Available-for-sale securities are recorded at fair value with unrealized gains and losses included in accumulated other comprehensive income (loss), net of tax. Unrealized losses that are other than temporary are recognized in earnings. Our auction rate securities (ARS), classified as available-for-sale securities, are recorded at cost because their cost approximates fair market value. We use the specific identification method as the basis for determining the cost of securities sold. Our policy is to review available-for-sale securities for other than temporary impairment on a quarterly basis by assessing such factors as the share price trends and the impact of overall market conditions. (See Note 7. Investments.)

Accounting for Stock-Based Compensation. We apply the fair value recognition guidance for share-based payments. Under this method, we recognize stock-based compensation expense for all share-based payments granted, net of an estimated forfeiture rate and only for those shares expected to vest over the required service period of the award. (See Note 17. Employee Stock and Incentive Plans.)

Prepayments and Other Current Assets As of December 31	2009	2008
Millions		
Deferred Fuel Adjustment Clause	$15.5	$13.1
Other	8.8	11.2
Total Prepayments and Other Current Assets	$24.3	$24.3

Other Liabilities As of December 31	2009	2008
Millions		
Future Benefit Obligation Under Defined Benefit Pension and Other Postretirement Plans	$231.2	$251.8
Asset Retirement Obligation (See Note 3. Property, Plant and Equipment)	44.6	39.5
Other	49.2	48.0
Total Other Liabilities	$325.0	$339.3

Environmental Liabilities. We review environmental matters for disclosure on a quarterly basis. Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available. Accruals for environmental liabilities are included in the balance sheet at undiscounted amounts and exclude claims for recoveries from insurance or other third parties. Costs related to environmental contamination treatment and cleanup are charged to operating expense unless recoverable in rates from customers. (See Note 11. Commitments, Guarantees and Contingencies.)

Note 1. Operations and Significant Accounting Policies (Continued)

Derivatives. We review all material power purchase and sales contracts for derivative treatment to determine if they qualify for the normal purchase normal sale exception under the guidance for derivatives and hedging. (See Note 8. Derivatives.)

Income Taxes. We file a consolidated federal income tax return. We account for income taxes using the liability method as prescribed by the guidance in accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are established for all temporary differences in the book and tax basis of assets and liabilities, based upon enacted tax laws and rates applicable to the periods in which the taxes become payable. Due to the effects of regulation on Minnesota Power, certain adjustments made to deferred income taxes are, in turn, recorded as regulatory assets or liabilities. Investment tax credits have been recorded as deferred credits and are being amortized to income tax expense over the service lives of the related property. Effective January 1, 2007, we adopted the guidance for uncertainty in income taxes. Under this guidance we are required to recognize in our financial statements the largest tax benefit of a tax position that is "more-likely-than-not" to be sustained, on audit, based solely on the technical merits of the position as of the reporting date. The term "more-likely-than-not" means more than 50 percent. (See Note 14. Income Tax Expense.)

Excise Taxes. We collect excise taxes from our customers levied by government entities. These taxes are stated separately on the billing to the customer and recorded as a liability to be remitted to the government entity. We account for the collection and payment of these taxes on the net basis.

New Accounting Standards.

Codification. In June 2009, the FASB approved the FASB Accounting Standards Codification (Codification) as the single source of authoritative nongovernmental GAAP. The Codification is an online research system that reorganizes the thousands of GAAP pronouncements into a topical structure. The Codification was launched on July 1, 2009, at which time all existing accounting standards documents were superseded and all existing accounting literature not included in the Codification was considered non-authoritative, except for guidance issued by the SEC, which remains a source of authoritative GAAP. The Codification was effective September 30, 2009.

Subsequent Events. In May 2009, the FASB issued guidance on accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Entities are required to disclose the date through which subsequent events have been evaluated and the basis for that date. The guidance on subsequent events was adopted on June 30, 2009, and did not have a material impact on our consolidated financial position, results of operations, or cash flows.

Non-controlling Interests. In December 2007, the FASB issued amended guidance to improve the relevance, comparability, and transparency of the financial information a reporting entity provides in its consolidated financial statements with regards to non-controlling interests. Non-controlling interest in a subsidiary is defined as an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The amended guidance changes the presentation of the consolidated income statement by requiring consolidated net income to include amounts attributable to the parent and the non-controlling interest. A single method of accounting was established for changes in a parent's ownership interest in a subsidiary which do not result in deconsolidation. Expanded disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners of a subsidiary are also required. The guidance for non-controlling interests was adopted on January 1, 2009. ALLETE Properties does have certain non-controlling interests in consolidated subsidiaries. The presentation of our consolidated financial statements was impacted, but the adoption of the guidance for non-controlling interests did not have a material impact on our consolidated financial position, results of operations or cash flows.

Derivatives and Hedging. In March 2008, the FASB issued guidance that amends and expands the disclosure requirements for derivatives and hedging. The guidance requires enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. Qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements are also required. The guidance on derivatives and hedging was adopted on January 1, 2009. As the amended guidance provides only disclosure requirements, the adoption of this standard did not have an impact on our consolidated financial position, results of operations or cash flows. (See Note 8. Derivatives.)

Financial Instruments. In April 2009, the FASB issued amended guidance to require disclosure about fair value of financial instruments for interim reporting periods of publicly traded companies in addition to annual financial statements. This amended guidance was adopted on June 30, 2009. As the amended guidance provided only disclosure requirements, the adoption of this standard did not have a material impact on our consolidated financial position, results of operations or cash flows. (See Note 9. Fair Value.)

Note 1. Operations and Significant Accounting Policies (Continued)

Fair Value. In April 2009, the FASB issued additional guidance for applying the provisions of fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants under current market conditions. This guidance requires an evaluation of whether there has been a significant decrease in the volume and level of activity for the asset or liability in relation to normal market activity for the asset or liability. If there has, transactions or quoted prices may not be indicative of fair value and a significant adjustment may need to be made to those prices to estimate fair value. Additionally, an entity must consider whether the observed transaction was orderly (that is, not distressed or forced). If the transaction was orderly, the obtained price can be considered a relevant observable input for determining fair value. If the transaction is not orderly, other valuation techniques must be used when estimating fair value. This additional guidance on fair value was adopted on June 30, 2009, and did not have a material impact on our consolidated financial position, results of operations or cash flows.

In August 2009, the FASB issued an amendment to the guidance for fair value measurement and disclosure of liabilities. This amendment provides clarification for measuring the fair value of liabilities in circumstances in which a quoted price in an active market for the identical liability is not available. The adoption of this standard on September 30, 2009, did not have an impact on our consolidated financial position, results of operations or cash flows.

In September 2009, the FASB issued an amendment to the fair value measurement and disclosure of investments in certain entities that calculate net asset value per share. This amendment requires disclosures, by major category of investment, about the attributes of investments, such as the nature of any restrictions on the investor's ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investees. The amended guidance was adopted on December 31, 2009. As the amended guidance provides only disclosure requirements, the adoption of this standard did not have an impact on our consolidated financial position, results of operations or cash flows.

In January 2010, FASB issued an amendment to the fair value measurement and disclosure standard improving disclosures about fair value measurements. This amendment requires disclosure about recurring or nonrecurring fair value measurements, such as transfers in and out of Levels 1 and 2 and activity in Level 3 fair value measurements. Separate disclosures on amounts of significant transfers in and out and reasons for the transfers for Level 1 and Level 2 fair value measurements are required. In Level 3 reconciliations, the activity, such as information about purchases, sales, issuances and settlements, must be presented separately. The guidance for the Level 1 and Level 2 disclosures and clarifications is effective on January 1, 2010. The guidance for the activity in Level 3 disclosures is effective January 1, 2011. As the amended guidance provides only disclosure requirements, the adoption of the amendments will not have an impact on our consolidated financial position, results of operations or cash flows.

Other-Than-Temporary Impairments. In April 2009, the FASB issued amended guidance on other-than-temporary impairments. If it is more likely than not that an impaired security will be sold before the recovery of its cost basis, either due to the investor's intent to sell or because it will be required to sell the security, the entire impairment is recognized in earnings. Otherwise, only the portion of the impaired debt security related to estimated credit losses is recognized in earnings, while the remainder of the impairment is recorded in other comprehensive income and recognized over the remaining life of the debt security. In addition, the guidance expands the presentation and disclosure requirements for other-than-temporary impairments for both debt and equity securities. The amended guidance for other-than-temporary impairments was adopted on June 30, 2009, and did not have an impact on our consolidated financial position, results of operations or cash flows.

Pensions and Other Postretirement Benefits. In December 2008, the FASB issued guidance that amends employers' disclosures about pensions and other postretirement benefits. These changes provide guidance on disclosures about plan assets, investment strategies, major categories of plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. These disclosure requirements will be effective for fiscal years ending after December 15, 2009. Upon initial adoption, the requirements within this guidance are not required for earlier periods that are presented for comparative purposes. This amended guidance was adopted on December 31, 2009. As the amended guidance provides only disclosure requirements, the adoption of this standard did not have an impact on our consolidated financial position, results of operations or cash flows. (See Note 16. Pension and Other Postretirement Benefit Plans.)

Transfers of Financial Assets. In June 2009, the FASB issued amended guidance for the transfers of financial assets. The guidance was issued with the objective of improving the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. Key provisions of the amended guidance include (1) the removal of the concept of qualifying special purpose entities, (2) the introduction of the concept of a participating interest, in circumstances in which a portion of a financial asset has been transferred, and (3) the requirement that to qualify for sale accounting, the transferor must evaluate whether it maintains effective control over transferred financial assets either directly or indirectly. The amended guidance also requires enhanced disclosures about transfers of financial assets and a transferor's continuing involvement. The amended guidance is effective January 1, 2010, and is required to be applied prospectively. We are currently assessing the impact of the adoption on our consolidated financial position, results of operations and cash flows, but we do not believe it will have a material impact on the Company.

Note 1. Operations and Significant Accounting Policies (Continued)

Variable Interest Entities. In June 2009, the FASB issued guidance amending the manner in which entities evaluate whether consolidation is required for variable interest entities (VIEs). A company must first perform a qualitative analysis in determining whether it must consolidate a VIE, and if the qualitative analysis is not determinative, must perform a quantitative analysis. The guidance requires continuous evaluation of VIEs for consolidation, rather than upon the occurrence of triggering events. Additional enhanced disclosures about how an entity's involvement with a VIE affects its financial statements and exposure to risk will also be required. This guidance is effective January 1, 2010. We are currently assessing the impact of this amended guidance on our consolidated financial position, results of operations and cash flows, but we do not believe it will have a material impact on the Company.

Note 2. Business Segments

Regulated Operations includes our regulated utilities, Minnesota Power and SWL&P, as well as our investment in ATC, a Wisconsin-based utility that owns and maintains electric transmission assets in parts of Wisconsin, Michigan, Minnesota, and Illinois. Investments and Other is comprised primarily of BNI Coal, our coal mining operations in North Dakota, and ALLETE Properties, our Florida real estate investment. This segment also includes a small amount of non-rate base generation, approximately 7,000 acres of land available-for-sale in Minnesota, and earnings on cash and investments. For a description of our reportable business segments, see Item 1. Business.

	Consolidated	Regulated Operations	Investments and Other
Millions			
2009			
Operating Revenue	$766.7	$689.4	$77.3
Prior Year Rate Refunds	(7.6)	(7.6)	–
Total Operating Revenue	759.1	681.8	77.3
Fuel and Purchased Power	279.5	279.5	–
Operating and Maintenance	308.9	235.8	73.1
Depreciation Expense	64.7	60.2	4.5
Operating Income (Loss)	106.0	106.3	(0.3)
Interest Expense	(33.8)	(28.3)	(5.5)
Equity Earnings in ATC	17.5	17.5	–
Other Income (Expense)	1.8	5.8	(4.0)
Income (Loss) Before Non-Controlling Interest and Income Taxes	91.5	101.3	(9.8)
Income Tax Expense (Benefit)	30.8	35.4	(4.6)
Net Income (Loss)	60.7	65.9	(5.2)
Less: Non-Controlling Interest in Subsidiaries	(0.3)	–	(0.3)
Net Income (Loss) Attributable to ALLETE	$61.0	$65.9	$(4.9)
Total Assets	$2,393.1	$2,184.0	$209.1
Capital Additions	$303.7	$299.2	$4.5

Note 2. Business Segments (Continued)

Millions	Consolidated	Regulated Operations	Investments and Other
2008			
Operating Revenue	$801.0	$712.2	$88.8
Fuel and Purchased Power	305.6	305.6	–
Operating and Maintenance	318.1	239.3	78.8
Depreciation Expense	55.5	50.7	4.8
Operating Income	121.8	116.6	5.2
Interest Expense	(26.3)	(24.0)	(2.3)
Equity Earnings in ATC	15.3	15.3	–
Other Income	15.6	3.6	12.0
Income Before Non-Controlling Interest and Income Taxes	126.4	111.5	14.9
Income Tax Expense (Benefit)	43.4	43.6	(0.2)
Net Income	83.0	67.9	15.1
Less: Non-Controlling Interest in Subsidiaries	0.5	–	0.5
Net Income Attributable to ALLETE	$82.5	$67.9	$14.6
Total Assets	$2,134.8	$1,832.1	$302.7
Capital Additions	$322.9	$317.0	$5.9

Millions	Consolidated	Regulated Operations	Investments and Other
2007			
Operating Revenue	$841.7	$723.8	$117.9
Fuel and Purchased Power	347.6	347.6	–
Operating and Maintenance	313.9	229.3	84.6
Depreciation Expense	48.5	43.8	4.7
Operating Income	131.7	103.1	28.6
Interest Expense	(22.6)	(21.0)	(1.6)
Equity Earnings in ATC	12.6	12.6	–
Other Income	15.5	4.1	11.4
Income Before Non-Controlling Interest and Income Taxes	137.2	98.8	38.4
Income Tax Expense	47.7	36.4	11.3
Net Income	89.5	62.4	27.1
Less: Non-Controlling Interest in Subsidiaries	1.9	–	1.9
Net Income Attributable to ALLETE	$87.6	$62.4	$25.2
Total Assets	$1,644.2	$1,396.6	$247.6
Capital Additions	$223.9	$220.6	$3.3

Note 3. Property, Plant and Equipment

Property, Plant and Equipment As of December 31	2009	2008
Millions		
Regulated Utility	$2,415.7	$1,837.2
Construction Work in Progress	89.6	303.0
Accumulated Depreciation	(928.8)	(806.8)
Regulated Utility Plant – Net	1,576.5	1,333.4
Non-Rate Base Energy Operations	87.0	94.0
Construction Work in Progress	3.6	3.9
Accumulated Depreciation	(45.5)	(47.2)
Non-Rate Base Energy Operations Plant – Net	45.1	50.7
Other Plant – Net	1.1	3.2
Property, Plant and Equipment – Net	$1,622.7	$1,387.3

Note 3. Property, Plant and Equipment (Continued)

Depreciation is computed using the straight-line method over the estimated useful lives of the various classes of assets. The MPUC and the PSCW have approved depreciation rates for our Regulated Utility plant.

Estimated Useful Lives of Property, Plant and Equipment				
Regulated Utility –	Generation	2 to 34 years	Non-Rate Base Operations	3 to 61 years
	Transmission	42 to 61 years	Other Plant	5 to 25 years
	Distribution	14 to 65 years		

Asset Retirement Obligations. We recognize, at fair value, obligations associated with the retirement of certain tangible, long-lived assets that result from the acquisition, construction or development and/or normal operation of the asset. Asset retirement obligations (ARO) relate primarily to the decommissioning of our utility steam generating facilities and land reclamation at BNI Coal, and are included in Other Liabilities on our consolidated balance sheet. Removal costs associated with certain distribution and transmission assets have not been recognized, as these facilities have indeterminate useful lives. The associated retirement costs are capitalized as part of the related long-lived asset and depreciated over the useful life of the asset. Conditional asset retirement obligations have been identified for treated wood poles and remaining polychlorinated biphenyl and asbestos-containing assets; however, removal costs have not been recognized because they are considered immaterial to our consolidated financial statements.

Long-standing ratemaking practices approved by applicable state and federal regulatory commissions have allowed provisions for future plant removal costs in depreciation rates. These plant removal cost recoveries were included in accumulated depreciation. With the adoption of ARO guidance, accumulated plant removal costs were reclassified either as AROs or as a regulatory liability for non-ARO obligations. To the extent annual accruals for plant removal costs differ from accruals under approved depreciation rates, a regulatory asset has been established in accordance with the guidance for AROs. (See Note 5. Regulatory Matters.)

Asset Retirement Obligation	
Millions	
Obligation as of December 31, 2007	$36.5
Accretion Expense	2.0
Additional Liabilities Incurred in 2008	1.0
Obligation as of December 31, 2008	39.5
Accretion Expense	2.3
Additional Liabilities Incurred in 2009	2.8
Obligation as of December 31, 2009	$44.6

Note 4. Jointly-Owned Electric Facility

We own 80 percent of the 536-MW Boswell Energy Center Unit 4 (Boswell Unit 4). While we operate the plant, certain decisions about the operations of Boswell Unit 4 are subject to the oversight of a committee on which we and Wisconsin Public Power, Inc., the owner of the remaining 20 percent of Boswell Unit 4, have equal representation and voting rights. Each of us must provide our own financing and is obligated to pay our ownership share of operating costs. Our share of direct operating expenses of Boswell Unit 4 is included in operating expense on our consolidated statement of income. Our 80 percent share of the cost of Boswell Unit 4, which is included in property, plant and equipment at December 31, 2009, was $331 million ($328 million at December 31, 2008). The corresponding accumulated depreciation balance was $178 million at December 31, 2009 ($173 million at December 31, 2008).

Note 5. Regulatory Matters

Electric Rates. Entities within our Regulated Operations segment file for periodic rate revisions with the MPUC, the FERC or the PSCW.

2008 Rate Case. In May 2008, Minnesota Power filed a retail rate increase request with the MPUC seeking additional revenues of approximately $40 million annually; the request also sought an 11.15 percent return on equity, and a capital structure consisting of 54.8 percent equity and 45.2 percent debt. As a result of a May 2009 Order and an August 2009 Reconsideration Order, the MPUC granted Minnesota Power a revenue increase of approximately $20 million, including a return on equity of 10.74 percent and a capital structure consisting of 54.79 percent equity and 45.21 percent debt. Rates went into effect on November 1, 2009.

Interim rates, subject to refund, were in effect from August 1, 2008 through October 31, 2009. During 2009, Minnesota Power recorded a $21.7 million liability for refunds of interim rates, including interest, required to be made as a result of the May 2009 Order and the August 2009 Reconsideration Order. In 2009, $21.4 million was refunded, with a remaining $0.3 million balance to be refunded in early 2010; $7.6 million of the refunds required to be made were related to interim rates charged in 2008.

With the May 2009 Order, the MPUC also approved the stipulation and settlement agreement that affirmed the Company's continued recovery of fuel and purchased power costs under the former base cost of fuel that was in effect prior to the retail rate filing. The transition to the former base cost of fuel began with the implementation of final rates on November 1, 2009. Any revenue impact associated with this transition will be identified in a future filing related to the Company's fuel clause operation.

2010 Rate Case. Minnesota Power previously stated its intention to file for additional revenues to recover the costs of significant investments to ensure current and future system reliability, enhance environmental performance and bring new renewable energy to northeastern Minnesota. As a result, Minnesota Power filed a retail rate increase request with the MPUC on November 2, 2009, seeking a return on equity of 11.50 percent, a capital structure consisting of 54.29 percent equity and 45.71 percent debt, and on an annualized basis, an $81.0 million net increase in electric retail revenue.

Minnesota law allows the collection of interim rates while the MPUC processes the rate filing. On December 30, 2009, the MPUC issued an Order (the Order) authorizing $48.5 million of Minnesota Power's November 2, 2009, interim rate increase request of $73.0 million. The MPUC cited exigent circumstances in reducing Minnesota Power's interim rate request. Because the scope and depth of this reduction in interim rates was unprecedented, and because Minnesota law does not allow Minnesota Power to formally challenge the MPUC's action until a final decision in the case is rendered, on January 6, 2010, Minnesota Power sent a letter to the MPUC expressing its concerns about the Order and requested that the MPUC reconsider its decision on its own motion. Minnesota Power described its belief that the MPUC's decision violates the law by prejudging the merits of the rate request prior to an evidentiary hearing and results in the confiscation of utility property. Further, the Company is concerned that the decision will have negative consequences on the environmental policy directions of the State of Minnesota by denying recovery for statutory mandates during the pendency of the rate proceeding. The MPUC has not acted in response to Minnesota Power's letter.

The rate case process requires public hearings and an evidentiary hearing before an administrative law judge, both of which are scheduled for the second quarter of 2010. A final decision on the rate request is expected in the fourth quarter. We cannot predict the final level of rates that may be approved by the MPUC, and we cannot predict whether a legal challenge to the MPUC's interim rate decision will be forthcoming or successful.

FERC-Approved Wholesale Rates. Minnesota Power's non-affiliated municipal customers consist of 16 municipalities in Minnesota and 1 private utility in Wisconsin. SWL&P, a wholly-owned subsidiary of ALLETE, is also a private utility in Wisconsin and a customer of Minnesota Power. In 2008, Minnesota Power entered into new contracts with these customers which transitioned customers to formula-based rates, allowing rates to be adjusted annually based on changes in cost. In February 2009, the FERC approved our municipal contracts which expire December 31, 2013. Under the formula-based rates provision, wholesale rates are set at the beginning of the year based on expected costs and provide for a true-up calculation for actual costs. Wholesale rate increases totaling approximately $6 million and $10 million annually were implemented on February 1, 2009 and January 1, 2010, respectively, with approximately $6 million of additional revenues under the true-up provision accrued in 2009, which will be billed in 2010.

2009 Wisconsin Rate Increase. SWL&P's current retail rates are based on a December 2008 PSCW retail rate order that became effective January 1, 2009, and allows for an 11.1 percent return on equity. The new rates reflected a 3.5 percent average increase in retail utility rates for SWL&P customers (a 13.4 percent increase in water rates, a 4.7 percent increase in electric rates, and a 0.6 percent decrease in natural gas rates). On an annualized basis, the rate increase will generate approximately $3 million in additional revenue.

Deferred Regulatory Assets and Liabilities. Our regulated utility operations are subject to the accounting guidance on Regulated Operations. We capitalize incurred costs, as regulatory assets, which are probable of recovery in future utility rates. Regulatory liabilities represent amounts expected to be credited to customers in rates. No regulatory assets or liabilities are currently earning a return.

Note 5. Regulatory Matters (Continued)

Deferred Regulatory Assets and Liabilities As of December 31	2009	2008
Millions		
Deferred Regulatory Assets		
Future Benefit Obligations Under		
Defined Benefit Pension and Other Postretirement Plans *(a)*	235.8	216.5
Boswell Unit 3 Environmental Rider *(b)*	20.9	3.8
Deferred Fuel *(c)*	20.8	13.1
Income Taxes	15.7	12.2
Asset Retirement Obligation	6.3	5.1
Deferred MISO Costs	2.4	3.9
Premium on Reacquired Debt	2.0	2.2
Other	4.8	5.6
Total Deferred Regulatory Assets	$308.7	$262.4
Deferred Regulatory Liabilities		
Income Taxes	$25.9	$28.7
Plant Removal Obligations	16.9	15.9
Accrued MISO Refund	–	4.7
Other	4.3	0.7
Total Deferred Regulatory Liabilities	$47.1	$50.0

(a) See Note 16. Pension and Other Postretirement Benefit Plans.
(b) MPUC-approved current cost recovery rider. Our 2010 rate case proposes to move this project from a current cost recovery rider to base rates.
(c) As of December 31, 2009, $5 million of this balance relates to deferred fuel costs incurred under the former base cost of fuel calculation. Any revenue impact associated with this transition will be identified in a future filing related to the Company's fuel clause operation.

Current and Non-Current Deferred Regulatory Assets and Liabilities As of December 31	2009	2008
Millions		
Total Current Deferred Regulatory Assets *(a)*	$15.5	$13.1
Total Non-Current Deferred Regulatory Assets	293.2	249.3
Total Deferred Regulatory Assets	308.7	262.4
Total Current Deferred Regulatory Liabilities	–	–
Total Non-Current Deferred Regulatory Liabilities	47.1	50.0
Total Deferred Regulatory Liabilities	$47.1	$50.0

(a) Current deferred regulatory assets are included in prepayments and other on the consolidated balance sheet.

Note 6. Investment in ATC

Investment in ATC. Our wholly-owned subsidiary Rainy River Energy owns approximately 8 percent of ATC, a Wisconsin-based utility that owns and maintains electric transmission assets in parts of Wisconsin, Michigan, Minnesota, and Illinois. ATC provides transmission service under rates regulated by the FERC that are set in accordance with the FERC's policy of establishing the independent operation and ownership of, and investment in, transmission facilities. We account for our investment in ATC under the equity method of accounting. As of December 31, 2009, our equity investment balance in ATC was $88.4 million ($76.9 million at December 31, 2008). On January 29, 2010, we invested an additional $1.2 million in ATC. In total, we expect to invest approximately $2 million throughout 2010.

ALLETE's Interest in ATC Year Ended December 31	2009	2008
Millions		
Equity Investment Beginning Balance	$76.9	$65.7
Cash Investments	7.8	7.4
Equity in ATC Earnings	17.5	15.3
Distributed ATC Earnings	(13.8)	(11.5)
Equity Investment Ending Balance	$88.4	$76.9

Note 6. Investment in ATC (Continued)

ATC Summarized Financial Data Year Ended December 31 Income Statement Data	2009	2008	2007
Millions			
Revenue	$521.5	$466.6	$408.0
Operating Expense	230.3	209.0	198.2
Other Expense	77.8	69.6	55.7
Net Income	$213.4	$188.0	$154.1
ALLETE's Equity in Net Income	**$17.5**	**$15.3**	**$12.6**

Balance Sheet Data			
Millions			
Current Assets	$51.1	$50.8	$48.3
Non-Current Assets	2,767.3	2,480.0	2,189.0
Total Assets	2,818.4	2,530.8	2,237.3
Current Liabilities	285.5	252.0	317.1
Long-Term Debt	1,259.6	1,109.4	899.1
Other Non-Current Liabilities	76.9	120.2	108.5
Members' Equity	1,196.4	1,049.2	912.6
Total Liabilities and Members' Equity	$2,818.4	$2,530.8	$2,237.3

Note 7. Investments

Investments. At December 31, 2009, our long-term investment portfolio included the real estate assets of ALLETE Properties, debt and equity securities consisting primarily of securities held to fund employee benefits, ARS, and land held-for-sale in Minnesota.

Investments As of December 31	2009	2008
Millions		
ALLETE Properties	$93.1	$84.9
Available-for-sale Securities	29.5	32.6
Other	7.9	19.4
Total Investments	$130.5	$136.9

ALLETE Properties As of December 31	2009	2008
Millions		
Land Held-for-Sale Beginning Balance	$71.2	$62.6
Additions during period: Capitalized Improvements	5.6	10.5
Deductions during period: Cost of Real Estate Sold	(1.9)	(1.9)
Land Held-for-Sale Ending Balance	74.9	71.2
Long-Term Finance Receivables	12.9	13.6
Other	5.3	0.1
Total Real Estate Assets	$93.1	$84.9

Land Held-for-Sale. Land held-for-sale is recorded at the lower of cost or fair value determined by the evaluation of individual land parcels. Land values are reviewed for impairment and no impairments were recorded for the year ended December 31, 2009 (none in 2008).

Note 7. Investments (Continued)

Long-Term Finance Receivables. Long-term finance receivables, which are collateralized by property sold, accrue interest at market-based rates and are net of an allowance for doubtful accounts of $0.4 million at December 31, 2009 ($0.1 million at December 31, 2008). The allowance for doubtful accounts includes $0.3 million of impairments that were recorded for other receivables during the year ended December 31, 2009. The majority are receivables having maturities up to four years. Finance receivables totaling $7.8 million at December 31, 2009, were due from an entity which filed for voluntary Chapter 11 bankruptcy protection in June 2009. The estimated fair value of the collateral relating to these receivables was greater than the $7.8 million amount due at December 31, 2009 and no impairment was recorded on these receivables. Due to the lack of recent market activity, we estimated fair value based primarily on recent property tax assessed values. This valuation technique constitutes a Level 3 non-recurring fair value measurement.

Available-for-Sale Investments. We account for our available-for-sale portfolio in accordance with the guidance for certain investments in debt and equity securities. Our available-for-sale securities portfolio consisted of securities established to fund certain employee benefits and auction rate securities.

Available-For-Sale Securities

Million As of December 31	Cost	Gross Unrealized Gain	 (Loss)	Fair Value
2009	$33.1	$0.1	$(3.7)	$29.5
2008	$40.5	–	$(7.9)	$32.6
2007	$45.3	$8.4	$(0.1)	$53.6

Year Ended December 31	Net Proceeds	Gross Realized Gain	 (Loss)	Net Unrealized Gain (Loss) in Other Comprehensive Income
2009	$6.7	–	–	$4.5
2008	$17.5	$6.5	$(0.1)	$(9.7)
2007	$81.4	–	–	$1.4

Auction Rate Securities. Included in Available-for-Sale Securities as of December 31, 2009, is an auction rate municipal bond of $6.7 million ($15.2 million at December 31, 2008) with a stated maturity date of March 1, 2024. The ARS consists of guaranteed student loans insured or reinsured by the federal government. ARS were historically auctioned every 35 days to set new rates and provided a liquidating event in which investors could either buy or sell securities. Beginning in 2008, the auctions have been unable to sustain themselves due to the overall lack of market liquidity and we have been unable to liquidate all of our ARS. As a result, we have classified our ARS as long-term investments and have the ability to hold these securities to maturity, until called by the issuer, or until liquidity returns to this market.

The Company used a discounted cash flow model to determine the estimated fair value of its investment in the ARS as of December 31, 2009. The assumptions used in preparing the discounted cash flow model include the following: the effective interest rate, amount of cash flows, and expected holding periods of the ARS. These inputs reflect the Company's judgments about assumptions that market participants would use in pricing ARS including assumptions about risk.

Of the remaining ARS outstanding as of December 31, 2009, approximately $0.3 million was called at par value effective March 1, 2010. We anticipate the remainder of our ARS will be redeemed in the second quarter of 2010, as we received a Notice of Contemplated Refunding on January 29, 2010. The investment remains classified as long-term until officially called by the bondholders.

Note 8. Derivatives

During 2009 we entered into financial derivative instruments to manage price risk for certain power marketing contracts. Outstanding derivative contracts at December 31, 2009, consist of cash flow hedges for an energy sale that includes pricing based on daily natural gas prices, and Financial Transmission Rights (FTRs) purchased to manage congestion risk for forward power sales contracts. These derivative instruments are recorded on our consolidated balance sheet at fair value. During 2009, we purchased $2.4 million of FTRs and expensed $1.7 million through our consolidated statement of income. As of December 31, 2009, approximately $0.7 million remains in other assets on our consolidated balance sheet. These derivative instruments settle monthly throughout the first five months of 2010.

Note 8. Derivatives (Continued)

Changes in the derivatives' fair value are recognized currently in earnings unless specific hedge accounting criteria is met. Favorable changes in fair value of $0.3 million and $0.1 million were recorded in operating revenue in the first and second quarters of 2009, respectively; and a $0.4 million decrease was recorded in the third quarter of 2009 when the corresponding energy swap contract ended.

The mark-to-market fluctuations on the cash flow hedge were recorded in other comprehensive income on the consolidated balance sheet; a $0.1 million increase in fair value was recorded in the first quarter of 2009, and a decrease of $0.1 million was recorded in the second quarter of 2009. There were no mark-to-market changes in the third or fourth quarters of 2009.

Note 9. Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). We utilize market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. We primarily apply the market approach for recurring fair value measurements and endeavor to utilize the best available information. Accordingly, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs, which are used to measure fair value, are prioritized through the fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reported date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. This category includes primarily mutual fund investments held to fund employee benefits.

Level 2 — Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reported date. The types of assets and liabilities included in Level 2 are typically either comparable to actively traded securities or contracts, such as treasury securities with pricing interpolated from recent trades of similar securities, or priced with models using highly observable inputs, such as commodity options priced using observable forward prices and volatilities. This category includes deferred compensation, fixed income securities, and derivative instruments consisting of cash flow hedges.

Level 3 — Significant inputs that are generally less observable from objective sources. The types of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation, such as the complex and subjective models and forecasts used to determine the fair value. This category includes ARS consisting of guaranteed student loans and derivative instruments consisting of FTRs.

The following tables set forth by level within the fair value hierarchy our assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2009 and December 31, 2008. Each asset and liability is classified based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	At Fair Value as of December 31, 2009			
Recurring Fair Value Measures	**Level 1**	**Level 2**	**Level 3**	**Total**
Millions				
Assets:				
Equity Securities	$17.8	–	–	$17.8
Corporate Debt Securities	–	$6.4	–	6.4
Derivatives	–	–	$0.7	0.7
Debt Securities Issued by States of the United States (ARS)	–	–	6.7	6.7
Money Market Funds	1.4	–	–	1.4
Total Fair Value of Assets	$19.2	$6.4	$7.4	$33.0
Liabilities:				
Deferred Compensation	–	$14.6	–	$14.6
Total Fair Value of Liabilities	–	$14.6	–	$14.6
Total Net Fair Value of Assets (Liabilities)	$19.2	$(8.2)	$7.4	$18.4

Note 9. Fair Value (Continued)

Recurring Fair Value Measures Activity in Level 3	Derivatives	Debt Securities Issued by the States of the United States (ARS)
Millions		
Balance as of December 31, 2008	–	$15.2
Purchases, sales, issuances and settlements, net *(a)*	$0.7	(8.5)
Level 3 transfers in	–	–
Balance as of December 31, 2009	$0.7	$6.7

(a) ARS called during 2009 at par value.

Recurring Fair Value Measures	At Fair Value as of December 31, 2008			
	Level 1	Level 2	Level 3	Total
Millions				
Assets:				
Equity Securities	$13.5	–	–	$13.5
Corporate Debt Securities	–	$3.3	–	3.3
Debt Securities Issued by States of the United States (ARS)	–	–	$15.2	15.2
Money Market Funds	10.6	–	–	10.6
Total Fair Value of Assets	$24.1	$3.3	$15.2	$42.6
Liabilities:				
Deferred Compensation	–	$13.5	–	$13.5
Total Fair Value of Liabilities	–	$13.5	–	$13.5
Total Net Fair Value of Assets (Liabilities)	$24.1	$(10.2)	$15.2	$29.1

Recurring Fair Value Measures Activity in Level 3	Debt Securities Issued by the States of the United States (ARS)
Millions	
Balance as of December 31, 2007	–
Purchases, sales, issuances and settlements, net *(a)*	$(10.0)
Level 3 transfers in	25.2
Balance as of December 31, 2008	$15.2

(a) 2008 includes a $5.2 million transfer of ARS to our Voluntary Employee Benefit Association trust used to fund postretirement health and life benefits.

Fair Value of Financial Instruments. With the exception of the items listed below, the estimated fair value of all financial instruments approximates the carrying amount. The fair value for the items below were based on quoted market prices for the same or similar instruments.

Financial Instruments	Carrying Amount	Fair Value
Millions		
Long-Term Debt, Including Current Portion		
December 31, 2009	$701.0	$734.8
December 31, 2008	$598.7	$561.6

Note 10. Short-Term and Long-Term Debt

Short-Term Debt. Total short-term debt outstanding as of December 31, 2009, was $5.2 million ($10.4 million at December 31, 2008) and consisted of long-term debt due within one year. (See ALLETE consolidated balance sheet.)

Note 10. Short-Term and Long-Term Debt (Continued)

As of December 31, 2009, we had bank lines of credit aggregating $157.0 million ($160.5 million at December 31, 2008), the majority of which expire in January 2012. These bank lines of credit make financing available through short-term bank loans and provide credit support for commercial paper. At December 31, 2009, $69.2 million ($7.3 million at December 31, 2008) was drawn on our lines of credit leaving a $87.8 million balance available for use ($153.2 million at December 31, 2008). In December 2009, we drew $65.0 million on our $150.0 million syndicated revolving credit facility to temporarily fund the purchase of the 250 kV DC transmission line. In December 2009, we agreed to sell $80.0 million of First Mortgage Bonds in February 2010 (see Long-Term Debt, below). We intend to use proceeds from these bonds to repay the amount drawn on the line, resulting in $65.0 million of our line of credit being classified as long-term at December 31, 2009.

On November 12, 2009, BNI Coal replaced a $6.0 million Promissory Note and Supplement (Line of Credit) with CoBANK, ACB with a $3.0 million Line of Credit and a $3.0 million term loan with CoBANK, ACB. The Line of Credit has a variable interest rate with the option to fix the rate based on LIBOR plus a certain spread. The term of the Line of Credit is 24 months. The Line of Credit is being used for general corporate purposes. As of December 31, 2009, $1.9 million was drawn on the Line of Credit. The $3.0 million term loan has a fixed interest rate of 5.19 percent and is payable in 28 equal quarterly installments commencing January 20, 2010, and ending on October 20, 2016.

Long-Term Debt. The aggregate amount of long-term debt maturing during 2010 is $5.2 million ($13.9 million in 2011; $3.3 million in 2012; $73.9 million in 2013; $19.6 million in 2014; and $520.1 million thereafter). Substantially all of our electric plant is subject to the lien of the mortgages collateralizing various first mortgage bonds. The mortgages contain non-financial covenants customary in utility mortgages, including restrictions on our ability to incur liens, dispose of assets, and merge with other entities.

In January 2009, we issued $42.0 million in principal amount of unregistered First Mortgage Bonds (Bonds) in the private placement market. The Bonds mature January 15, 2019, and carry a coupon rate of 8.17 percent. We used the proceeds from the sale of the Bonds to fund utility capital investments and for general corporate purposes.

In December 2009, we agreed to sell $80.0 million in principal amount of First Mortgage Bonds (Bonds) in the private placement market in three series as follows:

Issue Date (on or about)	Maturity	Principal Amount	Coupon
February 17, 2010	April 15, 2021	$15 Million	4.85%
February 17, 2010	April 15, 2025	$30 Million	5.10%
February 17, 2010	April 15, 2040	$35 Million	6.00%

We expect to use the proceeds from the February 2010 sale of Bonds to pay down the syndicated revolving credit facility, to fund utility capital investments or for general corporate purposes.

For the January 2009 and the February 2010 bond issuances (the Bonds), we have the option to prepay all or a portion of the Bonds at our discretion, subject to a make-whole provision. The Bonds are subject to the terms and conditions of our utility mortgage. The Bonds were sold or will be sold in reliance on an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended, to institutional accredited investors.

Note 10. Short-Term and Long-Term Debt (Continued)

Long-Term Debt As of December 31	2009	2008
Millions		
First Mortgage Bonds		
4.86% Series Due 2013	$60.0	$60.0
6.94% Series Due 2014	18.0	18.0
7.70% Series Due 2016	20.0	20.0
8.17% Series Due 2019	42.0	–
5.28% Series Due 2020	35.0	35.0
4.95% Pollution Control Series F Due 2022	111.0	111.0
6.02% Series Due 2023	75.0	75.0
5.99% Series Due 2027	60.0	60.0
5.69% Series Due 2036	50.0	50.0
SWL&P First Mortgage Bonds		
7.25% Series Due 2013	10.0	10.0
Senior Unsecured Notes 5.99% Due 2017	50.0	50.0
Variable Demand Revenue Refunding Bonds Series 1997 A, B, and C Due 2009 – 2020	28.3	28.3
Industrial Development Revenue Bonds 6.5% Due 2025	6.0	6.0
Industrial Development Variable Rate Demand Refunding Revenue Bonds Series 2006 Due 2025	27.8	27.8
Line of Credit Facility *(a)*	65.0	–
Other Long-Term Debt, 2.0% – 8.0% Due 2009 – 2037	42.9	47.6
Total Long-Term Debt	701.0	598.7
Less: Due Within One Year	5.2	10.4
Net Long-Term Debt	$695.8	$588.3

(a) The $80 million First Mortgage Bonds due in 2021, 2025 and 2040 to be issued on or about February 17, 2010, will replace the balance due on the Line of Credit Facility as of December 31, 2009.

Financial Covenants. Our long-term debt arrangements contain customary covenants. In addition, our lines of credit and letters of credit supporting certain long-term debt arrangements contain financial covenants. The most restrictive covenant requires ALLETE to maintain a ratio of its Funded Debt to Total Capital (as the amounts are calculated in accordance with the respective long-term debt arrangements) of less than or equal to 0.65 to 1.00, measured quarterly. As of December 31, 2009, our ratio was approximately 0.41 to 1.00. Failure to meet this covenant would give rise to an event of default, if not cured after notice from the lender, in which event ALLETE may need to pursue alternative sources of funding. Some of ALLETE's debt arrangements contain "cross-default" provisions that would result in an event of default if there is a failure under other financing arrangements to meet payment terms or to observe other covenants that would result in an acceleration of payments due. None of ALLETE's long-term debt arrangements or credit facilities contain credit rating triggers that would cause an event of default or acceleration of repayment of outstanding balances. As of December 31, 2009, ALLETE was in compliance with its financial covenants.

Note 11. Commitments, Guarantees and Contingencies

Off-Balance Sheet Arrangements

Power Purchase Agreements. Our long-term power purchase agreements (PPA) have been evaluated under the accounting guidance for variable interest entities. We have determined that either we have no variable interest in the PPA, or where we do have variable interests, we are not the primary beneficiary; therefore, consolidation is not required. These conclusions are based on the following factors: we have no equity investment in these facilities and do not incur actual or expected losses related to the loss of facility value, and we do not have significant control over the operations of each of these facilities. Our financial exposure relating to these PPAs is limited to our fixed capacity and energy payments.

Square Butte Power Purchase Agreement. Minnesota Power has a power purchase agreement with Square Butte that extends through 2026 (Agreement). It provides a long-term supply of energy to customers in our electric service territory and enables Minnesota Power to meet power pool reserve requirements. Square Butte, a North Dakota cooperative corporation, owns a 455-MW coal-fired generating unit (Unit) near Center, North Dakota. The Unit is adjacent to a generating unit owned by Minnkota Power, a North Dakota cooperative corporation whose Class A members are also members of Square Butte. Minnkota Power serves as the operator of the Unit and also purchases power from Square Butte.

Note 11. Commitments, Guarantees and Contingencies (Continued)

Minnesota Power is obligated to pay its pro rata share of Square Butte's costs based on Minnesota Power's entitlement to Unit output. Our output entitlement under the Agreement is 50 percent for the remainder of the contract. Minnesota Power's payment obligation will be suspended if Square Butte fails to deliver any power, whether produced or purchased, for a period of one year. Square Butte's fixed costs consist primarily of debt service. At December 31, 2009, Square Butte had total debt outstanding of $351.0 million. Annual debt service for Square Butte is expected to be approximately $34 million in each of the five years, 2010 through 2014. Variable operating costs include the price of coal purchased from BNI Coal, our subsidiary, under a long-term contract.

Minnesota Power's cost of power purchased from Square Butte during 2009 was $53.9 million ($56.7 million in 2008; $57.3 million in 2007). This reflects Minnesota Power's pro rata share of total Square Butte costs, based on the 50 percent output entitlement in 2009, the 55 percent output entitlement in 2008 and the 60 percent output entitlement in 2007. Included in this amount was Minnesota Power's pro rata share of interest expense of $11.0 million in 2009 ($11.6 million in 2008; $11.0 million in 2007). Minnesota Power's payments to Square Butte are approved as a purchased power expense for ratemaking purposes by both the MPUC and the FERC.

In conjunction with the DC line purchase in December 2009, Minnesota Power entered into a contingent new Power Sales Agreement with Minnkota Power. Under the new Power Sales Agreement, Minnesota Power will be able to sell a portion of our output from Square Butte to Minnkota, resulting in Minnkota's net entitlement increasing and Minnesota Power's net entitlement decreasing until Minnesota Power's share is eliminated at the end of 2025.

No power will be sold under this agreement until Minnkota Power has placed in service a new AC transmission line, which is anticipated to occur in late 2013. This new AC transmission line will allow Minnkota to transmit their entitlement from Square Butte to their customers, and allow Minnesota Power additional capacity on the recently acquired DC line to transmit new wind generation.

Wind Power Purchase Agreements. We have two wind power purchase agreements with an affiliate of NextEra Energy to purchase the output from two wind facilities, Oliver Wind I (50 MWs) and Oliver Wind II (48 MWs), located near Center, North Dakota. Each agreement is for 25 years and provides for the purchase of all output from the facilities.

Hydro Power Purchase Agreement. We also have a power purchase agreement with Manitoba Hydro that began in May 2009 and expires in April 2015. Under the agreement with Manitoba Hydro, Minnesota Power will purchase 50 MW of capacity and the energy associated with that capacity. Both the capacity price and the energy price are adjusted annually by the change in a governmental inflationary index.

North Dakota Wind Project. On December 31, 2009, we purchased an existing 250 kV DC transmission line from Square Butte for $69.7 million. The 465-mile transmission line runs from Center, North Dakota, to Duluth, Minnesota. We expect to use this line to transport increasing amounts of wind energy from North Dakota while gradually phasing out coal-based electricity currently being delivered to our system over this transmission line from Square Butte's lignite coal-fired generating unit. Acquisition of this transmission line was approved by an MPUC order dated December 21, 2009. In addition, the FERC issued an order on November 24, 2009, authorizing acquisition of the transmission facilities and conditionally accepting, upon compliance and other filings, the proposed tariff revisions, interconnection agreement and other related agreements.

On July 7, 2009, the MPUC approved our petition seeking current cost recovery of investments and expenditures related to Bison I and associated transmission upgrades. Bison I is the first portion of several hundred MWs of our North Dakota Wind Project, which upon completion will help fulfill the 2025 renewable energy supply requirement for our retail load. Bison I, located near Center, North Dakota, will be comprised of 33 wind turbines with a total nameplate capacity of 75.9 MWs and will be phased into service in late 2010 and 2011. We anticipate filing a petition with the MPUC in the first quarter 2010 to establish customer billing rates for the approved cost recovery.

On September 29, 2009, the NDPSC authorized site construction for Bison I. On October 2, 2009, Minnesota Power filed a route permit application with the NDPSC for a 22 mile, 230 kV Bison I transmission line that will connect Bison I to the DC transmission line at the Square Butte Substation in Center, North Dakota. An order is expected in the first quarter 2010.

Leasing Agreements. BNI Coal is obligated to make lease payments for a dragline totaling $2.8 million annually for the lease term which expires in 2027. BNI Coal has the option at the end of the lease term to renew the lease at a fair market value, to purchase the dragline at fair market value, or to surrender the dragline and pay a $3.0 million termination fee. We lease other properties and equipment under operating lease agreements with terms expiring through 2016. The aggregate amount of minimum lease payments for all operating leases is $8.8 million in 2010, $8.9 million in 2011, $9.0 million in 2012, $8.5 million in 2013, $8.2 million in 2014 and $45.7 million thereafter. Total rent and lease expense was $9.3 million in 2009 ($8.5 million in 2008; $8.4 million in 2007).

Note 11. Commitments, Guarantees and Contingencies (Continued)

Coal, Rail and Shipping Contracts. We have two primary coal supply agreements with expiration dates through December 2011. We also have rail and shipping agreements for the transportation of all of our coal, with expiration dates through January 2012. Two of our rail and shipping agreements contain options to extend the agreements, which options Minnesota Power may exercise unilaterally. The term extensions are for an additional two year term and an additional four year term. Our minimum annual payment obligations under these coal, rail and shipping agreements are currently $35.7 million in 2010 and $7.6 million in 2011, with no specific commitments beyond 2011. Our minimum annual payment obligations will increase when annual nominations are made for coal deliveries in future years.

Environmental Matters.

Our businesses are subject to regulation of environmental matters by various federal, state and local authorities. Currently, a number of regulatory changes are under consideration by both the Congress and the EPA. Most notably, clean energy technologies and the regulation of GHGs have taken a lead in these discussions. Minnesota Power's fossil fueled facilities will likely to be subject to regulation under these climate change policies. Our intention is to reduce our exposure to possible future carbon and GHG legislation by reshaping our generation portfolio, over time, to reduce our reliance on coal.

We consider our businesses to be in substantial compliance with currently applicable environmental regulations and believe all necessary permits to conduct such operations have been obtained. Due to future restrictive environmental requirements through legislation and/or rulemaking, we anticipate that potential expenditures for environmental matters will be material and will require significant capital investments.

We review environmental matters on a quarterly basis. Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information become available. Accruals for environmental liabilities are included in the consolidated balance sheet at undiscounted amounts and exclude claims for recoveries from insurance or other third parties. Costs related to environmental contamination treatment and cleanup are charged to expense unless recoverable in rates from customers.

Clean Air Act. The federal Clean Air Act Amendments of 1990 (Clean Air Act) established the acid rain program which created emission allowances for SO_2 and system-wide average NO_X limits. Minnesota Power's generating facilities mainly burn low-sulfur western sub-bituminous coal. Square Butte, located in North Dakota, burns lignite coal. All of these facilities are equipped with pollution control equipment such as scrubbers, bag houses, or electrostatic precipitators. Minnesota Power's generating facilities are currently in compliance with applicable emission requirements.

New Source Review. On August 8, 2008, Minnesota Power received a Notice of Violation (NOV) from the United States EPA asserting violations of the New Source Review (NSR) requirements of the Clean Air Act at Boswell Units 1-4 and Laskin Unit 2. The NOV also asserts that the Boswell Unit 4 Title V permit was violated, and that seven projects undertaken at these coal-fired plants between the years 1981 and 2000 should have been reviewed under the NSR requirements. Minnesota Power believes the projects were in full compliance with the Clean Air Act, NSR requirements and applicable permits.

We are engaged in discussions with the EPA regarding resolution of these matters, but we are unable to predict the outcome of these discussions. Since 2006, Minnesota Power has significantly reduced, and continues to reduce, emissions at Boswell and Laskin. The resolution could result in civil penalties and the installation of control technology, some of which is already planned or completed for other regulatory requirements. Any costs of installing pollution control technology would likely be eligible for recovery in rates over time subject to MPUC and FERC approval in a rate proceeding. We are unable to predict the ultimate financial impact or the resolution of these matters at this time.

EPA Clean Air Interstate Rule. In March 2005, the EPA announced the Clean Air Interstate Rule (CAIR) that sought to reduce and permanently cap emissions of SO_2, NO_X, and particulates in the eastern United States. Minnesota was included as one of the 28 states considered as "significantly contributing" to air quality standards non-attainment in other downwind states. On July 11, 2008, the United States Court of Appeals for the District of Columbia Circuit (Court) vacated the CAIR and remanded the rulemaking to the EPA for reconsideration while also granting our petition that the EPA reconsider including Minnesota as a CAIR state. In September 2008, the EPA and others petitioned the Court for a rehearing or alternatively requested that the CAIR be remanded without a court order. In December 2008, the Court granted the request that the CAIR be remanded without a court order, effectively reinstating a January 1, 2009 compliance date for the CAIR, including Minnesota. However, in the May 12, 2009 Federal Register the EPA issued a proposed rule that would amend the CAIR to stay its effectiveness with respect to Minnesota until completion of the EPA's determination of whether Minnesota should be included as a CAIR state. The formal administrative stay of CAIR for Minnesota was published in the November 3, 2009, Federal Register with an effective date of December 3, 2009.

Note 11. Commitments, Guarantees and Contingencies (Continued)
Environmental Matters (Continued)

Minnesota Regional Haze. The federal regional haze rule requires states to submit state implementation plans (SIPs) to the EPA to address regional haze visibility impairment in 156 federally-protected parks and wilderness areas. Under the regional haze rule, certain large stationary sources, that were put in place between 1962 and 1977 with emissions contributing to visibility impairment are required to install emission controls, known as best available retrofit technology (BART). We have certain steam units, Boswell Unit 3 and Taconite Harbor Unit 3, which are subject to BART requirements.

Pursuant to the regional haze rule, Minnesota was required to develop its SIP by December 2007. As a mechanism for demonstrating progress towards meeting the long-term regional haze goal, in April 2007, the MPCA advanced a draft conceptual SIP which relied on the implementation of CAIR. However, a formal SIP was never filed due to the Court's review of CAIR as more fully described above under "EPA Clean Air Interstate Rule." Subsequently, the MPCA requested that companies with BART eligible units complete and submit a BART emissions control retrofit study, which was done on Taconite Harbor Unit 3 in November 2008. The retrofit work completed in 2009 at Boswell Unit 3 meets the BART requirement for that unit. On December 15, 2009, the MPCA approved the SIP for submittal to the EPA for review and approval. It is uncertain what controls will ultimately be required at Taconite Harbor Unit 3 in connection with the regional haze rule.

EPA National Emission Standards for Hazardous Air Pollutants. In March 2005, the EPA also announced the Clean Air Mercury Rule (CAMR) that would have reduced and permanently capped electric utility mercury emissions in the continental United States through a cap-and-trade program. In February 2008, the United States Court of Appeals for the District of Columbia Circuit vacated the CAMR and remanded the rulemaking to the EPA for reconsideration. In October 2008, the EPA petitioned the Supreme Court to review the Court's decision in the CAMR case. In January 2009, the EPA withdrew its petition, paving the way for possible regulation of mercury and other hazardous air pollutant emissions through Section 112 of the Clean Air Act, setting Maximum Achievable Control Technology standards for the utility sector. In December 2009, Minnesota Power and other utilities received an Information Collection Request from the EPA, requiring that emissions data be provided and stack testing be performed in order to develop an improved database with which to base future regulations. Cost estimates for complying with potential future mercury and other hazardous air pollutant regulations under the Clean Air Act cannot be estimated at this time.

Minnesota Mercury Emission Reduction Act. This legislation requires Minnesota Power to file mercury emission reduction plans for Boswell Units 3 and 4, with a goal of 90 percent reduction in mercury emissions. The Boswell Unit 3 emission reduction plan was filed with the MPCA in October 2006. Mercury control equipment has been installed and was placed into service in November 2009. (See Item 1. Business – Regulated Operations – Minnesota Public Utilities Commission – Emission Reduction Plans.) A mercury emissions reduction plan for Boswell Unit 4 is required by July 1, 2011, with implementation no later than December 31, 2014. The legislation calls for an evaluation of a mercury control alternative which provides for environmental and public health benefits without imposing excessive costs on the utility's customers. Cost estimates for the Boswell Unit 4 emission reduction plan are not available at this time.

Ozone. The EPA is attempting to control, more stringently, emissions that result in ground level ozone. In January 2010, the EPA proposed to reduce the eight-hour ozone standard and to adopt a secondary standard for the protection of sensitive vegetation from ozone-related damage. The EPA projects stating rules to address attainment of these new, more stringent standards will not be required until December 2013.

EPA Greenhouse Gas Reporting Rule. On September 22, 2009, the EPA issued the final rule mandating that certain GHG emission sources, including electric generating units, are required to report emission levels. The rule is intended to allow the EPA to collect accurate and timely data on GHG emissions that can be used to form future policy decisions. The rule was effective January 1, 2010, and all GHG emissions must be reported on an annual basis by March 31 of the following year. Currently, we have the equipment and data tools necessary to report our 2010 emissions to comply with this rule.

Title V Greenhouse Gas Tailoring Rule. On October 27, 2009, the EPA issued the proposed Prevention of Significant Deterioration (PSD) and Title V Greenhouse Gas Tailoring rule. This proposed regulation addresses the six primary greenhouse gases and new thresholds for when permits will be required for new facilities and existing facilities which undergo major modifications. The rule would require large industrial facilities, including power plants, to obtain construction and operating permits that demonstrate Best Available Control Technologies (BACT) are being used at the facility to minimize GHG emissions. The EPA is expected to propose BACT standards for GHG emissions from stationary sources.

For our existing facilities, the proposed rule does not require amending our existing Title V operating permits to include BACT for GHGs. However, modifying or installing units with GHG emissions that trigger the PSD permitting requirements could require amending operating permits to incorporate BACT to control GHG emissions.

Note 11. Commitments, Guarantees and Contingencies (Continued)
Environmental Matters (Continued)

EPA Endangerment Findings. On December 15, 2009, the EPA published its findings that the emissions of six GHG, including CO_2, methane, and nitrous oxide, endanger human health or welfare. This finding may result in regulations that establish motor vehicle GHG emissions standards in 2010. There is also a possibility that the endangerment finding will enable expansion of the EPA regulation under the Clean Air Act to include GHGs emitted from stationary sources. A petition for review of the EPA's endangerment findings was filed by the Coalition for Responsible Regulation, et. al. with the United States District Court Circuit Court of Appeals on December 23, 2009.

Coal Ash Management Facilities. Minnesota Power generates coal ash at all five of its steam electric stations. Two facilities store ash in onsite impoundments (ash ponds) with engineered liners and containment dikes. Another facility stores dry ash in a landfill with an engineered liner and leachate collection system. Two facilities generate a combined wood and coal ash that is either land applied as an approved beneficial use, or trucked to state permitted landfills. Minnesota Power continues to monitor state and federal legislative and regulatory activities that may affect its ash management practices. The USEPA is expected to propose new regulations in February 2010, pertaining to the management of coal ash by electric utilities. It is unknown how potential coal ash management rule changes will affect Minnesota Power's facilities. On March 9, 2009, the EPA requested information from Minnesota Power (and other utilities) on its ash storage impoundments at Boswell and Laskin. On June 22, 2009, Minnesota Power received an additional EPA information request pertaining to Boswell. Minnesota Power responded to both these information requests. On August 19, 2009, Dam Safety officials from the Minnesota DNR visited both the Boswell and Laskin ash ponds. The purpose of the inspection was to assess the structural integrity of the ash ponds, as well as review operational and maintenance procedures. There were no significant findings or concerns from the DNR staff during the inspections.

Manufactured Gas Plant Site. We are reviewing and addressing environmental conditions at a former manufactured gas plant site within the City of Superior, Wisconsin and formerly operated by SWL&P. We have been working with the WDNR to determine the extent of contamination and the remediation of contaminated locations. At December 31, 2009 we have a $0.5 million liability for this site, and a corresponding regulatory asset as we expect recovery of remediation costs to be allowed by the PSCW.

BNI Coal. As of December 31, 2009, BNI Coal had surety bonds outstanding of $18.4 million related to the reclamation liability for closing costs associated with its mine and mine facilities. Although the coal supply agreements obligate the customers to provide for the closing costs, an additional guarantee is required by federal and state regulations. In addition to the surety bonds, BNI has secured a Letter of Credit with CoBANK, ACB for an additional $10.0 million, of which $6.7 million is needed to meet the requirements for BNI's total reclamation liability currently estimated at $25.1 million.

ALLETE Properties. As of December 31, 2009, ALLETE Properties, through its subsidiaries, had surety bonds outstanding of $19.1 million primarily related to performance and maintenance obligations to governmental entities to construct improvements in the company's various projects. The remaining work to be completed on these improvements is estimated to be approximately $10.2 million, and ALLETE Properties does not believe it is likely that any of these outstanding bonds will be drawn upon.

Community Development District Obligations. In March 2005, the Town Center District issued $26.4 million of tax-exempt, 6 percent Capital Improvement Revenue Bonds, Series 2005; and in May 2006, the Palm Coast Park District issued $31.8 million of tax-exempt, 5.7 percent Special Assessment Bonds, Series 2006. The Capital Improvement Revenue Bonds and the Special Assessment Bonds are payable through property tax assessments on the land owners over 31 years (by May 1, 2036, and 2037, respectively). The bond proceeds were used to pay for the construction of a portion of the major infrastructure improvements in each district, and to mitigate traffic and environmental impacts. The bonds are payable from and secured by the revenue derived from assessments imposed, levied and collected by each district. The assessments were billed to the landowners in November 2006, for Town Center and November 2007, for Palm Coast Park. To the extent that we still own land at the time of the assessment, we will incur the cost of our portion of these assessments, based upon our ownership of benefited property. At December 31, 2009, we owned 69 percent of the assessable land in the Town Center District (69 percent at December 31, 2008) and 86 percent of the assessable land in the Palm Coast Park District (86 percent at December 31, 2008). At these ownership levels our annual assessments are $1.4 million for Town Center and $1.9 million for Palm Coast Park. As we sell property, the obligation to pay special assessments will pass to the new landowners. Under current accounting rules, these bonds are not reflected as debt on our consolidated balance sheet.

Other. We are involved in litigation arising in the normal course of business. Also in the normal course of business, we are involved in tax, regulatory and other governmental audits, inspections, investigations and other proceedings that involve state and federal taxes, safety, compliance with regulations, rate base and cost of service issues, among other things. While the resolution of such matters could have a material effect on earnings and cash flows in the year of resolution, none of these matters are expected to materially change our present liquidity position, or have a material adverse effect on our financial condition.

Note 12. Common Stock and Earnings Per Share

Summary of Common Stock	Shares	Equity
	Thousands	Millions
Balance as of December 31, 2006	30,436	$438.7
2007 Employee Stock Purchase Plan	17	0.7
Invest Direct	331	15.1
Options and Stock Awards	43	6.7
Balance as of December 31, 2007	30,827	$461.2
2008 Employee Stock Purchase Plan	17	0.6
Invest Direct	161	6.9
Options and Stock Awards	24	4.6
Equity Issuance Program	1,556	60.8
Balance as of December 31, 2008	32,585	$534.1
2009 Employee Stock Purchase Plan	24	0.7
Invest Direct	456	13.6
Options and Stock Awards	8	1.1
Equity Issuance Program	1,685	51.9
Contributions to Pension	463	12.0
Balance as of December 31, 2009	35,221	$613.4

Equity Issuance Program. We entered into a Distribution Agreement with KCCI, Inc., originating in February 2008 and subsequently amended in February 2009, with respect to the issuance and sale of up to an aggregate of 6.6 million shares of our common stock, without par value. The shares may be offered for sale, from time to time, in accordance with the terms of the agreement pursuant to Registration Statement No. 333-147965. During 2009, 1.7 million shares of common stock were issued under this agreement resulting in net proceeds of $51.9 million. In 2008, 1.6 million shares were issued for net proceeds of $60.8 million. (See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.)

Contributions to Pension. In March 2009, we contributed 0.5 shares of ALLETE common stock, with an aggregate value of $12.0 million, to our pension plan. On May 19, 2009, we registered the 0.5 shares of ALLETE common stock with the SEC pursuant to Registration Statement No. 333-147965. (See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.)

Authorized Common Stock. On May 12, 2009, shareholders approved an amendment to the Company's Amended and Restated Articles of Incorporation to increase the number of authorized shares of common stock from 43.3 million to 80.0 million.

Shareholder Rights Plan. On July 25, 1996, ALLETE adopted a shareholder rights plan, which was amended and restated on July 12, 2006 (collectively, the "Rights Plan"). The amendment to the Rights Plan, among other things, extended the final expiration date of the Rights Plan to July 11, 2009. The Rights Plan expired according to its terms on July 11, 2009. As a result, ALLETE's preferred share purchase rights issued in accordance with the Rights Plan are no longer outstanding.

Earnings Per Share. The difference between basic and diluted earnings per share arises, if any, from outstanding stock options, non-vested restricted stock, and performance share awards granted under our Executive and Director Long-Term Incentive Compensation Plans. In accordance with accounting standards for earnings per share, for 2009, 0.6 million options to purchase shares of common stock were excluded from the computation of diluted earnings per share because the option exercise prices were greater than the average market prices, and therefore, their effect would be anti-dilutive (0.6 million shares were excluded for 2008 and 0.2 million in 2007).

Note 12. Common Stock and Earnings Per Share (Continued)

Reconciliation of Basic and Diluted Earnings Per Share Year Ended December 31	Basic	Dilutive Securities	Diluted
Millions Except Per Share Amounts			
2009			
Net Income Attributable to ALLETE	$61.0	–	$61.0
Common Shares	32.2	–	32.2
Per Share of Common Stock	$1.89	–	$1.89
2008			
Net Income Attributable to ALLETE	$82.5	–	$82.5
Common Shares	29.2	0.1	29.3
Per Share of Common Stock	$2.82	–	$2.82
2007			
Net Income Attributable to ALLETE	$87.6	–	$87.6
Common Shares	28.3	0.1	28.4
Per Share of Common Stock	$3.09	–	$3.08

Note 13. Other Income (Expense)

Year Ended December 31	2009	2008	2007
Millions			
Loss on Emerging Technology Investments	$(4.6)	$(0.7)	$(1.3)
AFUDC - Equity	5.8	3.3	3.8
Investments and Other Income *(a)*	0.6	13.0	13.0
Total Other Income	$1.8	$15.6	$15.5

(a) In 2008, Investment and Other Income included a gain from the sale of certain available-for-sale securities. The gain was triggered when securities were sold to reallocate investments to meet defined investment allocations based upon an approved investment strategy. In 2007, Investment and Other Income primarily included earnings on excess cash and Minnesota land sales.

Note 14. Income Tax Expense

Income Tax Expense Year Ended December 31	2009	2008	2007
Millions			
Current Tax Expense (Benefit)			
Federal *(a)*	$(42.6)	$6.2	$26.5
State	(1.8)	(1.6)	7.2
Total Current Tax Expense (Benefit)	(44.4)	4.6	33.7
Deferred Tax Expense			
Federal	66.0	29.3	10.7
State	10.3	13.4	4.7
Change in Valuation Allowance	(0.1)	(2.9)	(0.3)
Investment Tax Credit Amortization	(1.0)	(1.0)	(1.1)
Total Deferred Tax Expense	75.2	38.8	14.0
Total Income Tax Expense	$30.8	$43.4	$47.7

(a) Due to the bonus depreciation provisions in the American Recovery and Reinvestment Act of 2009, we are in a net operating loss position for 2009. The loss will be utilized by carrying it back against prior years' taxable income.

Note 14. Income Tax Expense (Continued)

Reconciliation of Taxes from Federal Statutory Rate to Total Income Tax Expense **Year Ended December 31**	**2009**	**2008**	**2007**
Millions			
Income Before Non-Controlling Interest and Income Taxes	$91.5	$126.4	$137.2
Statutory Federal Income Tax Rate	35%	35%	35%
Income Taxes Computed at 35 percent Statutory Federal Rate	$32.0	$44.2	$48.0
Increase (Decrease) in Tax Due to:			
Amortization of Deferred Investment Tax Credits	(1.0)	(1.0)	(1.1)
State Income Taxes – Net of Federal Income Tax Benefit	5.4	4.8	7.4
Depletion	(0.9)	(0.8)	(0.9)
Regulatory Differences for Utility Plant	(2.5)	(1.6)	(2.2)
Production Tax Credit	(1.2)	(0.4)	–
Positive Resolution of Audit Issues	–	–	(1.6)
Other	(1.0)	(1.8)	(1.9)
Total Income Tax Expense	$30.8	$43.4	$47.7

The effective tax rate on income from continuing operations before non-controlling interest was 33.7 percent for 2009; (34.3 percent for 2008; 34.8 percent for 2007). The 2009 effective tax rate was primarily impacted by deductions for AFUDC-Equity (included in Regulatory Differences for Utility Plant, above), investment tax credits, wind production tax credits and depletion. The 2008 effective tax rate was impacted by deductions for AFUDC-Equity (included in Regulatory Differences for Utility Plant, above), investment tax credits, wind production tax credits, depletion, recognition of a benefit on the reversal of a previously uncertain tax position ($1.7 million included in Other, above) and a benefit for the reversal of a state income tax valuation allowance ($2.9 million included in State Income Taxes, above).

Deferred Tax Assets and Liabilities **As of December 31**	**2009**	**2008**
Millions		
Deferred Tax Assets		
Employee Benefits and Compensation *(a)*	$118.2	$125.2
Property Related	46.5	36.4
Investment Tax Credits	10.0	10.7
Other	14.4	16.3
Gross Deferred Tax Assets	189.1	188.6
Deferred Tax Asset Valuation Allowance	(0.3)	(0.4)
Total Deferred Tax Assets	$188.8	$188.2
Deferred Tax Liabilities		
Property Related	$294.1	$235.6
Regulatory Asset for Benefit Obligations	96.5	87.7
Unamortized Investment Tax Credits	14.1	15.1
Partnership Basis Differences	14.6	3.7
Other	28.2	16.8
Total Deferred Tax Liabilities	$447.5	$358.9
Net Deferred Income Taxes	$258.7	$170.7
Recorded as:		
Net Current Deferred Tax Liabilities *(b)*	$5.6	$1.1
Net Long-Term Deferred Tax Liabilities	253.1	169.6
Net Deferred Income Taxes	$258.7	$170.7

(a) Includes Unfunded Employee Benefits
(b) Included in Other Current Liabilities.

As of December 31, 2009 we had a federal net operating loss of $85.7 million primarily due to the bonus depreciation provisions in the American Recovery and Reinvestment Act of 2009. In 2010, this federal net operating loss will be fully utilized by carrying it back against prior years' taxable income. We also have various state net operating loss carryforwards totaling $23.8 million available to reduce future taxable income. We expect to fully utilize the tax benefit of these losses prior to their expirations in 2024 through 2029.

Note 14. Income Tax Expense (Continued)

Gross Unrecognized Income Tax Benefits	2009	2008	2007
Millions			
Balance at January 1	$8.0	$5.3	$10.4
Additions for Tax Positions Related to the Current Year	0.5	0.7	0.8
Reductions for Tax Positions Related to the Current Year	–	–	–
Additions for Tax Positions Related to Prior Years	1.0	4.5	–
Reduction for Tax Positions Related to Prior Years	–	(2.5)	(2.4)
Settlements	–	–	(3.5)
Balance as of December 31	$9.5	$8.0	$5.3

The gross amount of unrecognized tax benefits as of December 31, 2009, includes $1.5 million of net unrecognized tax benefits that, if recognized, would affect the annual effective income tax rate.

As of December 31, 2009, we had $0.9 million ($0.6 million for 2008) of accrued interest related to unrecognized tax benefits included in the consolidated balance sheet. We classify interest related to unrecognized tax benefits as interest expense and tax-related penalties in operating expenses in the consolidated statement of income. In 2009, we recognized $0.4 million of interest expense ($0.4 million for 2008 and $0.1 million for 2007). There were no penalties recognized for 2009, 2008 or 2007.

We file a consolidated federal income tax return in the United States and various state jurisdictions. ALLETE is no longer subject to federal examination for years before 2005 or state examinations for years before 2004.

During the next 12 months it is reasonably possible the amount of unrecognized tax benefits could be reduced by $3.6 million due to statute expirations and anticipated audit settlements. This amount is primarily due to timing issues.

Note 15. Other Comprehensive Income (Loss)

Other Comprehensive Income (Loss) Year Ended December 31	2009	2008	2007
Millions			
Net Income	$60.7	$83.0	$89.5
Other Comprehensive Income			
Unrealized Gain on Securities Net of income taxes of $1.7, $(3.7), and $0.3	2.8	(6.0)	1.1
Reclassification Adjustment for Losses Included in Income Net of income taxes of $–, $(2.7), and $–	–	(3.7)	–
Defined Benefit Pension and Other Postretirement Plans Net of income taxes of $4.1, $(13.3), and $2.3	6.2	(18.8)	3.2
Total Other Comprehensive Income (Loss)	9.0	(28.5)	4.3
Total Comprehensive Income	$69.7	$54.5	$93.8
Less: Non-Controlling Interest in Subsidiaries	(0.3)	0.5	1.9
Comprehensive Income Attributable to ALLETE	$70.0	$54.0	$91.9

Accumulated Other Comprehensive Income (Loss) As of December 31	2009	2008
Millions		
Unrealized Gain (Loss) on Securities	$(1.8)	$(4.6)
Defined Benefit Pension and Other Postretirement Plans	(22.2)	(28.4)
Total Accumulated Other Comprehensive Loss	$(24.0)	$(33.0)

Note 16. Pension and Other Postretirement Benefit Plans

We have noncontributory union and non-union defined benefit pension plans covering eligible employees. The plans provide defined benefits based on years of service and final average pay. In 2009, we made a total of $32.9 million ($10.9 million in 2008) in contributions to ALLETE's defined benefit pension plans of which $12.0 million was contributed in shares of ALLETE common stock. We also have defined contribution pension plans covering substantially all employees. The 2009 plan year employer contributions, which are made through our employee stock ownership plan, totaled $9.1 million ($7.1 million for the 2008 plan year.) (See Note 12. Common Stock and Earnings Per Share and Note 17. Employee Stock and Incentive Plans)

Note 16. Pension and Other Postretirement Benefit Plans (Continued)

In 2006, amendments were made to the non-union defined benefit pension plan and the Retirement Savings and stock Ownership Plan (RSOP). The non-union defined benefit pension plan was amended to suspend further crediting of service to the plan and closed the plan to new participants. In conjunction with the change, contributions were increased to the RSOP.

We have postretirement health care and life insurance plans covering eligible employees. The postretirement health plans are contributory with participant contributions adjusted annually. Postretirement health and life benefits are funded through a combination of Voluntary Employee Benefit Association trusts (VEBAs), established under section 501(c)(9) of the Internal Revenue Code, and irrevocable grantor trusts. In 2009 we made a net contribution of $0.3 million to the grantor trust and $9.3 million to the VEBAs. In 2008 $3.7 million was contributed to the VEBAs.

Management considers various factors when making funding decisions such as regulatory requirements, actuarially determined minimum contribution requirements, and contributions required to avoid benefit restrictions for the pension plans. Estimated defined benefit pension contributions for years 2010 through 2014 are expected to be up to $25 million per year, and are based on estimates and assumptions that are subject to change. Funding for the other postretirement benefit plans is impacted by utility regulatory requirements. Estimated postretirement health and life contributions for years 2010 through 2014 are approximately $11 million per year, and are based on estimates and assumptions that are subject to change.

Accounting for Defined Benefit Pension and Postretirement Benefit Plans requires that employers recognize on a prospective basis the funded status of their defined benefit pension and other postretirement plans on their consolidated balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but that are not recognized as components of net periodic benefit cost.

The defined benefit pension and postretirement health and life benefit costs recognized annually by our regulated companies are expected to be recovered through rates filed with our regulatory jurisdictions. As a result, these amounts that are required to otherwise be recognized in accumulated other comprehensive income have been recognized as a long-term regulatory asset on our consolidated balance sheet, in accordance with the accounting requirements for Regulated Operations. The defined benefit pension and postretirement health and life benefit costs associated with our other non-rate base operations are recognized in accumulated other comprehensive income.

During the year ended December 31, 2008, we were required to change our measurement date from September 30 to December 31. On January 1, 2008, ALLETE recorded three months of pension expense as a reduction to retained earnings in the amount of $1.6 million, net of tax, to reflect the impact of this measurement date change. Also on January 1, 2008, we recorded $0.8 million relating to three months of amortization for transition obligations, prior service costs, and prior gains and losses within accumulated other comprehensive income.

Pension Obligation and Funded Status

Year Ended December 31	2009	2008
Millions		
Accumulated Benefit Obligation	$435.9	$406.6
Change in Benefit Obligation		
Obligation, Beginning of Year	$440.4	$421.9
Service Cost	5.7	7.3
Interest Cost	26.2	31.8
Actuarial Loss (Gain)	14.6	3.2
Benefits Paid	(25.5)	(29.9)
Participant Contributions	3.9	6.1
Obligation, End of Year	$465.3	$440.4
Change in Plan Assets		
Fair Value, Beginning of Year	$273.7	$405.6
Actual Return on Plan Assets	41.6	(120.2)
Employer Contribution	37.8	18.2
Benefits Paid	(25.5)	(29.9)
Fair Value, End of Year	$327.6	$273.7
Funded Status, End of Year	$(137.7)	$(166.7)

Net Pension Amounts Recognized in Consolidated Balance Sheet Consist of:		
Current Liabilities	$(0.9)	$(0.9)
Noncurrent Liabilities	$(136.8)	$(165.8)

Note 16. Pension and Other Postretirement Benefit Plans (Continued)

The pension costs that are reported as a component within our consolidated balance sheet, reflected in regulatory long-term assets and accumulated other comprehensive income, consist of the following:

Unrecognized Pension Costs

Year Ended December 31	2009	2008
Millions		
Net Loss	$196.5	$193.2
Prior Service Cost	1.8	2.4
Transition Obligation	–	–
Total Unrecognized Pension Costs	$198.3	$195.6

Components of Net Periodic Pension Expense

Year Ended December 31	2009	2008	2007
Millions			
Service Cost	$5.7	$5.8	$5.3
Interest Cost	26.2	25.4	23.4
Expected Return on Plan Assets	(33.8)	(32.5)	(30.6)
Amortization of Loss	3.4	1.6	4.9
Amortization of Prior Service Costs	0.6	0.6	0.6
Net Pension Expense	$2.1	$0.9	$3.6

Other Changes in Pension Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income and Regulatory Assets

Year Ended December 31	2009	2008
Millions		
Net Loss (Gain)	$6.8	$164.0
Amortization of Prior Service Costs	(0.6)	(0.6)
Amortization of Loss (Gain)	(3.4)	(1.6)
Total Recognized in Other Comprehensive Income and Regulatory Assets	$2.8	$161.8

Information for Pension Plans with an Accumulated Benefit Obligation in Excess of Plan Assets

Year Ended December 31	2009	2008
Millions		
Projected Benefit Obligation	$465.3	$440.4
Accumulated Benefit Obligation	$435.9	$406.6
Fair Value of Plan Assets	$327.6	$273.7

Note 16. Pension and Other Postretirement Benefit Plans (Continued)

Postretirement Health and Life Obligation and Funded Status

Year Ended December 31	2009	2008
Millions		
Change in Benefit Obligation		
Obligation, Beginning of Year	$166.9	$153.7
Service Cost	4.1	5.0
Interest Cost	10.0	11.7
Actuarial Loss	18.4	4.0
Participant Contributions	1.7	2.0
Plan Amendments	(1.3)	–
Benefits Paid	(7.7)	(9.5)
Obligation, End of Year	$192.1	$166.9
Change in Plan Assets		
Fair Value, Beginning of Year	$78.6	$90.9
Actual Return on Plan Assets	13.9	(25.2)
Employer Contribution	9.9	20.3
Participant Contributions	1.6	1.9
Benefits Paid	(7.6)	(9.3)
Fair Value, End of Year	$96.4	$78.6
Funded Status, End of Year	$(95.7)	$(88.3)

Net Postretirement Health and Life Amounts Recognized in Consolidated Balance Sheet Consist of:		
Current Liabilities	$(0.8)	$(0.7)
Noncurrent Liabilities	$(94.8)	$(87.6)

According to the accounting guidance for Retirement Benefits only assets in the VEBAs are treated as plan assets in the above table for the purpose of determining funded status. In addition to the postretirement health and life assets reported in the previous table, we had $18.2 million in irrevocable grantor trusts is included in Other Investments on our consolidated balance sheet at December 31, 2009 ($14.1 million at December 31, 2008).

The postretirement health and life costs that are reported as a component within our consolidated balance sheet, reflected in regulatory long-term assets and accumulated other comprehensive income, consist of the following:

Unrecognized Postretirement Health and Life Costs

Year Ended December 31	2009	2008
Millions		
Net Loss	$69.6	$59.2
Prior Service Cost	(1.3)	–
Transition Obligation	6.9	9.4
Total Unrecognized Postretirement Health and Life Costs	$75.2	$68.6

Components of Net Periodic Postretirement Health and Life Expense

Year Ended December 31	2009	2008	2007
Millions			
Service Cost	$4.1	$4.0	$4.2
Interest Cost	10.0	9.4	7.8
Expected Return on Plan Assets	(8.3)	(7.2)	(6.5)
Amortization of Loss	2.5	1.4	1.0
Amortization of Transition Obligation	2.5	2.5	2.4
Net Postretirement Health and Life Expense	$10.8	$10.1	$8.9

Note 16. Pension and Other Postretirement Benefit Plans (Continued)

Other Changes in Postretirement Benefit Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income and Regulatory Assets

Year Ended December 31	2009	2008
Millions		
Net Loss (Gain)	$12.9	$38.3
Prior Service Cost (Credit) Arising During the Period	(1.3)	–
Amortization of Transition Obligation	(2.5)	(2.5)
Amortization of Loss (Gain)	(2.5)	(1.4)
Total Recognized in Other Comprehensive Income and Regulatory Assets	$6.6	$34.4

Estimated Future Benefit Payments

	Pension	Postretirement Health and Life
Millions		
2010	$26.4	$7.5
2011	$26.9	$8.4
2012	$27.8	$9.2
2013	$28.8	$10.0
2014	$29.9	$10.9
Years 2015 – 2019	$165.0	$65.5

The pension and postretirement health and life costs recorded in other long-term assets and accumulated other comprehensive income expected to be recognized as a component of net pension and postretirement benefit costs for the year ending December 31, 2010, are as follows:

	Pension	Postretirement Health and Life
Millions		
Net Loss	$6.6	$4.8
Prior Service Costs	$0.5	$(0.1)
Transition Obligations	–	$2.5
Total Pension and Postretirement Health and Life Costs	$7.1	$7.2

Weighted-Average Assumptions Used to Determine Benefit Obligation

Year Ended December 31	2009	2008
Discount Rate	5.81%	6.12%
Rate of Compensation Increase	4.3 – 4.6%	4.3 – 4.6%
Health Care Trend Rates		
Trend Rate	8.5%	9%
Ultimate Trend Rate	5%	5%
Year Ultimate Trend Rate Effective	2017	2012

Weighted-Average Assumptions Used to Determine Net Periodic Benefit Costs

Year Ended December 31	2009	2008	2007
Discount Rate	6.12%	6.25%	5.75%
Expected Long-Term Return on Plan Assets			
Pension	8.5%	9.0%	9.0%
Postretirement Health and Life	6.8 – 8.5%	7.2 – 9.0%	5.0 – 9.0%
Rate of Compensation Increase	4.3 – 4.6%	4.3 – 4.6%	4.3 – 4.6%

Note 16. Pension and Other Postretirement Benefit Plans (Continued)

In establishing the expected long-term return on plan assets, we take into account the actual long-term historical performance of our plan assets, the actual long-term historical performance for the type of securities we are invested in, and apply the historical performance utilizing the target allocation of our plan assets to forecast an expected long-term return. Our expected rate of return is then selected after considering the results of each of those factors, in addition to considering the impact of current economic conditions, if applicable, on long-term historical returns.

The discount rate is computed using the Citigroup Pension Discount Curve adjusted for ALLETE's projected cash flows to match our plan characteristics. The Citigroup Pension Discount Curve is determined using high-quality long-term corporate bond rates at the valuation date.

Sensitivity of a One-Percentage-Point Change in Health Care Trend Rates

	One Percent Increase	One Percent Decrease
Millions		
Effect on Total of Postretirement Health and Life Service and Interest Cost	$2.1	$(1.8)
Effect on Postretirement Health and Life Obligation	$23.6	$(20.9)

Actual Plan Asset Allocations

	Pension		Postretirement Health and Life *(a)*	
	2009	2008	2009	2008
Equity Securities	53%	46%	54%	47%
Debt Securities	28%	32%	38%	40%
Real Estate	5%	6%	–	–
Private Equity	14%	16%	8%	9%
Cash	–	–	–	4%
	100%	100%	100%	100%

(a) Includes VEBAs and irrevocable grantor trusts.

Pension plan equity securities included $9.9 million, or 3.0 percent, of ALLETE common stock at December 31, 2009 (none at December 31, 2008).

To achieve strong returns within managed risk, we diversify our asset portfolio to approximate the target allocations in the table below. Equity securities are diversified among domestic companies with large, mid and small market capitalizations, as well as investments in international companies. The majority of debt securities are made up of investment grade bonds.

Plan Asset Target Allocations

	Pension	Postretirement Health and Life *(a)*
Equity Securities	50%	48%
Debt Securities	30%	34%
Real Estate	10%	9%
Private Equity	10%	9%
	100%	100%

(a) Includes VEBAs and irrevocable grantor trusts.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). We utilize market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. We primarily apply the market approach for recurring fair value measurements and endeavor to utilize the best available information. Accordingly, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs, which are used to measure fair value, are prioritized through the fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Note 16. Pension and Other Postretirement Benefit Plans (Continued)

Level 1 — Quoted prices are available in active markets for identical assets as of the reported date. Active markets are those in which transactions for the asset occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 — Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reported date. The types of assets included in Level 2 are typically either comparable to actively traded securities or contracts, such as treasury securities with pricing interpolated from recent trades of similar securities, or priced with models using highly observable inputs, such as commodity options priced using observable forward prices and volatilities.

Level 3 — Significant inputs that are generally less observable from objective sources. The types of assets included in Level 3 are those with inputs requiring significant management judgment or estimation, such as the complex and subjective models and forecasts used to determine the fair value.

Pension Fair Value

	At Fair Value as of December 31, 2009			
Recurring Fair Value Measures	**Level 1**	**Level 2**	**Level 3**	**Total**
Millions				
Assets:				
Equity Securities				
U.S. Large-cap *(a)*	$23.2	$27.5	$5.2	$55.9
U.S. Mid-cap Growth *(a)*	8.9	10.6	2.0	21.5
U.S. Small-cap *(a)*	8.6	10.1	1.9	20.6
International	–	66.4	–	66.4
ALLETE	9.9	–	–	9.9
Debt Securities:				
Mutual Funds	32.0	–	–	32.0
Fixed Income	–	59.3	–	59.3
Other Types of Investments:				
Private Equity Funds	–	–	44.7	44.7
Real Estate	–	–	17.3	17.3
Total Fair Value of Assets	$82.6	$173.9	$71.1	$327.6

(a) The underlying investments classified under U.S. Equity Securities represent Money Market Funds and U.S. Government Bonds (Level 1), Hedge Funds (Level 2), and Auction Rate Securities (Level 3), which are combined with futures, which settle daily, in a portable alpha program to achieve the returns of the U.S. Equity Securities Large-cap, Mid-cap Growth, and Small-cap funds. Our exposure with respect to these investments includes both the futures and the underlying investments.

Recurring Fair Value Measures **Activity in Level 3**	**Equity Securities (Auction Rate Securities)**	**Private Equity Funds**	**Real Estate**
Millions			
Balance as of December 31, 2008	$10.2	$43.2	$17.0
Actual Return on Plan Assets	0.1	(8.7)	(8.6)
Purchases, sales, and settlements, net	(1.1)	10.2	8.9
Balance as of December 31, 2009	$9.1	$44.7	$17.3

Note 16. Pension and Other Postretirement Benefit Plans (Continued)

Postretirement Health and Life Fair Value

	At Fair Value as of December 31, 2009			
Recurring Fair Value Measures	**Level 1**	**Level 2**	**Level 3**	**Total**
Millions				
Assets:				
Equity Securities				
U.S. Large-cap	$13.4	–	–	$13.4
U.S. Mid-cap Growth	9.0	–	–	9.0
U.S. Small-cap	6.3	–	–	6.3
International	21.4	–	–	21.4
Debt Securities:				
Mutual Funds	5.5	–	–	5.5
Fixed Income	–	$31.4	–	31.4
Other Types of Investments:				
Private Equity Funds	–	–	$9.4	9.4
Total Fair Value of Assets	$55.6	$31.4	$9.4	$96.4

Recurring Fair Value Measures Activity in Level 3	**Private Equity Funds**
Millions	
Balance as of December 31, 2008	$7.9
Actual Return on Plan Assets	(1.1)
Purchases, sales, and settlements, net	2.6
Balance as of December 31, 2009	$9.4

Accounting and disclosure requirements for the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Act) provides guidance for employers that sponsor postretirement health care plans that provide prescription drug benefits. We provide postretirement health benefits that include prescription drug benefits, which qualify us for the federal subsidy under the Act. The expected reimbursement for Medicare health subsidies reduced our after-tax postretirement medical expense by $2.0 million for 2009 ($1.2 million for 2008; $2.3 million in 2007). In 2005 we enrolled with the Centers for Medicare and Medicaid Services' (CMS) and began recovering the subsidy in 2007. We received a reimbursement of $0.6 million in 2009 and $0.3 million in 2007.

Note 17. Employee Stock and Incentive Plans

Employee Stock Ownership Plan. We sponsor a leveraged employee stock ownership plan (ESOP) within the RSOP. As of their date of hire, all employees of ALLETE, SWL&P and Minnesota Power Affiliate Resources are eligible to contribute to the plan. In 1990, the ESOP issued a $75 million note (term not to exceed 25 years at 10.25 percent) to us as consideration for 2.8 million shares (1.9 million shares adjusted for stock splits) of our newly issued common stock. The note was refinanced in 2006 at 6 percent. We make annual contributions to the ESOP equal to the ESOP's debt service less available dividends received by the ESOP. The majority of dividends received by the ESOP are used to pay debt service, with the balance distributed to participants. The ESOP shares were initially pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to participants based on the proportion of debt service paid in the year. As shares are released from collateral, we report compensation expense equal to the current market price of the shares less dividends on allocated shares. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; available dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest. ESOP compensation expense was $6.5 million in 2009 ($10.1 million in 2008; $9.2 million in 2007).

Note 17. Employee Stock and Incentive Plans (Continued)

According to the accounting guidance for stock compensation, unallocated ALLETE common stock currently held and purchased by the ESOP will be treated as unearned ESOP shares and not considered as outstanding for earnings per share computations. ESOP shares are included in earnings per share computations after they are allocated to participants.

Year Ended December 31	2009	2008	2007
Millions			
ESOP Shares			
Allocated	2.2	2.0	1.8
Unallocated	1.5	1.9	2.2
Total	3.7	3.9	4.0
Fair Value of Unallocated Shares	$49.0	$61.3	$87.1

Stock-Based Compensation. *Stock Incentive Plan.* Under our Executive Long-Term Incentive Compensation Plan (Executive Plan), share-based awards may be issued to key employees through a broad range of methods, including non-qualified and incentive stock options, performance shares, performance units, restricted stock, stock appreciation rights and other awards. There are 1.4 million shares of common stock reserved for issuance under the Executive Plan, with 0.6 million of these shares available for issuance as of December 31, 2009.

We had a Director Long-Term Stock Incentive Plan (Director Plan) which expired on January 1, 2006. No grants have been made since 2003 under the Director Plan. Approximately 3,879 options were outstanding under the Director Plan at December 31, 2009.

We currently have the following types of share-based awards outstanding:

Non-Qualified Stock Options. The options allow for the purchase of shares of common stock at a price equal to the market value of our common stock at the date of grant. Options become exercisable beginning one year after the grant date, with one-third vesting each year over three years. Options may be exercised up to ten years following the date of grant. In the case of qualified retirement, death or disability, options vest immediately and the period over which the options can be exercised is three years. Employees have up to three months to exercise vested options upon voluntary termination or involuntary termination without cause. All options are cancelled upon termination for cause. All options vest immediately upon retirement, death, disability or a change of control, as defined in the award agreement. We determine the fair value of options using the Black-Scholes option-pricing model. The estimated fair value of options, including the effect of estimated forfeitures, is recognized as expense on the straight-line basis over the options' vesting periods, or the accelerated vesting period if the employee is retirement eligible.

In 2009, no stock options were granted under our Executive Long-Term Incentive Compensation Plan. The following assumptions were used in determining the fair value of stock options granted during 2008 and 2007, respectively, under the Black-Scholes option-pricing model:

	2008	2007
Risk-Free Interest Rate	2.8%	4.8%
Expected Life	5 Years	5 Years
Expected Volatility	20%	20%
Dividend Growth Rate	4.4%	5.0%

The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the grant date. Expected volatility is estimated based on the historic volatility of our stock and the stock of our peer group companies. We utilize historical option exercise and employee pre-vesting termination data to estimate the option life. The dividend growth rate is based upon historical growth rates in our dividends.

Performance Shares. Under the performance share awards plan, the number of shares earned is contingent upon attaining specific performance targets over a three-year performance period. Performance goals are measured by total shareholder return relative to a group of peer companies. In the case of qualified retirement, death or disability during a performance period, a pro-rata portion of the award will be earned at the conclusion of the performance period based on the performance goals achieved. In the case of termination of employment for any reason other than qualified retirement, death or disability, no award will be earned. If there is a change in control, a pro-rata portion of the award will be paid based on the greater of actual performance up to the date of the change in control or target performance. The fair value of these awards is determined by the probability of meeting the total shareholder return goals. Compensation cost is recognized over the three-year performance period based on our estimate of the number of shares which will be earned by the award recipients.

Note 17. Employee Stock and Incentive Plans (Continued)

Restricted Stock Units. Under the restricted stock units plan, shares vest at the end of a three-year period, at which time the restrictions will be removed. In the case of qualified retirement, death or disability, a pro-rata portion of the award will be earned at the conclusion of the vesting period. In the case of termination of employment for any other reason other than qualified retirement, death or disability, no award will be earned. If there is a change in control, a pro-rata portion of the award will be paid. The fair value of these awards is equal to the grant date fair value. Compensation cost is recognized over the three-year vesting period based on our estimate of the number of shares which will be earned by the award recipients.

Employee Stock Purchase Plan (ESPP). Under our ESPP, eligible employees may purchase ALLETE common stock at a 5 percent discount from the market price. Because the discount is not greater than 5 percent, we are not required to apply fair value accounting to these awards.

Retirement Savings & Stock Ownership Plan (RSOP). The RSOP is a contributory defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, and qualifies as an employee stock ownership plan and profit sharing plan. The RSOP provides eligible employees an opportunity to save for retirement.

The following share-based compensation expense amounts were recognized in our consolidated statement of income for the periods presented.

Share-Based Compensation Expense Year Ended December 31	**2009**	**2008**	**2007**
Millions			
Stock Options	$0.3	$0.7	$0.8
Performance Shares	1.5	1.1	1.0
Restricted Stock Units	0.3	–	–
Total Share-Based Compensation Expense	$2.1	$1.8	$1.8
Income Tax Benefit	$0.8	$0.7	$0.7

There were no capitalized stock-based compensation costs at December 31, 2009, 2008, or 2007.

As of December 31, 2009, the total unrecognized compensation cost for the performance share awards and restricted stock units not yet recognized in our statements of income was $1.8 million and $0.5 million, respectively. These amounts are expected to be recognized over a weighted-average period of 1.7 years and 2.0 years, respectively.

The following table presents information regarding our outstanding stock options as of December 31, 2009.

	Number of Options	**Weighted-Average Exercise Price**	**Aggregate Intrinsic Value**	**Weighted-Average Remaining Contractual Term**
			Millions	
Outstanding as of December 31, 2008	672,419	$39.99	$(5.2)	6.9 years
Granted *(a)*	–	–		
Exercised	4,508	$18.85		
Forfeited	21,676	$42.62		
Outstanding as of December 31, 2009	646,235	$40.05	$(4.8)	5.9 years
Exercisable as of December 31, 2009	512,743	$37.34	$(3.7)	5.4 years

(a) Restricted stock units were issued in 2009, instead of stock options.

The weighted-average grant-date fair value of options was $6.18 for 2009 ($6.18 for 2008; $6.92 for 2007). The intrinsic value of a stock award is the amount by which the fair value of the underlying stock exceeds the exercise price of the award. The total intrinsic value of options exercised was $0.1 million during 2009 ($0.2 million in 2008; $0.4 million in 2007).

Note 17. Employee Stock and Incentive Plans (Continued)

As of December 31, 2009, options outstanding consisted of 0.1 million with exercise prices ranging from $18.85 to $29.79, 0.4 million with exercise prices ranging from $37.76 to $41.35 and 0.2 million with exercise prices ranging from $44.15 to $48.65. The options with exercise prices ranging from $18.85 to $29.79 have an average remaining contractual life of 2.1 years; all were exercisable as of December 31, 2009, at a weighted average price of $27.34. The options with exercise prices ranging from $37.76 to $41.35 have an average remaining contractual life of 6.3 years; 0.2 million were exercisable as of December 31, 2009, at a weighted average price of $39.47. The options with exercise prices ranging from $44.15 to $48.65 have an average remaining contractual life of 6.5 years; less than 0.2 million were exercisable as of December 31, 2009, at a weighted average price of $46.36.

Performance Shares. The following table presents information regarding our non-vested performance shares as of December 31, 2009.

	Number of Shares	Weighted-Average Grant Date Fair Value
Non-vested as of December 31, 2008	79,238	$47.94
Granted	69,800	$35.06
Unearned Grant Award	(24,615)	$41.97
Forfeited	(2,598)	$38.78
Non-vested as of December 31, 2009	121,825	$41.96

Less than 0.1 million performance share were granted in February 2009 for the performance period ending in 2011. The ultimate issuance is contingent upon the attainment of certain future performance goals of ALLETE during the performance periods. The grant date fair value of the performance share awards was $2.2 million.

No performance shares were awarded in February 2010 for the three-year performance period ending in 2009, as performance targets were not met. However, in accordance with the accounting guidance for stock compensation, no compensation expense previously recognized in connection with those grants will be reversed.

Restricted Stock Units. The following table presents information regarding our non-vested restricted stock units as of December 31, 2009.

	Number of Shares	Weighted-Average Grant Date Fair Value
Non-vested as of December 31, 2008	–	–
Granted	30,465	$29.41
Forfeited	(1,482)	$29.41
Non-vested as of December 31, 2009	28,983	$29.41

Less than 0.1 million restricted stock units were granted in February 2009 for the vesting period ending in 2011. The grant date fair value of the restricted stock unit awards was $0.9 million.

Note 18. Quarterly Financial Data (Unaudited)

Information for any one quarterly period is not necessarily indicative of the results which may be expected for the year.

Quarter Ended	Mar. 31	Jun. 30	Sept. 30	Dec. 31
Millions Except Earnings Per Share				
2009				
Operating Revenue	$199.6	$164.7	$178.8	$216.0
Operating Income	$31.1	$15.7	$25.4	$33.8
Net Income Attributable to ALLETE	$16.9	$9.4	$16.0	$18.7
Earnings Per Share of Common Stock				
Basic	$0.55	$0.29	$0.49	$0.56
Diluted	$0.55	$0.29	$0.49	$0.56
2008				
Operating Revenue	$213.4	$189.8	$201.7	$196.1
Operating Income	$31.3	$17.5	$33.2	$39.8
Net Income Attributable to ALLETE	$23.6	$10.7	$24.7	$23.5
Earnings Per Share of Common Stock				
Basic	$0.82	$0.37	$0.85	$0.78
Diluted	$0.82	$0.37	$0.85	$0.78

Schedule II

ALLETE
Valuation and Qualifying Accounts and Reserves

Year Ended December 31	Balance at Beginning of Year	Additions Charged to Income	Additions Other Changes	Deductions from Reserves *(a)*	Balance at End of Period
Millions					
Reserve Deducted from Related Assets					
Reserve For Uncollectible Accounts					
2007 Trade Accounts Receivable	$1.1	$1.0	–	$1.1	$1.0
Finance Receivables – Long-Term	0.2	–	–	–	0.2
2008 Trade Accounts Receivable	1.0	1.0	–	1.3	0.7
Finance Receivables – Long-Term	0.2	–	–	0.1	0.1
2009 Trade Accounts Receivable	0.7	1.3	–	1.1	0.9
Finance Receivables – Long-Term	0.1	0.3	–	–	0.4
Deferred Asset Valuation Allowance					
2007 Deferred Tax Assets	3.6	(0.3)	–	–	3.3
2008 Deferred Tax Assets	3.3	(2.9)	–	–	0.4
2009 Deferred Tax Assets	0.4	(0.1)	–	–	0.3

(a) Includes uncollectible accounts written off.

Exhibit 12

ALLETE
Computation of Ratios of Earnings to Fixed Charges (Unaudited)

Year Ended December 31	2009	2008	2007	2006	2005
Millions					
Earnings as defined:					
Pretax Income Before Non-Controlling Interest	$91.5	$126.4	$137.2	$128.2	$19.8
Add: Fixed Charges	38.3	30.3	26.6	27.7	27.3
Less: Non-Controlling Interest *(a)*	–	–	–	–	–
Undistributed Income from Less than 50 percent Owned Equity Investment	3.7	3.8	3.3	2.3	–
Earnings as defined:	126.1	152.9	160.5	153.6	47.1
Fixed Charges:					
Interest on Long-Term Debt	34.2	27.4	23.2	22.8	23.4
Other Interest Charges	1.6	0.4	1.5	2.9	1.1
Interest Component of All Rentals (b)	2.5	2.5	1.9	2.0	2.8
Total Fixed Charges	38.3	30.3	26.6	27.7	27.3
Ratio of Earnings to Fixed Charges	3.29	5.05	6.03	5.55	1.73

(a) Pre-tax income of subsidiaries that have not incurred fixed charges.
(b) Represents interest portion of rents estimated at 33 1/3 percent.

ALLETE Common Stock Performance

The following graph compares ALLETE's cumulative Total Shareholder Return on its common stock with the cumulative return of the S&P 500 Index and the NASDAQ Philadelphia Utility Index (Philadelphia Utility Index). The S&P 500 Index is a capitalization-weighted index of 500 stocks designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries. Because this composite index has a broad industry base, its performance may not closely track that of a composite index comprised solely of electric utilities. The Philadelphia Utility Index is a capitalization-weighted index of 20 utility companies involved in the production of electric energy.

The calculations assume a $100 investment on December 31, 2004, and reinvestment of dividends.


Total Shareholder Return for the
Five Years Ending December 31, 2009
$300
$250
$200
$150
$100
$50
$0
2004
2005
2006
2007
2008
2009
ALLETE
S&P 500 Index
Philadelphia Utility Index

	2004	2005	2006	2007	2008	2009
ALLETE	$100	$123	$134	$119	$101	$108
S&P 500 Index	$100	$105	$121	$128	$81	$102
Philadelphia Utility Index	$100	$118	$142	$169	$123	$135

Exhibit Index

Exhibit Number

10(d)1	-	Fourth Amended and Restated Committed Facility Letter, dated January 11, 2006, by and among ALLETE and LaSalle Bank National Association, as Agent
10(g)	-	Agreement dated December 16, 2005, among ALLETE, Wisconsin Public Service Corporation and WPS Investments, LLC
+10(h)1	-	ALLETE Executive Annual Incentive Plan as amended and restated with amendments through January 1, 2010
+10(h)3	-	Form of ALLETE Executive Annual Incentive Plan Form of Awards Effective 2010
+10(m)8	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan Performance Share Grant Effective 2010
+10(m)9	-	Form of ALLETE Executive Long-Term Incentive Compensation Plan – Restricted Stock Unit Grant Effective 2010
12	-	Computation of Ratios of Earnings to Fixed Charges
21	-	Subsidiaries of the Registrant
23(a)	-	Consent of Independent Registered Public Accounting Firm
31(a)	-	Rule 13a-14(a)/15d-14(a) Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31(b)	-	Rule 13a-14(a)/15d-14(a) Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	-	Section 1350 Certification of Annual Report by the Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99	-	ALLETE News Release dated February 12, 2010, announcing earnings for the year ended December 31, 2009. **(This exhibit has been furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.)**

Exhibit 10(d)1

FOURTH AMENDED AND RESTATED COMMITTED FACILITY LETTER

January 11, 2006

ALLETE, Inc.
30 West Superior Street
Duluth, Minnesota 55802
Attn: Corporate Treasurer

Ladies and Gentlemen:

Reference is hereby made to that certain Third Amended and Restated Committed Facility Letter among the banks party thereto, LaSalle Bank National Association, as agent for such banks and yourselves dated as of December 23, 2003, as amended by that certain First Amendment to Third Amended and Restated Committed Facility Letter dated as of December 14, 2004 (together with all exhibits, schedules, attachments, appendices and amendments thereof, the *"Existing Committed Facility Letter"*). The parties to the Existing Committed Facility Letter desire that the Existing Committed Facility Letter be amended and restated in its entirety, without constituting a novation, all on the terms and conditions contained herein. Accordingly, in consideration of the premises and the agreements, provisions and covenants contained herein, the Existing Committed Facility Letter is hereby amended and restated in its entirety to be and to read as hereinafter set forth.

LaSalle Bank National Association (the "*Agent*" and, in its individual capacity, a "*Bank*") and the other Banks (as defined below) are pleased to advise ALLETE, Inc. (the "*Company*") that the Banks (defined below) have severally approved, subject to the conditions outlined in this letter agreement (this "*Agreement*"), a committed credit facility (the "*Facility*"). The amount available under the Facility shall not exceed at any time the aggregate sum of the Commitments (defined below) as may be increased or decreased from time to time in accordance with the terms hereof. This Facility shall terminate on the Maturity Date (defined below). The Facility shall be available under the following terms and conditions (certain capitalized terms being used and not otherwise defined as set forth in Section 8):

1. LOANS.

The Company may from time to time before the Maturity Date borrow Eurodollar Loans, or if one or more conditions exist as set forth in Section 3(b) or Section 3(c) hereof, Prime Rate Loans. The aggregate outstanding amount of the Loans shall not at any time exceed the aggregate sum of the Commitments as increased or decreased in accordance with Section 1(d) hereof. The Company may borrow, repay and reborrow in accordance with the terms hereof.

a. Borrowing Procedures

i. Prime Rate Loans. Each Prime Rate Loan shall be on prior telephonic notice (promptly confirmed in writing) from any Authorized Officer received by the Agent not later than 11:00 a.m. (Chicago, Illinois time), on the day such Loan is to be made. Each such Notice of Borrowing shall specify (i) the borrowing date, which shall be a Banking Day, and (ii) the amount of the Loan. Each Prime Rate Loan shall be in the amount of $5,000,000 or a higher integral multiple of $1,000,000. A Prime Rate Loan shall only be available if the Agent has given written notice to the Company that one or more conditions exist as set forth in Section 3(b) or Section 3(c) hereof.

ii. Eurodollar Loans. Each Eurodollar Loan shall be made upon at least three Banking Days' prior written or telephonic notice from any Authorized Officer received by the Agent not later than 3:00 p.m. (Chicago, Illinois time). Each such Notice of Borrowing shall specify (i) the borrowing date, which shall be a Banking Day, (ii) the amount of such Loan, and (iii) the Interest Period for such Loan. Each Eurodollar Loan shall be in the amount of $5,000,000 or a higher integral multiple of $1,000,000.

iii. The Agent shall give prompt telephonic or telecopy notice to each Bank of the contents of each Notice of Borrowing and of such Bank's share of such Loan.

iv. Not later than 11:00 a.m. (Chicago time) (or 1:00 p.m. (Chicago time) in the case of any Prime Rate Loan) on the date of each borrowing, each Bank participating therein shall (except as provided in subsection (v) of this Section) make available its share of such Loan, in Federal or other funds immediately available in Chicago, to the Agent at its address set forth next to its signature below. Unless the Agent is notified by a Bank that any applicable condition specified in Section 4 has not been satisfied, the Agent will make the funds so received from the Banks available to the Company by depositing such funds in the manner specified in the related Notice of Borrowing.

v. Unless the Agent shall have received notice from a Bank prior to the date of any borrowing that such Bank will not make available to the Agent such Bank's share of such Loan, the Agent may assume that such Bank has made such share available to the Agent on the date of such borrowing in accordance with subsection (iv) of this Section 1(a), and the Agent may, in reliance upon such assumption (but shall not be obligated to), make available to the Company on such date a corresponding amount. If and to the extent that such Bank shall not have so made such share available to the Agent, such Bank and the Company severally agree to repay to the Agent forthwith on demand such corresponding amount together with interest thereon, for each day from the date such amount is made available to the Company until the date such amount is repaid to the Agent, at (i) in the case of the Company, a rate per annum equal to the higher of (x) the Prime Rate and (y) the interest rate applicable thereto pursuant to Section 1(b)(ii), and (ii) in the case of such Bank, the Prime Rate. If such Bank shall repay to the Agent such corresponding amount, such amount so repaid shall constitute such Bank's Loan included in such Loan for purposes of this Agreement.

b. Interest

i. Prime Rate Loans. The unpaid principal of each Prime Rate Loan shall bear interest to the Maturity Date at a rate per annum equal to the Prime Rate in effect from time to time *plus* the Applicable Margin. Accrued interest on Prime Rate Loans shall be payable quarterly on the 30th day of each December, March, June and September and on the Maturity Date.

ii. Eurodollar Loans. The unpaid principal amount of each Eurodollar Loan shall bear interest prior to maturity at a rate per annum equal to LIBOR in effect for the Interest Period with respect to such Eurodollar Loan plus the Applicable Margin. Accrued interest on each Eurodollar Loan shall be payable on the last day of the Interest Period applicable to such Loan and, if such Interest Period shall exceed three months, at three month intervals after the date of the Eurodollar Loan.

iii. Interest After Maturity. Any principal of any Loan which is not paid when due, whether at the stated maturity, upon acceleration or otherwise, shall bear interest from and including the date such principal shall have become due to (but not including) the date of payment thereof in full at a rate per annum equal to the Prime Rate from time to time in effect *plus* the Applicable Margin *plus* 2.0% per annum (but until the end of any Interest Period for a Eurodollar Rate Loan, not less than 2.0 % in excess of the rate otherwise applicable for such Loan). After maturity, accrued interest shall be payable on demand.

iv. Maximum Rate. In no event shall the interest rate applicable to any amount outstanding hereunder exceed the maximum rate of interest allowed by applicable law, as amended from time to time. Any payment of interest or in the nature of interest in excess of such limitation shall be credited as a payment of principal unless the Company shall request the return of such amount.

v. Method of Calculating Interest and Fees. Interest on each Loan shall be computed on the basis of a year consisting of (i) 365/366, as applicable, days for Prime Rate Loans, and (ii) 360 days for Eurodollar Loans, and paid for actual days elapsed. Fees shall be computed on the basis of a year consisting of 360 days and paid for actual days elapsed.

c. Disbursements and Payments

The Agent shall transfer the proceeds of each Loan as directed by an Authorized Officer. Each Eurodollar Loan shall be payable on the earlier of the last day of the Interest Period applicable thereto or the Maturity Date. Each Prime Rate Loan shall be payable on the Maturity Date. All payments to the Banks shall be made to the Agent at LaSalle Bank National Association ABA No. 071 000 505, Account No. 1378018, reference ALLETE not later than 2:00 p.m., Chicago, Illinois time, on the date when due and shall be made in lawful money of the United States of America (in freely transferable U.S. dollars) and in immediately available funds. Any payment that shall be due on a day, which is not a Banking Day, shall be payable on the next Banking Day, subject to the definition of "Interest Period".

d. Prepayment; Commitment Increases and Reductions

The Company may prepay any Loan in whole or in part from time to time (but, if in part, in an amount not less than $1,000,000 and integral multiples of $1,000,000 in excess thereof) without premium or penalty (subject to the following paragraph) upon (i) 3 Business Days prior written notice to the Agent with respect to any Eurodollar Loan and (ii) prior written notice delivered to the Agent prior to 10:00 a.m. (Chicago, Illinois time) on the date of such prepayment with respect to any Prime Rate Loan.

If the Company shall prepay any Loan, it shall pay to the Agent at the time of each prepayment, or at such later time designated by the Agent, any and all costs described in Section 3(g) hereof.

The Company may permanently reduce the amount of Commitments from time to time in amounts not less than $1,000,000 and integral multiples of $1,000,000 in excess thereof without premium or penalty upon 3 Business Days prior written notice to the Agent, provided that the aggregate amount of Commitments shall not exceed the aggregate principal amount of Loans then outstanding. Any such reduction shall be applied ratably to the Commitments of the Banks and may not be reinstated.

The initial aggregate amount of Commitments under this Agreement equals ONE HUNDRED FIFTY MILLION DOLLARS ($150,000,000). Notwithstanding the foregoing to the contrary and so long as no Event of Default exists, the Company may, upon written election delivered to Agent, permanently increase the aggregate Commitments under this facility by an amount not to exceed $50,000,000 to TWO HUNDRED MILLION DOLLARS ($200,000,000) (less the amount of any previous reductions of the Commitments pursuant to this Section 1(d)), by (a) increasing the Commitments of one or more Banks which have agreed to such increase and/or (b) adding one or more commercial banks or other Persons as a Bank hereto (each an "*Additional Bank*") with a Commitment in an amount agreed to by any such Additional Bank; *provided* that no Additional Bank shall be added as a party hereto without the written consent of the Agent (which shall not be unreasonably withheld) or if an Event of Default then exists. Any such Commitment increases shall be in minimum aggregate amounts of $10,000,000 and $5,000,000 multiples in excess thereof. In no event shall the aggregate Commitments exceed $200,000,000. Any increase in the aggregate Commitments pursuant to this clause (d) shall be effective three Business Days after the conditions precedent date set forth in Section 4(c) are either fully satisfied or waived by Agent in writing. The Agent shall promptly notify the Company and the Banks of any increase in the amount of the aggregate Commitments pursuant to this Section and of the Commitment of each Bank after giving effect thereto. The Company acknowledges that, in order to maintain Loans in accordance with each Bank's pro-rata share of all outstanding Loans prior to any increase in the aggregate Commitments pursuant to this Section, a reallocation of the Commitments as a result of a non-pro-rata increase in the aggregate Commitments may require prepayment of all or portions of certain Loans on the date of such increase (and any such prepayment shall be subject to the provisions of Section 3(g)).

e. Note

The Company's obligations with respect to the Loans shall be evidenced by a note for each Bank in the form attached as Exhibit A (each, a "*Note*" and, collectively, the "*Notes*"). The amount, the rate of interest for each Loan and the Interest Period (if applicable) shall be endorsed by the respective Bank on the schedule attached to its Note, or at any Bank's option, in its records, which schedule or records shall be conclusive, absent manifest error, *provided, however*, that the failure of any Bank to record any of the foregoing or any error in any such record shall not limit or otherwise affect the obligation of the Company to repay all Loans made to it hereunder together with accrued interest thereon. The Company agrees to issue new notes to replace any existing Notes if requested by Agent in the event that the Commitments are increased pursuant to the terms of Section 1(d) hereof.

f. Maturity

All of the Obligations shall become due and payable on the Maturity Date (as defined below) or upon the earlier termination of this Agreement. Without limiting the foregoing, all unpaid Obligations, if not sooner declared to be due in accordance with the terms hereof, together with all accrued and unpaid interest thereon, shall be due and payable in full on January 11, 2011 (the "*Initial Maturity Date*") or, if an Extension Option has been duly and timely exercised by the Company in accordance with the terms hereof, on the applicable Extended Maturity Date (as defined below). The date when all Obligations are due and payable hereunder, whether the Initial Maturity Date, an Extended Maturity Date, by acceleration or otherwise, is referred to as the "*Maturity Date*". Until all Obligations have been fully paid and satisfied (other than contingent indemnification obligations to the extent no unsatisfied claim with respect thereto has been asserted), this Agreement shall continue in force and effect for the benefit of Agent and the Banks and Agent shall be entitled to exercise all rights and remedies available to it hereunder and under applicable laws.

Provided that no Event of Default then exists, either on the date that the Company delivers an Extension Request or on the applicable Maturity Date being extended, the Company shall have the right (the "*Extension Option*") to extend the term of this Agreement for two additional 12-month periods commencing, in the case of (i) the first Extension Option, on the Initial Maturity Date and ending on January 11, 2012, and (ii) the second Extension Option, beginning on January 11, 2012 and ending on January 11, 2013 (each an "*Extended Maturity Date*"), upon and subject to the following terms, provisions and conditions:

(i) the Company shall deliver an Extension Request to Agent of its election to exercise the Extension Option in a timely manner as specified in the definition of Extension Request, accompanied by a statement certifying that no Event of Default then exists;

(ii) no condition or circumstance then exists which could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Change;

(iii) Agent shall have received notice on or before the date that is 10 Business Days prior to the then applicable anniversary of the Closing Date that Banks having Commitments in excess of 50% of the aggregate Commitments then in effect (after giving effect to any concomitant or pending increase in Commitments being made pursuant to Section 1(d)) intend to renew their respective Commitments; and

(iv) except as expressly provided to the contrary in this Agreement, all of the other terms, provisions and conditions of this Agreement, the Note and the Loan Documents remain in full force and effect in accordance with their respective terms, including without limitation, the obligation to make monthly payments of interest at the then applicable interest rate.

Each Bank may elect, in its sole and absolute discretion to extend its Commitment in accordance with the Extension Request of the Company. Any Bank failing to respond within 10 Business Days of receiving written notice by Agent of its receipt of an Extension Request shall be deemed to have declined and to have refused to consent to such Extension Request. If Banks (including Replacement Banks, as defined below) holding more than 50% of the aggregate amount of the renewed Commitments (after giving effect to any concomitant or pending increase in Commitments being made pursuant to Section 1(d)) consent to the Extension Request of the Company, then the then applicable Maturity Date shall be extended by one additional year in accordance with such Extension Request, but only with respect to those Banks consenting to such extension of its Commitment.

g. <u>Replacement of Non-consenting Banks.</u>

If any Bank declines to extend the Maturity Date in connection with its Commitment pursuant to an Extension Request made by the Company, then the Company may, at its sole expense and effort, upon notice to such Bank and the Agent, require such Bank to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 9(o)), all of its interests, rights and obligations under this Agreement and the related Loan Documents to an assignee (a "*Replacement Bank*") that shall assume such obligations (which assignee may be another Bank, if a Bank accepts such assignment), *provided* that:

(i) the Company shall have paid to the Agent the assignment fee specified in Section 9(o);

(ii) such Bank shall have received payment of an amount equal to the outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any amounts under Section 3(g)) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Company (in the case of all other amounts); and

(iii) such assignment does not conflict with applicable law.

A Bank shall not be required to make any such assignment or delegation if, prior thereto, such Bank consents to the Extension Request.

2. FEES.

a. Certain Fees

The Company shall pay, or cause to be paid, to the Agent certain fees set forth in the Fee Letter at the time specified in the Fee Letter for payment of such amounts.

b. Facility Fee

The Company agrees to pay to the Banks a facility fee on the amount of the Facility (whether or not used) at a rate per annum equal to the Facility Fee Rate. Such facility fee shall be payable by the Company quarterly on the 30th day of each December, March, June and September after the date hereof and on the Maturity Date as set forth in Section 1(c) hereof.

c. Utilization Fee

For each day the aggregate amount of Loans outstanding exceeds 50% of the Commitments as in effect on such day, the Company agrees to pay to the Banks, in addition to any other amounts payable hereunder, a utilization fee on the aggregate outstanding amount of Loans on such date at a rate per annum equal to the Utilization Fee Rate. Such utilization fee shall be payable by the Company on the date when the next interest payment on such Loans is due in accordance with Section 1(b) hereof and on the Maturity Date as set forth in Section 1(c) hereof.

3. ADDITIONAL PROVISIONS RELATING TO LOANS.

a. Increased Cost

The Company agrees to reimburse each Bank for any increase in the cost to such Bank of, or any reduction in the amount of any sum receivable by such Bank in respect of, making or maintaining any Eurodollar Loans (including the imposition, modification or deemed applicability of any reserves, deposits or similar requirements). The additional amount required to compensate any Bank for such increased cost or reduced amount shall be payable by the Company to such Bank within five days of the Company's receipt of written notice from such Bank specifying such increased cost or reduced amount and the amount required to compensate such Bank therefor, which notice shall, in the absence of manifest error, be conclusive and binding on the Company. In determining such additional amount, a Bank may use reasonable averaging, attribution and allocation methods.

b. Deposits Unavailable or Interest Rate Unascertainable; Impracticability

If the Company has notified the Agent of its intention to borrow a Eurodollar Loan for an Interest Period and the Agent or any Bank determines (which determination shall be conclusive and binding on the Company) that:

(1) deposits of the necessary amount for such Interest Period are not available to such Bank in the London interbank market or, by reason of circumstances affecting such market, adequate and reasonable means do not exist for ascertaining the Eurodollar Rate for such Interest Period; or

(2) LIBOR will not adequately and fairly reflect the cost to the Bank of making or funding a Eurodollar Loan for such Interest Period; or

(3) the making or funding of Eurodollar Loans has become impracticable as a result of any event occurring after the date of this Agreement which, in the opinion of the Bank, materially and adversely affects such Loans or the interbank eurodollar market;

then any notice of a Eurodollar Loan previously given by the Company and not yet borrowed shall be deemed to be a notice to make a Prime Rate Loan.

c. Changes in Law Rendering Eurodollar Loans Unlawful

If at any time due to the adoption of, or change in, any law, rule, regulation, treaty or directive or in the interpretation or administration thereof by any court, central bank, governmental authority or governmental agency charged with the interpretation or administration thereof, or for any other reason arising subsequent to the date hereof, it shall become (or, in the good faith judgment of any Bank, raise a substantial question as to whether it is) unlawful for such Bank to make or fund any Eurodollar Loan, Eurodollar Loans shall not be made hereunder for the duration of such illegality. If any such event shall make it unlawful for any Bank to continue any Eurodollar Loans previously made by it hereunder, the Company shall, after being notified by such Bank of the occurrence of such event, on such date as shall be specified in such notice, either convert such Eurodollar Loan to a Prime Rate Loan or prepay in full such Eurodollar Loan, together with accrued interest thereon, without any premium or penalty (except as provided in Section 3(g)).

d. Discretion of the Banks as to Manner of Funding

Each Bank shall be entitled to fund and maintain its funding of all or any part of the Loans in any manner it sees fit; it being understood, however, that for purposes of this Note, all determinations hereunder shall be made as if such Bank had actually funded and maintained each Eurodollar Loan during the Interest Period for such Eurodollar Loan through the purchase of deposits having a term corresponding to such Interest Period and bearing an interest rate equal to LIBOR for such Interest Period.

e. Taxes

All payments by the Company of principal of, and interest on, the Loans and all other amounts payable hereunder shall be made free and clear of and without deduction for any present or future income, excise, stamp or franchise taxes and other taxes, fees, duties, withholdings or other charges of any nature whatsoever imposed by any taxing authority, but excluding franchise taxes and taxes imposed on or measured by each respective Bank's net income or receipts (such non-excluded items being called "*Taxes*"). If any withholding or deduction from any payment to be made by the Company hereunder is required in respect of any Taxes pursuant to any applicable law, rule or regulation, then the Company will

i. pay directly to the relevant authority the full amount required to be so withheld or deducted;

ii. promptly forward to each Bank an official receipt or other documentation satisfactory to such Bank evidencing such payment to such authority; and

iii. pay to each Bank such additional amount or amounts as is necessary to ensure that the net amount actually received by such Bank will equal the full amount such Bank would have received had no such withholding or deduction been required.

Moreover, if any Taxes are directly asserted against any Bank or on any payment received by such Bank hereunder, such Bank may pay such Taxes and the Company will promptly pay such additional amount (including any penalty, interest or expense) as is necessary in order that the net amount received by such Bank after the payment of such Taxes (including any Taxes on such additional amount) shall equal the amount such Bank would have received had no such Taxes been asserted.

If the Company fails to pay any Taxes when due to the appropriate taxing authority or fails to remit to any Bank the required receipts or other required documentary evidence, the Company shall indemnify such Bank for any incremental Tax, interest, penalty or expense that may become payable by such Bank as a result of any such failure.

f. Increased Capital Costs

If any change in, or the introduction, adoption, effectiveness, interpretation, reinterpretation or phase-in of, any law or regulation, directive, guideline, decision or request (whether or not having the force of law) of any court, central bank, regulator or other governmental authority affects or would affect the amount of capital required or expected to be maintained by any Bank or any entity controlling any Bank, and such Bank determines (in its sole and absolute discretion) that the rate of return on its or such controlling entity's capital as a consequence of the Loans made by such Bank or the commitment hereunder is reduced to a level below that which such Bank or such controlling entity could have achieved but for the occurrence of any such circumstance, then, in any such case, upon notice from time to time by any Bank to the Company, the Company shall immediately pay directly to such Bank additional amounts sufficient to compensate such Bank or such controlling entity for such reduction in rate of return. A statement of any Bank as to any such additional amount or amounts (including calculations thereof in reasonable detail) shall, in the absence of manifest error, be conclusive and binding on the Company. In determining such amount, each Bank may use reasonable averaging, attribution and allocation methods.

g. Funding Losses

The Company will indemnify the Banks upon demand against any loss or expense which any Bank may sustain or incur (including, without limitation, any loss or expense sustained or incurred in obtaining, liquidating or employing deposits or other funds acquired to effect, fund or maintain any Loan) as a consequence of (i) any failure of the Company to make any payment when due of any amount due hereunder, (ii) any failure of the Company to borrow a Loan on a date specified therefor in a notice thereof, or (iii) any payment (including any payment upon any Bank's acceleration of the Loans) or prepayment of any Eurodollar Loan on a date other than the last day of the Interest Period for such Loan.

4. CONDITIONS PRECEDENT.

a. Initial Loan

The obligation of each Bank to make the initial Loan shall be subject to the prior or concurrent satisfaction of each of the following conditions precedent:

i. The Company shall have delivered to the Agent a certificate dated the date of the initial Loan of its Secretary or Assistant Secretary as to (i) resolutions of its Board of Directors then in full force and effect authorizing the execution, delivery and performance of this Agreement, the Notes, and each of the other Loan Documents; and (ii) the incumbency and signatures of those of its officers authorized to act with respect to this Agreement, the Note and each of the Loan Documents executed by it, upon which certificate the Banks may conclusively rely until it shall have received a further certificate of the Secretary or Assistant Secretary of the Company canceling or amending such prior certificate.

ii. Each Bank shall have received its respective Note duly executed and delivered by the Company.

iii. The Agent shall have received an opinion dated the date of the initial Loan from counsel to the Company in form satisfactory to the Agent.

b. Each Loan

The obligation of each Bank to make any Loan (including the initial Loan) shall be subject to the following statements being true and correct before and after giving effect to such Loan: (i) the representations and warranties set forth in Section 5 shall be true and correct with the same effect as if then made (unless stated to relate solely to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date); and (ii) no Event of Default or Unmatured Event of Default shall have occurred and be continuing, *provided* that this subsection 4(b)(ii) shall not apply to an Event of Default occurring solely under clause (vii) of subsection 7(a) with respect to a Loan if the proceeds of such Loan will be used exclusively to repay the Company's commercial paper (and, in the event of any such Loan, the Agent may require the Company to deliver information sufficient to disburse the proceeds of such Loan directly to the holders of such commercial paper or a paying agent therefor).

Each request for a Loan shall be deemed a representation by the Company, as to the matters set forth in this Section.

c. Conditions Precedent to Facility Increase

The effectiveness of any increase in the aggregate Commitments hereunder pursuant to subsection 1(d) hereof, and the ability of the Company to borrow additional Loans in accordance with any such increased Commitment are subject to the satisfaction of the following conditions (unless waived in writing by Agent and the Banks):

i. Agent shall have received and accepted the applicable documentation memorializing and evidencing such Commitment increases by the applicable Banks together with any joinders to this Agreement from Additional Banks, all in form and substance reasonably acceptable to Agent;

ii. This Agreement shall be amended to the extent necessary or reasonably required by Agent in connection with any such increase in Commitments;

iii. The Company shall have issued new or replacement Notes as may be requested by any Bank;

iv. The Agent shall have received such resolutions, consents and/or legal opinions of counsel to the Company as reasonably required to evidence the power and authority of the Company to incur the additional indebtedness associated with such increase in Commitments and its compliance with all corporate formalities necessary to duly effectuate the same;

v. No Event of Default shall exist at the time such increase is requested or otherwise would become effective; and

vi. Agent shall have received such other documentation and deliveries as it shall reasonably require.

5. REPRESENTATIONS.

The Company represents and warrants to the Banks that:

a. Organization

It is a corporation duly organized and in good standing under the laws of its state of organization and duly qualified to do business in each jurisdiction where such qualification is necessary.

b. Authorization

The execution and delivery of this Agreement, the Note and the other Loan Documents and the performance by the Company of its obligations hereunder and thereunder are within the Company's powers and have been duly authorized by all necessary action on the Company's part, and do not and will not contravene or conflict with the Company's organizational documents or violate or constitute a default under any law, rule or regulation any presently existing requirement or restriction imposed by judicial, arbitral or other governmental instrumentality or any agreement, instrument or indenture by which the Company is bound.

c. Enforceability

This Agreement is the Company's legal, valid and binding obligation, enforceable in accordance with its terms.

d. Financial Statements

The audited financial statements of the Company as of December 31, 2004 and the interim financial statements of the Company as of September 30, 2005, copies of which have been furnished to the Agent, have been prepared in accordance with generally accepted accounting principles consistently applied, and present fairly the financial condition of the Company at the date thereof and the results of its operations for the period then ended. Since the date of such interim financial statements, there has been no Material Adverse Change.

e. Use of Proceeds

The Company agrees that proceeds of any Loan shall be used solely for the purpose of providing liquidity support with respect to commercial paper borrowings of the Company or for other valid general corporate purposes.

6. COVENANTS.

From the date of this Agreement and thereafter until the termination of the Facility and until the Obligations are paid in full, the Company agrees that it will:

a. Financial Information. Furnish to the Agent:

i. As soon as available and in any event within 60 days after the end of each of the first three fiscal quarters of each fiscal year of the Company, consolidated balance sheets, statements of earnings and cash flow of the Company and its Subsidiaries, and internally prepared unaudited consolidating (A) balance sheets and (B) statements of earnings of the Company, each for such quarter and for the period commencing at the beginning of such fiscal year and ending with the end of such quarter, certified by the chief financial officer of the Company (all of which consolidating balance sheets and consolidating statements of earnings shall be treated by the Banks as confidential information of the Company, whether or not specifically marked as such);

ii. as soon as available and in any event within 120 days after the end of each fiscal year of the Company, a copy of the annual audit report for such fiscal year for the Company, including consolidated balance sheets as of the end of such fiscal year and statements of earnings and cash flow for such fiscal year of the Company and its Subsidiaries, in each case certified in a manner acceptable to the Agent by independent public accountants acceptable to the Agent together with the internally prepared unaudited consolidating (a) balance sheets as of the end of such fiscal year, and (b) statements of earnings for the period commencing at the beginning of such fiscal year and ending with the end of such fiscal year of the Company (all of which consolidating balance sheets and statements of earnings shall be treated by the Banks as confidential information of the Company, whether or not specifically marked as such);

iii. upon the occurrence of a Unmatured Event of Default or Event of Default, notice of such Unmatured Event of Default or Event of Default; and

iv. such other information with respect to the condition or operations, financial or otherwise, of the Company as any Bank may from time to time reasonably request.

b. Margin Stock

Not, and not permit any Subsidiary or affiliate of the Company to, use the proceeds of any Loan, directly or indirectly, for the purpose of purchasing or carrying any Margin Stock, for the purpose of reducing or retiring any indebtedness which was originally incurred to purchase or carry any Margin Stock or for any other purpose which might cause any of the Loans to be considered a "purpose credit" within the meaning of Regulation T, U or X of the Federal Reserve Board.

c. Fundamental Changes.

The Company shall maintain and preserve, and cause each Material Subsidiary to maintain and preserve, (a) its existence and good standing in the jurisdiction of its organization, and (b) its qualification to do business and good standing in each jurisdiction where the nature of its business makes such qualification necessary (except in those instances in which the failure to be qualified or in good standing would not result in a Material Adverse Change) and shall not:

i. Enter into any transaction of merger of consolidation or amalgamation, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution); or

ii. Convey, sell, lease, transfer or otherwise dispose of, in one transaction or a series of transactions, all or a substantial portion of its business or property without the prior written consent of the Required Banks, which consent shall not be unreasonably withheld.

Notwithstanding the foregoing provisions of this subsection (c), the Company may merge or consolidate with any other Person if the Company is the surviving corporation or the surviving corporation assumes the liabilities of the Company by operation of law or otherwise.

d. Maximum Ratio of Funded Debt to Total Capital

The Company shall at all times, measured as of the end of each fiscal quarter of the Company maintain a maximum ratio of Funded Debt to Total Capital of 0.65 to 1.0.

e. Compliance with Laws

The Company, its Subsidiaries and its affiliates shall comply with the requirements of all applicable laws, rules and regulations, except to the extent such Person's noncompliance could not reasonably be expected to result in a Material Adverse Change. Notwithstanding and without limiting the generality of the foregoing, none of the Company, its Subsidiaries, its affiliates or any of their respective agents acting or benefiting in any capacity in connection with the transactions contemplated by this Agreement is (i) in violation of any Terrorism Law, (ii) engages in or conspires to engage in any transaction that has the purpose of evading or avoiding or is designed to evade or avoid, or attempts to violate, any of the prohibitions set forth in any Terrorism Law, or (iii) is a Blocked Person. No such Person nor, to the knowledge of any such Person, any of its affiliates or agents acting or benefiting in any capacity in connection with the transactions contemplated by this Agreement, (x) conducts any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of any Blocked Person, or (y) deals in, or otherwise engages in any transaction relating to, any property or interest in property blocked pursuant to Executive Order No. 13224, any similar executive order or other Terrorism Law. The Company will not, nor will it permit any Subsidiary to, directly or indirectly, knowingly enter into any material contract with any Person who is a Blocked Person. The Company shall immediately notify Agent if it has knowledge that any affiliate thereof is or becomes a Blocked Person, or (i) is convicted on, (ii) pleads *nolo contendere* to, (iii) is indicted on or (iv) is arraigned and held over on charges involving money laundering or predicate crimes to money laundering. The Company will not, nor will it permit any Subsidiary to, directly or indirectly, (i) conduct any business or engage in any transaction or dealing with any Blocked Person, including, without limitation, the making or receiving of any contribution of funds, goods or services to or for the benefit of any Blocked Person, (ii) deal in, or otherwise engage in any transaction relating to, any property or interests in property blocked pursuant to Executive Order No. 13224, any similar executive order or other Terrorism Law, or (iii) engage in or conspire to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in Executive Order No. 13224 or other Terrorism Law.

7. EVENTS OF DEFAULT.

a. Events. Each of the following shall constitute an Event of Default:

i. The Company fails to pay when due any principal of, or interest on, any Loan or any other amount payable hereunder or under any Note;

ii. Any material representation or warranty of the Company made or deemed made hereunder or under any other writing or certificate furnished by or on behalf of the Company to the Agent for the purposes of or in connection with this Agreement shall prove to have been false or misleading in any material respect when made or deemed made;

iii. The Company defaults in the due performance or observance of Section 6(b) hereof or the Company defaults in any material respect in the due performance or observance of any other agreement contained herein or in any other Loan Document and such default shall continue for 30 days after notice thereof shall have been given to the Company from the Agent;

iv. The maturity of any indebtedness of the Company under any agreement or obligation in an aggregate principal amount exceeding $20,000,000 shall be accelerated, or any default shall occur under one or more agreements or instruments under which such indebtedness may be issued or created and such default shall continue for a period of time sufficient to permit the holder or beneficiary of such indebtedness or a trustee therefor to cause the acceleration of the maturity of such indebtedness or any mandatory unscheduled prepayment, purchase or funding thereof;

v. Judgments or orders for the payment of money in excess of $20,000,000 shall be rendered against the Company and such judgments or orders shall continue unsatisfied and unstayed for a period of 30 days:

vi. The Company or any Material Subsidiary shall

(1) become insolvent or generally fail to pay, or admit in writing its inability or unwillingness to pay, debts as they become due;

(2) apply for, consent to or acquiesce in the appointment of a trustee, receiver, sequestrator or other custodian for the Company or any Material Subsidiary or any property thereof, or make a general assignment for the benefit of creditors;

(3) in the absence of such application, consent or acquiescence, permit or suffer to exist the appointment of a trustee, receiver, sequestrator or other custodian for the Company or any Material Subsidiary or for a substantial part of the property thereof, and such trustee, receiver, sequestrator or other custodian shall not be discharged within 30 days;

(4) permit or suffer to exist the commencement of any bankruptcy, reorganization, debt arrangement or other case or proceeding under any bankruptcy or insolvency law, or any dissolution, winding up or liquidation proceeding, in respect of the Company or any Material

Subsidiary and, if any such case or proceeding is not commenced by the Company or such Material Subsidiary, such case or proceeding shall be consented to or acquiesced in by the Company or such Material Subsidiary or shall result in the entry of an order for relief or shall remain for 60 days undismissed; or

(5) take any action authorizing, or in furtherance of, any of the foregoing; or

vii. any Material Adverse Change shall have occurred.

b. Remedies

Upon the occurrence of an Event of Default under Section 7(a)(vi), the commitment of the Banks to make Loans shall be terminated and the Notes and all other obligations hereunder shall become immediately due and payable in full; and upon the occurrence of any other Event of Default, the commitment of the Banks to make Loans may be terminated by the Banks and the Agent may declare the Notes and the principal of and accrued interest on each Loan, and all other amounts payable hereunder, to be forthwith due and payable in full.

8. DEFINITIONS.

As used in this Agreement:

"Agent" means LaSalle Bank National Association, in its capacity as Agent for the Banks hereunder, and its successors in such capacity.

"Applicable Margin" means (i) with respect to Eurodollar Loans, (a) 0.285% per annum for any day Level I Status exists; (b) 0.375% per annum for any day Level II Status exists; (c) 0.450% per annum for any day Level III Status exists; (d) 0.600% per annum for any day Level IV Status exists; (e) 0.825% per annum for any day Level V Status exists, and (f) 1.025% per annum for any day Level VI Status exists; and (ii) with respect to Prime Rate Loans, (a) 0.000% per annum for any day Level I Status exists; (b) 0.000% per annum for any day Level II Status exists; (c) 0.000% per annum for any day Level III Status exists; (d) 0.500% per annum for any day Level IV Status exists; (e) 0.750% per annum for any day Level V Status exists; and (f) 1.500% per annum for any day Level VI Status exists.

"Authorized Officer" means each officer or employee of the Company who is authorized to request Loans, to confirm in writing any such request and to agree to rates of interest, as set forth on the schedule of Authorized Officers most recently delivered by the Company to the Agent.

"Bank" means each bank listed on the signature page hereof, or which subsequently becomes a party hereto by execution of a Joinder Agreement, and its successors and assigns.

"Banking Day" means any day other than a Saturday, Sunday or other day on which the Banks are required or permitted to close in Chicago and, with respect to Eurodollar Loans on which dealings in Dollars are carried on in the London interbank market.

“Blocked Person” means any Person: (i) listed in the annex to, or is otherwise subject to the provisions of, Executive Order No. 13224; (ii) a Person owned or controlled by, or acting for or on behalf of, any Person that is listed in the annex to, or is otherwise subject to the provisions of, Executive Order No. 13224; (iii) a Person with which any Bank is prohibited from dealing or otherwise engaging in any transaction by any Terrorism Law; (iv) a Person that commits, threatens or conspires to commit or supports "terrorism" as defined in Executive Order No. 13224 Executive Order No. 13224 (September 23, 2001) Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit or Support Terrorism (66 Fed. Reg. 49079(2001), any related enabling legislation or any other similar Executive Orders related thereto; or (v) a Person that is named a "specially designated national" or "blocked person" on the most current list published by OFAC or other similar list.

“Closing Date” means January 11, 2006.

"Commitment" means, with respect to each Bank, the amount set forth opposite the name of such Bank on the signature pages hereof, or on a Joinder Agreement, as applicable.

"Eurodollar Loan" means any Loan which bears interest at a rate determined with reference to LIBOR (*plus* the Applicable Margin).

"Event of Default" means an event described in Section 7(a).

“Extension Request” means an request made by the Company, in writing, to the Agent to extend the then applicable Maturity Date for an additional period of one year, such request to be made by Borrower on or before 45 days prior to the next occurring anniversary of the Closing Date but not earlier than 90 days prior to such Closing Date anniversary and in any event prior to 365 days before the Maturity Date being extended, and which request shall be irrevocable once made but may be consented to by each Bank in its sole and absolute discretion and which may be subject to such further conditions, credit approval procedures, documentation requirements and due diligence as such Bank may require in its sole and absolute discretion. An Extension Request, in and of itself, shall not be deemed an agreement or commitment by the Company to any additional or different terms upon which any extension is conditioned by any Bank.

"Facility" has the meaning set forth in the initial paragraph of this Agreement.

"Facility Fee Rate" means a rate equal to (i) 0.090% per annum for any day Level I Status exists; (ii) 0.100% per annum for any day Level II Status exists; (iii) 0.125% per annum for any day Level III Status exists; (iv) 0.150% per annum for any day Level IV Status exists; (v) 0.175% per annum for any day Level V Status exists; and (vi) 0.225% per annum for any day Level VI Status exists

"Federal Funds Rate" means, the per annum rate at which overnight federal funds are from time to time offered to the Agent by any bank in the interbank market, as stated by the Agent.

"Fee Letter" means that certain letter between the Borrower and LaSalle Bank National Association and its affiliates relating to certain fees to be paid by the Borrower to, and solely for the account of, LaSalle Bank National Association and its affiliates, as such letter may from time to time be amended.

"Funded Debt" means, for any entity on a consolidated basis (without duplication): (i) all indebtedness of such entity for borrowed money; (ii) the deferred and unpaid balance of the purchase price owing by such entity on account of any assets or services purchased (other than trade payables and other accrued liabilities incurred in the ordinary course of business that are not overdue by more than 180 days unless being contested in good faith) if such purchase price is (A) due more than nine months from the date of incurrence of the obligation in respect thereof or (B) evidenced by a note or a similar written instrument; (iii) all capitalized lease obligations; (iv) all indebtedness secured by a Lien on any property owned by such entity, whether or not such indebtedness has been assumed by such entity or is nonrecourse to such entity; (v) notes payable and drafts accepted representing extensions of credit whether or not representing obligations for borrowed money (other than such notes or drafts from the deferred purchase price of assets or services to the extent such purchase price is excluded from clause (ii) above); (vi) indebtedness evidenced by bonds, notes or similar written instrument; (vii) the face amount of all letters of credit and bankers' acceptances issued for the account of such entity, and without duplication, all drafts drawn thereunder (other than such letters of credit, bankers' acceptances and drafts for the deferred purchase price of assets or services to the extent such purchase price is under interest rate agreements or currency agreements); (viii) guaranty obligations of such entity with respect to indebtedness for borrowed money of another entity (including affiliates) in excess of $25,000,000 in the aggregate; provided, however, that in no event shall any calculation of Funded Debt include (a) deferred taxes, (b) securitized trade receivables, (c) deferred credits including regulatory assets and contributions in aid of construction, (d) the lease obligations for Lake Superior Paper, Inc. relating to paper mill equipment as provided for under an operating lease extending to 2012 or (e) 75% of the indebtedness associated with Square Butte.

"GAAP" means generally accepted accounting principles as in effect in the United States from time to time, applied by the Company and any Material Subsidiary on a basis consistent with the preparation of the Company's financial statements furnished to the Agent.

"Interest Period" means for any Eurodollar Loan, a period of one, two, three or six months, as designated by the Company, in each case commencing on the date of such Loan. Each Interest Period that would otherwise end on a day which is not a Banking Day shall end on the next succeeding Banking Day unless such next Banking Day would be the first Banking Day in the next calendar month, in which case such Interest Period shall end on the preceding Banking Day. Any Interest Period for a Eurodollar Loan which begins on the last Banking Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Banking Day of the calendar month at the end of such Interest Period. No Interest Period shall extend beyond the Maturity Date, and in such case, the Maturity Date shall be deemed the end of the Interest Period.

"Joinder Agreement" means a joinder agreement in the form attached hereto as Exhibit "B."

"Level I Status" means, subject to Section 9(r) hereof, the S&P Rating is A- or higher and the Moody's Rating is A3 or higher.

"Level II Status" means, subject to Section 9(r) hereof, Level I Status does not exist, but the S&P Rating is BBB+ or higher and the Moody's Rating is Baa1 or higher.

"Level III Status" means, subject to Section 9(r) hereof, neither Level I Status nor Level II Status exists, but the S&P Rating is BBB or higher and the Moody's rating is Baa2 or higher.

"Level IV Status" means, subject to Section 9(r) hereof, none of Level I Status, Level II Status nor Level III Status exists, but the S&P Rating is BBB- or higher and the Moody's Rating is Baa3 or higher.

"Level V Status" means, subject to Section 9(r) hereof, none of Level I Status, Level II Status, Level III Status nor Level IV Status exists, but the S&P Rating is BB+ or higher and the Moody's Rating is Ba1 or higher.

"Level VI Status" means, subject to Section 9(r) hereof, none of Level I Status, Level II Status, Level III Status, Level IV Status nor Level V Status exists.

"LIBOR" means a rate of interest equal to the per annum rate of interest at which United States dollar deposits in an amount comparable to the principal balance of the Eurodollar Loan to be made by the Agent in its capacity as a Bank and for a period equal to the relevant Interest Period are offered in the London Interbank Eurodollar market at 11:00 a.m. (London time) two Business Days prior to the commencement of each Interest Period, as displayed in the Bloomberg Financial Markets system, or other authoritative source selected by the Agent in its reasonable discretion, divided by a number determined by subtracting from 1.00 the maximum reserve percentage for determining reserves to be maintained by member banks of the Federal

Reserve System for Eurocurrency liabilities, such rate to remain fixed for such Interest Period. The Agent's determination of LIBOR shall be conclusive, absent manifest error.

"Loan" means a loan made pursuant to Section 1.

"Loan Documents" means this Agreement, the Notes and each other agreement, document or instrument delivered in connection with this Agreement.

"Material Adverse Change" means any change in the business, organization, assets, properties or condition (financial or other) of the Company which could materially and adversely affect the Company's ability to perform hereunder including, without limitation, representations, warranties, covenants and payment of Obligations.

"Material Subsidiary" means a Subsidiary of the Company which owns or holds, directly or indirectly, assets accounting for 10% or more of the aggregate, consolidated assets of the Company, as indicated on the most recent consolidating balance sheets delivered to Agent pursuant to Section 6(a) hereof, and which shall include, without limitation, ALLETE Properties, LLC but shall exclude ALLETE Water Services, Inc.

"Moody's Rating" means the rating assigned by Moody's Investors Service, Inc. and any successor thereto that is a nationally recognized rating agency to the outstanding senior unsecured non-credit enhanced long-term indebtedness of the Company (or if neither Moody's Investors Service, Inc. nor any such successor shall be in the business of rating long-term indebtedness, a nationally recognized rating agency in the U.S. as mutually agreed between the Agent and the Company). Any reference in this Agreement to any specific rating is a reference to such rating as currently defined by Moody's Investors Service, Inc. (or such a successor) and shall be deemed to refer to the equivalent rating if such rating system changes.

"Note" has the meaning set forth in Section 1.5.

"Notice of Borrowing" means a notice from the Company to the Agent requesting the making of a Loan and which is delivered pursuant to Section 1(a)(i) or Section 1(a)(ii) hereof.

"Obligations" means all obligations (monetary or otherwise) of the Company arising under or in connection with this Agreement, the Notes and each of the other Loan Documents.

"OFAC" means the U.S. Department of Treasury Office of Foreign Assets Control.

"PATRIOT Act" means USA Patriot Act, Title III of Pub. L. 107-56 ("Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct

Terrorism Act of 2001), signed into law October 26, 2001, together with all regulations promulgated pursuant thereto.

"Prime Rate" means a floating rate of interest equal to the higher (redetermined daily) of (i) the per annum rate of interest announced by the Agent from time to time at its principal office in Chicago as its prime rate for Dollar loans or (ii) the Federal Funds Rate plus 0.5%. (The "prime rate" is set by the Agent based upon various factors and is used as a reference point for pricing some loans. It is not necessarily the best rate available to the Agent's customers at any point in time.)

"Prime Rate Loan" means any Loan which bears interest at a rate determined by reference to the Prime Rate.

"Required Banks" means, at any time, Banks having at least 66-2/3% of the aggregate amount of the Commitments.

"S&P Rating" means the rating assigned by Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies, Inc. and any successor thereto that is a nationally recognized rating agency to the outstanding senior unsecured non-credit enhanced long-term indebtedness of the Company (or, if neither such division nor any successor shall be in the business of rating long-term indebtedness, a nationally recognized rating agency in the U.S. as mutually agreed between the Agent and the Company). Any reference in this Agreement to any specific rating is a reference to such rating as currently defined by Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies, Inc. (or such a successor) and shall be deemed to refer to the equivalent rating if such rating system changes.

"Subsidiary" means, as to the Company, any corporation or other entity of which more than fifty percent (50%) of the outstanding stock or comparable equity interests having ordinary voting power for the election of the board of directors of such corporation or similar governing body in the case of a non-corporation (irrespective of whether or not, at the time, stock or other equity interests of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned by the Company.

"Taxes" has the meaning set forth in Section 3(e).

“Terrorism Laws” means any Laws relating to terrorism or money laundering, including Executive Order No. 13224 (effective September 24, 2001), the PATRIOT Act, the Laws comprising or implementing the Bank Secrecy Act (i.e. The Currency and Foreign Transactions Reporting Act, 31 USC §§5311-5330 and 12 USC §§1818(s), 1829(b) and 1951-1959, together with its implementing regulation, 31 CFR 103.), and the Laws administered by OFAC.

"Total Capital" means the sum of retained earnings, stockholders' equity (including preferred stock and QUIPs), all determined with respect to the Company and its Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, and Funded Debt.

"Unmatured Event of Default" means an event which with notice, the lapse of time or both would constitute an Event of Default.

"Utilization Fee Rate" means a rate equal to 0.100% per annum.

9. GENERAL.

a. Instructions

The Company hereby authorizes the Agent and each Bank to rely upon telephonic, written or facsimile instructions of any person identifying himself or herself as an Authorized Officer and upon any signature which the Agent or such Bank believes to be genuine, and the Company shall be bound thereby in the same manner as if such person were authorized or such signature were genuine. The Company agrees to indemnify the Agent and each Bank from and against all losses and expenses arising out of the Agent's or such Bank's reliance on said instructions or signatures.

b. Payments

Payments hereunder and under the Note shall be made in immediately available funds in Dollars without off-set, counter-claim or other deduction.

c. Costs

The Company shall pay all costs of the Agent with respect to the negotiation, preparation, execution and delivery of this Agreement and the other Loan Documents, any amendments, waivers, consents or modifications with respect thereto and all costs of the Agent and each Bank in connection with the of enforcement or collection of every kind, including but not limited to all reasonable attorneys' fees, court costs and expenses incurred by the Agent or any Bank in connection with collection or protection or enforcement of any rights hereunder whether or not any lawsuit is ever filed.

d. Indemnification

In consideration of the execution and delivery of this Agreement by the Agent and each Bank and the extension of credit hereunder, the Company hereby indemnifies, exonerates and holds the Agent and each Bank and each of its respective officers, directors, employees and agents (collectively, the "Indemnified Parties") free and harmless from and against any and all actions, causes of action, suits, losses, costs, liabilities and damages, and expenses incurred in connection therewith (irrespective of whether such Indemnified Party is a party to the action for which indemnification hereunder is sought), including reasonable attorneys' fees and disbursements (collectively, the "Indemnified Liabilities"), incurred by the Indemnified Parties or any of them as a result of, or arising out of, or relating to any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any Loan or any investigation, litigation or proceeding related to any environmental cleanup, audit, compliance or other matter relating to the protection of the environment or the release by the Company of any hazardous material, except for any such Indemnified Liabilities arising for the account of a particular Indemnified Party by reason of the relevant Indemnified Party's gross negligence or willful misconduct. If and to the extent that the foregoing undertaking may be unenforceable for any reason, the Company hereby agrees to make the maximum contribution to the payment in satisfaction of each of the Indemnified Liabilities which is permissible under applicable law.

e. Notices

All notices and other communications provided to any party hereto under this Agreement or any other Loan Document shall be in writing or by facsimile and addressed, delivered or transmitted to such party at its address or facsimile number set forth below its signature hereto or at such other address or facsimile number as may be designated by such party in a notice to the other parties. Any notice, if mailed and properly addressed with postage prepaid shall be deemed given five days after mailed. Any notice sent by courier service shall be deemed given when received. Any notice, if transmitted by facsimile, shall be deemed given when transmitted.

f. Survival

The Obligations of the Company under Sections 2(b), 3(a), 3(e), 3(f), 3(g), 9(c), 9(d) and 10(g) hereof shall survive any payment of the principal of and interest on the Loans and the termination of this Agreement.

g. Counterparts

This Agreement may be executed in any number of separate counterparts, each of which when so executed and delivered shall be an original, and all such counterparts shall together constitute one and the same instrument. Delivery of an executed counterpart via facsimile or other method shall be as effective as delivery of an original executed counterpart.

h. Amendment and Waiver

Any provision of this Agreement or any other Loan Document may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by the Company and the Required Banks (and, if the rights or duties of the Agent are affected thereby, by the Agent); *provided* that no such amendment, waiver or modification shall, unless signed by all the Banks, (i) change the Commitment of any Bank (except for a ratable decrease in the

Commitments of all Banks) or subject any Bank to any additional obligation, (ii) reduce the principal of or rate of interest on any Loan or any fees hereunder, (iii) postpone the date fixed for any payment of principal of or interest on any Loan or any fees hereunder or (iv) change the percentage of the Commitments or of the aggregate unpaid principal amount of the Notes, or the number of Banks, which shall be required for the Banks or any of them to take any action under this Section or any other provision of this Agreement. Any waiver by the Agent or any Bank of any rights hereunder or under any other Loan Document shall not constitute a waiver of any other rights of the Agent and the Banks from time to time.

i. JURISDICTION

ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS AGREEMENT OR THE NOTE OR ANY OTHER LOAN DOCUMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF THE AGENT, ANY BANK OR THE COMPANY SHALL BE BROUGHT AND MAINTAINED EXCLUSIVELY IN THE COURTS OF THE STATE OF ILLINOIS OR IN THE UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF ILLINOIS; PROVIDED, HOWEVER, THAT ANY SUIT SEEKING ENFORCEMENT AGAINST ANY COLLATERAL OR OTHER PROPERTY MAY BE BROUGHT, AT THE AGENT'S OPTION, IN THE COURTS OF ANY JURISDICTION WHERE SUCH COLLATERAL OR OTHER PROPERTY MAY BE FOUND. THE COMPANY HEREBY EXPRESSLY AND IRREVOCABLY SUBMITS TO THE JURISDICTION OF THE COURTS OF THE STATE OF ILLINOIS AND OF THE UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF ILLINOIS FOR THE PURPOSE OF ANY SUCH LITIGATION AS SET FORTH ABOVE AND IRREVOCABLY CONSENTS TO PERSONAL SERVICE WITHIN OR WITHOUT THE STATE OF ILLINOIS. THE COMPANY HEREBY EXPRESSLY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY HAVE OR HEREAFTER MAY HAVE TO THE LAYING OF VENUE OF ANY SUCH LITIGATION BROUGHT IN ANY SUCH COURT REFERRED TO ABOVE AND ANY CLAIM THAT ANY SUCH LITIGATION HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. TO THE EXTENT THAT THE COMPANY HAS OR HEREAFTER MAY ACQUIRE ANY IMMUNITY FROM JURISDICTION OF ANY COURT OR FROM ANY LEGAL PROCESS (WHETHER THROUGH SERVICE OR NOTICE, ATTACHMENT PRIOR TO JUDGMENT, ATTACHMENT IN AID OF EXECUTION OR OTHERWISE) WITH RESPECT TO ITSELF OR ITS PROPERTY, THE COMPANY HEREBY IRREVOCABLY WAIVES SUCH IMMUNITY IN RESPECT OF ITS OBLIGATIONS UNDER THIS AGREEMENT, THE NOTE AND EACH OTHER LOAN DOCUMENT.

j. WAIVER OF JURY TRIAL

THE COMPANY, THE AGENT AND THE BANKS WAIVE ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY

RIGHTS UNDER THIS AGREEMENT, THE NOTE OR ANY OTHER LOAN DOCUMENT, AND THE COMPANY, THE AGENT AND THE BANKS AGREE THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT A JURY.

k. Confidentiality

The Company, the Agent and the Banks hereby agree and acknowledge that all information relating to the Company or any Subsidiary, which is (i) furnished by the Company to the Agent and the Banks pursuant hereto and (ii) non-public, confidential or proprietary in nature, shall be kept confidential by the Agent and the Banks in accordance with applicable law, provided that such information and other information relating to the Company and its Subsidiaries may be distributed by the Agent and each Bank to the Agent and such Bank's respective directors, officers, employees, attorneys, affiliates, auditors and regulators (and, upon the order of any court or other governmental agency having jurisdiction over the Agent or any Bank, to any other person or entity). The provisions of this Section 9(k) shall survive the termination of this Agreement.

Notwithstanding anything herein to the contrary, confidential "information" shall not include, and the Agent and each Bank may disclose to any and all persons, without limitation of any kind, any information with respect to the U.S. federal income tax treatment and U.S. federal income tax structure of the transactions contemplated hereby and all materials of any kind (including opinions or other tax analyses) that are provided to the Agent or such Bank relating to such tax treatment and tax structure.

l. Applicable Law

This Agreement, the Notes and each other Loan Document shall be governed by the internal laws of the State of Illinois applicable to contracts made and to be performed entirely within such State.

m. Sharing of Set-Offs

Each Bank agrees that if it shall, by exercising any right of set-off or counterclaim or otherwise, receive payment of a proportion of the aggregate amount of principal and interest due with respect to any Note held by it which is greater than the proportion received by any other Bank in respect of the aggregate amount of principal and interest due with respect to any Note held by such other Bank, the Bank receiving such proportionately greater payment shall purchase such participations in the Notes held by the other Banks, and such other adjustments shall be made, as may be required so that all such payments of principal and interest with respect to the Notes held by the Banks shall be shared by the Banks pro rata; *provided* that nothing in this Section shall impair the right of any Bank to exercise any right of set-off or counterclaim it may have and to apply the amount subject to such exercise to the payment of indebtedness of the Company other than its indebtedness under the Notes. The Company agrees, to the fullest extent it may effectively do so under applicable law, that each Bank and any holder of a participation in a Note, whether or not acquired pursuant to the foregoing arrangements, may exercise rights of set-off or counterclaim and other rights under applicable law, and with respect to such holder of such a participation as fully as if such holder of a participation were a direct creditor of the Company in the amount of such participation.

n. Participations

Any Bank may at any time grant to one or more banks or other institutions (each a "*Participant*") participating interests in its Commitment or any or all of its Loans. In the event of any such grant by a Bank of a participating interest to a Participant, whether or not upon notice to the Company and the Agent, such Bank shall remain solely responsible for the performance of its obligations hereunder, and the Company and the Agent shall continue to deal solely and directly with such Bank in connection with such Bank's rights and obligations under this Agreement. Any agreement pursuant to which any Bank may grant such a participating interest shall provide that such Bank shall retain the sole right and responsibility to enforce the obligations of the Company hereunder including, without limitation, the right to approve any amendment, modification or waiver of any provision of this Agreement. The Company agrees that each Participant shall, to the extent provided in its participation agreement, be entitled to the benefits of Section 3 with respect to its participating interest.

o. Assignments

Any Bank may at any time assign to one or more banks or other financial institutions (each an "*Assignee*") all, or a proportionate part of all, of its rights and obligations under this Agreement and the Notes, and such Assignee shall assume such rights and obligations, pursuant to a Joinder Agreement in substantially the form of Exhibit B hereto executed by such Assignee and such transferor Bank, with (and subject to) the subscribed consent of the Company, which shall not be unreasonably withheld, and the Agent, which shall not be unreasonably withheld; *provided* that if an Assignee is an affiliate of such transferor Bank or was a Bank immediately prior to such assignment, no such consent of the Company shall be required; and *provided further* that, if such assignment is in respect of a proportionate part of the transferor Bank's rights and obligations hereunder and under the Notes, the amount of such Bank's Commitment (together with the Commitment of any affiliate of such Bank), after taking into account such assignment, is at least an amount equal to $5,000,000. Upon execution and delivery of such instrument and payment by such Assignee to such transferor Bank of an amount equal to the purchase price agreed between such transferor Bank and such Assignee, such Assignee shall be a Bank party to this Agreement and shall have all the rights and obligations of a Bank with a Commitment as set forth in such instrument of assumption, and the transferor Bank shall be released from its obligations hereunder to a corresponding extent, and no further consent or action by any party shall be required. Upon the consummation of any assignment pursuant to this Subsection 9(o), the transferor Bank, the Agent and the Company shall make appropriate arrangements so that, if required, a new Note is issued to the Assignee. In connection with any such assignment, the transferor Bank shall pay to the Agent an administrative fee for processing such assignment in the amount of $3,500.

p. Federal Reserve Banks

Any Bank may at any time assign all or any portion of its rights under this Agreement and its Note to one or more of the Federal Reserve Banks which comprise the Federal Reserve System. No such assignment shall release the transferor Bank from its obligations hereunder.

q. Identity of Holders

The Agent and the Company may, for all purposes of this Agreement, treat any Bank as the holder of any Note drawn to its order (and owner of the Loans evidenced thereby) until written notice of assignment, participation or other transfer shall have been received by them.

r. Split-Ratings

In the event the Company's S&P Rating and Moody's Rating do not fall within the same Level Status, then (1) if the S&P Rating's Level Status and the Moody's Rating's Level Status are in consecutive Level Status categories, the lower Level Status shall be deemed to apply for purposes of this Agreement or (2) if the S&P Rating's Level Status and the Moody's Rating's Level Status are not in consecutive Level Status categories, then the Level Status immediately above the lower of the S&P Rating's Level Status and the Moody's Rating's Level Status shall be deemed to apply for purposes of this Agreement. For purposes of this Agreement, Level I Status shall be deemed the highest and Level V Status shall be deemed the lowest.

s. Continued Effect; No Novation

Notwithstanding anything contained herein, this Agreement is not intended to and does not serve to effect a novation of the Obligations. Instead, it is the express intention of the parties hereto to reaffirm the indebtedness which is outstanding as of the date hereof created under the Existing Committed Facility Letter which is evidenced by the notes provided for therein.

t. Additional Lenders

The Company may, upon the approval of the Agent, add additional lenders as Banks hereto (each a *"New Bank"*), *provided* that if as a result of the addition of any New Bank the aggregate amount of Commitments then in effect would exceed $200,000,000, the approval of the Required Banks shall also be required prior to adding any such New Bank. Costs incurred by the Agent in connection with adding any New Bank shall be paid by the Company, and the legal documentation pursuant to which any New Bank is added shall be in form and substance reasonably satisfactory to the Agent.

u. Customer Identification - USA Patriot Act Notice.

Each Bank (including Agent) hereby notifies the Company that pursuant to the requirements of the PATRIOT Act, and such Bank's policies and practices, such Bank is required to obtain, verify and record certain information and documentation that identifies the Company and its affiliates, which information includes the name and address of the Company or affiliate and such other information that will allow such Bank to identify the Company and its affiliates in accordance with the PATRIOT Act.

10. THE AGENT.

a. Appointment and Authorization

Each Bank irrevocably appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers under this Agreement and the Notes as are delegated to the Agent by the terms hereof or thereof, together with all such powers as are reasonably incidental thereto.

b. Agent's Fee

The Company shall pay to the Agent for its own account fees in the amounts and at the times previously agreed upon between the Company and the Agent.

c. Agent and Affiliates

LaSalle Bank National Association shall have the same rights and powers under this Agreement as any other Bank and may exercise or refrain from exercising the same as though it were not the Agent, and LaSalle Bank National Association and its affiliates may accept deposits from, lend money to, and generally engage in any kind of business with the Company or affiliate of the Company as if it were not the Agent hereunder.

d. Action by Agent

The obligations of the Agent hereunder are only those expressly set forth herein. Without limiting the generality of the foregoing, the Agent shall not be required to take any action with respect to any Event of Default, except as expressly provided in Section 7(b). The Agent's duties hereunder and under the other Loan Documents are only those expressly set forth herein and therein and nothing herein or therein shall be deemed to impose on the Agent any fiduciary obligation to any Bank or the Company.

e. Consultation with Experts

The Agent may consult with legal counsel (who may be counsel for the Company), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts.

f. Liability of Agent

Neither the Agent nor any of its directors, officers, agents, or employees shall be liable to any Bank for any action taken or not taken by it in connection herewith (i) with the consent or at the request of the Required Banks or (ii) in the absence of its own gross negligence or willful misconduct. Neither the Agent nor any of its directors, officers, agents or employees shall be responsible to any Bank for or have any duty to any Bank to ascertain, inquire into or verify (i) any statement, warranty or representation made in connection with this Agreement or any borrowing hereunder; (ii) the performance or observance of any of the covenants or agreements of the Company; (iii) the satisfaction of any condition specified in Article III, except receipt of items required to be delivered to the Agent; (iv) the existence or continuance of an Event of Default; or (iv) the validity, effectiveness or genuineness of this Agreement, the Notes, the other Loan Documents or any other instrument or writing furnished in connection herewith. The Agent shall not incur any liability by acting in reliance upon any notice, consent, certificate, statement, or other writing (which may be a bank wire, telex or similar writing) believed by it in good faith to be genuine or to be signed by the proper party or parties.

g. Indemnification

Each Bank shall, ratably in accordance with its Commitment, indemnify the Agent (to the extent not reimbursed by the Company) against any cost, expense (including counsel fees and disbursements), claim, demand, action, loss or liability (except such as result from the Agent's gross negligence or willful misconduct) that the Agent may suffer or incur in connection with this Agreement or any action taken or omitted by the Agent hereunder.

h. Credit Decision

Each Bank acknowledges that it has, independently and without reliance upon the Agent or any other Bank, and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Bank also acknowledges that it will, independently and without reliance upon the Agent or any other Bank, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking any action under this Agreement.

i. Successor Agent

The Agent may resign at any time by giving written notice thereof to the Banks and the Company. Upon any such resignation, the Required Banks shall have the right to appoint a successor Agent, which successor Agent shall be satisfactory to the Company. If no successor Agent shall have been so appointed by the Required Banks, and shall have accepted such appointment, within 30 days after the retiring Agent gives notice of resignation, then the retiring Agent may, on behalf of the Banks, appoint a successor Agent, which shall be a commercial bank organized or licensed under the laws of the United States of America or of any State thereof and having a combined capital and surplus of at least $100,000,000 and shall otherwise be subject to the consent of the Company, which consent shall not be unreasonably withheld. Upon the acceptance of its appointment as Agent hereunder by a successor Agent, such successor Agent shall thereupon succeed to and become vested with all the rights and duties of the retiring Agent, and the retiring Agent shall be discharged from its duties and obligations hereunder. After any retiring Agent's resignation hereunder as Agent, the provisions of this Article shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Agent.

Balance of Page Intentionally Blank
-Signature Page Follow-

Please acknowledge your agreement to the foregoing by signing and returning a copy of this Fourth Amended and Restated Committed Facility Letter.

Commitment: $35,000,000

LASALLE BANK NATIONAL ASSOCIATION, individually as a Bank and as Agent.

By: ___________________________
Title: ___________________________

By: ___________________________

Title: ___________________________

Address:

LaSalle Bank National Association
Syndications Unit
135 South LaSalle Street, Suite 1425
Chicago, Illinois 60603
Attention: Damatria Gilbert
Facsimile: (312) 904-4448
Telephone: (312) 904-8277

With copies to:

LaSalle Bank National Association
135 South LaSalle Street
Chicago, Illinois 60603
Attention: Chip Campbell
Facsimile: (312) 904-1994
Telephone: (312) 904-4497

Commitment: $30,000,000

U.S. BANK NATIONAL ASSOCIATION,
as a Bank

By:______________________________
Name:_________________________________
Title:__________________________________

Commitment: $30,000,000

WELLS FARGO BANK, NATIONAL ASSOCIATION, as a Bank

By:______________________________
Name:____________________________
Title:_____________________________

By:______________________________
Name:____________________________
Title:_____________________________

Commitment: $30,000,000

JP MORGAN CHASE BANK, N.A.,
as a Bank

By:______________________________
Name:____________________________
Title:_____________________________

By:______________________________
Name:____________________________
Title:_____________________________

Commitment: $25,000,000

THE BANK OF TOKYO – MITSUBISHI UFJ, LTD., Chicago Branch, as a Bank

By:________________________________
Name:______________________________
Title:_______________________________

By:________________________________
Name:______________________________
Title:_______________________________

Agreed to this __th day of January, 2006

ALLETE, INC., a Minnesota corporation

By: ______________________________
Name: ______________________________
Title: ______________________________

Address: 30 West Superior Street
Duluth, Minnesota 55802
Attention: Corporate Treasurer

Facsimile No.: (218) 723-3912

EXHIBIT A

NOTE

$________________ January [__], 2006

FOR VALUE RECEIVED, the undersigned, ALLETE, Inc., a Minnesota corporation (the "Company"), promises to pay to the order of ______________ (the "Bank") at the principal office of LaSalle Bank National Association (the "Agent") in Chicago, Illinois (or at such other place of payment within the United States as the Agent may specify in writing to the maker hereof) the principal sum of _________ DOLLARS ($_________) or, if less, the aggregate unpaid principal amount of all Loans made by the Bank pursuant to that certain Fourth Amended and Restated Committed Facility Letter, dated as of January 11, 2006 (together with all amendments and other modifications, if any, from time to time thereafter made thereto, the "Facility"), between the Company, the Agent and the Banks payable on the dates specified in the Facility.

The Company also promises to pay interest on the unpaid principal amount hereof from time to time outstanding from the date hereof until maturity (whether by acceleration or otherwise) and, after maturity, until paid, at the rates per annum and on the dates specified in the Facility.

Payments of both principal and interest are to be made in lawful money of the United States of America in same day or immediately available funds.

This Note is one of the Notes referred to in, and evidences indebtedness incurred under, the Facility, to which reference is made for a statement of the terms and conditions on which the Company is permitted and required to make prepayments and repayments of principal of the indebtedness evidenced by this Note and on which such indebtedness may be declared to be immediately due and payable. Unless otherwise defined, terms used herein have the meanings provided in the Facility.

This Note, among other things, re-evidences certain outstanding obligations heretofore evidenced by certain other notes issued pursuant to the Existing Committed Facility Letter (the "Original Notes"), which Original Notes are partially substituted hereby. This Note does not however, effect a refinancing of all or any portion of the obligations evidenced by the Original Notes, it being the intention of the Company, the Agent and Banks to avoid effectuating a novation or other extinguishment of such obligations.

The amount, the rate of interest and the Interest Period, if applicable, shall be endorsed by the Bank on the schedule attached to this Note, or at the Bank's option, in the records of the Bank which schedule or records shall be conclusive, absent manifest error.

All parties hereto, whether as makers, endorsers, or otherwise, severally waive presentment for payment, demand, protest and notice of dishonor.

IN WITNESS WHEREOF, the Company has executed this Note as of the day and year first written above.

ALLETE, INC., a Minnesota corporation

By:______________________________
Name: ____________________________
Title:_____________________________

LOANS AND PRINCIPAL PAYMENTS

Date	Amount of Loan	Eurodollar Rate or Prime Rate	Interest Period (if applicable)	Interest Rate	Principal repayment	Outstanding principal balance

EXHIBIT "B"

FORM OF JOINDER AGREEMENT

[NAME AND ADDRESS OF ASSIGNEE]

Gentlemen:

Reference is made to that certain Fourth Amended and Restated Committed Facility Letter, dated as of January 11, 2006 (the *"Committed Facility Letter"*), among ALLETE, Inc., a Minnesota corporation (the *"Company"*), LaSalle Bank National Association, in its individual capacity as a Bank and as agent for the Banks thereunder (in such capacity, the *"Agent"*), and the banks from time to time party thereto (each a *"Bank"*, and collectively the *"Banks"*), all capitalized terms used without definition below to have the same meanings herein as they have in the Committed Facility Letter. You are hereinafter referred to as the "Assignee". The Assignee desires to become a party to the Committed Facility Letter by acquiring a part of the Loans thereunder and by extending a Commitment thereunder and upon the acceptance hereof by Assignee in the space provided for that purpose below, this letter shall constitute a contract among the Company, the Agent, the Banks and the Assignee for the following uses and purposes.

1. Assignment of Interests. Subject to the terms and conditions set forth in Section 2 hereof, at _______________ (Chicago time) on _______________ (the *"Effective Date"*), the Assignee shall pay to the Agent at its offices at Chicago, Illinois in immediately available funds an amount equal to the percentage set forth opposite the Assignee's signature below (its *"Percentage"*) of the unpaid principal balance of all Loans made pursuant to the Committed Facility Letter as of the opening of business on the Effective Date and the Assignee shall pay to the Agent at its offices at Chicago, Illinois the sum of $2,500 as an assignment fee and the Banks shall thereupon be deemed to have assigned to the Assignee without recourse and also without representation or warranty (except as otherwise herein specifically provided) the Assignee's Percentage of the then unpaid principal balance of all Loans, together with the right to receive all interest which will accrue thereof from and after the Effective Date.

2. Commitment. Upon receipt by the Agent of the payment called for under Section 1 hereof from the Assignee, the Assignee shall be deemed to have extended the Commitment under the Committed Facility Letter which is set forth opposite the Assignee's signature below (the amount of the Commitment which is so extended b the Assignee being hereinafter referred to as the Assignee's *"Commitment"*) and the Assignee agrees that it will, subject to all of the terms and conditions of the Committed Facility Letter, thereafter make loans to the Company which, when taken together with the then outstanding portion of the Loans of the Banks to be acquired by the Assignee from the Banks on the Effective Date, shall not exceed the Assignee's Commitment at any one time outstanding. The Company acknowledges and agrees that upon receipt of such payment by the Agent, the Banks shall have no further liability or obligation to the Company to make Loans under the portion of their Commitments which is

assumed by the Assignee, all with the same force and effect as though the Assignee had originally been a signatory to the Committed Facility Letter with a Percentage in the amount set forth opposite its signature below, and the Banks' Percentages thereunder had been (and upon consummation of the transaction contemplated hereby shall automatically be deemed to be) in the amount set forth opposite their signatures below.

3. Status of the Assignee. Upon receipt by the Agent of the payment called for by Section 1 hereof, the Assignee shall be and become a "Bank" for all purposes of the Committed Facility Letter and the other instruments and documents referred to therein (including, without limitation, the Loan Documents), all with the same force and effect as though the Assignee had originally been a signatory thereto with a Commitment in the amount set forth opposite its signature hereto and with an address for notices as specified on the signature pages hereof, provided however that such Assignee shall not be entitled to any interest or fees accrued or paid for the period prior to the Effective Date.

4. Representations of the Banks. The Banks represent and warrant to the Assignee that, effective on the Effective Date, the Banks will own and hold the portion of the Loans which is to be then assigned to the Assignee free and clear of any lien, charge, encumbrance or right, claim or demand of any other person, firm or corporation and that they have all necessary right, power and authority to assign the same to the Assignee.

5. Acknowledgements of Asssignee. The Assignee acknowledges receipt of a copy of the Committed Facility Letter and of such other instruments and documents as it has requested to evaluate its decision to enter into the financing transactions contemplated by the Committed Facility Letter, that the Assignee has made its own independent credit analysis and decision to extend credit to the Company and to acquire an interest in the obligations of the Company owing the Banks on the Effective Date and that it has not relied on the analyses or decisions of the Agent or any other Bank in such regards. The Assignee hereby makes all of the acknowledgements and agreements with the Agent as are set forth in the Committed Facility Letter, each and all of which are incorporated herein by reference.

6. Agent; Loan Documents. The Agent retains the sole right and responsibility to take or refrain from taking any action under any Loan Document or to enforce the obligations of the Company thereunder including, without limitation, the right to approve any amendment, modification or waiver of any provision of any Loan Document.

7. Miscellaneous. This Agreement may not be amended or modified except by an instrument in writing signed by the party against whom enforcement of the amendment or modification is sought. This Agreement is made in the ordinary course of the business of the Banks and the Assignee and the Assignee has no intention to transfer, sell or assign the interests to which this Agreement relates. This Agreement shall be construed in accordance with and governed by the laws of Illinois. This Agreement may be executed in counterparts and by the parties hereto on separate counterparts, each to constitute an original but all taken together to constitute but one and the same instrument.

[*The Remainder of this Page is Intentionally Left Blank*]

IN WITNESS WHEREOF, the undersigned has caused this Joinder Agreement to be duly executed and delivered as of this _____ day of __________, ____.

AGENT:	LASALLE BANK NATIONAL ASSOCIATION
Retained Percentage: _____%	
	By: ____________________________
	Name:
Commitment:	Title:
$_____________	

Accepted and Agreed to as of this _____ day of _____, ____:

ASSIGNEE:	[ASSIGNEE]
Percentage:	
_____%	By:__________________________________
	Name:
	Title:
Commitment:	
$_____	

COMPANY: ALLETE, INC.

By:______________________________
Name:
Title:

XYX BANK: [BANK]

Percentage: _______%

By:______________________________
Name:
Title:

Commitment:
$_____

ABC BANK: [BANK]

Percentage: _______%

By:______________________________
Name:
Title:

Commitment:
$_____

Exhibit 10(g)

AGREEMENT

THIS AGREEMENT (the "Agreement") is made as of the 16th day of December, 2005, among ALLETE, Inc., a Minnesota corporation ("ALLETE"), Wisconsin Public Service Corporation, a Wisconsin corporation ("WPSC") and WPS Investments, LLC, a Wisconsin limited liability company ("WPSI"). WPSC and WPSI are sometimes referred to herein collectively as "WPS." Each of ALLETE, WPSC and WPSI is sometimes referred to herein as a "Party" or collectively as the "Parties."

WHEREAS, WPSC and ALLETE were originally joint applicants in connection with the construction of a 345 kV transmission line, which is planned to run from ALLETE's Arrowhead substation located near Duluth, Minnesota to American Transmission Company LLC's ("ATCLLC") Weston substation, located near Wausau, Wisconsin (the "Project");

WHEREAS, in connection with the initial joint development of the Project, WPSC and ALLETE agreed that ALLETE would have the right to purchase a portion of the Project located in Wisconsin ("Project Right"); and

WHEREAS, the primary responsibility for the Project was transferred to ATCLLC in 2003, pursuant to the November 8, 2002 agreement among ATCLLC, ATC Management Inc. ("ATCMI") (ATCLLC and ATCMI may be collectively referred to herein as "ATC"), WPSC and WPSI (WPSC and WPSI may be collectively referred to herein as "WPS") ("Transfer Agreement"), and as approved by the Public Service Commission of Wisconsin ("PSCW") in Docket 05-AE-115 (Order dated April 17, 2003), and by the Federal Energy Regulatory Commission ("FERC") in *American Transmission Co. LLC, et al.*, 102 FERC ¶ 62,172 (2003);

NOW, THEREFORE, in consideration of the promises and mutual agreements herein contained, the Parties hereby agree as follows:

1. Purpose of Agreement. The Parties have determined it is preferable that, rather than exercising its Project Right, ALLETE or ALLETE's designated affiliate (collectively referred to herein as "ALLETE"), funds a portion of ATC's monthly capital calls to WPS pursuant to the Transfer Agreement ("Project Capital Calls"); and in exchange for ALLETE's funding of such Project Capital Calls, ALLETE receives Member Units (as such term is defined in the ATCLLC Operating Agreement dated as of January 1, 2001) in ATCLLC, and Class A Common Stock (as such term is defined in the ATCMI Shareholders Agreement dated as of January 1, 2001) in ATCMI.

   ALLETE is willing to relinquish its Project Right in exchange for funding $60 million in Project Capital Calls by the end of 2006.

2. ALLETE Participation in Project Capital Calls. The Parties hereby acknowledge and agree that:

   i. Project Capital Calls: Commencing with the first Project Capital Call on or after the Effective Date (as defined in Section 5 below) and subject to the terms of this Agreement, ALLETE shall fund 72% of each Project Capital Call; provided however, if the Effective Date occurs after the December 2005 Project Capital Call, but before the January 2006 Project Capital Call, is funded, ALLETE shall fund 78% of each Project Capital Call beginning with the January 2006 Project Capital Call. If the Effective Date occurs after the January 2006 Project Capital Call has been funded, the Parties shall cooperate in good faith to modify ALLETE's percentage participation in Project Capital Calls for the remainder of 2006 with the intent that the modified ALLETE percentage participation will allow ALLETE to fund a total of $60 million in Project Capital Calls by the end of 2006. If, following the May 2006 Project Capital Call, the Parties reasonably determine that ALLETE's then-current percentage participation in Project Capital Calls will not likely result in ALLETE being able to fund $60 million in Project Capital Calls by the end of 2006, then the Parties shall agree to a one-time increase to ALLETE's percentage participation in Project Capital Calls, beginning with the June 2006 Project Capital Call. Such increased participation percentage will not exceed 100% of such Project Capital Calls but will be based on an intent to modify ALLETE's percentage participation to allow ALLETE to fund a total of $60 million in Project Capital Calls by the end of 2006.

ii. Funding of Project Capital Calls: In the event that WPS, under the ATC-WPS Agreements (as such term is defined in Section 6(b) below), has the right to refuse to participate in a Project Capital Call, ALLETE shall also have the right, but not the obligation, to refuse to participate in such Project Capital Call.

3. Termination of Project Right. Upon ALLETE's funding of a total of $60 million in Project Capital Calls by the end of 2006, or in the event of WPS's termination of this Agreement in accordance with Section 7(i) below, ALLETE's Project Right shall automatically terminate; provided, however, if ALLETE is not offered the opportunity to fund a total of $60 million in Project Capital Calls by the end of 2006, then the Parties shall negotiate in good faith an amendment to this Agreement that preserves and reinstates, to the maximum extent possible, each Party's benefits of the bargain as set forth in this Agreement.

4. Transaction Documents. In order to effectuate the transaction contemplated in this Agreement, the Parties acknowledge and agree that the following agreements must be fully executed and delivered in addition to this Agreement:

   i. Transfer Agreement Amendment, as defined in Section 9 below, among ATCLLC, ATCMI, WPSC and WPSI;
   ii. Operating Agreement between ATCLLC and ALLETE; and
   iii. Subscription Agreement among ATCLLC, ATCMI and ALLETE.

   This Agreement and the agreements listed in subsections (i) through (iii) above are collectively referred to herein as the "Transaction Documents."

5. Term and Effective Date. The term of this Agreement shall commence as of the date first written above and shall expire when ALLETE has funded $60 million in Project Capital Calls, unless extended or earlier terminated as provided herein ("Term"). The "Effective Date" shall be the date on which all Required Approvals, as set forth in Section 9 below, have been received and all Transaction Documents have been fully executed and delivered.

6. Representations and Warranties.

   a. Each of the Parties hereby represents and warrants to each of the other Parties that, from and after the Effective Date:

      i. This Agreement and the other Transaction Documents to which it is a party constitute valid and binding obligations of such Party, enforceable against it in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, or similar laws or equitable remedies affecting creditors' rights generally;
      ii. There are no lawsuits, claims, complaints or investigations pending, or to its knowledge threatened, against it, by any governmental entity or third party that would reasonably be likely to prohibit, or otherwise have a materially adverse consequence on, the transactions contemplated by this Agreement and the other Transaction Documents to which it is a party;
      iii. It has obtained all consents, authorizations and approvals, and taken all other actions, that are required for it to execute, deliver and perform its obligations under this Agreement and the other Transaction Documents to which it is a party; and
      iv. The execution, delivery and performance by it of this Agreement and the other Transaction Documents to which it is a party will not: result in a material breach under any agreements to which it is a party, or constitute a violation of any applicable federal, state or local governmental law, regulation or order.

   b. Each of WPSC and WPSI further represents and warrants to ALLETE that: (i) all agreements between it and ATCLLC and/or ATCMI, which relate to the Project and are reasonably necessary for WPSC and WPSI to cede to ALLETE a percentage of their rights to participate in Project Capital Calls as set forth herein (the "ATC-WPS Agreements"), are in full force and effect; and (ii) neither it nor ATC is in violation or breach under any of the ATC-WPS Agreements, and it has received no notice and has no knowledge of any claim alleging a violation or breach under the ATC-WPS Agreements, which would reasonably be likely to prohibit or otherwise materially affect the transactions contemplated by this Agreement and the other Transaction Documents to which it is a party. WPSC and WPSI shall promptly notify ALLETE in writing of any party's termination, violation or breach, or claim or notice therefor, under any of the ATC-WPS Agreements. Any termination of the ATC-WPS Agreements, before the termination of the Project Right under Section 3 above, shall have no effect on the Project Right.

The Parties' representations and warranties set forth in this Section 6 shall survive until the earlier of the expiration of the Term or termination of this Agreement.

7. Termination. This Agreement may be terminated upon prior, written notice:

   i. by either WPS or ALLETE if any representation or warranty made by the other Party under this Agreement or any of the other Transaction Documents shall prove to have been materially false or misleading when made or ceases to remain true during the

Term or if the other Party breaches any of its obligations under this Agreement, if such cessation or breach would reasonably be expected to have a materially adverse consequence on the other Party or the transactions contemplated in the Transaction Documents, provided that, if cure of the underlying condition that resulted in the untruth or cure of the breach would result in it having no materially adverse consequence on the other Party or the transactions contemplated in the Transaction Documents, such condition or breach has not been cured within thirty (30) days after receipt of written notice from the other Party;

ii. by ALLETE in the event of ATC's: (i) dissolution or liquidation; (ii) assignment of any of its rights under the Transaction Documents for the benefit of creditors; or (iii)voluntarily filing, or having filed against it, a petition in bankruptcy or insolvency or for reorganization or arrangement under United States bankruptcy laws or the insolvency act of any State; or

iii. by ALLETE for all future Project Capital Calls in the event that any of the agreements described in Section 4(i) - (iii) above expires or is terminated; provided however, if ALLETE terminates this Agreement under this subpart (iii), the Parties shall negotiate in good faith an amendment to this Agreement that preserves and reinstates, to the maximum extent possible, each Party's benefits of the bargain as set forth in this Agreement.

8. Assignment. The Parties' respective rights and obligations under this Agreement may be assigned only with the written consents of the other Parties hereto, which consents shall not be unreasonably withheld or unduly delayed; provided however, any Party may, without the other Parties' consents, assign all or part of its rights and obligations hereunder to its affiliated company including, without limitation, its successor in interest by way of merger, consolidation or sale of all or substantially all of its assets. This Agreement shall be binding upon and shall inure to the benefit of the Parties, their respective successors and permitted assigns, but shall not confer any rights or remedies upon any third party. Any purported assignment of this Agreement without the written consent of the other Parties, if required hereunder, shall be null and void.

9. Regulatory and Other Required Approvals. This Agreement is expressly conditioned on: (i) the PSCW's approval of an amendment to the Transfer Agreement, to facilitate ALLETE's participation in Project Capital Calls as set forth in Sections 1 and 2 above ("Transfer Agreement Amendment"); (ii) FERC 203 approval of ALLETE's acquisition of Member Units in ATCLLC and Class A Common Stock in ATCMI; and (iii) the approval of the ATCMI Board of Directors, which is attached as Exhibit A hereto and made a part hereof ("ATCMI Board of Directors' Approval"). (Collectively, subparts (i), (ii) and (iii) are referred to herein as "Required Approvals.") The Parties shall cooperate in good faith in seeking all Required Approvals necessary to effectuate this Agreement and the other Transaction Documents. If a Party receives notice, or otherwise becomes aware, that another regulatory approval is required in order to effectuate this Agreement or the other Transaction Documents, such Party shall notify the other Parties via telephone as soon as practicable, and they shall cooperate in good faith to obtain such additional regulatory approval as expeditiously as possible.

10. Severability. If: (i) any term of this Agreement is determined to be invalid, illegal or unenforceable by any court or governmental authority having jurisdiction; or (ii) one or more of the Required Approvals set forth in Section 9 above is not obtained by May 15, 2006, or is denied or conditioned in a manner that materially adversely affects a Party's respective benefits and obligations hereunder, then the Parties shall negotiate in good faith a new provision or new agreement that will be legally enforceable, or gain such Required Approvals as applicable, and to the maximum extent possible, restore each Party's benefits of the bargain contained in this Agreement.

11. Counterparts. This Agreement may be executed in any number of separate counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, this Agreement has been executed and delivered by the Parties hereto on the date first written above.

WISCONSIN PUBLIC SERVICE CORPORATION



By: ______________________
Name: Larry L. Weyers
Title: Chairman and Chief Executive Officer

ALLETE, INC.



By: ______________________
Name: Donald J. Shippar
Title: President & CEO

WPS INVESTMENTS, LLC
By WPS Resources Corporation, its Manager



By: ______________________
Name: Larry L. Weyers
Title: Chairman, President and Chief Executive Officer

EXHIBIT A

ATCMI BOARD OF DIRECTORS' APPROVAL

UNANIMOUS CONSENT TO ACTION BY THE DIRECTORS OF ATC MANAGEMENT INC.

ADMISSION OF ALLETE, INC., OR ITS DESIGNATED SUBSIDIARY, AS A MEMBER OF ATCLLC

The undersigned, constituting all of the members of the Board of Directors of ATC Management Inc. ("ATCMI"), a Wisconsin corporation, pursuant to Section 3.5(c) of the Amended and Restated Bylaws of ATCMI and the provisions of Wis. Stat. § 180.0821, hereby adopt the following resolution by unanimous written consent as though adopted by them at a duly constituted meeting of the Board of Directors:

RESOLVED, that pursuant to the authority granted to the Board of Directors in Section 3.1 of the Operating Agreement of American Transmission Company LLC to admit new members to American Transmission Company LLC ("ATCLLC") upon such terms and conditions as the Board deems appropriate, and pursuant to the authority granted in Section 3.1 of the Amended and Restated Bylaws of ATCMI, ALLETE, Inc. or a subsidiary that it designates ("ALLETE") is hereby approved for membership in ATCLLC.

ALLETE shall be allowed to purchase membership units in ATCLLC and purchase shares of ATCMI Class A Common Stock at a share price of Ten Dollars ($10.00) per share, in proportion to its total membership interest in ATCLLC all as further described below.

ALLETE will be allowed to purchase ATCLLC membership units by funding a portion of ATCLLC's Arrowhead-Weston Project Capital Calls ("Project Capital Calls") pursuant to sections 5.b., 5.c. and 6 of the Agreement for Transfer of Primary Responsibility For Arrowhead-Weston Transmission Project, as amended by the First and Second Amendments ("Transfer Agreement") attached as Exhibit A.

To effectuate ALLETE's and WPS' intent that ALLETE purchase $60 million of membership units in ATCLLC by the end of 2006 which would otherwise have been purchased by WPSI by participation in Project Capital Calls, ALLETE is allowed to purchase membership units reflecting 72 percent of each monthly Project Capital Call commencing in mid December 2005; provided however:

- If ALLETE is not authorized to purchase ATCLLC membership units until after the December 2005 Project Capital Call has been funded, ALLETE shall be allowed to purchase membership units reflecting 78 percent of each Project Capital Call beginning with the first Project Capital Call following all conditions set forth in these resolutions being met.
- If ALLETE is not authorized to purchase ATCLLC membership units until after the January 2006 Project Capital

Call has been funded, ALLETE's percentage participation in Project Capital Calls for the remainder of 2006 will be adjusted upward, up to a maximum of 100 percent, to target a total purchase of $60 million in membership units via participation in Project Capital Calls by the end of 2006, and ALLETE shall be allowed to purchase membership units reflecting such increased percentage participation in Project Capital Calls.

- If following the May 2006 Project Capital Call, it is reasonably determined that ALLETE's then-current percentage participation in Project Capital Calls will not result in its purchase of $60 million in membership units via participation in Project Capital Calls by the end of 2006, then, with the consent of WPSI, ALLETE's percentage participation in the Project Capital Calls shall increase as necessary, up to a maximum of 100 percent, to target the purchase of $60 million in membership units by the end of 2006, beginning with the June 2006 Project Capital Call, and ALLETE shall be allowed to purchase membership units reflecting such increased percentage participation in Project Capital Calls.

Upon ALLETE's purchase of $60 million in membership units, ALLETE's right to purchase membership units via the Project Capital Calls shall automatically terminate.

RESOLVED FURTHER, that ALLETE shall have the right, but not the obligation, to participate in ATCLLC's general equity capital calls on a *pro rata* basis in accordance with ALLETE's percentage ownership of ATCLLC, calculated as has been customary or, if changed, as applicable for all ATCLLC members.

RESOLVED FURTHER, that in connection with the preceding Resolution, Management is hereby authorized and directed to execute all documents, containing terms and conditions consistent with this Resolution, necessary or convenient for the admission of ALLETE to ATCLLC, receipt of cash, issuance to ALLETE of ATCLLC membership units and issuance to ALLETE of shares of Class A Common Stock of ATCMI, conditioned upon receipt of all state and federal regulatory approvals, and other such third-party approvals as necessary.

Dated as of the 12th day of December, 2005.



José M. Delgado	J. Leroy Thilly
Anthony S. Earl	William C. Verrette
William D. Harvey	Larry L. Weyers

RESOLVED FURTHER, that ALLETE shall have the right, but not the obligation, to participate in ATCLLC's general equity capital calls on a *pro rata* basis in accordance with ALLETE's percentage ownership of ATCLLC, calculated as has been customary or, if changed, as applicable for all ATCLLC members.

RESOLVED FURTHER, that in connection with the preceding Resolution, Management is hereby authorized and directed to execute all documents, containing terms and conditions consistent with this Resolution, necessary or convenient for the admission of ALLETE to ATCLLC, receipt of cash, issuance to ALLETE of ATCLLC membership units and issuance to ALLETE of shares of Class A Common Stock of ATCMI, conditioned upon receipt of all state and federal regulatory approvals, and other such third-party approvals as necessary.

Dated as of the 12th day of December, 2005.

José M. Delgado	J. Leroy Thilly
 Anthony S. Earl	William C. Verrette
William D. Harvey	Larry L. Weyers

RESOLVED FURTHER, that ALLETE shall have the right, but not the obligation, to participate in ATCLLC's general equity capital calls on a *pro rata* basis in accordance with ALLETE's percentage ownership of ATCLLC, calculated as has been customary or, if changed, as applicable for all ATCLLC members.

RESOLVED FURTHER, that in connection with the preceding Resolution, Management is hereby authorized and directed to execute all documents, containing terms and conditions consistent with this Resolution, necessary or convenient for the admission of ALLETE to ATCLLC, receipt of cash, issuance to ALLETE of ATCLLC membership units and issuance to ALLETE of shares of Class A Common Stock of ATCMI, conditioned upon receipt of all state and federal regulatory approvals, and other such third-party approvals as necessary.

Dated as of the 12th day of December, 2005.

José M. Delgado	J. Leroy Thilly
Anthony S. Earl	William C. Verrette
 William D. Harvey	Larry L. Weyers

RESOLVED FURTHER, that ALLETE shall have the right, but not the obligation, to participate in ATCLLC's general equity capital calls on a *pro rata* basis in accordance with ALLETE's percentage ownership of ATCLLC, calculated as has been customary or, if changed, as applicable for all ATCLLC members.

RESOLVED FURTHER, that in connection with the preceding Resolution, Management is hereby authorized and directed to execute all documents, containing terms and conditions consistent with this Resolution, necessary or convenient for the admission of ALLETE to ATCLLC, receipt of cash, issuance to ALLETE of ATCLLC membership units and issuance to ALLETE of shares of Class A Common Stock of ATCMI, conditioned upon receipt of all state and federal regulatory approvals, and other such third-party approvals as necessary.

Dated as of the 12th day of December, 2005.



José M. Delgado	J. Leroy Thilly
Anthony S. Earl	William C. Verrette
William D. Harvey	Larry L. Weyers

RESOLVED FURTHER, that ALLETE shall have the right, but not the obligation, to participate in ATCLLC's general equity capital calls on a *pro rata* basis in accordance with ALLETE's percentage ownership of ATCLLC, calculated as has been customary or, if changed, as applicable for all ATCLLC members.

RESOLVED FURTHER, that in connection with the preceding Resolution, Management is hereby authorized and directed to execute all documents, containing terms and conditions consistent with this Resolution, necessary or convenient for the admission of ALLETE to ATCLLC, receipt of cash, issuance to ALLETE of ATCLLC membership units and issuance to ALLETE of shares of Class A Common Stock of ATCMI, conditioned upon receipt of all state and federal regulatory approvals, and other such third-party approvals as necessary.

Dated as of the 8th day of December, 2005.

____________________	____________________
José M. Delgado	J. Leroy Thilly
____________________	
Anthony S. Earl	William C. Verrette
____________________	____________________
William D. Harvey	Larry L. Weyers

RESOLVED FURTHER, that ALLETE shall have the right, but not the obligation, to participate in ATCLLC's general equity capital calls on a *pro rata* basis in accordance with ALLETE's percentage ownership of ATCLLC, calculated as has been customary or, if changed, as applicable for all ATCLLC members.

RESOLVED FURTHER, that in connection with the preceding Resolution, Management is hereby authorized and directed to execute all documents, containing terms and conditions consistent with this Resolution, necessary or convenient for the admission of ALLETE to ATCLLC, receipt of cash, issuance to ALLETE of ATCLLC membership units and issuance to ALLETE of shares of Class A Common Stock of ATCMI, conditioned upon receipt of all state and federal regulatory approvals, and other such third-party approvals as necessary.

Dated as of the 12th day of December, 2005.

José M. Delgado

J. Leroy Thilly

Anthony S. Earl

William C. Verrette

William D. Harvey



Larry L. Weyers



Allen L. Leverett

Gary J. Wolter

Agustin A. Ramirez

Stephen J. Yanisch

Allen L. Leverett

Gary J. Wolter



Agustin A. Ramirez

Stephen J. Yanisch

Allen L. Leverett



Gary J. Wolter

Agustin A. Ramirez

Stephen J. Yanisch

Allen L. Leverett

Gary J. Wolter

Agustin A. Ramirez



Stephen J. Yanisch

EXHIBIT A

SECOND AMENDMENT TO AGREEMENT FOR TRANSFER OF PRIMARY REPONSIBILITY FOR ARROWHEAD-WESTON TRANSMISSION PROJECT

The parties to the Agreement for Transfer of Primary Responsibility for Arrowhead-Weston Transmission Project hereby agree to amend the Agreement as follows:

1. Section 5.b. of the Agreement is amended to add the following two sentences at the beginning thereof:

"As used in this Section 5.b. and in Section 6., "WPSI" shall mean WPSI or its designee, provided such designee has been approved for membership in ATCLLC by the Board of Directors of ATCM in their sole discretion and in accordance with such approval."

"As used in this Section 5.b. and in Section 6., "WPSC" shall mean WPSC or its designee, provided such designee has been approved by the Board of Directors of ATCM in their sole discretion to own ATCM Class A common stock and in accordance with such approval."

2. The fifth sentence of Section 5.b. after the addition of the two sentences described in "1" above is amended by adding the words "in total" after the word "purchase."

3. A new section, Section 5.c. shall be added as follows:

"5.c. If a person designated by WPSI or WPSC pursuant to Section 5.b. does not purchase membership units or Class A shares, WPSI and WPSC respectively shall purchase such membership units or Class A shares."

4. Paragraph 11 is deleted and the numbers of the subsequent sections shall not be changed.

Dated this ____ day of November, 2005.

Wisconsin Public Service Corporation

By:______________________________
Larry L. Weyers
Chairman, President and Chief Executive Officer

WPS Investments, LLC,
by its corporate manager,
WPS Resources Corporation

By:______________________________
Larry L. Weyers
Chairman, President and Chief Executive Officer

American Transmission Company LLC,
by its corporate manager
ATC Management Inc.

By:______________________________
José M. Delgado
President and Chief Executive Officer

ATC Management Inc.

By:______________________________
José M. Delgado
President and Chief Executive Officer

Exhibit +10(h)1

AMENDED AND RESTATED

ALLETE

EXECUTIVE ANNUAL INCENTIVE PLAN

With Amendments through January 1, 2010

AMENDED AND RESTATED
ALLETE
EXECUTIVE ANNUAL INCENTIVE PLAN

Article 1. Establishment and Purpose

1.1 Establishment of the Plan. ALLETE, Inc., a Minnesota corporation, f/k/a Minnesota Power, Inc., f/k/a Minnesota Power & Light Company (hereinafter referred to as the "Company"), hereby establishes an annual incentive compensation plan (the "Plan"), as set forth in this document. The Plan allows for annual cash payments to Participants based on the Company's annual performance relative to both financial and non-financial goals.

1.2 Purpose of the Plan. The purpose of the Plan is to motivate Participants to work toward improved annual financial and non-financial performance. The Plan is further intended to assist the Company in its ability to attract and retain the services of officers and key employees upon whom the successful conduct of its operations is largely dependent.

Article 2. Definitions

Whenever used in the Plan, the following terms shall have the meanings set forth below and, when such meaning is intended, the initial letter of the word is capitalized:

2.1 "Award" means the payment made to the Participant based on the achievement of established financial and nonfinancial performance goals as provided under the Plan.

2.2 "Business Unit" means any subsidiary or division of the Company labeled as a business unit for the purposes of the Plan.

2.3 "Change in Control" of the Company shall be deemed to have occurred as of the first day that any one or more of the following conditions shall have been satisfied:

(a) the dissolution of the Company;

(b) a reorganization, merger or consolidation of the Company with one or more unrelated corporations, as a result of which the Company is not the surviving corporation;

(c) the sale, exchange, transfer or other disposition of shares of the common stock of the Company (or shares of the stock of any person that is a shareholder of the Company) in one or more transaction, related or unrelated, to one or more persons unrelated to the Company if, as a result of such transactions, any person (or any person and its affiliates) owns more than twenty percent of the voting power of the outstanding common stock of the Company; or

(d) the sale of all or substantially all the assets of the Company.

2.4 "Code" means the Internal Revenue Code of 1986, as amended from time to time.

2.5 "Committee" means the Executive Compensation Committee, appointed by the Board of Directors to administer the Plan.

2.6 "Disability" or "Disabled" means a physical or mental condition in which the Participant is:

(a) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months;

(b) by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under the Employer's accident and health plan;

(c) determined to be totally disabled by the Social Security Administration; or

(d) disabled pursuant to an Employer-sponsored disability insurance arrangement provided that the definition of disability applied under such disability insurance program complies with the foregoing definition of Disability.

2.7 "Eligible Employee" means an employee who is eligible to participate in the Plan, as approved by the Committee.

2.8 "Participant" means an Eligible Employee who has received an opportunity for an Award.

2.9 "Performance Year" shall mean the period from January 1 through December 31 of any given year.

2.10 "Proration" or "Prorated" means an Award calculation that accounts for time spent in a job position or Business Unit based on the number of whole months spent in the position or Business Unit and counting as a whole month any month the Participant was in the position or Business Unit on the 15th of the month.

2.11 "Related Company" means ALLETE, Inc. and all persons with whom the ALLETE, Inc. would be considered a single employer under Code section 414(b) (employees of controlled group of corporations), and all persons with whom such person would be considered a single employer under Code section 414(c) (employees of partnerships, proprietorships, etc., under common control); provided that in applying Code sections 1563(a)(1), (2), and (3) for purposes of determining a controlled group of corporations under Code section 414(b), the language "at least 50 percent" is used instead of "at least 80 percent" each place it appears in Code sections 1563(a)(1), (2), and (3), and in applying Treasury Regulations section 1.414(c)-2 for purposes of determining trades or businesses (whether or not incorporated) that are under common control for purposes of Code section 414(c), "at least 50 percent" is used instead of "at least 80 percent" each place it appears in Treasury Regulations section 1.414(c)-2

2.12 "Retirement" or "Retires" means Separation from Service, for reasons other than death or Disability, on or after attaining normal retirement age or early retirement age as defined in the most applicable qualified retirement plan sponsored by the Related Company that employed the Participant immediately preceding the Separation from Service, without regard to whether the Participant is a participant in such plan, or if the employer Related Company does not sponsor such retirement plan, on or after attaining Normal Retirement Age or Early Retirement Age as defined in the Minnesota Power and Affiliated Companies Retirement Plan A, without regard to whether the Participant is a participant under the Minnesota Power and Affiliated Companies Retirement Plan A.

2.13 "Separation from Service" means that the Participant terminates employment within the meaning of Treasury Regulations section 1.409A-1(h) and other applicable guidance with all Related Companies. Whether a termination of employment has occurred is determined under the facts and circumstances, and a termination of employment shall occur if all Related Companies and the Participant reasonably anticipate that no further services shall be performed after a certain date or that the level of bona fide services the Participant shall perform after such date (as an employee or an independent contractor) shall permanently decrease to no more than 20 percent of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding 36-month period (or the full period of services to the Related Companies if the Participant has been providing services to the Related Companies less than 36 months). A Participant shall not be considered to separate from service during a bona fide leave of absence for less than six (6) months or longer if the Participant retains a right to reemployment with any Related Company by contract or statute. With respect to disability leave, a Participant shall not be considered to separate from service for 29 months unless the Participant otherwise terminates employment or is terminated by all Related Companies

2.14 "Target Award" means the percent of base salary set out at the beginning of the Performance Year, a percentage of which is earned based on performance.

Article 3. Administration

3.1 The Committee. The Plan shall be administered by the Executive Compensation Committee of the Board.

3.2 Authority of the Committee. The Committee shall have full power to administer the Plan, including, without limitation, the following: to determine the size of Awards; to determine the terms and conditions under which Awards will be made; to interpret the Plan as it deems appropriate; to establish, amend or waive rules relating to the administration of the Plan; and to delegate its authority as it deems appropriate.

3.3 Costs. The Company shall pay all costs of administration of the Plan.

Article 4. Funding

4.1 Required Funding. The required funding for Awards under the Plan will be determined before the start of each Performance Year by summing the Target Awards of the Participants.

4.2 Adjustments. As soon as practical after the end of the Performance Year, Awards will be calculated and the funded Award pool will be adjusted accordingly. If the sum total of actual Awards is greater than the sum total of Target Awards, the difference will be paid out of the additional Company profit generated by the results causing the higher payout.

Article 5. Eligibility and Participation

5.1 Eligibility. Eligible Employees may include officers and key employees of Related Companies, including employees who serve as members of the Company's Board of Directors, as determined by the Company Chief Executive Officer and approved by the Committee.

Article 6. Performance Measurement

6.1 Financial Measures. Within ninety (90) days of the start of the Performance Year, the Committee shall approve any financial performance goals using measurements such as the following: return on gross investment (ROGI), free cash flow, revenue growth, earnings before interest, taxes, depreciation, amortization and leases (EBITDAL), and/or earnings per share (EPS).

6.2 Nonfinancial Measures Employed. Within ninety (90) days of the start of the Performance Year, the Committee will approve any non-financial performance goals based on strategic objectives.

Article 7. Award Determination

7.1 Award Calculation. As soon as possible after the close of the Performance Year, based on audited financial statements (for financial goals) and other records (for nonfinancial goals), each Participant's Award shall be calculated. The Committee reserves the right to select from all Eligible Employees, an employee or employees who will not receive Awards under the Plan due to individual performance. A Participant's Award will be reduced by, and the Participant will not receive, any amount that otherwise would be disallowed as a deduction by the Company due to the limitations under Code Section 162(m), or any subsequent or similar Code provision that limits the amount of compensation expense the Company may deduct.

7.2 Awards. Any Award with respect to a Performance Year shall be paid between January 1 and March 15 of the year following the close of such Performance Year.

Article 8. Other Awards

The Committee shall have the right to make other Awards which it deems appropriate based on outstanding individual or team performance. The Committee may grant shares of the Company's common stock in lieu of cash from time to time.

Article 9. Beneficiary Designation

Each Participant under the Plan may name any beneficiary to whom any benefit under the Plan is to be paid in case of his or her death before he or she receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, shall be in a form prescribed by the Committee, and will be effective only when filed by the Participant in writing with the Committee during the Participant's lifetime. In the absence of any such designation, benefits remaining unpaid at the Participant's death shall be paid to the Participant's estate.

Article 10. Deferrals

The Committee may permit a Participant to defer such Participant's receipt of an Award. If any such deferral election is permitted, the Committee shall, in its sole discretion, establish rules and procedures for such payment deferrals.

Article 11. New Hires

A new employee may become a Participant in the year hired and become eligible to earn a Prorated Award for the Performance Year corresponding to the year of hire.

Article 12. Transfers

If during a Performance Year the Participant transfers to a different Business Unit and remains a Participant in the new Business Unit but with different performance goals, different opportunity level or both, the Participant will be eligible to earn a total Prorated Award equal to the sum of: (a) the Prorated Award applicable to the portion of the Performance Year spent in the Business Unit from which the Participant transferred and (b) the Prorated Award applicable to the portion of the Performance Year spent in the Business Unit to which the Participant transferred.

Article 13. Promotions

If during a Performance Year the Participant transfers to a different position in the same Business Unit but with a different opportunity level, the Participant will be eligible to earn a total Prorated Award equal to the sum of: (a) the Prorated Award applicable to the portion of the Performance Year spent in the position from which the Participant transferred and (b) the Prorated Award applicable to the portion of the Performance Year spent in the position to which the Participant transferred.

Article 14. Retirement or Disability

In the case of Retirement or Disability, the Participant will receive a Prorated Award based on the number of months within the Performance Year which had elapsed as of the date of Retirement or Disability.

Article 15. Death

Prorated Awards earned based on the number of months during the Performance Year spent in the employ of the Company until death will be paid to the Participant's beneficiary or, if no beneficiary is named, to the Participant's estate.

Article 16. Separation from Service

Separation from Service other than for Retirement, Disability or death before December 31 of any Performance Year results in forfeiture of any Award unless otherwise determined by the Committee.

Article 17. Rights of Employees

17.1 Employment. Nothing in the Plan shall interfere with or limit in any way the right of the Company to terminate any Participant's employment at any time, for any reason or for no reason in the Company's sole discretion, nor confer upon any Participant any right to continue in the employ of the Company.

17.2 Participation. No employee shall have the right to be selected to receive an Award under the Plan, or, having been so selected, to be selected to receive a future Award.

Article 18. Change-in-Control

Upon the occurrence of a Change-in-Control, as defined herein, Awards under the Plan will be calculated as if the end of the Performance Year had occurred, based on the Company's performance to date.

Article 19. Withholding

The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state and local taxes (including the Participants' FICA obligation) required by law to be withheld with respect to an Award made under the Plan.

Article 20. Amendment

The Company reserves the right to cancel, amend, terminate, suspend or otherwise change the Plan or outstanding Awards for any reason at any time before, during or after the Performance Year to which an Award relates, upon authorization of its Board of Directors. The Executive Compensation Committee of the Board of Directors may expand, reduce or otherwise change any and all opportunities, Awards, and any and all financial factors, or financial measures used in the Plan or outstanding Awards for any reason at any time before, during or after the Performance Year to which an Award relates. All changes described in this paragraph are at the sole discretion of the Board of Directors and/or the Executive Compensation Committee, may be made at any time, and may have a retroactive effective date.

ALLETE, Inc.

By______________________________
Donald J. Shippar
Chairman & Chief Executive Officer

Attest:

By______________________________
Deborah A. Amberg
Senior Vice President, General Counsel & Secretary

Exhibit +10(h)3

ALLETE Executive Annual Incentive Plan
Form of Award
Effective 2010
[Eligible Executive Employees]

Target Award Opportunity

Base Salary $

Times

Award Opportunity (percent of base salary) %

Equals

Target Award $

Performance Levels and Award Amounts

Goal Performance Level	Payout as Percent of Target Award	Award Amount
Superior	200%	$
Target	100%	$
Threshold	37.5%	$
Below Threshold	0%	$

Goals

	Goal Weighting
Financial Goals	
Net Income from Continuing Operations	50%
Cash from Operating Activities	25%
Strategic Goals	25%
	100%

Exhibit +10(m)8

ANNEX A
TO
ALLETE EXECUTIVE LONG-TERM INCENTIVE COMPENSATION PLAN
PERFORMANCE SHARE GRANT

1. Further Terms and Conditions of Performance Shares. The Grant of Performance Shares evidenced by the Grant to which this is annexed is subject to the following additional terms and conditions:

(a) Dividend Equivalents. The Participant shall receive Dividend Equivalents with respect to the number of Performance Shares subject to the Grant. Dividend Equivalents shall be calculated and credited to the Participant at the end of the Performance Period. The Dividend Equivalents shall be in the form of additional Performance Shares, which shall be added to the number of Performance Shares subject to the Grant, and which shall equal the number of Shares (including fractional Shares) that could be purchased on the dividend payment dates, based on the closing sale price as reported in the consolidated transaction reporting system on that date, with cash dividends that would have been paid on Performance Shares, if such Performance Shares were Shares.

(b) Satisfaction of Goals. At the end of the Performance Period, the Executive Compensation Committee (the "Committee") shall determine the extent to which the Performance Goals have been met. The Participant will not be credited with any Performance Shares if the threshold level has not been met. Subject to the provisions of subsection (d) hereof and to provisions in the Plan for change in control, percentages of the Performance Share grant shall be credited to the Participant as follows: If the threshold level has been met, 50% of the Performance Shares (as increased by the Dividend Equivalents) shall be credited to the Participant. If the target level has been met, 100% of the Performance Shares (as increased by the Dividend Equivalents) shall be credited to the Participant. If the superior level has been met, 200% of the Performance Shares (as increased by the Dividend Equivalents) shall be credited to the Participant. Straight line interpolation will be used to determine earned awards based on achievement of goals between the threshold, target and superior levels.

(c) Payment. Subject to the provisions of subsection (d) hereof and to provisions in the Plan for change in control, Performance Shares as determined by the Committee according to subsection (b) hereof shall be paid out 100% (as increased by the Dividend Equivalents) within two and one half months after the end of the Performance Period and after the Committee has determined the extent to which Performance Goals have been met. Payment shall be made, after withholding Performance Shares equal in value to the Participant's income tax obligation via a deposit of ALLETE common stock into an Invest Direct account. Performance Share awards shall not vest until paid.

(d) Payment Upon Death, Retirement or Disability; Forfeiture of Unvested Performance Shares Upon Demotion, Unsatisfactory Job Performance or Other Separation from Service.

(1) If during a Performance Period the Participant (i) Retires, (ii) dies while employed by a Related Company, or (iii) becomes Disabled, the Participant (or the Participant's beneficiary or estate) shall receive a payment of any Performance Shares (as increased by the Dividend Equivalents) after the end of the Performance Period, promptly after the Committee has determined the extent to which Performance Goals have been met. The payment shall be prorated based upon the number of whole calendar months within the Performance Period which had elapsed as of the date of death, Retirement or Disability in relation to the number of calendar months in the full Performance Period. A whole month is counted in the calculation if the Participant was in the position as of the 15th of the month.

(2) If after the end of a Performance Period, but before any or all Performance Shares have been paid, as specified in subsection (d)(1) above, the Participant Retires, dies or becomes Disabled, the Participant (or the Participant's beneficiary or estate) shall be entitled to a full payout of all Performance Shares (as increased by the Dividend Equivalents), which shall be paid out at the next scheduled performance share payment date.

(3) If prior to payment of all Performance Shares, the Participant is demoted, or ALLETE or a Business Unit determines, in its sole discretion, that the Participant's job performance is unsatisfactory, ALLETE reserves the right to cancel or amend the Participant's grant relating to any unpaid Performance Shares, with the result that some portion or all of the Participant's unpaid Performance Shares will be forfeited.

(4) If the Participant has a Separation from Service for any reason other than those specified in subsection (d)(1) above, all Performance Shares and related Dividend Equivalents to the extent not yet paid shall be forfeited on the date of such Separation from Service, except as otherwise provided by the Committee.

2. Ratification of Actions. By receiving the Grant or other benefit under the Plan, the Participant and each person claiming under or through Participant shall be conclusively deemed to have indicated the Participant's acceptance and ratification of, and consent to, any action taken under the Plan or the Grant by ALLETE, the Board or the Committee.

3. Notices. Any notice hereunder to ALLETE shall be addressed to ALLETE, 30 West Superior Street, Duluth, Minnesota 55802, Attention: Manager - Executive Compensation and Employee Benefits, Human Resources, and any notice hereunder to the Participant shall be directed to the Participant's address as indicated by ALLETE's records, subject to the right of either party to designate at any time hereafter in writing some other address.

4. Governing Law and Severability. To the extent not preempted by the Federal law, the Grant will be governed by and construed in accordance with the laws of the State of

Minnesota, without regard to its conflicts of law provisions. In the event any provision of the Grant shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Grant, and the Grant shall be construed and enforced as if the illegal or invalid provision had not been included.

5. Definitions. Capitalized terms not otherwise defined herein shall have the meanings given them in the Plan. The following definitions apply to the Grant and this Annex A:

(a) "**Code**" means the Internal Revenue Code of 1986, as it may be amended from time to time.

(b) "**Disability**" or "**Disabled**" means a physical or mental condition in which the Participant is:

(i) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months;

(ii) by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under the Employer's accident and health plan;

(iii) determined to be totally disabled by the Social Security Administration; or

(iv) disabled pursuant to an Employer-sponsored disability insurance arrangement provided that the definition of disability applied under such disability insurance program complies with the foregoing definition of Disability.

(c) "**Related Company**" means ALLETE, Inc. and all persons with whom the ALLETE, Inc. would be considered a single employer under Code section 414(b) (employees of controlled group of corporations), and all persons with whom such person would be considered a single employer under Code section 414(c) (employees of partnerships, proprietorships, etc., under common control); provided that in applying Code sections 1563(a)(1), (2), and (3) for purposes of determining a controlled group of corporations under Code section 414(b), the language "at least 50 percent" is used instead of "at least 80 percent" each place it appears in Code sections 1563(a)(1), (2), and (3), and in applying Treasury Regulations section 1.414(c)-2 for purposes of determining trades or businesses (whether or not incorporated) that are under common control for purposes of Code section 414(c), "at least 50 percent" is used instead of "at least 80 percent" each place it appears in Treasury Regulations section 1.414(c)-2.

(d) "**Retirement**" or "**Retires**" means Separation from Service, for reasons other than death or Disability, on or after attaining normal retirement age or early retirement age as defined in the most applicable qualified retirement plan sponsored by the Related Company that employed the Participant immediately preceding the Separation from Service, without regard to whether the Participant is a participant in such plan, or if the employer Related Company does not sponsor such retirement plan, on or after attaining Normal Retirement Age or Early Retirement Age as defined in the Minnesota Power and Affiliated Companies Retirement Plan A, without regard to whether the Participant is a participant under the Minnesota Power and Affiliated Companies Retirement Plan A.

(e) "**Separation from Service**" means that the Participant terminates employment within the meaning of Treasury Regulations section 1.409A-1(h) and other applicable guidance with all Related Companies. Whether a termination of employment has occurred is determined under the facts and circumstances, and a termination of employment shall occur if all Related Companies and the Participant reasonably anticipate that no further services shall be performed after a certain date or that the level of bona fide services the Participant shall perform after such date (as an employee or an independent contractor) shall permanently decrease to no more than 20 percent of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding 36-month period (or the full period of services to the Related Companies if the Participant has been providing services to the Related Companies less than 36 months). A Participant shall not be considered to separate from service during a bona fide leave of absence for less than six (6) months or longer if the Participant retains a right to reemployment with any Related Company by contract or statute. With respect to disability leave, a Participant shall not be considered to separate from service for 29 months unless the Participant otherwise terminates employment or is terminated by all Related Companies.

Exhibit +10(m)9

ANNEX A
TO
ALLETE EXECUTIVE LONG-TERM INCENTIVE COMPENSATION PLAN
RESTRICTED STOCK UNIT GRANT

The grant of restricted stock units (each , a "RSU") under the ALLETE Executive Long-Term Incentive Compensation Plan (the "Plan"), evidenced by the Grant to which this is annexed, is subject to the following additional terms and conditions:

1. Form and Timing of Payment. Subject to the provisions hereof, each RSU will be paid in the form of one share of ALLETE common stock (each, a "Share"), plus accrued dividend equivalents, which shares will be deposited into an account for the Participant in the ALLETE Invest Direct plan. Except as otherwise provided in sections 3 and 4, below, payment will be made during the period ending sixty days after the end of the vesting period; provided, however, the Participant will not be permitted, directly or indirectly, to designate the taxable year of the distribution. Payment will be subject to withholding Shares equal in value to the Participant's income tax obligation.

2. Dividend Equivalents. The Participant will receive Dividend Equivalents in connection with the RSU's granted. Dividend Equivalents will be calculated and credited to the Participant at the time the underlying RSU's are paid. Dividend Equivalents shall be in the form of additional RSU's, which shall be added to the number of RSU's subject to the grant, and which shall equal the number of Shares (including fractional Shares) that could have been purchased on the dividend payment dates based on the closing price as reported in the consolidated transaction reporting system on that date with cash dividends that would have been paid on the RSU's, if such RSU's were Shares.

3. Payment Upon Retirement, Death or Disability; Forfeiture Upon Other Termination of Employment or Unsatisfactory Job Performance.

3.1 Subject to Section 3.4 below, if during the vesting period the Participant (i) Retires, (ii) dies while employed by ALLETE or any Related Company, or (iii) becomes Disabled, a portion of the unvested RSU's subject to the Grant will vest and be paid to the Participant (or the Participant's beneficiary or estate) during the period ending sixty days after such event; provided, however, the Participant will not be permitted, directly or indirectly, to designate the taxable year of the distribution. Payment pursuant to this Section 3.1 shall be prorated, after giving effect to the accumulation of Dividend Equivalents, based on the number of whole calendar months within the vesting period that had elapsed as of the date of Retirement, death or Disability in relation to the number of calendar months in the vesting period. For purposes of this calculation, the Participant will be credited with a whole month if the Participant was employed on the 15th of the month.

3.2 If during the vesting period or prior to payment of all RSU's the Participant has a Separation from Service for any reason other than those specified in Section 3.1

above, all unvested or unpaid RSU's subject to the Grant will be forfeited on the date of such Separation from Service.

3.3 If during the vesting period or prior to payment of all Shares the Participant is demoted, or if ALLETE determines, in its sole discretion, that the Participant's job performance is unsatisfactory, ALLETE may cancel or amend the Participant's grant relating to any unpaid RSU's, resulting in the forfeiture of some portion or all of the Participant's unpaid RSU's.

3.4 Notwithstanding anything herein to the contrary, if the Participant becomes entitled to a payment of the RSU's by reason of the Participant's Retirement and if the Participant is a Specified Employee on the date of such Retirement, payment shall not be made until the earlier of: (i) the expiration of the six-month period beginning on the date of Participant's Retirement, or (ii) the date of the Participant's death. The payment to which a Specified Employee would otherwise be entitled during this six-month period shall be paid, together with dividend equivalents that have accrued during this six-month delay, during the seventh month following the date of the Participant's Retirement, or, if earlier, the date of the Participant's death.

4. Change in Control. Upon the occurrence of a Change in Control, unless the Committee provides otherwise prior to the Change in Control, outstanding unvested RSU's shall immediately vest and be payable to the Participant during the period ending sixty days after the Change in Control; provided, however, the Participant will not be permitted, directly or indirectly, to designate the taxable year of the distribution. Any payment on account of a Change in Control will be prorated, after giving effect to the accumulation of Dividend Equivalents, based on the number of whole calendar months within the three-year vesting period that had elapsed as of the date of the Change in Control in relation to the number of calendar months in the three-year vesting period. For purposes of this calculation, the Participant will be credited with a whole month if the Participant was employed on the 15th of the month.

5. Ratification of Actions. By receiving the Grant or other benefit under the Plan, the Participant and each person claiming under or through Participant shall be conclusively deemed to have indicated the Participant's acceptance and ratification of, and consent to, any action taken under the Plan or the Grant by ALLETE, the Board, or the Committee.

6. Notices. Any notice hereunder to ALLETE shall be addressed to ALLETE, 30 West Superior Street, Duluth, Minnesota 55802, Attention: Manager - Executive Compensation and Employee Benefits, Human Resources, and any notice hereunder to the Participant shall be directed to the Participant's address as indicated by ALLETE's records, subject to the right of either party to designate at any time hereafter in writing some other address.

7. Governing Law and Severability. To the extent not preempted by the Federal law, the Grant will be governed by and construed in accordance with the laws of the State of Minnesota, without regard to its conflicts of law provisions. In the event any provision of the Grant shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining

parts of the Grant, and the Grant shall be construed and enforced as if the illegal or invalid provision had not been included.

8. Definitions. Capitalized terms not otherwise defined herein shall have the meanings given them in the Plan. The following definitions apply to the Grant and this Annex A:

8.1 **"Change in Control"** means the earliest of:

(i) the date any one Person, or more than one Person acting as a group (as the term "group" is used in Treasury Regulations section 1.409A-3(i)(5)(v)(B)), acquires ownership of stock of the Company that, together with stock previously held by the acquirer, constitutes more than fifty (50%) percent of the total fair market value or total voting power of Company stock. If any one Person, or more than one Person acting as a group, is considered to own more than fifty (50%) percent of the total fair market value or total voting power of Company stock, the acquisition of additional stock by the same Person or Persons acting as a group does not cause a Change in Control. An increase in the percentage of stock owned by any one Person, or Persons acting as a group, as a result of a transaction in which Company acquires its stock in exchange for property, is treated as an acquisition of stock;

(ii) the date any one Person, or more than one Person acting as a group (as the term "group" is used in Treasury Regulations section 1.409A-3(i)(5)(v)(B)), acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by that Person or Persons) ownership of Company stock possessing at least thirty (30%) percent of the total voting power of Company stock;

(iii) the date a majority of the members of the Company's board of directors is replaced during any twelve (12) month period by directors whose appointment or election is not endorsed by a majority of the members of the board of directors prior to the date of appointment or election; or

(iv) the date any one Person, or more than one Person acting as a group (as the term "group" is used in Treasury Regulations section 1.409A-3(i)(5)(v)(B)), acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by that Person or Persons) assets from the Company that have a total gross fair market value equal to at least forty (40%) percent of the total gross fair market value of all the Company's assets immediately prior to the acquisition or acquisitions. For this purpose, "gross fair market value" means the value of the corporation's assets, or the value of the assets being disposed of, without regard to any liabilities associated with these assets.

In determining whether a Change in Control occurs, the attribution rules of Code section 318 apply to determine stock ownership. The stock underlying a vested option is treated as owned by the individual who holds the vested option, and the stock underlying an unvested option is not treated as owned by the individual who holds the unvested option. The term "Person" used in this definition means any individual, corporation (including any non-profit corporation), general, limited or limited liability partnership, limited liability company, joint venture, estate, trust, firm, association, organization or other entity or any governmental or quasi-governmental authority, organization, agency or body.

8.2 "**Code**" means the Internal Revenue Code of 1986, as it may be amended from time to time

8.3 "**Disability**" or "**Disabled**" means a physical or mental condition in which the Participant is:

(i) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months;

(ii) by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under the Employer's accident and health plan;

(iii) determined to be totally disabled by the Social Security Administration; or

(iv) disabled pursuant to an Employer-sponsored disability insurance arrangement provided that the definition of disability applied under such disability insurance program complies with the foregoing definition of Disability.

8.4 "**Related Company**" means the ALLETE, Inc. and all persons with whom the ALLETE, Inc. would be considered a single employer under Code section 414(b) (employees of controlled group of corporations), and all persons with whom such person would be considered a single employer under Code section 414(c) (employees of partnerships, proprietorships, etc., under common control); provided that in applying Code sections 1563(a)(1), (2), and (3) for purposes of determining a controlled group of corporations under Code section 414(b), the language "at least 50 percent" is used instead of "at least 80 percent" each place it appears in Code sections 1563(a)(1), (2), and (3), and in applying Treasury Regulations section 1.414(c)-2 for purposes of determining trades or businesses (whether or not incorporated) that are under common control for purposes of Code section 414(c), "at least 50 percent" is used instead of "at least 80 percent" each place it appears in Treasury Regulations section 1.414(c)-2.

8.5 "**Retirement**" or "**Retires**" means Separation from Service, for reasons other than death or Disability, on or after attaining normal retirement age or early retirement age as defined in the most applicable qualified retirement plan sponsored by the Related Company that employed the Participant immediately preceding the Separation from Service, without regard to whether the Participant is a participant in such plan, or if the employer Related Company does not sponsor such retirement plan, on or after attaining Normal Retirement Age or Early

Retirement Age as defined in the Minnesota Power and Affiliated Companies Retirement Plan A, without regard to whether the Participant is a participant under the Minnesota Power and Affiliated Companies Retirement Plan A.

8.6 "**Separation from Service**" means that the Participant terminates employment within the meaning of Treasury Regulations section 1.409A-1(h) and other applicable guidance with all Related Companies. Whether a termination of employment has occurred is determined under the facts and circumstances, and a termination of employment shall occur if all Related Companies and the Participant reasonably anticipate that no further services shall be performed after a certain date or that the level of bona fide services the Participant shall perform after such date (as an employee or an independent contractor) shall permanently decrease to no more than 20 percent of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding 36-month period (or the full period of services to the Related Companies if the Participant has been providing services to the Related Companies less than 36 months). A Participant shall not be considered to separate from service during a bona fide leave of absence for less than six (6) months or longer if the Participant retains a right to reemployment with any Related Company by contract or statute. With respect to disability leave, a Participant shall not be considered to separate from service for 29 months unless the Participant otherwise terminates employment or is terminated by all Related Companies.

8.7 "**Specified Employee**" means an Participant who is subject to the six-month delay rule described in Code section 409A(2)(B)(i), determined in accordance with guidelines adopted by the Board from time to time as permitted by Section 409A of the Code and Treasury Regulations section 1.409A-1 et seq., as they both may be amended from time to time, and other guidance issued by the Treasury Department and Internal Revenue Service thereunder.

Exhibit 12

ALLETE
Computation of Ratios of Earnings to Fixed Charges (Unaudited)

For the Year Ended December 31	2008	2007	2006	2005	2004
Millions Except Ratios					
Income from Continuing Operations Before Minority Interest and Income Taxes	$126.4	$137.2	$128.2	$19.8	$57.0
Less: Minority Interest *(a)*	–	–	–	–	2.1
Undistributed Income from Less than 50 percent Owned Equity Investment	3.8	3.3	2.3	–	–
	122.6	133.9	125.9	19.8	54.9
Fixed Charges					
Interest on Long-Term Debt	25.9	21.2	22.2	23.1	60.3
AFUDC - Debt	1.5	2.0	0.6	0.3	0.7
Other Interest Charges *(b)*	0.4	1.5	2.9	1.1	6.9
Interest Component of All Rentals *(c)*	2.5	1.9	2.0	2.8	3.5
Total Fixed Charges	30.3	26.6	27.7	27.3	71.4
Earnings Before Income Taxes and Fixed Charges	$152.9	$160.5	$153.6	$47.1	$126.3
Ratio of Earnings to Fixed Charges	5.05	6.03	5.55	1.73	1.77

(a) *Pre-tax income of subsidiaries that have not incurred fixed charges.*
(b) *Includes interest expense relating to the adoption of FIN 48 – "Accounting for Uncertainty in Income Taxes."*
(c) *Represents interest portion of rents estimated at 33 1/3 percent.*

Exhibit 21

Exhibit 21

SUBSIDIARIES OF THE REGISTRANT
(As of December 31, 2009)
(Reported Under Item 601 of Regulation S-K)

Name	State or Country of Organization
ALLETE, Inc. *(d.b.a. ALLETE; Minnesota Power; Minnesota Power, Inc.; Minnesota Power & Light Company; MPEX; MPEX A Division of Minnesota Power)*	Minnesota
ALLETE Automotive Services, LLC	Minnesota
ALLETE Capital II	Delaware
ALLETE Capital III	Delaware
ALLETE Properties, LLC *(d.b.a. ALLETE Properties)*	Minnesota
ALLETE Carolinas, LLC	Delaware
ALLETE Commercial, LLC	Florida
Cape Coral Holdings, Inc.	Florida
Lake Swamp, LLC.	Florida
Lehigh Acquisition Corporation	Delaware
Florida Landmark Communities, Inc.	Florida
Lehigh Corporation	Florida
Palm Coast Holdings, Inc.	Florida
Port Orange Holdings, LLC	Florida
Interlachen Lakes Estates, Inc.	Florida
Palm Coast Land, LLC	Florida
Tomoka Holdings, LLC	Florida
ALLETE Water Services, Inc.	Minnesota
Florida Water Services Corporation	Florida
Auto Replacement Property, LLC	Indiana
Energy Replacement Property, LLC	Minnesota
Georgia Water Services Corporation	Georgia
Energy Land, Incorporated	Wisconsin
Lakeview Financial Corporation I	Minnesota
Lakeview Financial Corporation II	Minnesota
Logistics Coal, LLC	Minnesota
Minnesota Power Enterprises, Inc.	Minnesota
BNI Coal, Ltd.	North Dakota
MP Affiliate Resources, Inc.	Minnesota
Rainy River Energy Corporation	Minnesota
Rainy River Energy Corporation - Wisconsin	Wisconsin
Synertec, Incorporated	Minnesota
Upper Minnesota Properties, Inc.	Minnesota
Upper Minnesota Properties - Development, Inc.	Minnesota
Upper Minnesota Properties - Irving, Inc.	Minnesota
Upper Minnesota Properties - Meadowlands, Inc.	Minnesota
Meadowlands Affordable Housing Limited Partnership	Minnesota
MP Investments, Inc.	Delaware
RendField Land Company, Inc.	Minnesota
Superior Water, Light and Power Company	Wisconsin

Exhibit 23(a)

Exhibit 23(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-3 (Nos. 333-150681, 333-02109, 333-41882, 333-57104, 333-147965) and Form S-8 (Nos. 333-16445, 333-16463, 333-82901, 333-91348, 333-105225, 333-124455, 333-162890) of ALLETE, Inc. of our report dated February 12, 2010, relating to the financial statements, financial statement schedules and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

PricewaterhouseCoopers LLP

Minneapolis, Minnesota
February 12, 2010

Exhibit 31(a)

Exhibit 31(a)

Rule 13a-14(a)/15d-14(a) Certification by the Chief Executive Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Donald J. Shippar, of ALLETE, Inc. (ALLETE), certify that:

1. I have reviewed this annual report on Form 10-K for the fiscal year ended December 31, 2009, of ALLETE;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 12, 2010



Donald J. Shippar
Chairman and Chief Executive Officer

Exhibit 31(b)

Exhibit 31(b)

Rule 13a-14(a)/15d-14(a) Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Mark A. Schober, of ALLETE, Inc. (ALLETE), certify that:

1. I have reviewed this annual report on Form 10-K for the fiscal year ended December 31, 2009, of ALLETE;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 12, 2010



Mark A. Schober
Senior Vice President and Chief Financial Officer

Exhibit 32

Exhibit 32

Section 1350 Certification of Periodic Report
By the Chief Executive Officer and Chief Financial Officer
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, each of the undersigned officers of ALLETE, Inc. (ALLETE), does hereby certify that:

1. The Annual Report on Form 10-K of ALLETE for the fiscal year ended December 31, 2009, (Report) fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 (15 U.S.C. 78m); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of ALLETE.

Date: February 12, 2010



Donald J. Shippar
Chairman and Chief Executive Officer

Date: February 12, 2010



Mark A. Schober
Senior Vice President and Chief Financial Officer

This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to liability pursuant to that section. Such certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that ALLETE specifically incorporates it by reference.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to ALLETE and will be retained by ALLETE and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99

Exhibit 99


ALLETE
NEWS

For Release: February 12, 2010

Investor Contact: Tim Thorp
218-723-3953
tthorp@allete.com

ALLETE reports 2009 earnings

Results in line with previously-stated guidance

ALLETE, Inc. (NYSE: ALE) today reported 2009 earnings of $1.89 per share, compared with 2008 earnings of $2.82 per share. Net income was $61 million on operating revenue of $759.1 million in 2009, versus net income of $82.5 million and operating revenue of $801 million in 2008. ALLETE's 2009 financial results reflected a $4.9 million, or 15 cent per share, after-tax charge for the 2008 portion of electric customer refunds from a prior rate case. Excluding that charge, ALLETE's 2009 earnings were $2.04 per share.

"The financial picture for ALLETE in 2009 was negatively impacted by the economic downturn and by regulatory outcomes that were less than favorable to us," said Don Shippar, ALLETE's Chairman and Chief Executive Officer.

Regulated Operations recorded net income of $65.9 million during the year, $2 million less than in 2008. Higher electric rates did not offset the combination of increased expenses, the 2008 portion of customer refunds, and lower kilowatt-hour sales. Due to the region's sluggish economy, sales of electricity to residential, municipal, commercial and industrial customers all declined from 2008 to 2009.

Kilowatt-hour sales to other power suppliers, however, more than doubled from 2008 to 2009 as Minnesota Power sold a portion of the electricity not used by its industrial customers.

ALLETE recorded higher income from its investment in the American Transmission Company due to an investment balance that climbed to $88.4 million at the end of 2009.

Net income in the **Investments and Other** segment fell by $19.5 million compared to 2008. Year-over-year comparison in this segment was also affected by $9.6 million in tax benefits and a gain on the sale of securities in 2008 that did not reoccur in 2009. ALLETE Properties recorded a net loss of $4.7 million in 2009 versus net income of $1.8 million the previous year as real estate market conditions remained weak throughout the year.

Common stock shares issued by the company during the year to fund ALLETE's regulated utility capital investment program diluted earnings by 19 cents per share in 2009.

Shippar said he expects ALLETE earnings for the full year 2010 to be within a range of $2.05 and $2.35 per share.

"We're encouraged by an improved outlook for our industrial customers and we expect to achieve acceptable regulatory outcomes in 2010," he said. Shippar also noted that a new industrial customer, Mesabi Nugget, is now in operation and that the company's investment balance in the American Transmission Company will grow in 2010.

ALLETE's corporate headquarters are located in Duluth, Minnesota. ALLETE provides energy services in the upper Midwest and has real estate holdings in Florida. More information about the company is available on ALLETE's Web site at www.allete.com.

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

###

ALLETE, Inc.

Consolidated Statement of Income
For the Periods Ended December 31, 2009 and 2008
Millions Except Per Share Amounts

	Quarter Ended		Year to Date	
	2009	2008	2009	2008
Operating Revenue				
Operating Revenue	$216.0	$196.1	$766.7	$801.0
Prior Year Rate Refunds	–	–	(7.6)	–
Total Operating Revenue	216.0	196.1	759.1	801.0
Operating Expenses				
Fuel and Purchased Power	80.1	63.3	279.5	305.6
Operating and Maintenance	84.2	76.6	308.9	318.1
Depreciation	17.9	16.4	64.7	55.5
Total Operating Expenses	182.2	156.3	653.1	679.2
Operating Income	33.8	39.8	106.0	121.8
Other Income (Expense)				
Interest Expense	(8.4)	(6.8)	(33.8)	(26.3)
Equity Earnings in ATC	4.6	4.1	17.5	15.3
Other	(2.0)	1.7	1.8	15.6
Total Other Income (Expense)	(5.8)	(1.0)	(14.5)	4.6
Income Before Non-Controlling Interest and Income Taxes	28.0	38.8	91.5	126.4
Income Tax Expense	9.3	15.1	30.8	43.4
Net Income	18.7	23.7	60.7	83.0
Less: Non-Controlling Interest in Subsidiaries	–	0.2	(0.3)	0.5
Net Income Attributable to ALLETE	$18.7	$23.5	$61.0	$82.5
Average Shares of Common Stock				
Basic	33.4	30.1	32.2	29.2
Diluted	33.5	30.2	32.2	29.3
Basic and Diluted Earnings Per Share of Common Stock	$0.56	$0.78	$1.89	$2.82
Dividends Per Share of Common Stock	$0.44	$0.43	$1.76	$1.72

Consolidated Balance Sheet
Millions

	Dec. 31, 2009	Dec. 31, 2008		Dec. 31, 2009	Dec. 31, 2008
Assets			**Liabilities and Equity**		
Cash and Short-Term Investments	$25.7	$102.0	Current Liabilities	$133.1	$150.7
Other Current Assets	199.8	150.3	Long-Term Debt	695.8	588.3
Property, Plant and Equipment	1,622.7	1,387.3	Other Liabilities	372.1	389.3
Investment in ATC	88.4	76.9	Deferred Income Taxes & Investment Tax Credits	253.1	169.6
Investments	130.5	136.9	Equity	939.0	836.9
Other	326.0	281.4			
Total Assets	$2,393.1	$2,134.8	**Total Liabilities and Equity**	$2,393.1	$2,134.8

ALLETE, Inc. Income (Loss)	Quarter Ended December 31, 2009	 2008	Year to Date December 31, 2009	 2008
Millions				
Regulated Operations	$20.9	$21.4	$65.9	$67.9
Investments and Other	(2.2)	2.1	(4.9)	14.6
Net Income Attributable to ALLETE	$18.7	$23.5	$61.0	$82.5
Diluted Earnings Per Share	$0.56	$0.78	$1.89	$2.82
Statistical Data				
Corporate				
Common Stock				
High	$35.29	$44.63	$35.29	$49.00
Low	$32.23	$28.28	$23.35	$28.28
Close	$32.68	$32.27	$32.68	$32.27
Book Value	$26.39	$25.37	$26.39	$25.37
Kilowatt-hours Sold				
Millions				
Regulated Utility				
Retail and Municipals				
Residential	308	318	1,164	1,172
Commercial	358	365	1,420	1,454
Municipals	262	259	992	1,002
Industrial	1,294	1,726	4,475	7,192
Total Retail and Municipal	2,222	2,668	8,051	10,820
Other Power Suppliers	981	556	4,056	1,800
Total Regulated Utility	3,203	3,224	12,107	12,620
Non-regulated Energy Operations	41	48	203	217
Total Kilowatt-hours Sold	3,244	3,272	12,310	12,837